新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

03 JAN -8 AM 10: 21

25 November, 2002

File No. 82-4218

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094-Stop3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003142

SUPPL

Dear Sirs,

Re: New World Infrastructure Limited (the "Company")

Pursuant to Rule 12g3-2(b), we enclose herewith the following documents of the Company for your information :-

1. copies of press announcement published on 12/11/02 and 18/11/02;

2. a copy of circular on major and connected transactions in relation to reorganization of the Company, Pacific Ports Company Limited and New World Services Limited, subsidiaries of New World Development Company Limited dated 18/11/02.

Yours faithfully,
For and on behalf of
NEW WORLD INFRASTRUCTURE LIMITED

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Fergus Chow
Company Secretary

Encl.

香港中環皇后大道中18號新世界大廈第2期9樓 電話 (852) 2131 3823 傳真 (852) 2130 0668
9/F New World Tower 2, 18 Queen's Road Central, Hong Kong Tel (852) 2131 3823 Fax (852) 2130 0668

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

DESPATCH OF CIRCULARS IN RELATION TO DISCLOSEABLE, MAJOR AND CONNECTED TRANSACTIONS
ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE CIRCULARS
PROPOSED CONSOLIDATION OF THE SHARES OF PACIFIC PORTS COMPANY LIMITED
BANK FINANCIAL COMMITMENT OF PACIFIC PORTS COMPANY LIMITED
CLARIFICATION RELATING TO A PRESS ARTICLE

The NWD Directors, the NWI Directors and the PPC Board are pleased to announce that the shareholders' circular of NWD (the "NWD Circular"), the shareholders' circular of NWI (the "NWI Circular") and the shareholders' circular of PPC (the "PPC Circular") will be despatched to the NWD Shareholders, the NWI Shareholders and the PPC Shareholders respectively on 18 November, 2002.

The NWI Directors set out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the NWI Group immediately following Reorganisation; and (iii) a summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 contained in the NWI Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public.

The PPC Board sets out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the Enlarged PPC Group; (iii) the unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002; and (iv) the unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 contained in the PPC Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public. In addition, please refer to the summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 which is set out in the section headed "Additional financial information disclosed in the NWI Circular" of this announcement as such information is also contained in the PPC Circular.

The PPC Board sets out below details of the proposal to consolidate the Existing PPC Shares and to change the board lot size following Completion. Furthermore, the PPC Board sets out below details of the bank financial commitment of PPC.

The NWD Directors, the NWI Directors and the PPC Board also wish to respond to a press article which appeared in the Hong Kong Economic Times on 14 November, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") in relation to, inter alia, the acquisition of the Infrastructure Assets by PPC from NWI, the acquisition of the Services Assets by PPC from the NWS Shareholders and the distribution of the PPC Distribution Shares by NWI. Reference is also made to the announcement made jointly by NWD, NWI and PPC dated 11 November, 2002 regarding delay in the despatch of their respective shareholders' circulars. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

DESPATCH OF THE NWD CIRCULAR

The NWD Directors are pleased to announce that the NWD Circular will be despatched to the NWD Shareholders on 18 November, 2002. The NWD Circular contains, inter alia, the advice of the NWD Independent Board Committee, the letter of advice from the independent financial adviser to the NWD Independent Board Committee and a notice convening the extraordinary general meeting of the NWD

6. The audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

7. The pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE NWI GROUP IMMEDIATELY FOLLOWING REORGANISATION

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the NWI Group immediately following the Reorganisation. It is based on the audited consolidated net assets of NWI as at 30 June, 2002 as set out in Part I of Appendix I of the

financial adviser to the NWD Independent Board Committee and a notice convening the *extraordinary general meeting* of the NWD Shareholders. NWD Shareholders are advised to read the information contained in the NWD Circular carefully.

DESPATCH OF THE NWI CIRCULAR

The NWI Directors are pleased to announce that the NWI Circular will be despatched to the NWI Shareholders on 18 November, 2002. The NWI Circular *contains, inter alia, the* advice of the NWI Independent Board Committee, the letter of advice from the independent financial adviser to the NWI Independent Board Committee and a notice convening the extraordinary general meeting of the NWI Shareholders. NWI Shareholders are advised to read the information contained in the NWI Circular carefully.

DESPATCH OF THE PPC CIRCULAR

The PPC Board is pleased to announce that the *PPC Circular will be despatched to the PPC Shareholders on 18 November, 2002.* The PPC Circular contains, inter alia, the advice of the PPC Independent Board Committee, the letter of advice from the independent financial adviser to the PPC Independent Board Committee, details of the Share Consolidation, the change in board lot size, arrangements for trading of odd lots and exchange of share certificates and the timetable for implementation thereof together with a notice convening the SGM. PPC Shareholders are advised to read the information contained in the PPC Circular carefully.

ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE NWI CIRCULAR

The NWI Directors set out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the NWI Group immediately following Reorganisation; and (iii) a summary of the financial indicators of the PPC Group and the Enlarged PPC Group post-Reorganisation for the year ended 30 June, 2002 *contained in the NWI Circular which is or may be price* sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public.

PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE NWI GROUP IMMEDIATELY FOLLOWING REORGANISATION

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation. It is based on the audited net tangible assets of the NWI Group as at 30 June, 2002, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

		HK$'000
Audited consolidated net assets of the NWI Group as at 30 June, 2002		11,962,644
Less:	Deferred expenditure and goodwill *(Note 1)*	(85,890)
Audited consolidated net tangible assets of the NWI Group as at 30 June, 2002		11,876,754
Add:	Cash Consideration to be received from PPC and the release of obligations under the BOC Loan *(Note 2)*	9,431,411
Less:	Carrying value of the Infrastructure Assets to be disposed of to PPC *(Note 3)*	(9,070,338)
	Estimated expenses relating to the Reorganisation	(35,000)
	Change in the net tangible asset value of the Enlarged PPC Group to be held by the NWI Group immediately following the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares *(Note 4)*	(1,163,377)
	Distribution of net tangible asset value of the Enlarged PPC Group to shareholders *(Note 5)*	(2,389,724)
Pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following the Reorganisation		8,649,726
Audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 *(Note 6)*		HK$12.47
Pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation (Note 7)		HK$9.08

Notes:

1. This includes deferred expenditure of HK$50,997,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,893,000 (as included under associated companies).

2. This represents the aggregate amount of Cash Consideration of HK$8,545,000,000 to be paid by PPC and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 by PPC for the disposal of Infrastructure Assets to PPC.

3. The carrying value of the Infrastructure Assets includes the book value of the Infrastructure Assets of HK$9,024,162,000 and the borrowing costs capitalised by the NWI Group of HK$46,176,000 relating to the financing of the qualifying investments in Tangjin Highway Companies.

4. This represents the change in share of net tangible assets of the PPC Group held by the NWI Group as at 30 June, 2002 of HK$3,553,101,000 and share of net tangible assets of the Enlarged PPC Group immediately before the Distribution of HK$2,389,724,000.

5. *This represents distribution in specie of net tangible asset value of the Enlarged PPC Group held by the NWI Group immediately before Distribution* to the NWI Shareholders.

Reorganisation. It is based on the audited consolidated net assets of NWI as at 30 June, 2002 as set out in Part I of Appendix I of the NWI Circular, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

				Disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares							The Distribution				
	The NWI Group HK$'000	Adjustments HK$'000	Note	Adjustments HK$'000	Note	Adjustments HK$'000	Note	Adjustments HK$'000	Note	The NWI Group before Distribution HK$'000	Adjustments HK$'000	Note	Adjustments HK$'000	Note	The NWI Group after Distribution HK$'000
Non-current assets															
Deferred expenditure	50,997									50,997					50,997
Associated companies	2,763,858					(730,677)	3			2,033,181					2,033,181
Investment in PPC	–					3,587,994	3	864,513	3	4,452,507	493,564	5	(4,946,071)	5	–
Jointly controlled entities	10,837,603			(6,607,719)	2	(2,357,125)	3			1,872,759					1,872,759
Fixed assets	7,493,158			(5,657,627)	2	(272,189)	3			1,563,342					1,563,342
Amount due from PPC	–	790,151	1							790,151					790,151
Other non-current assets	2,048,363					(3,027)	3			2,045,336					2,045,336
Total non-current assets	23,193,979									12,808,273					8,355,766
Current assets															
Amount due from PPC	–	96,260	1							96,260					96,260
Pledged deposits	838,666									838,666					838,666
Bank balances and cash	956,408	8,545,000	1	(352,182)	2	(349,331)	3			8,799,895					8,799,895
Other current assets	2,634,818			(296,726)	2	(6,091)	3			2,332,001					2,332,001
Total assets	27,623,871									24,875,095					20,422,588
Current liabilities															
Creditors and accruals	(1,257,892)			681,100	2	19,627	3	(35,000)	4	(592,165)					(592,165)
Current portion of long term liabilities	(2,236,935)			2,336	2					(2,234,599)					(2,234,599)
Other current liabilities	(1,103,713)			87,269	2	71	3			(1,016,373)					(1,016,373)
Total current liabilities	(4,598,540)									(3,843,137)					(3,843,137)
Non-current liabilities	(9,134,642)			1,397,339	2	12,489	3			(7,724,814)					(7,724,814)
Total liabilities	(13,733,182)									(11,567,951)					(11,567,951)
Minority interests	(1,928,045)			1,675,872	2	98,259	3			(153,914)					(153,914)
Net assets	11,962,644									13,153,230					8,700,723

Notes:

1. This represents the total consideration for the disposal of the Infrastructure Assets to PPC which includes:

   (i) Cash Consideration of HK$8,545,000,000; and

   (ii) amount due from PPC of HK$886,411,000 for the onward repayment of the principal and interest outstanding *from NWCI under the BOC Loan* to be undertaken by PPC. Of this amount, HK$96,260,000 is receivable within one year and is included in current assets and HK$790,151,000 receivable after one year is included in non-current assets.

2. These represent the carrying values of assets and liabilities of the Infrastructure Assets to be disposed of to PPC.

3. Immediately after the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares but before the Distribution, the NWI Group will hold 5,591,617,549 PPC Shares (equivalent to approximately 31.40% of the issued ordinary share capital of PPC), being the aggregate number of the 1,544,976,000 PPC Shares held by the NWI Group as at the Latest Practicable Date, 852,987,243 PPC Shares to be received as consideration for the disposal of the Infrastructure Assets to PPC and 3,193,654,306 PPC Shares to be received upon the conversion of all the Preference Shares.

   As a result of the dilution of interest from 75% to approximately 31.40% in the ordinary issued share capital of PPC immediately before the Distribution, PPC ceases to be accounted for as a subsidiary of NWI and the carrying values of assets and liabilities of the PPC Group of HK$3,587,994,000 (net) previously included in the consolidated accounts of NWI as at 30 June, 2002 are deducted from the assets and liabilities of the NWI Group. The net assets of the PPC Group held by the NWI Group of HK$4,452,507,000, being 31.40% of net assets of the PPC Group *immediately before the Distribution, is accounted for as an investment in PPC.*

4. This represents the estimated expenses to be incurred relating to the Reorganisation.

5. This represents distribution in specie of all the PPC Shares held by the NWI Group immediately before the Distribution. The amount of dividend of HK$4,946,071,000 represents the carrying value of net assets of the PPC Group of HK$4,452,507,000 and goodwill on acquisition previously taken to reserves of HK$493,564,000.

The following is a summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002. The pro forma figures set out below in respect of the Enlarged PPC Group are derived from the audited financial statements of the PPC Group and the NWS Group and the audited pro forma financial statements of the Infrastructure Assets set out in appendices I and II of the PPC Circular and the unaudited pro forma financial information of the Enlarged PPC Group set out in appendix III of the PPC Circular. The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group for the year ended 30 June, 2002 after certain significant adjustments for the Reorganisation as detailed in note (2) of the table below is approximately HK$854 million. This amount is stated after charging certain significant non-recurring items which include impairment losses of fixed assets of approximately HK$145 million and net loss on disposal of subsidiaries and jointly controlled entities of approximately HK$72 million. Had these significant non-recurring items been excluded, the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after the Reorganisation adjustments would have been approximately HK$1,071 million.

	PPC Group HK$'000	Enlarged PPC Group HK$'000	Multiple (Times)
Turnover	125,057	12,408,532	99.2x
Profit attributable to shareholders before adjustments	143,945	1,636,727[1]	11.4x
Profit attributable to shareholders after adjustments	n/a	853,918[2]	n/a
Cash Earnings	378,176	2,135,926	5.6x
Adjusted EBITDA	450,560	3,052,990	6.8x
Total assets	3,817,121	37,195,742	9.7x
Cash Earnings per PPC Share (HK$/share)	HK$0.072[3]	HK$0.120[4]	1.7x
Net (Cash)/Debt[5]	(349,331)	9,122,081	n/a
Net Debt to Total Capitalisation[6]	n/a	34.1%	n/a
Adjusted EBITDA/Adjusted Interest Expense	n/a	6.2x[7]	n/a
Total Debt[8]/Adjusted EBITDA	n/a	3.7x	n/a

Notes:

(1) The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the profit attributable to shareholders of the NWS Group, the Sale Group Companies, the Tangjin Highway Companies and the PPC Group for the year ended 30 June, 2002.

(2) This represents the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after certain significant adjustments for the Reorganisation, including (i) annual amortisation charge of goodwill from the acquisition of NWS of approximately HK$327 million; (ii) annual interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group; (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5 million and HK$81 million, respectively, as a result of the adjustments to the carrying values of the Infrastructure Assets; and (iv) annual corporate expenses of approximately HK$76 million to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets. Details of the above adjustments are set out in part 3 of appendix III of the PPC Circular.

(3) Cash Earnings per PPC Share of the PPC Group (as enlarged by the conversion of all the Preference Shares) for the year ended 30 June, 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(4) The pro forma Cash Earnings per PPC Share of the Enlarged PPC Group immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the disposal of the Infrastructure Assets Disposal and the Services Assets Acquisition and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(5) Net Debt equals Total Debt less bank balances and cash. Net Cash equals bank balances and cash less Total Debt.

(6) Total Capitalisation equals Total Debt plus net assets.

(7) The pro forma Adjusted Interest Expense of the Enlarged PPC Group equals combined finance costs of the Enlarged PPC Group as stated in Part 3 of appendix III of the PPC Circular plus interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, as stated in part 3 note 1(ii) of appendix III of the PPC Circular.

(8) Total Debt equals bank loans and overdrafts plus long term liabilities (both current and non-current portions) plus amount due to NWI (both current and non-current portions) less loans from minority shareholders of subsidiaries.

ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE PPC CIRCULAR

The PPC Board sets out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the Enlarged PPC Group; (iii) the unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002; and (iv) the unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 contained in the PPC Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public. In addition, please refer to the summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 which is set out in the section headed

pro forma combined net assets of the Sale Group Companies and Tangjin Highway Companies as at 30 June, 2002 (as set out in Part I of Appendix I to the PPC Circular), adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

	The PPC Group HK$'000	The NWS Group HK$'000	Infrastructure Assets HK$'000	Infrastructure Assets Acquisition Adjustments HK$'000	Note	Infrastructure Assets Acquisition Adjustments HK$'000	Note	Services Assets Acquisition Adjustments HK$'000	Note	Other adjustments Adjustments HK$'000	Note	The Enlarged PPC Group HK$'000
Non-current assets												
Goodwill	659	–	–					6,534,480	3			6,535,139
Fixed assets	272,189	4,188,664	5,657,627			(32,724)	2(iv)					10,085,756
Jointly controlled entities	2,078,102	279,454	6,561,543			1,235,562	2(iv)					10,154,661
Associated companies	992,612	1,114,049	–									2,106,661
Related companies	–	228,061	–									228,061
Amount due from the NWI Group	–	–	351,546			(351,546)	2(ii)					–
Total non-current assets	3,343,562	5,810,228	12,570,716									29,110,278
Bank balances and cash	349,331	2,639,254	852,182	7,600,000	1	(8,545,000)	2(i)	(89,615)	3	(55,018)	4	2,251,134
Other current assets	124,228	5,413,376	296,726									5,834,330
Total assets	3,817,121	13,862,858	13,219,624									37,195,742
Current liabilities												
Amount due to NWI	–	–	–			(96,260)	2(iii)					(96,260)
Dividend payable	(55,018)	–	–							55,018	4	–
Bank loans and overdrafts	–	(823,567)	–	(7,000,000)	1							(7,823,567)
Current portion of long-term liabilities	–	(349,972)	(2,336)									(352,308)
Other current liabilities	(19,696)	(6,580,906)	(768,369)							(23,000)	5	(7,391,971)
Total current liabilities	(74,714)	(7,754,445)	(770,705)									(15,664,106)
Non-current liabilities												
Long-term liabilities	–	(1,577,751)	(1,153,479)	(600,000)	1							(3,331,230)
Amount due to NWI	–	–	–			(790,151)	2(iii)					(790,151)
Amounts due to the NWI Group	–	–	(7,253,623)			7,253,623	2(ii)					–
Other non-current liabilities	–	(49,787)	(243,860)									(293,647)
Total liabilities	(74,714)	(9,381,983)	(9,421,667)									(20,079,134)
Minority interests	(25,005)	(12,355)	(1,675,872)									(1,213,232)
Net assets	3,717,402	4,468,520	2,122,085									15,403,376

Notes:

Adjustments in respect of the Infrastructure Assets Acquisition:

1. This represents HK$7,000,000,000 one-year short-term bank loans and HK$600,000,000 long-term bank loans to be drawn down by the Enlarged PPC Group to finance part of the Cash Consideration.

2. These adjustments include the following:

   (i) the payment of Cash Consideration of HK$8,545,000,000 to NWI;

   (ii) the elimination of the net amounts due to the NWI Group of HK$6,902,077,000 as at 30 June, 2002 to be assigned from the NWI Group;

   (iii) the recognition of obligations under the undertaking given by the Enlarged PPC Group for the repayment of the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000, of which HK$96,260,000 due within one year is included in current liabilities and HK$790,151,000 due after one year is included in non-current liabilities; and

   (iv) the adjustments to the carrying values of the Infrastructure Assets to their respective fair values with reference to the valuation on the Infrastructure Assets as at 30 June, 2002 prepared by Sallmanns.

Adjustments in respect of the Services Assets Acquisition:

3. These represent goodwill on acquisition and the payment of cash dividend by NWS, details of which are set out in note 3 of the section headed "Pro Forma Statement of Unaudited Adjusted Consolidated Net Tangible Assets of the Enlarged PPC Group" above.

Other adjustments:

4. This represents the payment of Preference Shares dividend of HK$55,018,000.

5. This represents estimated expenses relating to the Acquisitions.

UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT OF THE ENLARGED PPC GROUP FOR THE YEAR

[illegible] In addition, please refer to the summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 which is set out in the section headed "Additional Financial information disclosed in the NWI Circular" of this announcement as such information is also contained in the PPC Circular.

PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED PPC GROUP

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net tangible assets of the PPC Group as at 30 June, 2002, adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

		HK$'000
Audited consolidated net assets of the PPC Group as at 30 June, 2002		3,717,402
Less:	Goodwill *(Note 1)*	(35,551)
Audited consolidated net tangible assets of the PPC Group as at 30 June, 2002		3,681,851
Add:	Value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions *(Note 2)*	21,140,385
Less:	Goodwill on acquisitions *(Note 3)*	(6,534,480)
	Payment for Cash Consideration and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan *(Note 2(i))*	(9,431,411)
	Goodwill/negative goodwill of NWS (Note 4)	56,043
	Estimated expenses relating to the Acquisitions	(23,000)
Pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion		8,889,388
Audited consolidated net tangible asset value per PPC Share as at 30 June, 2002 *(Note 5)*		HK$1.79
Audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June, 2002 *(Note 6)*		HK$0.70
Pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion *(Note 7)*		HK$0.50

Notes:

1. This includes goodwill on acquisitions of subsidiaries of HK$659,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,892,000 (as included under associated companies).

2. The value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions represents the aggregate cost of Acquisitions which includes the following:

   (i) Consideration of HK$10,227,000,000 comprising Cash Consideration of HK$8,545,000,000, undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 and approximately 853 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share for the Infrastructure Assets Acquisition; and

   (ii) Consideration of HK$10,913,385,000 for the Services Assets Acquisition which is to be satisfied by approximately 11,701 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share.

   For the purposes of the preparation of these Pro Forma Statements, the Issue Price of approximately HK$0.9327 per PPC Share has been used to determine the fair value of the PPC Shares to be issued as part of the cost of Acquisitions. Upon Completion, the Acquisitions would be accounted for in accordance with Statement of Standard Accounting Practice 30 "Business combinations" issued by the Hong Kong Society of Accountants.

3. The goodwill represents the excess of the cost of acquisition of 100% equity interest of NWS of HK$10,913,385,000 over the unaudited adjusted consolidated net asset value of NWS of HK$4,378,905,000. The unaudited adjusted consolidated net asset value of NWS is calculated based on the audited consolidated net asset value of NWS as at 30 June, 2002 of HK$4,468,520,000 as adjusted for the payment of cash dividend by NWS of HK$89,615,000 before Completion.

4. This represents goodwill/negative goodwill on acquisitions of associated companies as included under associated companies of the audited consolidated financial statements of NWS as at 30 June, 2002.

5. The audited consolidated net tangible asset value per PPC Share as at 30 June, 2002 is calculated based on 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date.

6. The audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June, 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

7. The pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the Acquisitions and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE ENLARGED PPC GROUP

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net assets of PPC as at 30 June, 2002 (as set out in Part 1 of Appendix II to the PPC Circular), audited consolidated net assets of NWS as at 30 June, 2002 (as set out in Part 2 of Appendix I to the PPC Circular) and audited

5. This represents estimated expenses relating to the Acquisitions.

UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE, 2002

The unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002 as set out below is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated profit and loss accounts of PPC and NWS and audited pro forma combined profit and loss account of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	The PPC Group *HK$'000*	The NWS Group *HK$'000*	Infrastructure Assets *HK$'000*	The Enlarged PPC Group *HK$'000*
Turnover	125,057	11,666,265	617,210	12,408,532
Operating (loss)/profit	(209,727)	1,059,260	255,806	1,105,339
Finance costs	(2,930)	(82,288)	(114,208)	(199,426)
Share of results of				
Jointly controlled entities	165,349	93,440	579,550	838,339
Associated companies	260,707	55,558	–	316,265
Profit before taxation	213,399	1,125,970	721,148	2,060,517
Taxation	(67,162)	(193,142)	(72,118)	(332,422)
Profit after taxation	146,237	932,828	649,030	1,728,095
Minority interests	(2,292)	(84,091)	(4,985)	(91,368)
Profit attributable to shareholders	143,945	848,737	644,045	1,636,727

Notes:

1. The unaudited pro forma combined profit and loss account of the Enlarged PPC Group is provided for information only and does not take into account the financial effect of the following expenses/charges to be incurred/recognised in the profit and loss account of the Enlarged PPC Group after the Reorganisation:

   (i) annual amortisation charge of goodwill on the Services Assets Acquisition of approximately HK$326,724,000 which is calculated based on the goodwill on the Services Assets Acquisition of HK$6,534,480,000 and to be amortised over its estimated useful life of 20 years;

   (ii) annual interest expense and other incidental borrowing costs of approximately HK$293,848,000 on the HK$7,600,000,000 new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group;

   (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5,102,000 and HK$81,135,000 respectively as a result of the adjustments to the carrying values of the Infrastructure Assets as detailed in note 2(iv) of the section headed "Unaudited Pro Forma Statement of Adjusted Assets and Liabilities of the Enlarged PPC Group" above; and

   (iv) annual corporate expenses of approximately HK$76,000,000 to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets.

2. Below is a summary of selected unaudited segment information of the Enlarged PPC Group for the year ended 30 June, 2002 which is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the financial information as extracted from the audited consolidated financial statements of PPC and NWS and audited pro forma combined financial information of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	Facilities services *HK$'000*	Contracting and engineering services *HK$'000*	Transportation services *HK$'000*	Energy and water treatment *HK$'000*	Toll roads and bridges *HK$'000*	Port related business *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	The Enlarged PPC Group *HK$'000*
External sales	1,838,189	8,134,148	1,650,131	42,171	575,039	125,057	43,797	–	12,408,532
Inter-segmental sales	190,407	944,421	–	–	–	–	13,671	(1,148,499)	–
Total turnover	2,028,596	9,078,569	1,650,131	42,171	575,039	125,057	57,468	(1,148,499)	12,408,532
Segment results	340,158	411,914	214,117	26,306	229,500	6,325	68,397	–	1,296,717
Share of results of									
Jointly controlled entities	21,189	73,749	–	400,645	178,905	165,349	(1,498)	–	838,339
Associated companies	(703)	35,894	4,681	–	–	260,707	15,686	–	316,265
Capital expenditure	119,624	143,637	383,711	–	6,195	24,153	42,629	–	719,949
Depreciation	34,254	104,236	210,135	–	212,617	38,935	5,791	–	605,968
Amortisation charge	–	–	1,377	16,323	1,534	16	(17,109)	–	2,141

UNAUDITED PRO FORMA COMBINED CASH FLOW STATEMENT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE, 2002

The unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated cash flow statements of PPC and NWS and audited pro forma combined cash flow statement of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	The PPC Group HK$'000	The NWS Group HK$'000	Infrastructure Assets HK$'000	The Enlarged PPC Group HK$'000
Net cash inflow from operating activities	22,750	1,328,197	391,386	1,742,333
Returns on investments and servicing of finance				
Interest received	5,117	77,802	194,077	276,996
Interest paid	(222)	(81,938)	(54,082)	(136,242)
Interest element of finance lease rental payments	–	(350)	–	(350)
Dividends received from jointly controlled entities	184,450	46,455	477,717	708,622
Dividends received from associated companies	155,498	27,198	–	182,696
Dividends paid	(175,077)	(433,333)	(550,000)	(1,158,410)
Dividends paid to minority interest	–	(88,920)	–	(88,920)
Net cash inflow/(outflow) from returns on investments and servicing of finance	169,766	(453,086)	67,712	(215,608)
Taxation				
Hong Kong profits tax paid	–	(83,861)	–	(83,861)
Overseas tax paid	(117)	(2,940)	(18,858)	(21,915)
Total taxation paid	(117)	(86,801)	(18,858)	(105,776)
Investing activities				
Deposits for and purchase of fixed assets	(24,153)	(689,601)	(4,191)	(717,945)
(Increase)/decrease in loans to associated companies and jointly controlled entities	(10,953)	34,135	–	23,182
Decrease in amounts due from jointly controlled entities	–	–	462,338	462,338
Increase in investments in jointly controlled entities and associated companies	–	(209,301)	–	(209,301)
Increase in short-term deposits maturing after three months	–	–	(150,000)	(150,000)
Uplift of short-term deposits maturing after three months	–	–	131,339	131,339
Deconsolidation of subsidiaries	(81,186)	–	–	(81,186)
Disposal of subsidiaries and partial disposal of jointly controlled entities	229,820	–	–	229,820
Purchase of subsidiaries	–	(13,851)	–	(13,851)
Acquisition of additional interests in subsidiary companies	–	(3,404)	–	(3,404)
Acquisition of an associated company	(128,745)	–	–	(128,745)
Sale of fixed assets	532	19,230	490	20,252
Net cash (outflow)/inflow from investing activities	(14,685)	(862,792)	439,976	(437,501)
Net cash inflow/(outflow) before financing	177,714	(74,482)	880,216	983,448
Financing				
Decrease in amounts due to the NWI Group	–	–	(981,193)	(981,193)
Capital elements of finance leases	–	(1,964)	–	(1,964)
Contributions from minority interests	–	66	–	66
New long-term bank and other loans	11,220	1,187,946	129,230	1,328,396
Repayment of long-term bank and other loans	(1,572)	(337,366)	–	(338,938)
Net cash inflow/(outflow) from financing	9,648	848,682	(851,963)	6,367
Increase in cash and cash equivalents	187,362	774,200	28,253	989,815
Cash and cash equivalents at beginning of year	161,969	1,041,487	173,929	1,377,385
Cash and cash equivalents at end of year	349,331	1,815,687	202,182	2,367,200

SHARE CONSOLIDATION

The PPC Board announced in the Joint Announcement that, *inter alia*, it was considering a proposal to consolidate the Existing PPC Shares after Completion.

After further consideration of the proposal, the PPC Board has proposed to consolidate every 10 Existing PPC Shares (both issued and unissued) into one Consolidated Share after Completion and after the satisfaction of all the other conditions to the Share Consolidation as set out below. On such basis, the approximately 17,807,590,000 Existing PPC Shares which will be in issue after Completion will be ... approximately 1,780,759,000 Consolidated Shares (assuming that none of the options granted, or which may be granted,

to and including 14 March, 2003 at the office of Standard Registrars Limited, the Hong Kong branch share registrars of PPC, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. Thereafter, share certificates for Existing PPC Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such other amount as may from time to time be prescribed by the Stock Exchange) for each share certificate for Existing PPC Shares cancelled or each new share certificate for Consolidated Shares issued, whichever number of certificates cancelled/issued is greater. Nevertheless, certificates for the Existing PPC Shares will continue to be good evidence of legal title and may be exchanged for certificates for the Consolidated Shares at any time.

To distinguish the new share certificates from the existing share certificates (light blue in colour) for the Existing PPC Shares, the new share certificates issued under the new name of PPC will be in a different colour. Unless otherwise instructed, new share certificates will be issued under the new name of PPC in the board lots of 1,000 Consolidated Shares.

It is expected that new share certificates for Consolidated Shares issued under the new name of PPC will be available for collection 10 business days after the date of submission of existing share certificates for Existing PPC Shares to Standard Registrars Limited for exchange. If PPC Shareholders are able to lodge their certificates for Existing PPC Shares with Standard Registrars Limited during normal business hours on 4 February, 2003, new certificates for Consolidated Shares in the new name of PPC are expected to be available for collection during normal business hours on 18 February, 2003.

EXPECTED TIMETABLE FOR SHARE CONSOLIDATION

	2002
Latest time for lodging forms of proxy for the SGM	10:30 a.m. on Tuesday, 10 December
SGM to be held at	10:30 a.m. on Thursday, 12 December
	2003
Date of Completion	Wednesday, 15 January
Effective date of the Change of Name	on or before Thursday, 30 January
Effective date of the Share Consolidation	Tuesday, 4 February
Dealings in Consolidated Shares commence	9:30 a.m. on Tuesday, 4 February
Existing counter for trading in board lots of 2,000 Existing PPC Shares closes	9:30 a.m. on Tuesday, 4 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Tuesday, 4 February
First day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Tuesday, 4 February
Existing counter for trading in board lots of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Tuesday, 18 February
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on Tuesday, 18 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Tuesday, 11 March
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. on Tuesday, 11 March
Last day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Friday, 14 March

The above expected timetable is prepared on the assumptions that the relevant resolutions are passed at the SGM, Completion will take place on 15 January, 2003 and the Change of Name will become effective on or before 30 January, 2003. The above expected timetable is therefore indicative only and is subject to change. A further announcement will be made in the event of any such change.

BANK FINANCIAL COMMITMENT OF PPC

In order to finance part of the Cash Consideration, PPC entered into a commitment letter with a syndicate of banks on 6 November, 2002. The commitment letter provides for a HK$7 billion short-term facility for one year.

The formal loan documentation is expected to be entered into in December 2002 after the *Infrastructure Assets Acquisition* and the Services Assets Acquisition have been approved by the Independent PPC Shareholders at the SGM. All the funds available under this bridging facility will be used to finance part of the Cash Consideration. The balance of the Cash Consideration is expected to be met by PPC's internal resources and other bank borrowings of HK$600 million.

CLARIFICATION RELATING TO A PRESS ARTICLE

Reference is made to a press article which appeared in the Hong Kong Economic Times on 14 November, 2002 (the "**Article**"). The Article reported that a PRC State Council's directive of 10 September, 2002 (the "**Directive**") regarding the withdrawal of the policy of guaranteed investment return extended to foreign investors in respect of infrastructure projects would have an impact on the financial position of the NWI Group and the PPC Group.

It is the understanding of the NWI Directors that the Directive does not promulgate any new policy but only urges the local government authorities to resolve the issue of guaranteed investment return extended to foreign investors in respect of infrastructure projects promptly. The Directive was issued pursuant to the State Council's policy which has been in place since 1998. The Directive provides that the ...

set out below. On such basis, the approximately 17,807,590,000 Existing PPC Shares which will be in issue after Completion will be consolidated into approximately 1,780,759,000 Consolidated Shares (assuming that none of the options granted, or which may be granted, under PPC's share option schemes are exercised and that there is no further issue of shares in PPC before then). The Consolidated Shares will be credited as fully-paid, ranking pari passu in all respects to each other and have the rights and privileges and are subject to the restrictions contained in PPC's bye-laws. Upon the Share Consolidation becoming effective, the then authorised share capital of PPC will be HK$2,400,000,000 divided into 2,400,000,000 Consolidated Shares.

Under the Share Consolidation, every 10 issued Existing PPC Shares registered in the name of each PPC Shareholder on the register of members of PPC upon the opening of business on the Effective Date will constitute one Consolidated Share. Any fractional entitlements to the Consolidated Shares to be issued will be aggregated and sold by an agent appointed by the PPC Board for that purpose and the net proceeds of each sale (after deduction of the expenses of such sale) will be paid to PPC for the benefit of PPC.

CONDITIONS OF THE SHARE CONSOLIDATION

The Share Consolidation is conditional upon:

(a) the passing by the PPC Shareholders at the SGM of an ordinary resolution approving the Share Consolidation;

(b) Completion and the Distribution having taken place;

(c) the Stock Exchange granting approval of the listing of, and permission to deal in, the Consolidated Shares; and

(d) (if the Change of Name is approved by the PPC Shareholders at the SGM) the Change of Name becoming effective.

Subject to the fulfilment of all the conditions set out above, the Share Consolidation will: (i) if the special resolution to approve the Change of Name as set out in the notice of the SGM (contained in the PPC Circular) is passed, take effect on such date (currently expected to be 4 February, 2003) as the PPC Board will determine and announce by way of issuing a further announcement, provided that such date will not be earlier than the date when the Change of Name becomes effective; or (ii) if the special resolution to approve the Change of Name as set out in the notice of the SGM (contained in the PPC Circular) is not passed, take effect on the ninth business day following the date on which the last of the above conditions (except the condition relating to the Change of Name) is fulfilled (or such other date as the PPC Board may determine and announce by way of a further announcement), as the case may be. Application will be made to the Listing Committee of The Stock Exchange for approving the listing of, and permission to deal in, the Consolidated Shares in issue upon the Share Consolidation becoming effective.

TRADING ARRANGEMENT FOR CONSOLIDATED SHARES

Subject to the Share Consolidation becoming unconditional and effective (assuming that the PPC Shareholders approve the Change of Name and the Change of Name becomes effective on or before 30 January, 2003), dealings in the Consolidated Shares are expected to commence on 4 February, 2003 and the arrangements proposed for dealings in Consolidated Shares will be as follows:

- From 9:30 a.m. on 4 February, 2003, the existing counter for trading Existing PPC Shares in board lots of 2,000 Shares will be removed temporarily and a temporary counter for trading in the Consolidated Shares represented by existing share certificates in board lots of 200 Consolidated Shares will be set up. Accordingly, 10 Existing PPC Shares will be deemed to represent one Consolidated Share. Existing share certificates may only be traded at this counter.
- With effect from 18 February, 2003, the existing counter will be re-opened for trading in board lots of 1,000 Consolidated Shares. Only new share certificates for Consolidated Shares can be traded at this counter.
- During the period from 18 February, 2003 to 11 March, 2003 (both dates inclusive), there will be parallel trading at the above two counters.
- The temporary counter for trading in board lots of 200 Consolidated Shares represented by existing share certificates will be removed after close of trading on 11 March, 2003. Thereafter, trading will be in board lots of 1,000 Consolidated Shares represented by new share certificates only and existing share certificates will cease to be acceptable for dealing purposes. However, such certificates will continue to be good evidence of legal title to the Consolidated Shares on the basis of 10 Existing PPC Shares for one Consolidated Share and may be exchanged for new certificates for Consolidated Shares as described below (fractional entitlements to the Consolidated Shares being ignored).

CHANGE OF BOARD LOT SIZE AND TRADING ARRANGEMENT FOR ODD LOTS

The Existing PPC Shares are at present traded in board lots of 2,000 Existing PPC Shares. The board lot size for trading on the Stock Exchange will be changed to 1,000 Consolidated Shares upon the Share Consolidation becoming effective.

In order to alleviate the difficulties arising from the existence of odd lots of Consolidated Shares, PPC has made arrangements, during the period commencing on 18 February, 2003 and ending on 11 March, 2003 (both dates inclusive), for a broker to stand in the market to match, on a "best efforts" basis, the sales and purchases of odd lots of Consolidated Shares at the relevant market price per Consolidated Share. BOCI Securities Limited has been appointed as such broker and has opened a securities trading account for this purpose. Holders of odd lots of Consolidated Shares who wish to use this facility either to dispose of or to top up their odd lots may contact Mr. Hang Kwong Lam or Mr. Law Pak Hong of BOCI Securities Limited at (852) 2867 6635 through their brokers during the period commencing on 18 February, 2003 and ending on 11 March, 2003. Such holders are reminded that in order to effect the transactions, they will have to lodge with such broker the relevant share certificate(s) and duly signed and completed transfer form(s) and, if any, documents of title. Holders of odd lots of Consolidated Shares should note that the matching of the sale and purchase of odd lots of Consolidated Shares is not guaranteed.

The Share Consolidation and the change of board lot size will not, on their own, result in any change in the relative rights of the PPC Shareholders.

NEW SHARE CERTIFICATES

Subject to the Share Consolidation becoming effective on 4 February, 2003, PPC Shareholders may exchange their existing share certificates for Existing PPC Shares for new share certificates for Consolidated Shares to be issued under the new name of PPC on the basis of 10 Existing PPC Shares for one Consolidated Share from 4 February, 2003 (assuming the resolution approving the Change of Name will be passed and the Change of Name will become effective on or before 30 January, 2003). This may be done, free of charge, up

authorities to resolve the issue of guaranteed investment return extended to foreign investors in respect of infrastructure projects promptly. The Directive was issued pursuant to the State Council's policy which has been in place since 1998. The Directive provides that the practice of extending guaranteed investment return to foreign investors in respect of infrastructure projects should be rectified by the end of December 2002. It is intended that NWI will proceed to rectify all such arrangements as soon as practicable.

The consolidated profit and loss account of the NWI Group for the year ended 30 June, 2002 included the attributable interests of the actual operating results of those Infrastructure Assets which carry guaranteed investment return rather than the results based on guaranteed investment return. As such, the Directive would not have any impact on the financial position of the NWI Group prior to completion of the Reorganisation or in the event that the Reorganisation is not completed. In addition, the valuation of the Infrastructure Assets performed by the independent valuer has taken into consideration potential risk factors which allowed for uncertainty risk inherent in the relevant Infrastructure Assets such as the guaranteed investment return extended to foreign investors.

Commerzbank AG Hong Kong Branch ("**Commerzbank**"), being the independent financial adviser to the PPC Independent Board Committee, confirms that it is aware of the potential withdrawal of the guaranteed investment return extended to foreign investors and thus it has taken into account the actual operating results of the Infrastructure Assets rather than such guaranteed investment return in the analyses contained in its letter of advice in the PPC Circular. Commerzbank is therefore of the view that the analyses contained in its letter of advice in the PPC Circular need not be revised or amended in light of the Directive.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisitions"	the Infrastructure Assets Acquisition and the Services Assets Acquisition
"Adjusted EBITDA"	EBITDA before the following items: net gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets, provision for bad and doubtful debts, bad debts written off, unrealised loss on other investments and impairment losses of non-trading securities
"Cash Earnings"	profit attributable to shareholders before depreciation and amortisation, gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets and other non-cash items (including provision for bad and doubtful debts and bad debts written off, unrealised loss on other investments and impairment loss of non-trading securities)
"Change of Name"	the change of the English name of PPC from "Pacific Ports Company Limited" to "NWS Holdings Limited" and the change of the Chinese name of PPC, for identification purposes only, from "太平洋港口有限公司" to "新創建集團有限公司", further details of which are set out in the Joint Announcement
"Consolidated Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of PPC to be created by the Share Consolidation
"EBITDA"	earnings before interest (and other finance costs), tax, depreciation and amortisation
"Effective Date"	the date (currently expected to be 4 February, 2003) on which the Share Consolidation will take effect
"Enlarged PPC Group"	PPC and its subsidiaries immediately following Completion
"Existing PPC Shares"	the ordinary shares of HK$0.10 each in the share capital of PPC, prior to the Share Consolidation
"Latest Practicable Date"	11 November, 2002, being the latest practicable date for ascertaining certain information contained in the NWD Circular, the NWI Circular and the PPC Circular
"NWD Independent Board Committee"	the independent board committee constituted by two independent non-executive directors of NWD for the purpose of considering and advising the Independent NWD Shareholders in connection with the Reorganisation
"PPC Independent Board Committee"	the independent committee of the PPC Board constituted by two independent non-executive directors of PPC for the purpose of considering and advising the Independent PPC Shareholders in connection with the Infrastructure Assets Acquisition and the Services Assets Acquisition
"SGM"	the special general meeting of PPC to be held on 12 December, 2002 to consider and, if appropriate, approve, among other things, the Infrastructure Assets Acquisition, the Services Assets Acquisition, the Share Consolidation and the Change of Name
"Share Consolidation"	the proposed consolidation of every 10 Existing PPC Shares into one Consolidated Share

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 15 November, 2002

File No. 82-4218

Newspaper : *SCMP* (CLASSIFIED) *Tuesday, November 12, 2002*

Subject : ______ *Country*: ______

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

03 JAN -8 AM 10:21

DELAY IN DESPATCH OF CIRCULARS

The despatch of the circulars of NWD, NWI and PPC relating to the Reorganisation of the NWD Group as announced by NWD, NWI and PPC on 21 October, 2002 will be postponed from 12 November, 2002 to on or before 19 November, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") in relation to, inter alia, the acquisition of the Infrastructure Assets by PPC from NWI, the acquisition of the Services Assets by PPC from the NWS Shareholders and the distribution of PPC Distribution Shares by NWI. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

According to Rule 14.13(2) and Rule 14.29(2) of the Listing Rules, NWD, NWI and PPC are required to despatch to their respective shareholders circulars (the "**Circulars**") in respect of the Reorganisation within 21 days after the publication of the Joint Announcement, that is, on or before 12 November, 2002. As a substantial amount of information (including the pro forma financial information of NWI and PPC and the valuation letters of the Infrastructure Assets, the NWS Group and PPC) has to be incorporated into the Circulars, and that the letters from the independent financial advisers to the independent board committees of each of NWD, NWI and PPC respectively are based on such information, additional time is required to finalise the information to be included in the Circulars. In this connection, NWD, NWI and PPC have each applied to the Stock Exchange for an extension of time for the despatch of the Circulars. It is currently anticipated that the Circulars will be despatched to the respective shareholders of NWD, NWI and PPC on or before 19 November, 2002.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 11 November, 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in New World Infrastructure Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of New World Infrastructure Limited.

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

REORGANISATION OF NEW WORLD INFRASTRUCTURE LIMITED, PACIFIC PORTS COMPANY LIMITED AND NEW WORLD SERVICES LIMITED, SUBSIDIARIES OF NEW WORLD DEVELOPMENT COMPANY LIMITED

Proposed disposal of Infrastructure Assets by New World Infrastructure Limited to Pacific Ports Company Limited

Proposed acquisition of New World Services Limited by Pacific Ports Company Limited from New World Development Company Limited and others

Proposed distribution in specie of shares in Pacific Ports Company Limited by New World Infrastructure Limited

Financial adviser to New World Infrastructure Limited

Morgan Stanley

Independent financial adviser to the NWI Independent Board Committee

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

A letter from the NWI Board is set out on pages 9 to 31 of this circular, a letter from the NWI Independent Board Committee is set out on pages 32 to 33 of this circular and a letter from Anglo Chinese opining on the Infrastructure Assets Disposal and the Services Assets Acquisition is set out on pages 34 to 50 of this circular.

A notice convening the Extraordinary General Meeting of the shareholders of New World Infrastructure Limited to be held at Room 405, Level 4, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on 12 December, 2002 at 11:30 a.m. is set out on pages 51 to 52 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the head office of New World Infrastructure Limited at 9th Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting or any adjournment thereof should you so desire.

18 November, 2002

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Adjusted EBITDA"	EBITDA before the following items: net gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets, provision for bad and doubtful debts, bad debts written off, unrealised loss on other investments and impairment losses of non-trading securities
"American Appraisal"	American Appraisal Hongkong Limited, an independent professional valuer
"Anglo Chinese"	Anglo Chinese Corporate Finance, Limited, the independent financial adviser to the NWI Independent Board Committee in relation to the Infrastructure Assets Disposal and the Services Assets Acquisition
"Announcement"	the joint announcement issued by NWD, NWI and PPC on 21 October, 2002 in connection with the Reorganisation
"associates"	has the meaning ascribed to it under the Listing Rules
"BOC Loan"	the RMB998,700,000 term loan facility pursuant to an agreement dated 17 September, 1999 (as amended by a supplementary agreement dated 6 December, 1999) between NWCI as borrower and the Bank of China as lender
"Book Value"	the book value of the unaudited consolidated net asset value of Stalagmite Investments Limited (a Sale Company through which NWI holds its effective interest in Wuhan Bridge) as at 30 June, 2002, being approximately HK$751 million
"Bridge Companies"	the CJVs in which NWI holds an indirect interest and which operate three toll bridges in Guangdong and Tianjin in the PRC; and Wuhan Bridge Construction Company Limited, a joint stock company established under the laws of the PRC, in which NWI holds an indirect interest
"Cash Consideration"	HK$8,545 million (subject to adjustment as described in the section headed "The Infrastructure Assets Sale Agreement – Adjustment to the Cash Consideration" in this circular), being the cash amount payable by PPC to NWI upon completion of the Infrastructure Assets Disposal

"Cash Earnings"	profit attributable to shareholders before depreciation and amortisation, gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets and other non-cash items (including provision for bad and doubtful debts and bad debts written off, unrealised loss on other investments and impairment loss of non-trading securities)
"Chesterton"	Chesterton Petty Limited, an independent professional valuer
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"Commerzbank"	Commerzbank AG Hong Kong Branch, a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and the independent financial adviser to the independent board committee of PPC in relation to the Infrastructure Assets Disposal and the Services Assets Acquisition
"Compensation Amount"	the amount of cash compensation (net of reasonable expenses) which may be received by PPC as a result of the Wuhan government requiring Wuhan Bridge to cease toll collection from 1 October, 2002 and/or the proceeds, if any, from the sale of the effective interest held by NWI in Wuhan Bridge to the Chinese shareholders or the Wuhan government
"Completion"	completion of the Infrastructure Assets Disposal and the Services Assets Acquisition
"Consideration Shares"	the NWI Consideration Shares and the NWS Consideration Shares
"CTFEL"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of NWD
"Deed of Trust"	the deed of trust and indemnity to be entered into between NWI and PPC on Completion in respect of NWCI's interest in the Tangjin Highway Companies
"Distribution"	the distribution in specie of the PPC Distribution Shares to NWI Shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (subject to rounding down of fractional entitlements)
"EBITDA"	earnings before interest (and other finance costs), tax, depreciation and amortisation

"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Enlarged PPC Group"	the PPC Group immediately following the completion of the Infrastructure Assets Disposal and the Service Assets Acquisition
"Extraordinary General Meeting"	the extraordinary general meeting of the NWI Shareholders to be held on 12 December, 2002 at Room 405, Level 4, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong, notice of which is set out on pages 51 to 52 of this circular
"Highway Companies"	the CJVs in which NWI holds an indirect interest and which operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC; and Tate's Cairn Tunnel Company Limited, a company incorporated in Hong Kong with limited liability in which NWI holds an indirect interest which operates the Tate's Cairn Tunnel in Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent NWD Shareholders"	the holders of shares in the issued share capital of NWD other than CTFEL, and its associates
"Independent NWI Shareholders"	NWI Shareholders other than (i) Mombasa Limited, the controlling shareholder of NWI and a wholly-owned subsidiary of NWD, and its associates; and (ii) Financial Concepts Investment Limited, a shareholder of NWI and a wholly-owned subsidiary of NWS, and its associates
"Independent PPC Shareholders"	PPC Shareholders other than Seashore Development Limited, the controlling shareholder of PPC and a wholly-owned subsidiary of NWI, and its associates
"Infrastructure Assets"	NWI's effective interests (comprising equity and shareholder's loans and advances) in the Operating Companies which operate toll roads, bridges, tunnels, water treatment and power plants in Hong Kong, Macau and the PRC
"Infrastructure Assets Disposal"	the disposal of all the Infrastructure Assets to PPC from NWI pursuant to the Infrastructure Assets Sale Agreement

"Infrastructure Assets Disposal Conditions"	the conditions precedent to the completion of the Infrastructure Assets Disposal as set out in the section headed "Conditions of the Infrastructure Assets Disposal" in this circular
"Infrastructure Assets Sale Agreement"	the conditional sale and purchase agreement between NWI and PPC dated 21 October, 2002 relating to the Infrastructure Assets Disposal
"Issue Price"	the issue price of approximately HK$0.9327 each in respect of the Consideration Shares
"Latest Practicable Date"	11 November, 2002, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Lotsgain"	Lotsgain Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of NWI
"Macau"	the Macau Special Administrative Region of the PRC
"NWCI"	新世界基建(中國)投資有限公司(New World Infrastructure (China) Investment Limited), a wholly-foreign owned enterprise established by NWI under the laws of the PRC
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"NWD Group"	NWD and its subsidiaries
"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"NWI Board"	the board of NWI Directors
"NWI Consideration Shares"	approximately 853 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share on Completion, as part of the consideration payable by PPC to NWI for the Infrastructure Assets Disposal

"NWI Directors"	the directors of NWI as at the Latest Practicable Date
"NWI Group"	NWI and its subsidiaries
"NWI Independent Board Committee"	the independent board committee constituted by three independent non-executive directors of NWI for the purpose of considering and advising the NWI Shareholders in connection with the Infrastructure Assets Disposal and the Services Assets Acquisition
"NWI Notes"	the US$45 million floating rate notes due 2003 issued by NWI on 23 February, 2000
"NWI Shareholders"	the holders of NWI Shares
"NWI Shares"	the shares of HK$1.00 each in the issued share capital of NWI
"NWS"	New World Services Limited, a company incorporated in the Cayman Islands with limited liability and which is approximately 52.35%-owned by NWD
"NWS Consideration Shares"	approximately 11,701 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share as the consideration payable by PPC to the NWS Shareholders for the Services Assets Acquisition
"NWS Group"	NWS, its subsidiaries and its interests in associated companies
"NWS Shareholders"	the holders of NWS Shares
"NWS Shares"	the shares of HK$0.10 each in the issued share capital of NWS
"Operating Companies"	the Highway Companies, the Bridge Companies, the Power Companies, the Water Companies and the Tangjin Highway Companies
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"PPC Board"	the board of directors of PPC
"PPC Circular"	the circular dated 18 November, 2002 issued by PPC in respect of the Infrastructure Assets Disposal, the Services Assets Acquisition and other related matters, the text of which is set out in appendix VII of this circular

"PPC Distribution Shares"	being approximately 5,592 million PPC Shares comprising the 1,544,976,000 existing PPC Shares held by NWI, approximately 853 million NWI Consideration Shares and the 3,193,654,306 PPC Shares to be issued and allotted upon conversion in full of the Preference Shares
"PPC Group"	PPC and its subsidiaries
"PPC Shareholders"	the holders of PPC Shares
"PPC Shares"	the ordinary shares of HK$0.10 each in the issued share capital of PPC
"Ports Business"	the investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts in the PRC
"Power Companies"	the CJVs and EJVs in which NWI holds an indirect interest and which operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau
"PRC"	the People's Republic of China. Except where the context requires, references in this circular to the PRC do not apply to Taiwan, Hong Kong and Macau
"Preference Shares"	3,193,654,306 4% cumulative convertible redeemable preference shares of HK$0.10 each in the issued share capital of PPC held by Seashore Development Limited, representing approximately 155.03% of the issued ordinary share capital of PPC as at the Latest Practicable Date, which can be converted into 3,193,654,306 PPC Shares at the option of Seashore Development Limited, a wholly-owned subsidiary of NWI
"Record Date"	9 January, 2003 (or such other date as the NWI Board or a committee thereof may decide), being the date by reference to which entitlements of NWI Shareholders to the PPC Distribution Shares under the Distribution are to be determined
"Reorganisation"	the Infrastructure Assets Disposal, the Services Assets Acquisition and the Distribution
"RMB"	Renminbi yuan, the lawful currency of the PRC
"Sale Companies"	a total of 42 companies incorporated in the British Virgin Islands through which NWI holds its effective interests in the Infrastructure Assets

"Sale Group Companies"	the Sale Companies and their respective subsidiaries and joint ventures
"Sallmanns"	Sallmanns (Far East) Limited, an independent professional valuer
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Services Assets"	the businesses of the NWS Group prior to Completion which comprise facilities, contracting, transport, financial and environmental services
"Services Assets Acquisition"	the acquisition of the entire issued share capital of NWS by PPC from the NWS Shareholders pursuant to the Services Assets Sale Agreement
"Services Assets Acquisition Conditions"	the conditions precedent to the completion of the Services Assets Acquisition as set out in the section headed "Conditions of the Services Assets Acquisition" in this circular
"Services Assets Sale Agreement"	the conditional sale and purchase agreement between CTFEL, NWD, PPC and the NWS Shareholders dated 21 October, 2002 relating to the Services Assets Acquisition
"Shareholder's Loans"	the shareholder's loans owing from the Sale Group Companies to Lotsgain, which as at 30 September, 2002, amounted to approximately HK$6,020 million
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Tangjin Highway Companies"	the 14 CJVs 60%-owned by NWCI which operate the Tangjin Expressway (Tianjin North section) in Tianjin in the PRC
"Tangjin Loans"	the shareholder's loans owing from the Tangjin Highway Companies to NWCI, which as at 30 September, 2002, amounted to approximately HK$840 million
"TMT Assets"	the telecommunications, media and technology businesses owned by NWI
"US$"	United States dollars, the lawful currency of the United States of America

"Water Companies"	the companies in which NWI holds an indirect interest and which principally operate one water treatment plant in Macau and 15 water treatment plants and one microfiltration equipment company in the PRC
"Wuhan Bridge"	Yangtze River Bridge No. 2, a bridge in Wuhan held by Wuhan Bridge Construction Company Limited, one of the Bridge Companies, which forms part of the Infrastructure Assets and which has ceased toll collection as required by the Wuhan government with effect from 1 October, 2002

For the purposes of illustration only and unless otherwise specified in this circular, amounts denominated in RMB have been translated into HK$ at the rate of RMB1.07 = HK$1.00 and amounts denominated in US$ have been translated into HK$ at the rate of US$1.00 to HK$7.80.

The terms "Adjusted EBITDA" and "Cash Earnings" as defined in this circular are not measures generally used in the market, but the NWI Board believes that they are useful supplements to cash flow data as they will enable the NWI Shareholders to understand NWI's operating performance and are general indicators of NWI's ability to service and incur debt, to internally fund its operational activities and to pay dividends to the NWI Shareholders. However, the NWI Shareholders should not consider Adjusted EBITDA and Cash Earnings in isolation or as substitutes to operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of NWI's profitability or liquidity. Adjusted EBITDA and Cash Earnings do not take into account any functional or legal requirements of the business that may require NWI to conserve and allocate funds for debt service, capital expenditure or other commitments or restrictions. Adjusted EBITDA and Cash Earnings measures presented in this circular may not be comparable to other similarly titled measures used by other companies.

New World Infrastructure Limited
新世界基建有限公司

(incorporated in the Cayman Islands with limited liability)

Executive NWI Directors:
Dr. Cheng Kar-Shun, Henry
Mr. Doo Wai-Hoi, William
Mr. Chan Wing-Tak, Douglas
Mr. Cheng Kar-Shing, Peter
Mr. Leung Chi-Kin, Stewart
Mr. Chan Kam-Ling
Mr. So Ngok

Non-executive NWI Directors:
Dr. Li Kwok-Po, David*
Mr. Cheng Wai-Chee, Christopher*
Mr. Coull, Gary William John*
Mr. Fu Sze-Shing
Mr. Kaffenberger, Wilfried Ernst
Mr. Yeung Kun-Wah, David
(alternate director to Mr. Kaffenberger, Wilfried Ernst)

* *Independent non-executive directors*

Registered office:
P.O. Box 309
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
9th Floor
New World Tower 2
18 Queen's Road Central
Hong Kong

18 November, 2002

To the NWI Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTIONS

INTRODUCTION

NWD, NWI and PPC jointly issued the Announcement on 21 October, 2002 in relation to the proposed Reorganisation of the NWD Group. The proposed Reorganisation is to be effected principally by the transactions set out below:

- disposal of the Infrastructure Assets by NWI to PPC for an aggregate consideration (comprising the Cash Consideration, NWI Consideration Shares to be issued by PPC and an undertaking by PPC to pay certain liabilities of NWI in the aggregate amount of approximately HK$886 million) of approximately HK$10,227 million pursuant to the Infrastructure Assets Sale Agreement;

- acquisition of the Services Assets of NWS by PPC from the NWS Shareholders for a consideration (comprising NWS Consideration Shares to be issued by PPC) of approximately HK$10,913 million pursuant to the Services Assets Sale Agreement; and

- conversion in full of the Preference Shares and distribution in specie of all PPC Distribution Shares held and to be held by NWI after Completion to the NWI Shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share (based upon 952,180,007 NWI Shares in issue as at the Latest Practicable Date without taking into account any new NWI Shares which may be issued after the Latest Practicable Date upon conversion of the convertible bonds due 2003 or upon exercise of the share options granted under the NWI employee share option scheme).

Completion of each of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement is inter-conditional and, subject to satisfaction and/or waiver of the conditions set out in the sections headed "Conditions of the Infrastructure Assets Disposal" and "Conditions of the Services Assets Acquisition" below, respectively, will take place simultaneously. The Distribution is conditional upon Completion and, subject to satisfaction and/or waiver of the conditions set out in the section headed "Conditions of the Distribution" below, will take place immediately after Completion.

As PPC is a 75.00%-owned subsidiary of NWI, the Infrastructure Assets Disposal constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at the Extraordinary General Meeting.

As PPC is a 75.00%-owned subsidiary of NWI and NWS is an approximately 52.35%-owned subsidiary of NWD, the controlling shareholder of NWI, the Services Assets Acquisition constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at the Extraordinary General Meeting.

The NWI Independent Board Committee, comprising Dr. Li Kwok-Po, David, Mr. Cheng Wai-Chee, Christopher and Mr. Gary William John Coull, has been formed to consider the Infrastructure Assets Disposal and the Services Assets Acquisition. Anglo Chinese has been appointed as the independent financial adviser to the NWI Independent Board Committee.

The purpose of this letter and the other sections of this circular of which this letter forms part is to provide you with information relating to the details of the proposed Reorganisation, to set out the recommendation from the NWI Independent Board Committee and the advice from Anglo Chinese.

Terms defined in this circular have the same meanings when used in this letter.

CORPORATE AND SHAREHOLDING STRUCTURES

As at the Latest Practicable Date, NWD has an interest of approximately 54.25% in NWI which, in turn, has an interest of 75.00% in the issued ordinary share capital of PPC. When the proposed Reorganisation is completed, NWI will cease to hold any PPC Shares while NWD will remain the ultimate holding company of NWI and PPC.

The simplified corporate structures of the NWI Group before and after the Reorganisation can be illustrated by the following charts:

Before the Reorganisation


NWD*
54.25%[1]
52.35%
NWI*
NWS
Infrastructure Assets
Services Assets
TMT Assets
75.00%
PPC *
Ports Business

Note 1: As at the Latest Practicable Date, in addition to the interest of approximately 54.25%, NWD also has an indirect interest of approximately 0.35% in NWI held by Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.

* *Listed on the Stock Exchange*

After the Reorganisation


NWD*
54.25%
52.00%
NWI*
PPC *
TMT Assets
Ports Business
Infrastructure Assets
100%
NWS2
Services Assets

Note 2: As at the Latest Practicable Date, NWS holds an interest of approximately 0.35% in NWI through a wholly-owned subsidiary. Following completion of the Reorganisation, NWS will continue to hold an interest of approximately 0.35% in NWI and NWS will hold an interest of approximately 0.11% in PPC.

* *Listed on the Stock Exchange*

The following table illustrates the effect of the Reorganisation upon the shareholding structure of NWI and PPC respectively:

	BEFORE				AFTER			
	Approximate % ownership of the ordinary issued share capital as at the Latest Practicable Date	Number of issued ordinary shares as at the Latest Practicable Date	Approximate % ownership of the ordinary issued share capital as at the Latest Practicable Date	Number of issued ordinary shares as at the Latest Practicable Date	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation	Number of issued ordinary shares immediately after the Reorganisation	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation	Number of issued ordinary shares immediately after the Reorganisation
	PPC	PPC	NWI	NWI	PPC	PPC	NWI	NWI
NWD	–	–	54.25	516,561,485	52.00	9,259,289,156	54.25	516,561,485
NWI	75.00	1,544,976,000	–	–	–	–	–	–
PPC	–	–	–	–	0.11(2)	19,709,112	0.35(2)	3,357,600
Directors(1)	–	–	0.18	1,706,800	0.06	11,153,000	0.18	1,706,800

Notes:

(1) For the purposes of this table, "directors" means: in respect of the shareholdings in NWI, the NWI Directors; and, in respect of the shareholdings in PPC, the directors of PPC.

(2) PPC will have an indirect interest of approximately 0.11% in itself and an interest of approximately 0.35% in NWI through Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.

(3) The shareholding structure of PPC immediately after Completion but before conversion of the Preference Shares and the Distribution is not shown in this table because conversion of the Preference Shares and the Distribution is conditional upon and is expected to take place immediately after Completion.

REASONS FOR, AND BENEFITS OF, THE REORGANISATION

The NWI Board believes that the Reorganisation will significantly enhance the NWI Group's operational and capital structures. This will be achieved by reducing NWI's borrowings, and at the same time, providing the NWI Shareholders with the opportunity to own separate shareholdings in NWI and PPC, with the former focusing on telecommunications, media and technology businesses and the latter on infrastructure, ports development and services businesses, each with a clear business strategy and appropriate capital structure.

The key benefits of the Reorganisation to NWI and the NWI Shareholders are as follows:

- ***Reduces NWI's debt and gearing***. After the Reorganisation, NWI's debt will be significantly reduced as a result of an undertaking by PPC to pay certain liabilities of NWI in the aggregate amount of approximately HK$886 million and repayment of debt utilising part of the cash proceeds from the disposal of the Infrastructure Assets. NWI will have little debt following the Reorganisation; and its net gearing ratio (being the ratio of net debt to equity) is expected to fall to below 15% immediately after the Reorganisation (as compared to 72.23% as at 30 June, 2002).

- ***Enables the NWI Shareholders to hold shares in two separate companies***. A central component of the Reorganisation is the proposed distribution of NWI's entire holding of PPC Distribution Shares to NWI Shareholders. The Distribution will give NWI Shareholders direct shareholdings in each of NWI and PPC. Each of the two companies, post-Reorganisation, will have a clear business strategy and appropriate capital structure.

  The NWI Group will, post-Reorganisation, focus on telecommunications, media and technology businesses. The NWI Board is confident about the prospects of the TMT Assets based on the future commercialisation of products which complement the development of the TMT infrastructure in the PRC. Post-Reorganisation, NWI's smaller debt and gearing ratio will provide a much more suitable capital structure for its businesses, the majority of which will be investments in the deployment and commercialisation of technology businesses in the PRC. NWI and the NWI Shareholders will be better able to capitalise on the potential upside of technology businesses.

  PPC will, post-Reorganisation, focus on infrastructure, ports development and services businesses. The Enlarged PPC Group is expected to benefit from the traditionally stable cash flows of the Infrastructure Assets and the Services Assets. The Enlarged PPC Group would have, on a pro forma basis, an Adjusted EBITDA of approximately HK$3,053 million for the year ended 30 June, 2002 (a multiple of approximately 6.8 times over the PPC Group's Adjusted EBITDA for the same financial year before the effects of the Reorganisation are taken into account). Adjusted interest cover, (being the ratio of Adjusted EBITDA to pro forma combined finance costs of the Enlarged PPC Group as adjusted by additional interest expense and other incidental borrowing costs on the new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, details of which are set out in part 3 note 1(ii) of appendix III to the PPC Circular), on the same pro forma basis, would be approximately 6.2 times. A summary of the pro forma financial indicators of PPC, immediately before and immediately after the Reorganisation, is set out below.

- ***Unlocks value for the NWI Shareholders***. The NWI Board believes that the Reorganisation will unlock potential value in the NWI Shares (which had been trading at substantially below book value for an extended period of time). In connection with the Reorganisation, independent valuations have been obtained for the Infrastructure Assets and PPC. It is anticipated that the liquidity of the PPC Shares in the market will improve. These factors will enable the fair value of the NWI Shares and the PPC Shares to be better reflected in the market.

The following is a summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002. The pro forma figures set out below in respect of the Enlarged PPC Group are derived from the audited financial statements of the PPC Group and the NWS Group and the audited pro forma financial statements of the Infrastructure Assets set out in appendices I and II of the PPC Circular and the unaudited pro forma financial information of the Enlarged PPC Group set out in appendix III of the PPC Circular. The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group for the year ended 30 June, 2002 after certain significant adjustments for the Reorganisation as detailed in note (2) of the table below is approximately HK$854 million. This amount is stated after charging certain significant non-recurring items which include impairment losses of fixed assets of approximately HK$145 million and net loss on disposal of subsidiaries and jointly controlled entities of approximately HK$72 million. Had these significant non-recurring items been excluded, the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after the Reorganisation adjustments would have been approximately HK$1,071 million.

	PPC Group *HK$'000*	**Enlarged PPC Group** *HK$'000*	**Multiple** *(Times)*
Turnover	125,057	12,408,532	99.2x
Profit attributable to shareholders before adjustments	143,945	1,636,727[1]	11.4x
Profit attributable to shareholders after adjustments	n/a	853,918[2]	n/a
Cash Earnings	378,176	2,135,926	5.6x
Adjusted EBITDA	450,560	3,052,990	6.8x
Total assets	3,817,121	37,195,742	9.7x
Cash Earnings per PPC Share (HK$/share)	HK$0.072[3]	HK$0.120[4]	1.7x
Net (Cash)/Debt[5]	(349,331)	9,122,081	n/a
Net Debt to Total Capitalisation[6]	n/a	34.1%	n/a
Adjusted EBITDA/Adjusted Interest Expense	n/a	6.2x[7]	n/a
Total Debt[8]/Adjusted EBITDA	n/a	3.7x	n/a

Notes:

(1) The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the profit attributable to shareholders of the NWS Group, the Sale Group Companies, the Tangjin Highway Companies and the PPC Group for the year ended 30 June, 2002.

(2) This represents the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after certain significant adjustments for the Reorganisation, including (i) annual amortisation charge of goodwill from the acquisition of NWS of approximately HK$327 million; (ii) annual interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group; (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5 million and HK$81 million, respectively, as a result of the adjustments to the carrying values of the Infrastructure Assets; and (iv) annual corporate expenses of approximately HK$76 million to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets. Details of the above adjustments are set out in part 3 of appendix III of the PPC Circular.

(3) Cash Earnings per PPC Share of the PPC Group (as enlarged by the conversion of all the Preference Shares) for the year ended 30 June, 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(4) The pro forma Cash Earnings per PPC Share of the Enlarged PPC Group immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the Infrastructure Assets Disposal and the Services Assets Acquisition and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(5) Net Debt equals Total Debt less bank balances and cash. Net Cash equals bank balances and cash less Total Debt.

(6) Total Capitalisation equals Total Debt plus net assets.

(7) The pro forma Adjusted Interest Expense of the Enlarged PPC Group equals combined finance costs of the Enlarged PPC Group as stated in Part 3 of appendix III of the PPC Circular plus interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, as stated in part 3 note 1(ii) of appendix III of the PPC Circular.

(8) Total Debt equals bank loans and overdrafts plus long term liabilities (both current and non-current portions) plus amount due to NWI (both current and non-current portions) less loans from minority shareholders of subsidiaries.

THE INFRASTRUCTURE ASSETS SALE AGREEMENT

Date: 21 October, 2002

Vendor: NWI

Purchaser: PPC

The Infrastructure Assets Disposal

Pursuant to the Infrastructure Assets Sale Agreement:

- NWI will procure Lotsgain (its wholly-owned subsidiary) to sell, and PPC will purchase, the entire issued share capital of the Sale Companies;
- NWI will procure Lotsgain to assign all of its rights and benefits under the outstanding Shareholder's Loans to PPC absolutely;

- NWI will enter into the Deed of Trust in respect of the transfer of the rights and benefits, liabilities and obligations accruing to NWI (from the date of Completion) in respect of its indirect interest (through NWCI) in the Tangjin Highway Companies (including the Tangjin Loans) to PPC. Pursuant to the Deed of Trust, PPC will also undertake to repay the principal and interest outstanding from NWCI (as borrower) under the BOC Loan from time to time as they fall due; and

- PPC will make an up-front payment representing the face value of the NWI Notes, subject to adjustment, if any.

The Sale Companies are wholly-owned subsidiaries of NWI through which NWI holds its effective interests in the Operating Companies (other than the Tangjin Highway Companies held by NWCI). Following completion of the Reorganisation, the net assets and the financial results of the Sale Companies will cease to be consolidated, and NWCI's interest in the Tangjin Highway Companies will cease to be equity accounted for, in the consolidated financial statements of NWI.

Following Completion, the Sale Companies will become wholly-owned subsidiaries of PPC and will be consolidated in the consolidated financial statements of PPC, and the Tangjin Highway Companies will be equity accounted for in the consolidated financial statements of PPC.

The Infrastructure Assets represent all of NWI's interests in its traditional infrastructure assets, that is, road, bridge, tunnel, water treatment and power plant investments.

Consideration

The aggregate consideration payable by PPC to NWI pursuant to the Infrastructure Assets Disposal amounts to approximately HK$10,227 million and has been determined on the basis of arm's length negotiations (with reference to an independent valuation of the Infrastructure Assets prepared by Sallmanns valuing the Infrastructure Assets at approximately HK$10,160 million as at 30 June, 2002 which, after adjusting for certain corporate expenses and the Book Value, comes to approximately HK$10,227 million).

The value of the consideration represents approximately 1.13 times of the audited pro forma net tangible assets of the Infrastructure Assets together with the Shareholder's Loans and the Tangjin Loans as at 30 June, 2002. The valuation of the Infrastructure Assets was determined on an income approach known as the discounted cash flow method. Details of the valuation of the Infrastructure Assets and the rationale for using the discounted cash flow method are set out in the letter from Sallmanns, which is set out in appendix III of this circular. The Wuhan Bridge has not been valued by Sallmanns because it has ceased toll collection from 1 October, 2002 and NWI is negotiating with the Wuhan government for compensation.

The aggregate consideration is to be satisfied by:

- the payment of the Cash Consideration, which will be financed by external loans and internal resources of PPC, by PPC to NWI (subject to adjustment, if any, as set out in the section headed "Adjustment to the Cash Consideration" below);

- the issuance of the NWI Consideration Shares by PPC to NWI or its nominee at the Issue Price; and

- the undertaking by PPC to repay the principal and interest outstanding from NWCI under the BOC Loan.

Adjustment to the Cash Consideration

If any additional shareholder's loans are made by NWI and/or Lotsgain to the Sale Group Companies or by NWCI to the Tangjin Highway Companies between 1 October, 2002 and Completion and not repaid before Completion, PPC will acquire such loans for cash at their face value. If any Shareholder's Loans or Tangjin Loans are repaid between 1 October, 2002 and Completion, the Cash Consideration will be reduced on a dollar-for-dollar basis. A joint announcement will be made by NWI and PPC if there is any material change to the Shareholder's Loans and/or the Tangjin Loans. There has been no material change in the balance of the Shareholder's Loans and/or the Tangjin Loans since 30 September, 2002 up to the Latest Practicable Date.

Pursuant to the Infrastructure Assets Sale Agreement, PPC undertakes that, if so requested by NWI in certain circumstances, PPC will execute a deed poll to assume the liabilities of NWI under the outstanding NWI Notes with effect from Completion. In such event, the Cash Consideration will be reduced by such amount representing the outstanding liabilities of NWI under the NWI Notes which will have been assumed by PPC.

PPC is acquiring an effective interest of approximately 48.86% in Wuhan Bridge from NWI at the Book Value, subject to adjustment depending on the Compensation Amount. If the Compensation Amount exceeds the Book Value, PPC will pay to NWI an amount equivalent to half of the amount by which the Compensation Amount exceeds the Book Value. If the Compensation Amount is less than the Book Value, NWI will pay to PPC an amount equivalent to the amount by which the Book Value exceeds the Compensation Amount.

NWI Consideration Shares

The NWI Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWI Consideration Shares represent:

- approximately 41.41% of the existing issued ordinary share capital of PPC;
- approximately 5.84% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 4.79% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of all the Preference Shares.

The Issue Price of approximately HK$0.9327 per NWI Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC was determined on an income approach known as the price/earnings multiple method. Details of the valuation of PPC and the rationale for using the price/earnings multiple method are set out in the letter from Chesterton, which is set out in appendix V of this circular. The Issue Price has been determined on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue and a valuation of PPC by Chesterton of HK$4,900 million. The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.4020 per PPC Share as quoted on the Stock Exchange from 2 October, 2002 to 16 October, 2002, being the last 10 trading days prior to 17 October, 2002 (the date

on which trading in the PPC Shares on the Stock Exchange was suspended pending the issue of the Announcement);

- a premium of approximately 119.46% to the closing price of HK$0.4250 per PPC Share as quoted on the Stock Exchange on 16 October, 2002, being the last trading day prior to 17 October, 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issue of the Announcement);

- a premium of approximately 69.58% and 119.20% to the highest and lowest closing prices of HK$0.5500 and HK$0.4255 respectively per PPC Share as quoted on the Stock Exchange during the period from 16 October, 2000 to 16 October, 2002, being the last two calendar years prior to the date of the Announcement; and

- a premium of approximately 112.85%, 116.55%, 118.94% and 114.17% to the average closing prices for the periods of 30, 60, 90 and 120 trading days up to the Latest Practicable Date (inclusive) of HK$0.4382, HK$0.4307, HK$0.4260 and HK$0.4355 respectively per PPC Share as quoted on the Stock Exchange.

The NWI Board believes that the Issue Price and the Cash Consideration are fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June, 2002 of approximately HK$0.7008 per PPC Share on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue without taking into account any PPC Shares which may be issued upon any exercise of the options granted under PPC's employee share option scheme.

Conditions of the Infrastructure Assets Disposal

Completion of the Infrastructure Assets Disposal is conditional upon, among other things, the following Infrastructure Assets Disposal Conditions:

- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein (including, but not limited to, the termination and release of NWD and CTFEL from the non-compete agreement entered into by them on 17 September, 1995 (as amended by a supplemental non-compete agreement dated 22 December, 1997), details of which are set out in the sub-section headed "Non-compete undertaking given by NWD and CTFEL in favour of NWI" in this circular);

- PPC having obtained financing for the Cash Consideration on terms satisfactory to PPC and all the conditions precedent relevant to such financing arrangements having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;

- the passing at a general meeting of PPC by the Independent PPC Shareholders, or the PPC Shareholders, as the case may be, of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein, the increase in the authorised share capital of PPC and the allotment and issuance of the NWI Consideration Shares;

- all the conditions precedent to the Services Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;

- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWI Consideration Shares and the PPC Shares to be issued upon conversion of the Preference Shares and such approval not having been subsequently revoked prior to Completion;

- the release of NWI from certain guarantees in relation to loans taken out by Asia Container Terminals Limited to facilitate it in completing the construction of Container Terminal No. 9 on Tsing Yi Island, New Territories, Hong Kong and such release remaining in full force and effect;

- the waiver of pre-emptive right from the existing shareholders of certain Sale Group Companies and the release of NWI and Lotsgain from certain related guarantees and such waiver and release remaining in full force and effect;

- the passing at a general meeting of NWI of a resolution to approve a distribution in specie of the PPC Distribution Shares to the NWI Shareholders in accordance with the articles of association of NWI; and

- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWI Consideration Shares and any matters or actions contemplated by the Infrastructure Assets Sale Agreement.

Under the Infrastructure Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Infrastructure Assets Disposal Conditions. Completion of the Infrastructure Assets Disposal will take place on the later of (i) 15 January, 2003; or (ii) the third business day (Saturdays excepted) after the day on which the Infrastructure Assets Sale Agreement becomes unconditional, or on such other date as NWI and PPC may mutually agree in writing. Completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are inter-conditional and, subject to satisfaction or waiver of the relevant conditions, will take place simultaneously.

If the Infrastructure Assets Disposal Conditions are not satisfied or waived on or before 30 June, 2003 (or such other date as NWI and PPC may agree), the Infrastructure Assets Sale Agreement will lapse and an announcement will be made accordingly. The NWI Board and the PPC Board expect the Infrastructure Assets Sale Agreement to be completed on or about 15 January, 2003.

Information on the Infrastructure Assets

The Infrastructure Assets comprise all of NWI's effective interests in the Highway Companies, the Tangjin Highway Companies, the Bridge Companies, the Power Companies and the Water Companies.

The Highway Companies operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC and the Tate's Cairn Tunnel in Hong Kong. The Tangjin Highway Companies operate the Tangjin Expressway (Tianjin North Section) in Tianjin in the PRC. The Bridge Companies operate three toll bridges in Guangdong and Tianjin in the PRC. NWI has an effective interest of approximately 48.86% in the Bridge Company which owns the Wuhan Bridge.

The Highway Companies, the Tangjin Highway Companies and the Bridge Companies provide a network of expressways, roadways and bridges for freight and passenger transport in Guangdong, Guangxi, Shanxi, Tianjin and Wuhan in the PRC and Hong Kong.

The Power Companies operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau.

The Water Companies operate one water treatment plant in Macau, 15 water treatment plants in the PRC and one microfiltration equipment company in the PRC.

The NWI Board currently has no plans to dispose of any other operations of the NWI Group to the PPC Group. Any future transactions between the NWI Group and the PPC Group will be subject to the Listing Rules.

Use of Proceeds by NWI

The NWI Consideration Shares will be distributed by NWI to the NWI Shareholders as described in the section headed "The Distribution" below.

The Cash Consideration will be used by NWI to voluntarily repay NWI's existing creditors in the aggregate amount of approximately HK$8,545 million.

Non-compete undertaking of NWI

Pursuant to the terms of the Infrastructure Assets Sale Agreement, NWI has given a non-compete undertaking to PPC such that, among other things, NWI will not and will procure that its subsidiaries will not in any relevant capacity during 15 years from the date of Completion directly or indirectly carry on any investment, development, operation or management of toll roads, toll bridges, tunnels, water treatment plants or power plants or the manufacture, trading or sale of water treatment equipment anywhere in the world (other than certain permitted activities).

Non-compete undertaking given by NWD and CTFEL in favour of NWI

Pursuant to the Infrastructure Assets Sale Agreement and subject to the approval of the Independent NWI Shareholders, NWI, NWD and CTFEL will, on Completion, execute a termination agreement pursuant to which NWD and CTFEL will be released from the non-compete agreement entered into by them on 17 September, 1995 (as amended by a supplemental non-compete agreement dated 22 December, 1997) whereby each of NWD and CTFEL undertook, among other things, that it will not and will procure that its subsidiaries will not directly or indirectly participate in, hold any right or interest in or otherwise be involved in any infrastructure projects involving the development, construction, ownership, operation and/or management of airports, container terminals, cargo handling and storage facilities, toll roads, expressways, bridges, tunnels, power stations and water treatment plants in the PRC, Hong Kong or Macau.

THE SERVICES ASSETS SALE AGREEMENT

Date

21 October, 2002

Parties

Warrantors:	NWD and CTFEL
Vendors:	NWS Shareholders
Purchaser:	PPC

The Services Assets Acquisition

Pursuant to the Services Assets Sale Agreement, the NWS Shareholders will sell, and PPC will purchase, the entire issued share capital of NWS for a consideration of approximately HK$10,913 million. NWS is an approximately 52.35%-owned subsidiary of NWD, through which NWD holds its effective interests in the NWS Group.

Following Completion, NWS will become a wholly-owned subsidiary of PPC. The NWS Group represents all of NWD's interests in the Services Assets.

Consideration

The consideration payable by PPC to the NWS Shareholders pursuant to the Services Assets Acquisition amounts to approximately HK$10,913 million and has been determined on the basis of arm's length negotiations (with reference to an independent valuation of the NWS Group prepared by American Appraisal, valuing the NWS Group at HK$11,003 million as at 30 June, 2002 which, after adjusting for the amount of cash dividends of approximately HK$89.61 million elected by the NWS Shareholders, is equivalent to approximately HK$10,913 million). The valuation of the operating subsidiaries of the NWS Group has been determined based on an income approach known as the discounted cash flow method. A summary of American Appraisal's valuation report is set out in appendix IV of this circular.

The consideration is to be satisfied by the issuance of the NWS Consideration Shares by PPC to the NWS Shareholders or their nominees at the Issue Price of approximately HK$0.9327 per NWS Consideration Share, giving PPC an implied equity value of approximately HK$4,900 million (on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue without taking into account any PPC Shares which may be issued upon any exercise of the options granted under PPC's employee share option scheme) before the Reorganisation. The NWS Consideration Shares represent a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share, which is arrived at on the basis of the consideration for the Services Assets Acquisition. The value of the consideration of the entire issued share capital of NWS represents approximately 2.4 times of the audited net tangible assets of the NWS Group as at 30 June, 2002.

Taking into consideration the above reasons and factors, the PPC Board believes that the consideration of approximately HK$10,913 million in respect of the Services Assets Acquisition is fair and reasonable. The PPC Board also considers the terms of the Services Assets Sale Agreement (including the number of NWS Consideration Shares and the Issue Price) to be fair and reasonable and in the best interests of PPC and the PPC Shareholders as a whole.

NWS Consideration Shares

The NWS Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWS Consideration Shares represent:

- approximately 568.02% of the existing issued ordinary share capital of PPC;
- approximately 80.07% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 65.71% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of the Preference Shares.

The Issue Price has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC has been determined based on an income approach known as the price/earnings multiple method. A summary of Chesterton's valuation report is set out in appendix V of this circular.

The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.4020 per PPC Share as quoted on the Stock Exchange from 2 October, 2002 to 16 October, 2002, being the last 10 trading days in the PPC Shares on the Stock Exchange prior to 17 October, 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issue of the Announcement); and
- a premium of approximately 119.46% to the closing price of HK$0.4250 per PPC Share as quoted on the Stock Exchange on 16 October, 2002, being the last trading day prior to 17 October, 2002 the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issue of the Announcement);
- a premium of approximately 69.58% and 119.20% to the highest and lowest closing prices of HK$0.5500 and HK$0.4255 respectively per PPC Share as quoted on the Stock Exchange during the period from 16 October, 2000 to 16 October, 2002, being the last two calendar years prior to the date of the Announcement; and
- a premium of approximately 112.58%, 116.55%, 118.94% and 114.17% to the average closing prices for the periods of 30, 60, 90 and 120 trading days up to the Latest Practicable Date (inclusive) of HK$0.4382, HK$0.4307, HK$0.4260 and HK$0.4355 respectively per PPC Share as quoted on the Stock Exchange.

The PPC Board believes that the Issue Price is fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June, 2002 of approximately HK$0.7008 per PPC Share on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue without taking into account any PPC Shares which may be issued upon any exercise of the options granted under PPC's employee share option scheme.

Conditions of the Services Assets Acquisition

Completion of the Services Assets Acquisition is conditional upon, among other things, the following Services Assets Acquisition Conditions:

- the passing at a general meeting of NWD by the Independent NWD Shareholders of a resolution to approve the Reorganisation and related matters;
- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein;
- the passing at a general meeting of PPC by the Independent PPC Shareholders, or the PPC Shareholders, as the case may be, of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein, the increase in the authorised share capital of PPC and the allotment and issuance of the NWS Consideration Shares;
- all the conditions precedent to the Infrastructure Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of the parties under the Services Assets Sale Agreement;
- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWS Consideration Shares and such approval not having been subsequently revoked prior to Completion;
- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWS Consideration Shares and any matters or actions contemplated under the Services Assets Sale Agreement; and
- if so required, the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals necessary for the Services Assets Acquisition by PPC and/or NWS having been obtained by NWD and/or PPC and/or NWS from appropriate governments, governmental, supranational or trade agencies, courts or other regulatory bodies or lenders or creditors on terms reasonably satisfactory to PPC or NWD (as the case may be) and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals remaining in full force and effect.

Under the Services Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Services Assets Acquisition Conditions. Completion of the Services Assets Acquisition will take place on the later of (i) 15 January, 2003; or (ii) the third business day (Saturdays excepted) after the day on which the Services Assets Sale Agreement becomes unconditional, or on such other date as NWD and PPC may mutually agree in writing. Completion of the Services Assets Sale Agreement and the Infrastructure Assets Sale Agreement are inter-conditional and, subject to satisfaction or waiver of the relevant conditions, will take place simultaneously.

If the Services Assets Acquisition Conditions are not satisfied or waived on or before 30 June, 2003 (or such other date as NWD and PPC may agree), the Services Assets Sale Agreement will lapse. The PPC Board expects the Services Assets Sale Agreement to be completed on or about 15 January, 2003.

Non-compete and engagement undertakings of NWD

It is a term of the Services Assets Sale Agreement that, at Completion, NWD and PPC will enter into a deed of non-compete and engagement undertakings pursuant to which NWD will undertake to PPC that within the period of 15 years from the date of Completion, NWD will not and will procure that its subsidiaries (other than members of the PPC Group) will not (other than pursuant to certain exceptions), directly or indirectly, participate in, hold any right or interest in any business in the nature of:

- any of the services comprised in the Services Assets anywhere within Asia; or
- any of the projects comprised in the Infrastructure Assets anywhere in the world.

In addition, NWD will, pursuant to the deed of non-compete and engagement undertakings (subject to certain qualifications), undertake to PPC, in relation to all requirements in Hong Kong of the NWD Group for the provision of any services comprised in the Services Assets, to engage the PPC Group for the provision of such services for a period of 15 years from the date of Completion. For details of the deed of non-compete and engagement undertakings, please refer to the PPC Circular.

Non-Disposal Undertaking

Under the Services Assets Sale Agreement, each of the NWS Shareholders has given an undertaking to PPC not to sell, encumber or otherwise dispose of any of the NWS Consideration Shares allotted to it within a period of six months following completion of the Services Assets Acquisition, except with the prior consent of PPC or for disposal of any of the NWS Consideration Shares to NWD or its nominee. For details of the non-disposal undertaking, please refer to the PPC Circular.

Information on the NWS Group

The NWS Group's businesses are currently organised into five major operating divisions, namely facilities, contracting, transport, financial and environmental services. A brief description of each division is set out below.

Facilities

Under the facilities division, the NWS Group hosted 2,296 events and more than 5.1 million visitors for the year ended 30 June, 2002 at the Hong Kong Convention and Exhibition Centre. The NWS Group also has approximately 150,000 household units (making it one of the largest property managers in Hong Kong), more than 60,000 car park spaces and more than 120 million square feet of commercial and industrial premises under its management. The NWS Group is also one of the largest security and guarding, cleaning and laundry companies in Hong Kong.

(a) ***Convention and exhibition operations***: the principal operating company is Hong Kong Convention and Exhibition Centre (Management) Limited (wholly-owned by NWS) which operates and manages the Hong Kong Convention and Exhibition Centre and provides consultancy and advisory services in relation to design and operation of convention and exhibition facilities and related functions such as the setting up of media and broadcasting centres for major international functions.

(b) ***Property management***: the principal operating companies are Urban Property Management Limited, Kiu Lok Service Management Company Limited and Urban Parking Limited (all wholly-owned by NWS) and International Property Management Limited (99%-owned by NWS) which undertake the provision of property management services and related services, including property sales and leasing agency, property management consultancy and carpark management.

(c) ***Security and guarding***: the principal operating companies are General Security (HK) Limited and Uniformity Security Company Limited (both wholly-owned by NWS), which provide a full range of security and related business including guarding services in the residential, commercial and industrial sectors, security system installation, maintenance and alarm monitoring, armoured transport services and supply of security products.

(d) ***Cleaning and laundry***: the principal operating companies are Pollution & Protection Services Limited, Wai Hong Cleaning & Pest Control Company Limited and New China Laundry Limited (all wholly-owned by NWS) which provide a diversified range of services, including building and office cleaning, and laundry.

Contracting

The NWS Group's contracting division has built numerous landmark buildings in Hong Kong, Macau and the PRC including the Hong Kong Convention and Exhibition Centre, Times Square, Grand Hyatt Hotel, Hong Kong Parkview and Chi Lin Nunnery in Hong Kong, Macau International Airport and the New World Centre in Beijing.

(a) ***Construction***: the principal operating company is Hip Hing Construction Company Limited (wholly-owned by NWS), which provides a comprehensive range of construction and related services such as building construction, civil engineering, foundation, demolition, building services, decoration and fitting-out works, construction management, building equipment and materials supply. The NWS Group also provides a broad range of related services covering the provision of individual specialist construction services to the complete design and construction of buildings on a turnkey basis.

(b) ***Electrical and mechanical engineering***: the principal operating companies are Young's Engineering Holdings Limited and Trident Engineering Company Limited (both wholly-owned by NWS), which provide and install a wide range of building-related electrical and mechanical engineering works including air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, and electrical systems. The range of services cover the provision of individual specialist electrical and mechanical engineering trade services to the complete design and installation of electrical and mechanical systems.

Transport

The principal operating companies are New World First Bus Services Limited, New World First Ferry Services Limited and New World First Ferry Services (Macau) Limited, all of which are wholly-owned by NWS. New World First Bus Services Limited was awarded the bus franchise of 88 routes in March 1998 and built up a fleet size of 760 buses currently serving 100 routes in Hong Kong. New World First Ferry Services Limited operates a total of 11 routes serving outlying islands and inner harbour routes. New World First Ferry Services (Macau) Limited provides ferry services between Hong Kong and Macau.

Financial

The principal operating companies are New World Insurance Services Limited (wholly-owned by NWS), Tai Fook Securities Group Limited (20%-owned by NWS) and Tricor Holdings Limited (23%-owned by NWS), which provide international risk management and insurance broking services, securities services and secretarial services respectively.

Environmental

The principal operating companies are Hong Kong Island Landscape Company Limited (wholly-owned by NWS) and Far East Landfill Technologies Limited (47%-owned by NWS). Hong Kong Island Landscape Company Limited provides landscaping consultancy, plant hire and maintenance services, while Far East Landfill Technologies Limited operates the North East New Territories Landfill in Fanling, one of Asia's largest landfill sites.

THE DISTRIBUTION

NWI will convert all the Preference Shares into fully-paid PPC Shares immediately prior to Completion in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares.

Immediately following Completion and the conversion in full of all the Preference Shares, NWI will hold an aggregate of approximately 5,592 million PPC Distribution Shares, representing approximately 31.40% of the enlarged issued ordinary share capital of PPC after taking into account the issuance of the Consideration Shares, but without taking into account any PPC Shares which may be issued upon exercise of any share options granted under the employee share option scheme of PPC.

The NWI Board has passed a resolution, subject to the approval of the NWI Shareholders in general meeting, to distribute the PPC Distribution Shares to the NWI Shareholders by way of a distribution in specie in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (based upon 952,180,007 NWI Shares in issue as at the Latest Practicable Date without taking into account any new NWI Shares which may be issued after the Latest Practicable Date upon conversion of the convertible bonds due 2003 or upon exercise of the share options granted under the NWI employee share option scheme).

No distribution of the PPC Distribution Shares will be made to NWI Shareholders in respect of fractional entitlements. NWI will sell any PPC Distribution Shares aggregated from fractional entitlements, and will keep the proceeds from such sale for its own benefit.

Conditions of the Distribution

The Distribution is conditional upon, among other things:

- completion of the Infrastructure Assets Sale Agreement;
- completion of the Services Assets Sale Agreement; and
- the passing of an ordinary resolution by the NWI Shareholders at a general meeting approving the Distribution.

Closure of Register of Members of NWI and Registration Procedures

If the ordinary resolutions set out in the notice of the Extraordinary General Meeting are passed at the Extraordinary General Meeting, the register of members of NWI will be closed from 7 January, 2003 to 9 January, 2003 (both days inclusive) for the purpose of determining the entitlements of the NWI Shareholders to the PPC Distribution Shares under the Distribution. No transfer of NWI Shares may be registered during the book closure period.

In order to qualify for the Distribution, all transfers accompanied by the relevant NWI share certificates must be lodged with the Hong Kong branch registrar of NWI, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on 6 January, 2003.

Share Certificates of the PPC Distribution Shares

Definitive certificates of the PPC Distribution Shares are expected to be despatched by ordinary mail to the NWI Shareholders, at their own risk, by no later than 22 January, 2003, assuming that Completion will take place on 15 January, 2003.

NWI Shareholders should note that the Distribution is conditional upon, among other things, the completion of the Infrastructure Assets Sale Agreement and the completion of the Services Assets Sale Agreement, which may or may not take place. NWI Shareholders are advised to exercise caution when dealing in NWI Shares.

NWI Shareholders should note that if they trade in PPC Shares on the basis of their entitlements to the PPC Distribution Shares described in this circular prior to receipt of evidence of title or share certificates of the PPC Distribution Shares, they do so entirely at their own risk.

Tentative Timetable for the Distribution

Last day of dealings in NWI Shares cum entitlement to the PPC Distribution Shares pursuant to the Distribution	2 January, 2003
Commencement of dealings in NWI Shares on an ex-entitlement basis	3 January, 2003
Latest time for lodging transfers of NWI Shares in order to qualify for the Distribution	4:00 p.m. on 6 January, 2003
Register of members for NWI closes	7 January to 9 January, 2003
Record Date	9 January, 2003
Distribution in specie of the PPC Distribution Shares	15 January, 2003

Note: The above timetable is indicative only. An announcement will be made should there be major changes to the above timetable.

FINANCIAL INFORMATION

Financial Information on the Infrastructure Assets

The audited pro forma combined profit and loss accounts of the Sale Group Companies and the Tangjin Highway Companies for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June	
	2002	**2001**
	HK$'000	*HK$'000*
Turnover	617,210	709,919
Operating costs	(361,404)	(273,950)
Operating profit before financing	255,806	435,969
Finance costs	(114,208)	(93,461)
Share of results of jointly controlled entities	579,550	524,719
Profit before taxation	721,148	867,227
Taxation	(72,118)	(49,985)
Profit after taxation	649,030	817,242
Minority interests	(4,985)	(39,813)
Profit attributable to shareholders	644,045	777,429

The audited pro forma combined total assets of the Sale Group Companies and the Tangjin Highway Companies as at 30 June, 2002 was approximately HK$13,220 million and the audited pro forma combined net tangible assets of the Sale Group Companies and the Tangjin Highway Companies, together with the Shareholder's Loans and Tangjin Loans due to the NWI Group as at 30 June, 2002 aggregated to approximately HK$9,024 million. For details on the financial information on the Infrastructure Assets, please refer to part 1 of appendix I of the PPC Circular.

Financial Information on NWS

The audited consolidated profit and loss accounts of NWS for the two years ended 30 June, 2001 and 2002 are as follows:

	Year ended 30 June	
	2002	**2001**
	HK$'000	*HK$'000*
Turnover	11,666,265	11,712,917
Cost of sales	(9,855,578)	(10,000,822)
Gross profit	1,810,687	1,712,095
Other revenues	211,204	151,829
General and administrative expenses	(837,155)	(821,262)
Other operating expenses	(125,476)	(223,525)
Operating profit before financing	1,059,260	819,137
Finance costs	(82,288)	(110,741)
Share of profits less losses of		
Jointly controlled entities	93,440	51,619
Associated companies	55,558	229,199
Profit before taxation	1,125,970	989,214
Taxation	(193,142)	(169,565)
Profit after taxation	932,828	819,649
Minority interests	(84,091)	(758)
Profit attributable to shareholders	848,737	818,891

The audited consolidated total assets and net tangible assets of NWS as at 30 June, 2002 were approximately HK$13,863 million and HK$4,525 million respectively. For details on the financial information on NWS, please refer to part 2 of appendix I of the PPC Circular.

Financial effects of the Reorganisation on the NWI Group

The completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, the conversion in full of the Preference Shares and the Distribution are inter-conditional and will take place simultaneously, accordingly, the Reorganisation will be treated as a single transaction.

Assuming the Reorganisation had been completed on 30 June, 2002, the NWI Board estimates that the Reorganisation would result in a gain of approximately HK$0.6 billion to NWI. Such gain does not take into account: (i) the change in the net asset values of the Sale Group Companies, the Tangjin Highway Companies and the PPC Group as a result of the profit or loss of the Sale Group Companies, the Tangjin Highway Companies and the PPC Group for the period from 1 July, 2002 to the date of Completion; and (ii) the movement in the Shareholder's Loans and the Tangjin Loans from 1 July, 2002 to 30 September, 2002 which, in aggregate, could significantly affect the results of the Reorganisation.

INFORMATION ON THE NWI GROUP

The NWI Group is principally engaged in the development, investment, operation and/or management of and in: (i) toll roads, expressways, bridges and tunnels; (ii) water treatment plants and microfiltration equipment company; (iii) power plants; (iv) container terminals; (v) cargo handling and storage facilities; and (vi) telecommunications, media and technology businesses, in Hong Kong, Macau and the PRC. NWI's non-traditional infrastructure projects include mobile communications and data transmission operations in the PRC and the United States of America.

SHAREHOLDERS' APPROVALS

As PPC is a 75.00%-owned subsidiary of NWI, the Infrastructure Assets Disposal constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at the Extraordinary General Meeting. Mombasa Limited, the controlling shareholder of NWI and an indirect wholly-owned subsidiary of NWD, and its associates, will not be allowed to vote on the resolution approving the Infrastructure Assets Disposal. Financial Concepts Investment Limited, a shareholder of NWI and a wholly-owned subsidiary of NWS, which, in turn, is approximately 52.35%-owned by NWD, and its associates, will not be allowed to vote on the resolution approving the Infrastructure Assets Disposal.

As PPC is a 75.00%-owned subsidiary of NWI and NWS is an approximately 52.35%-owned subsidiary of NWD, the controlling shareholder of NWI, the Services Assets Acquisition constitutes a major and connected transaction for NWI under the Listing Rules and therefore requires the approval of the Independent NWI Shareholders at a general meeting. Mombasa Limited, Financial Concepts Investment Limited, NWD and their respective associates will not be allowed to vote on the resolution approving the Services Assets Acquisition.

The NWI Independent Board Committee has been formed to consider the Infrastructure Assets Disposal and the Services Assets Acquisition. An independent financial adviser, Anglo Chinese, has been appointed to advise the NWI Independent Board Committee regarding the Infrastructure Assets Disposal and the Services Assets Acquisition.

EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting to be held at Room 405, Level 4, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong at 11:30 a.m. on 12 December, 2002 is set out on pages 51 to 52 of this circular. At the Extraordinary General Meeting, ordinary resolutions will be proposed to approve: (i) the Infrastructure Assets Disposal; (ii) the Services Assets Acquisition; and (iii) the Distribution.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the head office of New World Infrastructure Limited at 9th Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting or any adjournment thereof should you so desire.

RECOMMENDATION

Taking into account the above reasons and factors, the NWI Board is of the opinion that the Infrastructure Assets Disposal, the Services Assets Acquisition and the Distribution are in the best interests of NWI and the NWI Shareholders, and the terms of the Infrastructure Assets Sale Agreement, the Services Assets Sale Agreement and the Distribution are fair and reasonable. Accordingly, the NWI Board recommends the NWI Shareholders to vote in favour of the ordinary resolutions in respect of the Infrastructure Assets Disposal, the Services Assets Acquisition and the Distribution.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the following sections of this circular:

(i) Letter from the NWI Independent Board Committee;

(ii) Letter from Anglo Chinese;

(iii) Financial information of the NWI Group set out in appendix I of this circular;

(iv) Pro forma financial information of the NWI Group post-Reorganisation set out in appendix II of this circular;

(v) Valuation of the Infrastructure Assets set out in appendix III of this circular;

(vi) Valuation of the NWS Group set out in appendix IV of this circular;

(vii) Valuation of PPC set out in appendix V of this circular;

(viii) General information on NWI set out in appendix VI of this circular; and

(ix) the PPC Circular set out in appendix VII of this circular.

Yours faithfully,
By order of the Board of
NEW WORLD INFRASTRUCTURE LIMITED
Mr. Chan Wing-Tak, Douglas
Managing Director

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

18 November, 2002

To the NWI Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to the circular dated 18 November, 2002 (the "Circular") issued by NWI of which this letter forms part. Terms defined in the Circular have the same meanings when used in this letter.

We, being the independent non-executive NWI Directors constituting the NWI Independent Board Committee, have been appointed by the NWI Board to advise you as to whether, in our opinion, the Infrastructure Assets Disposal and the Services Assets Acquisition are in the best interests of NWI and the NWI Shareholders and whether the terms of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are fair and reasonable so far as the Independent NWI Shareholders are concerned.

Details of the Infrastructure Assets Disposal and the Services Assets Acquisition and the terms of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are summarised in the "Letter from the NWI Board". In addition, as the NWI Independent Board Committee, we have been advised by Anglo Chinese in considering the Infrastructure Assets Disposal and the Services Assets Acquisition. You are strongly urged to read Anglo Chinese's letter to the NWI Independent Board Committee.

RECOMMENDATION

As the NWI Independent Board Committee, we have discussed with the management of NWI the reasons for, and benefits of, the Infrastructure Assets Disposal and the Services Assets Acquisition. We also understand the basis upon which Anglo Chinese's advice has been given.

Taking into account the advice of Anglo Chinese, the NWI Independent Board Committee considers that the Infrastructure Assets Disposal and the Services Assets Acquisition are in the best interests of NWI and the NWI Shareholders and that the terms of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are fair and reasonable so far as the Independent NWI Shareholders are concerned. Accordingly, the NWI Independent Board Committee recommends the Independent NWI Shareholders to vote in favour of the ordinary resolutions in respect of the Infrastructure Assets Disposal and the Services Assets Acquisition to be proposed at the Extraordinary General Meeting, the notice of which is set out on pages 51 to 52 of the Circular.

Yours faithfully,
NWI Independent Board Committee
Dr. Li Kwok-Po, David
Mr. Cheng Wai-Chee, Christopher
Mr. Coull, Gary William John

The following is the text of the letter from Anglo Chinese to the NWI Independent Board Committee, prepared for incorporation into this circular in connection with the major and connected transactions contemplated under the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement.

ANGLO CHINESE
CORPORATE FINANCE, LIMITED
英高財務顧問有限公司

40th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

18 November, 2002

To the NWI Independent Board Committee
New World Infrastructure Limited
9th Floor, New World Tower 2
18 Queen's Road Central
Hong Kong

Dear Sirs,

MAJOR AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as an independent financial adviser by NWI to advise the NWI Independent Board Committee as to the fairness and reasonableness of the Infrastructure Assets Disposal and the Services Assets Acquisition under the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, respectively, details of which are contained in the circular dated 18 November, 2002 ("this circular") of which this letter forms part. The Infrastructure Assets Disposal and the Services Assets Acquisition constitute major and connected transactions of NWI under the Listing Rules and accordingly, they are subject to the approval of the Independent NWI Shareholders at the Extraordinary General Meeting to be convened on 12 December, 2002.

The terms used in this letter shall have the same meanings as those defined in the section headed "Definitions" in this circular unless the context otherwise requires.

In formulating our recommendation, we have relied on the information, representations and valuations contained or referred to in this circular together with other information and representations provided to us by the NWI Directors. We have also assumed that such information and representations were true and accurate at the time they were made and continue to be so at the date of the despatch of this circular. We have no reason to doubt the truth, accuracy and completeness of the information and the representations provided to us by the NWI Directors. The NWI Directors have also confirmed to us that no material facts have been omitted from this circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify the reliance on the accuracy of the information contained in this circular and to provide a reasonable basis for our recommendation. We have not, however, carried out any independent

verification on the information provided to us by the NWI Directors, nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the NWI Group, the PPC Group, the NWS Group or any of their respective associates.

Apart from normal professional fees for our services to NWI in respect of the engagement described above, no arrangement exists whereby Anglo Chinese receives any fees or benefit from NWI, its subsidiaries or any of their respective associates.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

Background and rationale

On 21 October, 2002, NWD, NWI and PPC jointly announced the Reorganisation, which principally comprises: (i) the proposed disposal of the Infrastructure Assets by NWI to PPC for an aggregate consideration of approximately HK$10,227 million under the Infrastructure Assets Sale Agreement; (ii) the proposed acquisition of NWS by PPC from NWD and the NWS Shareholders for a share consideration of approximately HK$10,913 million under the Services Assets Sale Agreement; and (iii) the proposed distribution of all PPC Distribution Shares held and to be held by NWI to its shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share. Please refer to the subsections headed "Conditions of the Infrastructure Assets Disposal" and "Conditions of the Services Assets Acquisition" in the section headed "Letter from the NWI Board" in this circular for conditions of the completion of the Infrastructure Assets Disposal and the Services Assets Acquisition.

As set out in the subsection headed "Reasons for, and benefits of, the Reorganisation" in the section headed "Letter from the NWI Board" in this circular, the NWI Board believes that the Reorganisation will significantly enhance the NWI Group's operational and capital structures. The key benefits of the Reorganisation to NWI and the NWI Shareholders, according to the NWI Board, are summarised as follows:

(i) Reduces NWI's debt and gearing. The net gearing ratio of NWI is expected to fall from approximately 72.23% as at 30 June, 2002 to below 15% immediately after the Reorganisation; and

(ii) Unlocks value for the NWI Shareholders. The Reorganisation will enable the NWI Shareholders to hold shares in each of NWI and PPC. Each of the two companies, post-Reorganisation, will have a clear business strategy and appropriate capital structure. NWI will focus on telecommunications, media and technology businesses and PPC will focus on infrastructure, ports developments and services businesses.

The Infrastructure Assets Sale Agreement

The NWI Group is principally engaged in the development, investment, operation and/or management of and in: (i) toll roads, expressways, bridges and tunnels; (ii) water treatment plants and microfiltration equipment company; (iii) power plants; (iv) container terminals; (v) cargo handling and storage facilities in the PRC, Hong Kong and Macau; and (vi) the TMT Assets in the PRC, Hong Kong and the United States of America.

Pursuant to the Infrastructure Assets Sale Agreement:

- NWI will procure its wholly-owned subsidiary, Lotsgain to sell, and PPC will purchase, the entire issued share capital of the Sale Companies;

- NWI will procure Lotsgain to assign all its rights and benefits under the outstanding Shareholder's Loans to PPC absolutely;

- NWI will enter into the Deed of Trust in respect of the transfer of the rights and benefits, liabilities and obligations accruing to NWI (from the date of Completion) in respect of its indirect interest (through NWCI) in the Tangjin Highway Companies (including the Tangjin Loans) to PPC. Pursuant to the Deed of Trust, PPC will also undertake to repay the principal and interest outstanding from NWCI (as borrower) under the BOC Loan from time to time as they fall due; and

- PPC will make an up-front payment representing the face value of the NWI Notes, subject to adjustment, if any.

NWI has given a non-compete undertaking to PPC whereby NWI and its subsidiaries undertake that, amongst other things, they will not in any relevant capacity carry out any investment, development, construction, operation or management of toll roads, toll bridges, tunnels, power plants, water treatment plants, or the manufacture, trading and sale of water treatment equipment anywhere in the world other than certain permitted activities for a period of 15 years commencing from the date of Completion.

Information on the Infrastructure Assets

The Infrastructure Assets consist of NWI's entire interests in the Highway Companies, the Tangjin Highway Companies, the Bridge Companies, the Power Companies and the Water Companies. These assets are summarised below:

(i) Highway Companies and Bridges Companies

The Highway Companies, Tangjin Highway Companies and Bridge Companies together operate 35 toll roads, 4 bridges and 1 tunnel covering approximately 1,120.3 km across four provinces in the PRC namely, Guangdong, Guangxi, Shanxi and Hubei, one municipality in the PRC namely, Tianjin and one special administrative region of the PRC namely, Hong Kong.

(ii) Power Companies

The Power Companies operate 4 power plants located in two provinces in the PRC namely, Guangdong and Sichuan and 1 power plant in one special administrative region of the PRC namely, Macau.

(iii) Water Companies and Water Treatment Companies

The Water Companies operate 1 water treatment plant in Macau, 15 water treatment plants and 1 microfiltration equipment company in the PRC.

Further details of the Infrastructure Assets are set out in the summary valuation report in appendix III to this circular.

Financial Information on the Infrastructure Assets

The audited pro forma combined profit and loss accounts of the Sale Group Companies (through which NWI holds its effective interest in the Infrastructure Assets) for the two years ended 30 June, 2001 and 2002 as set out in this circular are summarised below:

HK$' million	**Energy and water treatment**	**Toll roads**	**Toll bridges**	**Total**
30 June, 2002				
Turnover	42	424	151	617
Segment results	26	200	30	256
Share of results of jointly controlled entities	401	175	4	580
Profit attributable to shareholders				644
30 June, 2001				
Turnover	139	417	154	710
Segment results	139	246	51	436
Share of results of jointly controlled entities	377	142	6	525
Profit attributable to shareholders				777

The pro forma combined profit attributable to shareholders of the Sale Group Companies decreased from approximately HK$777 million for the year ended 30 June, 2001 to approximately HK$644 million for the year ended 30 June, 2002, representing a drop of around 17%. The pro forma net tangible assets together with the Shareholder's Loans and Tangjin Loans were approximately HK$9,024 million as at 30 June, 2002.

The pro forma combined turnover of the Sale Group Companies decreased from approximately HK$710 million for the year ended 30 June, 2001 to approximately HK$617 million for the year ended 30 June, 2002, representing a decrease of approximately 13%. The breakdown of turnover by segments indicated that the decrease in the pro forma combined turnover was mainly caused by the decrease in turnover from energy and water treatment segment. The performance of the three segments of business is discussed below:

(i) Energy and water treatment

The decrease in turnover of this segment was caused by changes in the accounting treatment of Shunde De Sheng Power Plant Co. Ltd. but had been offset to a certain extent by the increase in profits from share of results of jointly controlled entities.

(ii) Toll roads

The turnover for the toll roads remained relatively unchanged for the two years ended 30 June, 2001 and 2002.

In Southern Guangdong, the operating profit of Guangzhou City Northern Ring Road for the year ended 30 June, 2002 was affected by the diversion effect of Guangyuan East Road. The decrease in operating profit from Southern Guangdong was offset, to a certain extent, by the improvement of Beijing-Zhuhai Expressway as a result of approximately 17% increase in its average daily traffic flow. In Northern Guangdong, result was affected by the operating loss of Roadway 1906 (Qingcheng Section) in its first year of operation. The average daily traffic flow of other toll roads in Eastern Guangdong remained steady.

(iii) Toll Bridges

The turnover of the toll bridges also remained relatively unchanged for the two years ended 30 June, 2001 and 2002.

The performances of the bridges, in general, were benefited by the overall increase in traffic volume. The average daily traffic flow of Yonghe Bridge decreased by approximately 14% for the financial year ended 30 June, 2002. The fall in daily traffic flow of this bridge was mainly caused by the traffic diversion to Tangjin Expressway (Tianjin North Section) Section II.

For the two financial years ended 30 June, 2001 and 2002, turnover of the Sale Group Companies decreased by approximately 5% and approximately 13% respectively and in tandem with the downward trend in turnover was the profit attributable to shareholders, which decreased by approximately 6.5% and 17% respectively over the two financial years.

Consideration

(i) Basis of consideration

Pursuant to the Infrastructure Assets Sale Agreement, NWI will dispose of the Infrastructure Assets to PPC at a total consideration of approximately HK$10,227 million.

We noted that the total consideration of approximately HK$10,227 million for the disposal of the Infrastructure Assets has been determined by arm's length negotiations with reference to the valuation of the Infrastructure Assets as at 30 June, 2002 by Sallmanns, an independent valuer, based on, inter alia, income approach whereby earnings and cash flow projection of the Infrastructure Assets in future were discounted at appropriate discount rates. The discount rates used in the valuation, being (a) 10.68% for power and water projects in Macau and 14.68% for power and water projects in PRC; and (b) 14.84% for roads and bridges projects, are set out in the summary valuation report in appendix III to this circular, and have been adjusted to incorporate various uncertainties including but not limited to liquidity risk, business risk and country risk. We also noted that Sallmanns had visited certain roads, bridges, water and power plants of the Infrastructure Assets. We have reviewed the valuation report including the valuation method and discount rates adopted by Sallmanns and consider that the valuation of the Infrastructure Assets is reasonable.

The Infrastructure Assets were valued at approximately HK$10,160 million and after deduction of corporate expenses and the addition of the Book Value of the Wuhan Bridge, which was not included in the valuation of the Infrastructure Assets, arrived at approximately HK$10,227 million, representing approximately 1.13 times of the audited pro forma net tangible assets of the Infrastructure Assets together with the Shareholder's Loans and the Tangjin Loans as at 30 June, 2002 and approximately 9.6 times the EBITDA of the Infrastructure Assets for the year ended 30 June, 2002, respectively.

(ii) Settlement of the total consideration

The total consideration of approximately HK$10,227 million will be settled by:

- the payment of the Cash Consideration in the amount of HK$8,545 million by PPC to NWI, subject to adjustment, if any;
- the issue of approximately 853 million NWI Consideration Shares by PPC to NWI or its nominee at the Issue Price of approximately HK$0.9327 each, or approximately HK$796 million in total; and
- the undertaking to pay certain liabilities of NWCI by PPC in the aggregate amount of approximately HK$886 million.

(iii) Assessment of the total consideration

In assessing the fairness of the consideration, in terms of enterprise value "EV" (being the consideration plus the value of any debt, assumed, redeemed, repurchased or cancelled and net of any cash directly assumed) to EBITDA and price to book value ratios, we noted that there are few companies, whose securities are listed on the Stock Exchange and whose commercial operations are similar to those of the Infrastructure Assets to be sold by NWI under the Infrastructure Assets Sale Agreement. Accordingly, we have reviewed in our analysis for reference only the companies, which derived revenue from any of the operations of toll roads, bridges, tunnels, or power plants in Asia, and whose securities are listed on stock exchanges located in the Asia Pacific region. These companies might be subject to various risks or uncertainties unique to their principal places of operation and the study of such uncertainties are beyond the scope of this letter.

For purpose of reference only, the price to book ratio of approximately 1.13 times and the EV to EBITDA of approximately 9.6 times implied by the consideration are similar to the average ratios of the companies considered in the analysis.

Cash Consideration

Pursuant to the Infrastructure Assets Sale Agreement, the Cash Consideration of HK$8,545 million payable by PPC to NWI on the date of Completion accounted for approximately 84% of the total consideration. The NWI Directors intend to apply the proceeds from the Cash Consideration principally to repay NWI's debt.

The following table summarises the repayment schedule of the total long-term bank loans of NWI Group as at 30 June, 2002 based on appendix I to this circular:

	Principal
	HK$000
Within one year	535,396
Between one and two years	1,527,810
Between two and five years	4,296,856
After five years	175,863
Total	6,535,925

As at 30 June, 2002, NWI had total bank and other borrowings (which include the total long-term bank loans summarised above) of approximately HK$10,436 million, representing a net gearing ratio (i.e. the ratio of book debt less bank balances and cash of approximately HK$1,795 million to shareholders' equity) of approximately 72.23%. The total long-term bank loans, as shown in the table above, of approximately HK$6,536 million represent approximately 55% of the audited consolidated net asset value of NWI of approximately HK$11,963 million as at 30 June, 2002. The net cash outflow from operating activities of NWI was approximately HK$1,115 million and approximately HK$556 million for the two financial years ended 30 June, 2001 and 2002, respectively.

The application of the Cash Consideration to repay the existing liabilities of the NWI Group and the undertaking to pay certain liabilities of the NWI Group by PPC would decrease the net gearing ratio of the NWI Group from approximately 72.23% to below 15.00%, and increase the current ratio of the NWI Group from approximately 0.96 times to approximately 3.1 times.

In view of the above, we concur with the NWI Board's belief that the Reorganisation will significantly reduce NWI's debt and gearing.

Adjustment to the Cash Consideration

We noted that the Cash Consideration of HK$8,545 million may be adjusted to the extent by: (i) the changes in the outstanding amounts of the Shareholder's Loans and the Tangjin Loans; (ii) the outstanding liabilities of NWI under the NWI Notes; and (iii) differences between the Compensation Amount and the Book Value of the Wuhan Bridge.

If any additional Shareholder's Loans or Tangjin Loans are made between 1 October, 2002 and Completion, PPC will acquire such loans for cash at their face value. If any Shareholder's Loans or Tangjin Loans are repaid between 1 October, 2002 and Completion, the Cash Consideration will be reduced on a dollar-for-dollar basis.

PPC undertakes that, if so requested by NWI in certain circumstances, PPC will execute a deed poll to assume the liabilities of NWI under the outstanding NWI Notes with effect from Completion. Accordingly, the Cash Consideration will be reduced by the outstanding liabilities under the NWI Notes.

Having considered the overall arrangements in the Reorganisation, we are of the view that the terms for this proposed adjustment to the Cash Consideration are fair and reasonable to the NWI Shareholders as a whole.

Possible further adjustment to the Cash Consideration in relation to the Wuhan Bridge

The Wuhan Bridge is located in Wuhan city of the PRC held by one of the Bridge Companies and forms part of the Infrastructure Assets. Pursuant to the Infrastructure Assets Sale Agreement, NWI will dispose of an effective interest of approximately 48.86% in the Wuhan Bridge to PPC at the Book Value (approximately HK$751 million) subject to adjustment, if applicable.

According to the NWI Directors, the Wuhan Bridge Construction Company Limited has received a notification from the Wuhan government to cease toll collection of the Wuhan Bridge from 1 October, 2002. In this connection, preliminary discussions between NWI and the Wuhan government for compensation are in progress and, as at the Latest Practicable Date, the parties have not reached any agreement. The NWI Directors expect that there should not be any material adverse impact on the NWI Group arising from the disposal of the Wuhan Bridge. Of the total consideration of approximately HK$10,227 million, approximately HK$751 million is to be paid by PPC for the Wuhan Bridge valued at the Book Value on the assumption that PPC will receive an amount of not less than the Book Value from the disposal of the Wuhan Bridge to the Chinese shareholder or the Wuhan government.

Pursuant to the Infrastructure Assets Sale Agreement, if the Compensation Amount exceeds the Book Value, PPC will pay to NWI an amount equivalent to half of the amount by which the Compensation Amount exceeds the Book Value. If the Compensation Amount is less than the Book Value, NWI will pay to PPC an amount equivalent to the amount by which the Book Value exceeds the Compensation Amount.

Having considered that the portion in the total consideration representing the Book Value is likely to be settled by PPC before the finalisation of the negotiations with the Wuhan government and in view of the uncertainties faced by PPC, we concur with the NWI Directors that it is fair and reasonable for: (i) NWI to share with PPC equally any amount in excess of the Book Value to be received from the Wuhan government; or (ii) NWI to top up the amount to be received by PPC from Wuhan government such that the aggregate amount receivable by PPC equals the Book Value.

NWI Consideration Shares

Approximately 8% of the total consideration or approximately HK$796 million will be settled by the issue of approximately 853 million NWI Consideration Shares at approximately HK$0.9327 each by PPC to NWI. NWI Shareholders will hold shares in both the NWI Group and the PPC Group following Completion and the Distribution.

In assessing the fairness of the issue of NWI Consideration Shares as part of the total consideration, we have made reference to the unaudited pro forma net tangible asset value and earnings per share of the Enlarged PPC Group represented by such NWI Consideration Shares, which was determined, to a certain extent, by the valuation of the Infrastructure Assets acquired by PPC from NWI under the Infrastructure Assets Sale Agreement, the valuation of the Services Assets acquired by PPC from the NWS Shareholders under the Services Assets Sale Agreement and the valuation of PPC before the completion of such acquisitions. Please see the paragraph headed "The Infrastructure Assets Sale Agreement" under the section headed "Opinion and recommendation" in this letter for our recommendation on the Infrastructure Assets Disposal.

The valuation of the Infrastructure Assets has been discussed in the previous section and the valuation of the Services Assets and PPC will be discussed in the next section.

The Services Asset Sale Agreement

NWS is a private company principally engaged in, amongst other things, facilities management (which include property management, security and guarding, cleaning and laundry services), contracting (which includes construction and engineering services), transport services, financial services and environmental services.

Pursuant to the Services Assets Sale Agreement, the NWS Shareholders will sell, and PPC will purchase, the entire issued share capital of NWS for a consideration of approximately HK$10,913 million.

In addition, NWD will undertake to PPC that for the period of 15 years from the date of Completion, NWD will not and will procure that its subsidiaries (other than members of the PPC Group) will not, directly or indirectly, participate in, hold any right or interest in any business in the nature of any of the services comprised in the Services Assets anywhere within Asia or any of the projects comprised in the Infrastructure Assets anywhere in the world.

Each of the NWS Shareholders has given an undertaking to PPC not to dispose of any of the NWS Consideration Shares allotted to it within a period of six months following completion of the Services Assets Acquisition, except with the prior consent of PPC or for disposal of any of the NWS Consideration Shares to NWD or its nominee.

Financial information on NWS

The audited consolidated profit and loss accounts of NWS for the two years ended 30 June, 2001 and 2002 set out in this circular are summarised below:

HK$ million	Facilities	Contracting and engineering	Transport	Financial	Others	Total
30 June, 2002						
Turnover	1,838	8,134	1,650	23	21	11,666
Segment results	340	412	214	14	54	1,034
Share of results of associated companies/ jointly controlled entities	20	110	5	(11)	25	149
Profit attributable to shareholders						849
30 June, 2001						
Turnover	1,727	8,406	1,536	31	13	11,713
Segment results	366	306	164	26	(82)	780
Share of results of associated companies/ jointly controlled entities	9	85	7	20	160	281
Profit attributable to shareholders						819

The audited consolidated net tangible assets of NWS as at 30 June, 2002 were approximately HK$4,525 million. The audited consolidated turnover of NWS has been relatively unchanged for the two years ended 30 June, 2001 and 2002, while the profit attributable to shareholders increased from approximately HK$819 million for the year ended 30 June, 2001 to approximately HK$849 million for the year ended 30 June, 2002.

The performance of the main segments of NWS' operations is discussed below:

(i) Contract and engineering services

The turnover from this segment decreased slightly from approximately HK$8,406 million to approximately HK$8,134 million for the year ended 30 June, 2002 while segment results increased from approximately HK$306 million for the year ended 30 June, 2001 to approximately HK$412 million for the year ended 30 June, 2002.

(ii) Facilities

The turnover from this segment increased from approximately HK$1,727 million to approximately HK$1,838 million for the year ended 30 June, 2002. The improvement in turnover could be attributable to the increase in turnover from the cleaning services and property management of NWS.

(iii) Transport services

The turnover from this segment increased from approximately HK$1,536 million to approximately HK$1,650 million for the year ended 30 June, 2002. The increase in the number of franchise bus routes and passenger volumes had contributed to the improved result of this segment.

Overall profitability of NWS

In respect of profitability, the profit after taxation of NWS increased by approximately 10.6% and approximately 13.8% for each of the two financial years ended 30 June, 2001 and 30 June, 2002.

Other financial information of NWS

The following table summarises the net gearing ratios and related figures of NWS for the last three financial years ended 30 June, 2000, 2001 and 2002:

		As at 30 June,	
HK$ million	**2002**	**2001**	**2000**
Book debt	2,751	1,883	1,313
Cash	2,639	1,847	1,763
Net book debt	112	36	(450)
Net gearing ratio (%)	2.5	0.9	N/A

NWS had a cash balance of approximately HK$2,639 million and book debt of approximately 2,751 million, giving net book debt of approximately HK$112 million and net gearing ratio of approximately 2.5% as at 30 June, 2002.

The financial performance of NWS indicated that NWS had maintained ample liquidity, low gearing ratio and stable growth in the profit attributable to shareholders in each of the two financial years ended 30 June, 2001 and 2002.

Consideration

(i) Basis of consideration

Under the Services Assets Sale Agreement, the NWS Shareholders will sell, and PPC will acquire, the entire issued share capital of NWS for a consideration of approximately HK$10,913 million to be satisfied by the issue of approximately 11,701 million NWS Consideration Shares of approximately HK$0.9327 each to the NWS Shareholders. We noted that the consideration for NWS was determined by arm's length negotiations with reference to the valuation report provided by American Appraisal, an independent valuer. NWS was valued by American Appraisal at approximately HK$11,003 million as at 30 June, 2002 based on, inter alia, earnings and cash flow projection of the Services Assets discounted at appropriate discount rates which after adjustment of cash dividend of approximately HK$89.61 million elected by the NWS Shareholders, arrived at approximately HK$10,913 million. The discount rates used in the valuation, being (a) approximately 10% for contracting, electrical and mechanical engineering, and property management; (b) approximately 9% for facility management, transport, and environmental and consumer-related services; (c) approximately 14% for security; (d) approximately 15% for financial management and investment; and (e) approximately 9.3% for consolidation adjustment of corporate expenses, are set out in the summary valuation report in appendix IV to this circular, and have been adjusted to incorporate specific risks of NWS Group. We have reviewed the valuation report including the valuation method and discount rates adopted by American Appraisal and consider that the valuation of the Services Assets is reasonable.

(ii) Assessment of the consideration

In our analysis of the fairness of the consideration payable by PPC for NWS, in terms of the price to earning and price to book ratios, we noted that few companies, whose securities are listed on the Stock Exchange and whose commercial operations are similar to those of NWS. Accordingly, we have reviewed companies, which derived revenue from any of the operations of property and facilities management, construction and contracting services, transportation services, financial services and environmental services, and whose securities are listed on stock exchanges located in the Asia Pacific region. These companies might be subject to various risks or uncertainties unique to their principal places of operation and the study of such uncertainties are beyond the scope of this letter.

For purpose of reference only, the price to earning and EV to EBITDA ratios implied by the consideration of approximately 13 times and approximately 7 times, respectively, are similar to the average ratios of companies considered in the analysis, while the price to book ratio implied by the consideration of approximately 2.4 times is above the average ratio. We would however note that the price to book ratio is not the most appropriate method for the assessment of the fairness of the valuation of the Services Assets as these assets comprise mainly operations in the service industries.

The acquisition of the Services Assets by PPC will be satisfied by the issue of the NWS Consideration Shares, the value of which will be based, to a certain extent, on the valuation of the Services Assets.

In addition to the independent valuation of the Services Assets, the profitability of the Services Assets as discussed in the previous section are also important factors for the determination of the reasonableness of the consideration, and given the proven profitability and restrained leverage of the Services Assets, we believe the consideration of approximately HK$10,913 million payable by PPC for the acquisition of the Services Assets is fair and reasonable to the NWI Shareholders as a whole.

Valuation of PPC

(i) ***Information on PPC***

The PPC Group is principally engaged in investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC. The ordinary share capital of PPC is owned indirectly as to approximately 75% by NWI.

(ii) ***Financial Information on PPC***

The audited consolidated profit and loss accounts of PPC for the two years ended 30 June, 2001 and 2002 set out in this circular are summarised below:

HK$ million

	Cargo handling and storage	Container handling and storage	Road freight service	Warehousing	Total
30 June, 2002					
Turnover	28	90	7	-	125
Segment results	(5,449)	15,960	(4,186)	-	6,325
Share of results of associated companies/ jointly controlled entities	-	214	-	212	426
Profit attributable to shareholders					144
30 June, 2001					
Turnover	58	71	7	-	136
Segment results	(15,150)	11,067	(2,382)	-	(6,465)
Share of results of associated companies/ jointly controlled entities	-	194	-	201	395
Profit attributable to shareholders					276

The financial performance of PPC was affected by the cessation of the consolidation of the financial results of Nanjing cargo handling and storage operation and turnover decreased from approximately HK$136 million for the year ended 30 June, 2001 to approximately HK$125 million for the year ended 30 June, 2002, representing a drop of approximately 8% for the year ended 30 June, 2002. Coupled with the loss on disposal of interests in subsidiaries and partial disposal of jointly controlled entities and the impairment losses of fixed assets, profit attributable to shareholders of PPC decreased from approximately HK$276 million to approximately HK$144 million for the year ended 30 June, 2002.

(iii) Assessment of the valuation

In assessing the fairness of the valuation of PPC, we have made reference to the valuation report provided by Chesterton, an independent valuer, based on, inter alia, the audited net profit of PPC after excluding non-operating and non-recurring items for the year ended 30 June, 2002. A summary of Chesterton's valuation report is attached in appendix V to this circular.

In terms of price to earning and price to book ratios, we noted that few companies, whose securities are listed on the Stock Exchange and whose commercial operations are similar to those of PPC. Accordingly, we have reviewed companies, which derived revenue from any of the operations of cargo handling and storage, container handling and storage, road freight services and warehousing, and whose securities are listed on stock exchanges located in the Asia Pacific region. These companies might be subject to various risks or uncertainties unique to their principal place of operation and the study of such uncertainties are beyond the scope of this letter.

For purpose of reference only, the price to book value, EV to EBITDA, and EV to Adjusted EBITDA ratios implied by the valuation of approximately 1.4 times, 17.8 times and 10.1 times respectively, save for EV to EBITDA, are similar to the average ratios of the companies considered in the analysis. Given the magnitude of the non-operating and non-recurring items which included the impairment losses of fixed assets of approximately HK$120 million and the loss on disposal of subsidiaries and partial disposal of jointly controlled entities of approximately HK$90 million of the PPC Group for the financial year ended 30 June, 2002, it is more appropriate to use the EV to Adjusted EBITDA in the analysis. We also note that the price to earning ratio implied by the valuation on the basis of the net profit excluding non-operating and non-recurring items of PPC is approximately 14 times and is similar to the average ratio. The net profit excluding non-operating and non-recurrent items was approximately HK$276 million and approximately HK$353 million for the two financial years ended 30 June, 2001 and 2002, respectively.

PPC will issue a total of approximately 15,748 million shares, of which approximately 853 million shares will be issued to NWI as part of the consideration for the acquisition of all the Infrastructure Assets under the Infrastructure Assets Sale Agreement, approximately 3,194 million shares will be issued to NWI pursuant to the conversion in full of the Preference Shares, and approximately 11,701 million shares will be issued to the NWS Shareholders for the acquisition of the Services Assets under the Services Assets Sale Agreement. The number of shares issued and fully paid in the share capital of PPC will increase from approximately 2,060 million shares to approximately 17,808 million shares following Completion.

As set out in the appendix headed "Pro forma financial information on the Enlarged PPC Group" to the circular issued by PPC of even date, the pro forma unaudited adjusted consolidated net tangible assets and profit attributable to shareholders of the Enlarged PPC Group immediately following Completion were approximately HK$8,889 million and approximately HK$854 million, respectively, for the year ended 30 June, 2002. The Issue Price of each PPC Share of approximately HK$0.9327 represents approximately 1.87 times, 19 times and 7.8 times the pro forma unaudited adjusted consolidated net tangible asset value, profit attributable to shareholders and Cash Earnings per PPC Share of the Enlarged PPC Group, respectively.

Upon Completion, PPC will be enlarged and improved substantially in terms of the scope of commercial operations and financial condition. Some of the salient changes in the financial position of the Enlarged PPC Group on a pro forma basis (as if Completion took place on 30 June, 2002) are listed below:

- turnover would be approximately HK$12,409 million representing approximately 99.2 times the turnover of PPC Group of approximately HK$125 million;
- attributable profit would be approximately HK$854 million representing approximately 5.9 times the attributable profit of PPC Group of approximately HK$144 million;
- attributable profit per PPC Share would be approximately HK$0.048 representing approximately 1.8 times the attributable profit per PPC Share of approximately HK$0.027 of the PPC Group (based on approximately 2,060 million PPC Shares in issue and approximately 3,194 million Preference Shares in issue);
- Cash Earnings per PPC Share would be approximately HK$0.12 representing approximately 1.7 times the Cash Earnings per PPC Share of approximately HK$0.072 of the PPC Group;
- cash balance would be approximately HK$2,251 million representing approximately 6.4 times the cash balance of PPC Group of approximately HK$349 million;
- total assets would be approximately HK$37,196 million representing approximately 9.7 times the total assets of PPC Group of approximately HK$3,817 million;
- net assets would be approximately HK$15,403 million representing approximately 4.1 times the net assets of PPC Group of approximately HK$3,717 million ; and
- net debt to total capitalisation would be approximately 34.1%.

On this basis, we consider: (i) the issue of approximately 853 million shares at approximately HK$0.9327 each by PPC to NWI or its nominees as part of the consideration of approximately HK$10,227 million relating to the disposal of the Infrastructure Assets under the Infrastructure Assets Sale Agreement; and (ii) the issue of approximately 11,701 million shares at approximately HK$0.9327 each by PPC to the NWS Shareholders for the consideration of approximately HK$10,913 million relating to the acquisition of the Services Assets under the Services Assets Sale Agreement to be fair and reasonable to the NWI Shareholders as a whole.

The Distribution

Under the Reorganisation, NWI will convert all the Preference Shares into fully-paid PPC Shares immediately prior to Completion in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares.

Immediately following Completion and the conversion in full of the Preference Shares, NWI will hold an aggregate of approximately 5,592 million PPC Shares or approximately 31.40% of the issued share capital of PPC, which PPC Shares consist of approximately 1,545 million PPC Shares held by NWI, approximately 853 million NWI Consideration Shares, and approximately 3,194 million PPC Shares issued upon conversion in full of the Preference Shares. NWI will, subject to the approval of the NWI Shareholders, distribute approximately 5,592 million PPC Distribution Shares to the NWI Shareholders in the ratio of approximately 5.87 PPC Shares to one NWI Share held on the Record Date. After the distribution of the PPC Distribution Shares held by NWI to its shareholders, the minority shareholders of NWI will hold approximately 13.40% of the enlarged issued ordinary share capital of PPC.

A NWI Shareholder who holds one NWI Share with a net tangible asset value of approximately HK$12.47 per share and loss per share of approximately HK$0.23 as at 30 June, 2002 will, upon Completion, receive approximately 5.87 PPC Distribution Shares, which will have an aggregate net tangible asset value of approximately HK$2.94, aggregate attributable profit of approximately HK$0.28 and aggregate Cash Earnings of approximately HK$0.7, respectively; and continue to hold the NWI Share with a net tangible asset value of approximately HK$9.08 per share. The attributable operating loss of the TMT Assets per share for the year ended 30 June, 2002 was approximately HK$0.11 (being the attributable operating loss of the TMT Assets of approximately HK$102.4 million for the financial year ended 30 June, 2002 divided by the outstanding number of NWI Shares as at the Latest Practicable Date). We would however point out that the attributable operating loss per share was before charging head office items such as gain/loss on disposal of investments, impairment loss, provisions and other overheads and should not be interpreted as the loss per share calculated in accordance with the generally accepted accounting principles in Hong Kong. As such, the shareholdings in the NWI Group and the Enlarged PPC Group held by the NWI Shareholders will not be subject to material change in terms of net asset value and profitability.

NWI after Completion

Upon Completion, NWI will focus mainly on the TMT Assets.

The TMT Assets comprise investments in data communication facilities and technologies, multimedia technologies and services, energy technologies, and biotechnologies.

As stated in the published annual report of the NWI Group for the year ended 30 June, 2002, NWI Group recorded attributable operating loss in the TMT Assets of approximately HK$1.7 million, HK$33.3 million and HK$102.4 million for the three financial years ended 30 June, 2000, 2001 and 2002, respectively, as most of the TMT Assets were still in development stages. However, the telecommunications and media operations of the TMT Assets are maturing and will be in a position to launch products in 2003.

As stated in the paragraph headed "Working Capital" in appendix II to this circular, NWI Directors are of the opinion that, based on the expected cash flows, the NWI Group will, following completion of the Reorganisation, have sufficient working capital to meet its present requirements in the absence of unforeseen circumstances.

Given that the TMT Assets are still in development stages, NWI Shareholders should note that the growth prospect and profitability of the TMT Assets are not proven. However, we understand that the NWI Directors are of the view that they are confident about the prospects of the TMT Assets, and based on our work performed in this appointment as summarised in the section headed "Introduction" of this letter, we have not identified any information which is inconsistent with this confident view of the NWI Directors.

OPINION AND RECOMMENDATION

The Infrastructure Assets Sale Agreement

We consider the disposal of the Infrastructure Assets under the Infrastructure Assets Sale Agreement for a consideration of approximately HK$10,227 million to be fair and reasonable to the NWI Shareholders as a whole in view of the following:

- the basis of determination of the consideration for the disposal of the Infrastructure Assets;
- the consideration which represents approximately 1.13 times the audited pro forma net tangible assets of the Infrastructure Assets together with the Shareholder's Loans and the Tangjin Loans as at 30 June, 2002 and approximately 9.6 times the EBITDA of the Infrastructure Assets;
- the terms of the disposal, of which the Cash Consideration accounted for over 80% of the consideration;
- the lower debt burden of the NWI Group after Completion; and
- the opportunity for NWI Shareholders to hold shares in PPC, which will engage in a diverse scope of business encompassing management of toll roads, bridges, water treatment plants and equipment manufacturing, power plants, cargo handling, facilities, contracting and engineering services, transport services, financial and environmental services.

The Services Assets Sale Agreement

We consider the Services Assets Acquisition under the Services Assets Sale Agreement for a consideration of approximately HK$10,913 million, to be satisfied by the issue of approximately 11,701 million NWS Consideration Shares at the issue price of approximately HK$0.9327 each to the NWS Shareholders, to be fair and reasonable to the NWI Shareholders in view of the following:

- the basis of determination of the consideration for the acquisition of the Services Assets;
- the consideration payable by PPC by the issue of the NWS Consideration Shares;
- the profitability of the Services Assets; and
- the cash earning ability of the Enlarged PPC Group.

Recommendation

Having considered the above principal factors and reasons, we are of the view that the disposal of the Infrastructure Assets under the Infrastructure Assets Sale Agreement and the Services Assets Acquisition under the Services Assets Sale Agreement and the terms thereof, are fair and reasonable so far as the Independent NWI Shareholders are concerned. Accordingly, we advise the NWI Independent Board Committee to recommend the NWI Independent Shareholders vote in favour of the resolutions as detailed in the Notice of Extraordinary General Meeting set out in this circular.

Yours faithfully,
For and on behalf of
Anglo Chinese Corporate Finance, Limited

Leung, Chi-Ching Frederick	**Li, Tak-Kwong Charles**
Director	*Director*

New World Infrastructure Limited
新世界基建有限公司

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of the Company will be held at Room 405, Level 4, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on 12 December, 2002 at 11:30 a.m. for the purpose of considering, and if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(1) "THAT the conditional agreement dated 21 October, 2002 between the Company as the vendor and Pacific Ports Company Limited ("**PPC**") as the purchaser (the "**Infrastructure Assets Sale Agreement**"), a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification, under which the Company has conditionally agreed to sell (or procure Lotsgain Limited to sell) the Sale Shares and the Loans (as respectively defined in the Infrastructure Assets Sale Agreement) to PPC for an aggregate consideration of HK$10,227 million (to be satisfied by cash, ordinary shares of HK$0.10 each in PPC and an undertaking by PPC to pay certain liabilities of the Company), and the transactions contemplated therein (including, but not limited to, the termination and release of New World Development Company Limited and Chow Tai Fook Enterprises Limited from the non-compete agreement entered into by them on 17 September, 1995 (as amended by a supplemental non-compete agreement dated 22 December, 1997)), be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised to do such acts and things and execute such other documents which in their opinion may be necessary, desirable or expedient to carry out or give effect to the Infrastructure Assets Sale Agreement and the transactions contemplated therein and otherwise to procure the completion thereof";

(2) "THAT the conditional agreement dated 21 October, 2002 between PPC (a 75%-owned subsidiary of the Company) as purchaser and the shareholders of New World Services Limited ("**NWS**") as vendors (the "**Services Assets Sale Agreement**"), a copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification, under which PPC has conditionally agreed to purchase the Sale Shares (as defined in the Services Assets Sale Agreement) from the shareholders of NWS for a consideration of approximately HK$10,913 million (to be satisfied by the allotment of 11,700,980,469 ordinary shares of HK$0.10 each in PPC), and the transactions contemplated therein, be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised to do such acts and things and execute such other documents which in their opinion may be necessary, desirable or expedient to carry out or give effect to the Services Assets Sale Agreement and the transactions contemplated therein and otherwise to procure the completion thereof"; and

(3) "THAT the distribution of the shares held by the Company in PPC in the manner set out in the circular to the shareholders of the Company dated 18 November, 2002 (the "Distribution"), be and is hereby approved, subject to completion of both the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement having taken place, and that the directors of the Company be and are hereby authorised to do such acts and things and execute such other documents which in their opinion may be necessary, desirable or expedient to carry out or give effect to the Distribution".

By Order of the Board
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 18 November, 2002

Notes :

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies (who must be individuals) to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the head office of the Company at 9/F., New World Tower 2, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

I. FINANCIAL STATEMENTS OF THE NWI GROUP

Set out below is an extract from the audited financial statements of the NWI Group for the year ended 30 June, 2002 (the date to which the latest audited financial statements were made up), together with the comparative figures for the years ended 30 June, 2001 and 2000 together with relevant notes to the annual accounts of the NWI Group. The financial statements of the NWI Group for the three years ended 30 June, 2000, 2001 and 2002 were audited by PricewaterhouseCoopers, Certified Public Accountants.

Consolidated Profit and Loss Account
For the year ended 30 June 2002

	Note	2002	2001 Restated	2000
		HK$'000	*HK$'000*	*HK$'000*
Turnover	2	801,897	1,103,132	987,828
Other operating income	4	159,075	246,624	757,480
Operating costs	5	(1,014,903)	(1,399,376)	(679,887)
Operating (loss)/profit before financing		(53,931)	(49,620)	1,065,421
Finance costs	6	(849,277)	(786,903)	(589,830)
Share of results of associated companies		174,128	319,027	405,855
Share of results of jointly controlled entities		728,655	644,109	632,819
(Loss)/profit before taxation		(425)	126,613	1,514,265
Taxation	8	(142,002)	(162,016)	(183,548)
(Loss)/profit after taxation		(142,427)	(35,403)	1,330,717
Minority interests		(5,937)	(58,676)	(62,860)
(Loss)/profit for the year	9	(148,364)	(94,079)	1,267,857
Dividend		–	–	214,381
(Loss)/earnings per share	11			
Basic		(HK$0.23)	(HK$0.18)	HK$1.39
Diluted		N/A	N/A	HK$1.26

Balance Sheets
As at 30 June 2002

		Group		Company	
		2002	2001	2002	2001
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS					
Current assets					
Inventories	*12*	1,179,124	500,247	1,179,124	500,247
Debtors, deposits and prepayments	*13*	1,250,305	1,260,818	1,086,944	965,595
Amount due from a minority shareholder		205,389	185,727	–	–
Pledged deposits	*14*	838,666	–	518,200	–
Bank balances and cash		956,408	4,946,891	224,201	3,064,853
Total current assets		4,429,892	6,893,683	3,008,469	4,530,695
Non-current assets					
Deferred expenditure	*15*	50,997	81,425	50,997	81,425
Subsidiaries	*16*	–	–	14,900,435	15,902,009
Associated companies	*17*	2,763,858	1,995,600	233,011	70,201
Jointly controlled entities	*18*	10,837,603	9,059,195	–	1,672
Loans receivable		381,114	381,114	381,114	381,114
Other investments	*19*	880,333	1,874,354	4,065	7,344
Deposit for proposed investment in Network	*20*	786,916	–	786,916	–
Fixed assets	*21*	7,493,158	8,573,996	10,488	12,856
		23,193,979	21,965,684	16,367,026	16,456,621
Total assets		27,623,871	28,859,367	19,375,495	20,987,316

	Note	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
LIABILITIES AND EQUITY					
Liabilities					
Current liabilities					
Creditors and accruals	*22*	1,257,892	1,281,591	69,217	130,445
Amounts due to minority shareholders		126,886	233,260	–	–
Short-term bank loans					
Secured		598,131	–	–	–
Unsecured		–	82,680	–	82,680
Current portion of bank and other borrowings	*23*	2,236,935	5,907,768	2,138,339	5,859,243
Provision for premium on redemption of convertible bonds	*23(b)*	373,588	–	373,588	–
Taxation		5,108	5,704	–	–
Total current liabilities		4,598,540	7,511,003	2,581,144	6,072,368
Long-term liabilities					
Bank and other borrowings	*23*	8,890,408	6,928,171	6,677,200	4,716,739
Provision for premium on redemption of convertible bonds	*23(b)*	–	161,041	–	161,041
Deferred interest income		234,916	168,968	–	–
Deferred taxation	*8*	9,318	–	–	–
Total liabilities		13,733,182	14,769,183	9,258,344	10,950,148
Equity					
Capital and reserves					
Share capital	*24*	952,180	855,325	952,180	855,325
Reserves	*25*	11,010,464	10,148,773	9,164,971	8,019,658
		11,962,644	11,004,098	10,117,151	8,874,983
Mandatorily convertible bonds	*26*	–	1,162,185	–	1,162,185
		11,962,644	12,166,283	10,117,151	10,037,168
Minority interests		1,928,045	1,923,901	–	–
Total equity and liabilities		27,623,871	28,859,367	19,375,495	20,987,316

Consolidated Cash Flow Statement
For the year ended 30 June 2002

	Note	2002 HK$'000	2001 HK$'000
Net cash outflow from operating activities	29(a)	(555,563)	(1,115,384)
Returns on investments and servicing of finance			
Interest received		303,713	445,720
Interest paid		(662,857)	(708,315)
Dividends received from			
Associated companies		155,498	170,605
Jointly controlled entities		664,466	660,415
Non-trading securities		–	11,766
Dividend paid		–	(214,381)
Dividend paid to minority shareholders in subsidiaries		(10,300)	–
Income from a fixed return co-operative joint venture		–	17,725
Net cash inflow from returns on investments and servicing of finance		450,520	383,535
Taxation			
PRC income tax paid		(21,696)	(12,372)
Investing activities			
Increase in investments in associated companies		(744,152)	(744,262)
Increase in amounts due from associated companies		(82,155)	(104,724)
Additions to fixed assets		(29,995)	(58,185)
Decrease in amounts due from jointly controlled entities		384,709	671,274
Increase in investments in jointly controlled entities		(23,205)	(8,915)
Increase in investments in non-trading investments		(9,420)	(155,198)
Investments in pledged deposits and short-term deposits maturing after three months		(977,451)	(131,339)
Uplift of short-term deposits maturing after three months		131,339	235,007
Increase in payments on account of proposed joint ventures and deposit for proposed investment in Network		(1,659,805)	(662,276)
Proceeds from sales of fixed assets		1,434	1,981
Deconsolidation of subsidiaries	29(e)	(81,186)	–
Acquisition of subsidiaries	29(g)	–	(19,454)
Disposal of			
Associated companies		–	1,523,408
Non-trading investments		22,405	324,031
Jointly controlled entities		264,959	238,786
A subsidiary	29(i)	(12,516)	7,536
Net cash (outflow)/inflow from investing activities		(2,815,039)	1,117,670
Net cash (outflow)/inflow before financing		(2,941,778)	373,449

	Note	2002 HK$'000	2001 HK$'000
Financing activities			
Drawdown of bank and other borrowings		4,376,244	2,965,023
Drawdown of short-term bank loans		765,341	82,680
Capital contributions from minority shareholders		–	4,280
Repayment of bank and other borrowings		(4,976,175)	(238,224)
Repayment of short-term bank loans		(249,890)	(78,000)
Repurchase of convertible bonds		(39,567)	(72,445)
Redemption of convertible bonds		(931,476)	–
Additions to deferred expenditure		(628)	(33,230)
Repurchase of own shares		–	(51,757)
Net cash (outflow)/inflow from financing	*29(b)*	(1,056,151)	2,578,327
(Decrease)/increase in cash and cash equivalents		(3,997,929)	2,951,776
Cash and cash equivalents at beginning of year		4,815,552	1,863,776
Cash and cash equivalents at end of year		817,623	4,815,552
Analysis of cash and cash equivalents			
Bank balances and cash		817,623	4,815,552

Consolidated Statement of Recognised Gains and Losses
For the year ended 30 June 2002

	Note	2002 HK$'000	2001 Restated HK$'000
Net surplus/(deficit) on revaluation of non-trading investments	25	28,002	(1,639,478)
Interest on mandatorily convertible bonds	25	(49,149)	(58,979)
Net losses not recognised in the consolidated profit and loss account		(21,147)	(1,698,457)
Loss for the year		(148,364)	(94,079)
Total recognised losses		(169,511)	(1,792,536)
Goodwill eliminated directly against reserves	25	–	(447)
Release of reserves upon disposal of associated companies, jointly controlled entities and a subsidiary	25		
Company and subsidiaries		(34,245)	395,792
A jointly controlled entity		–	976
		(203,756)	(1,396,215)
Cumulative effect of change in accounting policy to retained profit brought forward as at 1 July 2001			(109,145)

Notes to the Accounts

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The accounts are prepared under the historical cost convention as modified by the revaluation of non-trading securities.

In the current year, the Group has changed certain of its accounting policies following the adoption of new and revised Hong Kong Statements of Standard Accounting Practice ("SSAPs") which became effective during the current accounting period:

SSAP 9 (revised)	Events after the balance sheet date
SSAP 26	Segment reporting
SSAP 28	Provision, contingent liabilities and contingent assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets

The effect of adopting these new and revised standards is set out in the accounting policies below.

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiaries made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of its associated companies and jointly controlled entities. The results of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or up to the effective dates of disposal respectively.

All material intra-group transactions and balances have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) Goodwill

Goodwill represents the excess of the purchase consideration over the fair values ascribed to net assets of subsidiaries, associated companies or jointly controlled entities acquired.

Goodwill on acquisitions of subsidiaries occurring on or after 1 July 2001 is classified separately in the balance sheet. Goodwill on acquisitions of associated companies or jointly controlled entities occurring on or after 1 July 2001 is included in investments in associated companies or jointly controlled entities. Goodwill is amortised using the straight-line method over its estimated useful lives of not more than twenty years. Goodwill on acquisition that occurred prior to 1 July 2001 was previously taken to reserves. The Group has adopted the transitional provisions in SSAP 30 and goodwill occurred prior to 1 July 2001 has not been retroactively capitalised and amortised. Any subsequent impairment of such goodwill is recognised in the consolidated profit and loss account in accordance with SSAP 31. This change in accounting policy for recognition of goodwill impairment has been applied retrospectively and impairment losses of HK$109,145,000 were accordingly recognised in the consolidated profit and loss account for the year ended 30 June 2001 as detailed in notes 5 and 25 by means of a prior year adjustment.

(d) Subsidiaries

Subsidiaries are companies, including equity or co-operative joint ventures in the People's Republic of China (the "PRC"), in which the Group has the power to exercise control governing the financial and operating policies of the companies.

(e) Associated companies

An associated company is a company other than a subsidiary or a jointly controlled entity, in which the Group's interest is held for the long term and is substantial, and significant influence is exercised through representations on the board of directors. The Group's investments in associated companies include the Group's share of net assets and goodwill (net of accumulated amortisation) on acquisition. The Company's investments in associated companies are carried at cost less provision for impairment losses. Results of associated companies are accounted for by the Company only to the extent of dividends received and receivable.

(f) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and they have established a contractual arrangement among them to define their joint control over the economic activity of the entity.

The Company's interests in jointly controlled entities are classified as long-term investments and are stated at cost less provision for impairment losses.

The Group's interests in jointly controlled entities are stated at cost plus the Group's share of their post-acquisition results and reserves, and goodwill (net of accumulated amortisation) on acquisition less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) Equity joint ventures

Equity joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

(ii) Co-operative joint ventures

Co-operative joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

(iii) Companies limited by shares

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

(g) Joint ventures in the PRC

(i) Equity joint ventures

The Group's investments in these joint ventures are accounted for as subsidiaries (where the Group has the power to exercise control governing the financial and operating policies) or as jointly controlled entities (where the Group and the other venturers of the equity joint ventures established joint control over the economic activity thereof).

Where the Group has no unilateral or joint control over the management of the equity joint ventures, the joint ventures are accounted for as other investments.

(ii) Co-operative joint ventures

The Group's investments in these joint ventures are accounted for as subsidiaries (where the Group has the power to exercise control governing the financial and operating policies) or as jointly controlled entities (where the Group and the other venturers of the co-operative joint ventures established joint control over the economic activity thereof).

(iii) Fixed return joint ventures

Where investment income derived from investments in and loans to joint ventures is predetermined in accordance with the provisions of the joint venture contracts for a substantial portion of the joint venture period, these joint ventures are referred to as fixed return joint ventures. Fixed return joint ventures are carried at cost less capital repayments received.

(h) Other investments

Other investments are long-term investments other than subsidiaries, associated companies and jointly controlled entities and include fixed return joint ventures and non-trading securities.

(i) Fixed return joint ventures

These joint ventures are accounted for as set out in note g(iii) above.

(ii) Non-trading securities

Non-trading securities are investments in which the Group's interest are held for non-trading purposes. They are stated at their fair values in the balance sheet. Changes in fair value of individual securities are accounted for as movements in the investment revaluation reserve until the security is sold or is determined to be impaired. Upon disposal, the cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account. Transfers from the investment revaluation reserve to the profit and loss account as a result of impairment are written back to the profit and loss account when the circumstances and events that led to the impairment cease to exist.

(i) Capitalisation of fixed assets

All direct and indirect costs relating to the construction of fixed assets including borrowing costs and foreign exchange differences on the related borrowed funds during the construction period, are capitalised as the costs of the fixed assets.

(j) Repair and maintenance expenses

Toll roads and bridges repair and maintenance expenses are charged to the profit and loss account as incurred.

(k) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation of toll roads and toll bridges is provided for on a sinking fund method or a straight-line method. For the sinking fund method, annual depreciation amounts compounded at rates ranging from 2% to 13% per annum will equal the costs of the relevant toll roads and toll bridges, at the expiry of the relevant joint venture periods. Certain toll roads and toll bridges are depreciated at rates sufficient to write off their costs less accumulated impairment losses on a straight-line basis over their remaining toll collection periods ranging from 21 to 29 years.

Depreciation of other fixed assets is calculated to write off their costs less accumulated impairment losses over their estimated useful lives, using the straight-line method. The principal annual rates are as follows:

Land under medium-term leases	Over the lease terms
Buildings	2% to 3%
Port facilities and terminal equipment	2.25% to 15%
Other fixed assets	7% to 33.3%

No depreciation is provided in respect of construction in progress.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in-first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale.

(m) Deferred expenditure

Expenses in relation to the issue of convertible bonds and obtaining bank loan and notes are deferred and amortised on the straight-line basis over the unexpired term of the bonds and the available period of the facility respectively. Where the bonds are converted, redeemed or repurchased before the maturity date, the relevant portion of the issue costs is charged to the profit and loss account in the year in which the conversion, redemption or repurchase occurs.

(n) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases and rentals payable, net of incentives received from the lessors, are accounted for on the straight-line basis over the periods of the leases.

(q) Retirement benefit costs

The Group operates a defined contribution retirement scheme (the "ORSO Scheme") which is available to all the Company's employees in Hong Kong whose employment commenced before 1 October 2000. The assets of the ORSO Scheme are held separately in an independently administered fund. The Group's contributions to the ORSO Scheme are based on rates ranging from 5% to 15% of employees' salaries depending on length of service and are expensed as incurred. The Group's contributions in respect of employees who leave the ORSO Scheme during the year are not forfeited to reduce the employer's contributions for the year.

A mandatory provident fund scheme (the "MPF Scheme") was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. Commencing on 1 December 2000, newly-joined and eligible employees are compulsorily required to join the MPF Scheme. The Group's contributions to the MPF Scheme are ranging from 5% to 10% of employees' salaries depending on length of service and are expensed as incurred.

The Group also contributes to employee pension schemes established by municipal government in respect of certain joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to these schemes are charged to the profit and loss account as incurred.

(r) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account, other than those dealt with in note 1(i) above.

The accounts of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising therefrom are dealt with as a movement in reserves.

(s) Borrowing costs

Borrowing costs that are directly attributable to the financing of the Group's investments in joint ventures investing in infrastructural projects are capitalised as the cost of investments in these joint ventures up to the respective commissioning dates of the joint ventures' infrastructural assets.

All other borrowing costs are expensed in the profit and loss account in the year in which they are incurred, other than those dealt with in note 1(i) above.

(t) Dividend

In accordance with revised SSAP 9, the Group no longer recognised dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in note 25, this change has resulted in an increase in retained profit at 1 July 2000 by HK$214,381,000 which is the reversal of provision for 2000 proposed final dividend previously recorded as a liability as at 30 June 2000 although not declared until after the balance sheet date.

(u) Revenue recognition

Toll revenues, income from cargo and container handling and storage are recognised when services are rendered.

Interest income is recognised on a time proportion basis that takes into account the principal outstanding and the effective interest rates applicable.

Interest received and receivable in respect of loan financing provided to equity and co-operative joint ventures (where they are not accounted for as subsidiaries) during their pre-operational period is deferred and amortised over the repayment periods of these loans.

Income from investments in and loans to fixed return joint ventures is recognised on an accrual basis so as to produce a constant return on the investment and loan balance (net of capital repayments) on a combined basis, throughout the period of the Group's investments in these joint ventures.

Dividend income is recognised when the shareholder's right to receive payment is established.

2 Turnover

Turnover represents income from the operation of toll roads and bridges, income from cargo and container handling and storage, interest income and investment income from joint ventures, net of business and withholding taxes, where applicable, analysed as follows:

	2002 *HK$'000*	2001 *HK$'000*
Toll income	594,180	557,186
Cargo and container handling and storage income	129,283	140,560
	723,463	697,746
Business tax	(47,325)	(33,306)
	676,138	664,440
Interest income from		
Joint ventures	88,192	112,639
Third parties	53,403	221,883
	141,595	334,522
Withholding tax	(15,836)	(19,491)
	125,759	315,031
Income from a fixed return co-operative joint venture	–	123,661
	801,897	1,103,132

3 Segment information

The Group is organised into five main business segments including energy and water treatment, toll roads, toll bridges, cargo handling and telecommunications, media and technology ("TMT").

In respect of geographical segment reporting, segment revenues, segment assets and capital expenditure are where the investments/operating assets are located.

There are no sales or other transactions between the business and geographical segments. Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

Primary reporting format – business segments

	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Cargo handling HK$'000	TMT HK$'000	Group HK$'000
	Year ended 30 June 2002					
Segment revenues	53,962	423,734	151,791	130,175	–	759,662
Other interest income						42,235
Turnover						801,897
Segment results	37,856	199,747	29,782	(6,698)	(195,026)	65,661
Other interest income						42,235
Unallocated costs						(161,827)
Operating loss before financing						(53,931)
Finance costs						(849,277)
Share of results of						
Associated companies	(8,006)	–	–	257,569	(75,435)	174,128
Jointly controlled entities	384,871	175,054	3,848	176,591	(11,709)	728,655
Loss before taxation						(425)
Taxation						(142,002)
Loss after taxation						(142,427)
Minority interests						(5,937)
Loss for the year						(148,364)

	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Cargo handling HK$'000	TMT HK$'000	Group HK$'000
	As at 30 June 2002					
Segment assets	16,364	5,750,724	2,081,283	285,782	3,845,653	11,979,806
Associated companies	393,801	–	–	730,675	1,639,382	2,763,858
Jointly controlled entities	2,557,145	4,134,686	79,336	2,357,125	1,709,311	10,837,603
Unallocated assets						2,042,604
Total assets						27,623,871
Segment liabilities	(366)	(854,315)	(52,085)	(4,408)	(46,529)	(957,703)
Unallocated liabilities						(12,775,479)
Total liabilities						(13,733,182)
Capital expenditure	–	49,121	268	24,017	379	
Depreciation	–	140,531	72,176	38,807	284	
Amortisation charges	–	17,857	–	–	–	
Impairment losses	–	–	–	125,274	148,250	
Provision	–	–	–	–	30,662	

	Year ended 30 June 2001 (Restated)						
	Energy and water treatment	Toll roads	Toll bridges	Cargo handling	TMT	Others	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenues	144,233	424,774	182,131	141,138	1,223	–	893,499
Other interest income							209,633
Turnover							1,103,132
Segment results	(162,871)	189,895	178,566	(49,646)	(302,149)	14,252	(131,953)
Other interest income							209,633
Unallocated costs							(127,300)
Operating loss before financing							(49,620)
Finance costs							(786,903)
Share of results of							
Associated companies	91,151	14,769	–	232,122	(19,015)	–	319,027
Jointly controlled entities	356,352	151,382	(17,416)	164,775	(10,984)	–	644,109
Profit before taxation							126,613
Taxation							(162,016)
Loss after taxation							(35,403)
Minority interests							(58,676)
Loss for the year							(94,079)

	As at 30 June 2001 (Restated)						
	Energy and water treatment	Toll roads	Toll bridges	Cargo handling	TMT	Others	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	900,971	5,883,480	2,095,372	1,332,135	2,192,139	–	12,404,097
Associated companies	356,490	–	–	576,536	1,062,574	–	1,995,600
Jointly controlled entities	1,921,690	4,350,148	90,552	1,863,191	833,614	–	9,059,195
Unallocated assets							5,400,475
Total assets							28,859,367
Segment liabilities	(5,071)	(795,153)	(27,527)	(176,704)	(45,327)	–	(1,049,782)
Unallocated liabilities							(13,719,401)
Total liabilities							(14,769,183)
Capital expenditure	–	63,514	1,731	112,170	454	–	
Depreciation	–	102,921	68,895	42,944	119	–	
Amortisation charges	–	1,534	–	–	–	–	
Impairment losses/ (written-back of impairment loss)	–	982	–	–	352,956	(12,480)	

Secondary reporting format – geographical segments

	Year ended 30 June 2002			
	Segment revenues	**Segment results**	**Segment assets**	**Capital expenditure**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
China mainland	751,625	123,721	9,048,045	73,405
Hong Kong	8,037	88,525	1,025,146	347
Overseas	–	(146,585)	1,906,615	33
	759,662	65,661	11,979,806	73,785
Other interest income	42,235	42,235		
Turnover	801,897			
Unallocated costs		(161,827)		
Operating loss before financing		(53,931)		
Associated companies			2,763,858	
Jointly controlled entities			10,837,603	
Unallocated assets			2,042,604	
Total assets			27,623,871	

	Year ended 30 June 2001 (Restated)			
	Segment revenues	**Segment results**	**Segment assets**	**Capital expenditure**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
China mainland	884,299	196,972	10,211,958	177,415
Hong Kong	7,977	(172,375)	446,067	–
Overseas	1,223	(156,550)	1,746,072	454
	893,499	(131,953)	12,404,097	177,869
Other interest income	209,633	209,633		
Turnover	1,103,132			
Unallocated costs		(127,300)		
Operating loss before financing		(49,620)		
Associated companies			1,995,600	
Jointly controlled entities			9,059,195	
Unallocated assets			5,400,475	
Total assets			28,859,367	

4 **Other operating income**

	2002	2001
	HK$'000	*HK$'000*
Profit on repurchase of convertible bonds	–	1,772
Net gain on foreign currency forward contracts	14,974	–
Net gain on disposal of non-trading investments *(note 25)*	–	110,422
Gain on disposal of jointly controlled entities	113,676	99,419
Gain on disposal of a subsidiary	21,735	–
Written-back of impairment loss on other investments	–	12,480
Dividend from listed non-trading securities	–	11,766
Others	8,690	10,765
	159,075	246,624

5 **Operating costs**

	2002	2001
		Restated
	HK$'000	*HK$'000*
Impairment losses on other investments *(note 25)*	154,024	244,793
Impairment losses on fixed assets *(note 21)*	119,500	–
Impairment losses on goodwill *(note 25)*	–	109,145
Provision for doubtful debt	25,000	–
Provision for payments on account of proposed joint ventures	33,002	–
Loss on disposal of associated companies	–	426,125
Loss on disposal of a subsidiary	–	6,963
Depreciation	256,830	219,838
Management fees paid in connection with toll collection, maintenance and management services	60,445	57,622
Auditors' remuneration	6,953	6,854
Rental for leased premises	17,830	20,952
Loss on disposal of fixed assets	4,938	821
Amortisation of cost of investments in co-operative joint ventures	17,857	1,534
Staff costs	153,500	140,259
Retirement benefit costs	7,100	7,335
Other operating costs	157,924	157,135
	1,014,903	1,399,376

6 **Finance costs**

	2002	2001
	HK$'000	*HK$'000*
Interest on convertible bonds	15,417	60,952
Interest on bank and other borrowings		
Wholly repayable within five years	573,418	643,488
Not wholly repayable within five years	54,207	47,021
Amortisation of deferred expenditure	30,657	32,817
Provision for premium on redemption of convertible bonds	220,914	70,202
	894,613	854,480
Amount capitalised as construction in progress *(note)*	(45,336)	(57,629)
Amount capitalised as investment in a jointly controlled entity *(note)*	–	(9,948)
	849,277	786,903

Note: To the extent that funds are borrowed generally and used for the purpose of financing the construction of fixed assets and qualifying investment in a jointly controlled entity, the capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of these assets is 6.6% (2001: 7.0%) for the year.

7 **Emoluments of directors and senior management**

Details of the emoluments paid to the directors are as follows:

	2002 HK$'000	2001 HK$'000
Fees	850	–
Salaries and other emoluments	8,915	8,801
Contributions to retirement benefit scheme	497	480
	10,262	9,281

The emoluments of the directors fall within the following bands:

Emolument band *HK$*	Number of individuals 2002	2001
Nil – 1,000,000	11	9
1,000,001 – 1,500,000	1	1
3,500,001 – 4,000,000	1	1
4,000,001 – 4,500,000	1	1
	14	12

Directors' fees disclosed above include HK$300,000 (2001: nil) paid to independent non-executive directors.

The five individuals whose emoluments were the highest in the Group for the year include 2 (2001: 3) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 3 (2001: 2) individuals during the year are as follows:

	2002 HK$'000	2001 HK$'000
Salaries and other emoluments	5,671	4,036
Contributions to retirement benefit scheme	434	314
	6,105	4,350

The emoluments fell within the following bands:

Emolument band *HK$*	Number of individuals 2002	2001
1,500,001 – 2,000,000	2	1
2,000,001 – 2,500,000	1	1
	3	2

8 Taxation

	2002	2001
	HK$'000	*HK$'000*
Company and subsidiaries		
PRC income tax	21,100	11,636
Deferred tax	9,318	–
	30,418	11,636
Associated companies		
Hong Kong profits tax	41,147	52,024
PRC income tax	48	36,715
	41,195	88,739
Jointly controlled entities		
Hong Kong profits tax	25,899	22,899
Macau income tax	18,277	22,676
PRC income tax	16,539	16,066
Deferred tax	9,674	–
	70,389	61,641
	142,002	162,016

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on income assessable to Hong Kong profits tax. PRC and Macau income tax have been provided on the estimated assessable profits for the year at their prevailing rates of taxation.

As at 30 June 2002, deferred taxation of the Group of HK$9,318,000 (2001: nil) was provided for timing differences in respect of accelerated depreciation allowances.

There was no material unprovided deferred tax charge for the year (2001: nil).

9 Loss for the year

Loss for the year is dealt with in the accounts of the Company to the extent of profit of HK$128,984,000 (2001: HK$84,033,000).

10 Dividend

The board of directors does not recommend the payment of an interim dividend and a final dividend for the year ended 30 June 2002 (2001: nil).

11 Loss per share

The calculation of loss per share is based on the loss attributable to the shareholders of HK$197,513,000 (2001: HK$153,058,000 (restated)) after adjusting for the interest of HK$49,149,000 (2001: HK$58,979,000) on the mandatorily convertible bonds and the weighted average of 871,516,679 (2001: 856,739,175) shares in issue during the year.

Diluted loss per share for the year is not presented as the Company has no dilutive potential shares at year end (2001: n/a).

12 Inventories

	Group and Company	
	2002	2001
	HK$'000	*HK$'000*
Raw materials, at cost	1,179,124	500,247

13 Debtors, deposits and prepayments

(a) Ageing analysis of trade debtors is not presented as the amount outstanding at year end is insignificant.

(b) At 30 June 2002, the balance included a housing loan of HK$2,398,000 (2001: HK$2,766,000) to the Company Secretary, Mr. Chow Oi Wah, Fergus. The loan is secured by a legal mortgage over the subject property, carries interest at 3% (2001: 5%) per annum and is repayable by monthly installments up to March 2008. The maximum of the amount outstanding during the year was HK$2,766,000 (2001: HK$3,102,000).

(c) Also included are trade deposits of approximately HK$969 million (2001: HK$698 million) paid to an associated company for the purchase of inventories.

14 Pledged deposits

This represents deposits pledged to banks for banking facilities granted to a subsidiary and a jointly controlled entity.

15 Deferred expenditure

	Group and Company	
	2002	**2001**
	HK$'000	*HK$'000*
Cost less amount amortised		
Convertible bonds and notes issuing expenses	6,812	15,730
Bank loan procurement expenses	44,185	65,695
	50,997	81,425

16 Subsidiaries

	Company	
	2002	**2001**
	HK$'000	*HK$'000*
Unlisted shares, at cost	4,842,899	4,842,899
Amounts due by subsidiaries, net of provision	10,735,940	12,468,160
	15,578,839	17,311,059
Amounts due to subsidiaries	(678,404)	(1,409,050)
	14,900,435	15,902,009

Particulars of the Company's subsidiaries, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2002, are set out in note 34.

17 Associated companies

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Group's share of net assets	2,479,712	1,828,500	–	–
Goodwill on acquisition	34,893	–	–	–
Amounts due by associated companies *(note a)*	249,253	167,100	233,011	70,201
	2,763,858	1,995,600	233,011	70,201

(a) Except for an amount of HK$46,800,000 (2001: HK$46,800,000) which carries interest at 8% per annum, the amounts due by associated companies are interest free, unsecured and have no fixed terms of repayment.

(b) Particulars of associated companies, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2002, are set out in note 35.

18 Jointly controlled entities

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity joint ventures				
Group's share of net assets	709,371	744,760	–	–
Amounts due by joint ventures *(note a)*	34,186	50,152	–	1,672
	743,557	794,912	–	1,672
Co-operative joint ventures				
Cost of investments (less accumulated amortisation of HK$27,444,000 (2001: HK$9,587,000)) *(notes b and e)*	2,790,153	2,075,196	–	–
Share of undistributed post-acquisition results	305,990	330,950	–	–
	3,096,143	2,406,146	–	–
Amounts due by joint ventures *(note a)*	2,759,399	2,459,246	–	–
	5,855,542	4,865,392	–	–
Companies limited by shares				
Share of net assets	2,628,873	2,581,923	–	–
Subordinated loans *(note c)*	215,934	215,934	–	–
Amounts due by jointly controlled entities *(note a)*	68,625	115,848	–	–
Promissory note due to a jointly controlled entity *(note d)*	(80,007)	(80,007)	–	–
	2,833,425	2,833,698	–	–
Payments on account of proposed joint ventures *(note f)*	1,405,079	565,193	–	–
	10,837,603	9,059,195	–	1,672

Particulars of jointly controlled entities, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2002, are set out in note 36.

(a) The amounts due by jointly controlled entities are analysed as follows:

	Group		Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest bearing				
Fixed rates ranging from 6% to 15% (2001: 6% to 15%) per annum	1,179,213	1,315,433	–	–
Non-interest bearing	1,682,997	1,309,813	–	1,672
	2,862,210	2,625,246	–	1,672

The repayment terms of the amounts due by jointly controlled entities are specified in the relevant joint venture agreements.

(b) The amounts include contributions to the registered capital of joint ventures of HK$98,775,000 (2001: HK$98,775,000) which carries interest at 10% per annum and HK$149,773,000 (2001: HK$149,773,000) which carries interest at Hong Kong prime rate.

(c) Except for an amount of HK$19,038,000 (2001: HK$19,038,000) which carries interest at 14% per annum, the loans to jointly controlled entities are interest free, have no fixed terms of repayment and are subordinated to bank borrowings and all other major indebtedness.

(d) The promissory note is unsecured, interest free and repayable on demand.

(e) Included in investments in co-operative joint ventures is the Group's investment in 60% interest in registered capital of Shunde DeSheng Power Plant Company Limited ("DeSheng Power Plant") which was previously accounted for as a fixed return joint venture under other investments. In 2001, DeSheng Power Plant resumed the operation of the power plant upon the expiry of a five-year plant lease to the PRC joint venture partner. With effect from 1 July 2001, the Group accounted for the results and net assets of DeSheng Power Plant on an equity accounting basis and accordingly, the Group's investment in DeSheng Power Plant has been reclassified as an investment in jointly controlled entity.

(f) The balances represent payments on account of proposed joint ventures for which only preliminary agreements have been signed and the joint venture companies have not yet been established as at the year end. Upon the completion of the relevant joint venture contracts and the establishment of the respective joint venture companies, the relevant amounts will be reclassified to joint venture balances.

In September 2002, the Group decided to withdraw from a preliminary agreement and, as a result of such withdrawal, the Group has no further material obligation under such preliminary agreement. The payment on account of this proposed joint venture amounting to HK$620 million was substantially refunded to the Group.

19 Other investments

	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
Fixed return joint venture				
Co-operative joint venture *(note 18e)*				
Capital and loan contributions (cost less capital repayment)	–	639,564	–	–
Amount due by a joint venture	–	215,450	–	–
	–	855,014	–	–
Equity joint venture				
Capital and loan contributions (cost less capital repayment)	23,850	23,850	–	–
Amount due by a joint venture	1,325	1,325	–	–
Provision	(25,175)	(25,175)	–	–
	–	–	–	–
Non-trading securities				
Unlisted				
Shares, at fair value	589,127	703,864	1,961	5,271
Investments in equity joint ventures, at cost	249,484	261,964	–	–
Provision	(249,484)	(249,484)	–	–
	589,127	716,344	1,961	5,271
Listed				
Shares listed in Hong Kong, at fair value	26,927	37,301	–	–
Shares listed outside Hong Kong, at fair value	264,279	265,695	2,104	2,073
	291,206	302,996	2,104	2,073
	880,333	1,874,354	4,065	7,344
Market value of listed shares	291,206	302,996	2,104	2,073

20 Deposit for proposed investment in Network

During the year, the Group entered into an option agreement with a PRC entity for the acquisition ("Acquisition") of interest in an optical fibre backbone network ("Network") in the PRC ("Agreement"). Subject to certain conditions as stipulated in the Agreement, the Group is entitled to acquire up to 70% interest in the Network at a consideration of approximately HK$2,563 million.

As at 30 June 2002, approximately HK$787 million was paid as a deposit for the Acquisition. In September 2002, the Group disposed of its interests in certain investments at a total consideration of approximately HK$660 million which has also been applied as a further payment for the Acquisition, bringing the total payments to approximately HK$1,447 million.

The Group is required to pay a further sum of approximately HK$1,116 million should the Group decide to increase its interest in the Network up to 70%.

21 Fixed assets

	Group							Company
	Toll roads HK$'000	Toll bridges HK$'000	Land and buildings HK$'000	Port facilities and terminal equipment HK$'000	Construction in progress HK$'000	Others HK$'000	Total HK$'000	Others HK$'000
Cost								
At 1 July 2001	4,231,919	1,950,532	476,023	478,504	2,053,010	186,097	9,376,085	21,642
Additions	1,402	–	149	3,877	63,944	5,959	75,331	1,352
Disposals	–	(12,445)	–	(3,954)	(504)	(1,708)	(18,611)	(890)
Transfer upon completion	195,479	–	1,120	7,711	(204,310)	–	–	–
Deconsolidation of subsidiaries	–	–	(131,883)	(315,097)	(306,735)	(42,322)	(796,037)	–
Disposal of a subsidiary	–	–	–	(120,757)	(1,665)	(14,692)	(137,114)	–
At 30 June 2002	4,428,800	1,938,087	345,409	50,284	1,603,740	133,334	8,499,654	22,104
Accumulated depreciation and impairment losses								
At 1 July 2001	331,389	254,073	35,828	97,526	–	83,273	802,089	8,786
Charge for the year	134,379	70,532	11,465	22,762	–	17,692	256,830	3,305
Impairment losses	–	–	117,000	–	2,500	–	119,500	–
Disposals	–	(7,747)	–	(3,459)	–	(1,033)	(12,239)	(475)
Deconsolidation of subsidiaries	–	–	(14,793)	(59,974)	–	(26,454)	(101,221)	–
Disposal of a subsidiary	–	–	–	(48,646)	–	(9,817)	(58,463)	–
At 30 June 2002	465,768	316,858	149,500	8,209	2,500	63,661	1,006,496	11,616
Net book value								
At 30 June 2002	3,963,032	1,621,229	195,909	42,075	1,601,240	69,673	7,493,158	10,488
At 30 June 2001	3,900,530	1,696,459	440,195	380,978	2,053,010	102,824	8,573,996	12,856

As at 30 June 2002, finance costs of HK$149,823,000 (2001: HK$132,037,000) were capitalised in construction in progress.

Land and buildings comprise medium-term leases situated in Hong Kong of HK$37,894,000 (2001: HK$38,699,000) and in the PRC of HK$275,015,000 (2001: HK$401,496,000).

22 Creditors and accruals

Ageing analysis of trade payable is not presented as the amount outstanding as at year end is insignificant.

23 Bank and other borrowings

	Group 2002	Group 2001	Company 2002	Company 2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
5% Convertible bonds due 2001 *(note a)*	–	931,593	–	931,593
1% Convertible bonds due 2003 *(note b)*	1,350,539	1,381,739	1,350,539	1,381,739
10% Fixed rate notes due 2004 *(note c)*	200,000	200,000	200,000	200,000
Floating rate notes due 2003 *(note d)*	351,000	351,000	351,000	351,000
Loan from a fellow subsidiary *(note e)*	1,400,000	–	1,400,000	–
Bank loans				
Unsecured *(note f)*	5,514,000	7,713,222	5,514,000	7,711,650
Secured *(note f)*	1,021,925	869,626	–	–
Loans from minority shareholders of subsidiaries				
Interest bearing *(note g)*	1,026,822	1,000,646	–	–
Non-interest bearing *(note h)*	263,057	388,113	–	–
	11,127,343	12,835,939	8,815,539	10,575,982
Current portion included in current liabilities	(2,236,935)	(5,907,768)	(2,138,339)	(5,859,243)
	8,890,408	6,928,171	6,677,200	4,716,739

(a) The convertible bonds bore interest at 5% per annum payable semi-annually in arrears. The bonds were listed on the Luxembourg Stock Exchange. Each holder of the bonds had the option to convert the bonds into shares of HK$1 each of the Company at a conversion price of HK$19.61 per share, subject to adjustment, at any time until 2 July 2001. During the year, bonds with principal amount of US$15,000 were converted into 5,917 shares of HK$1 each of the Company, the remaining balance of the bonds were redeemed at par by the Company on 15 July 2001.

(b) The convertible bonds bear interest at 1% per annum payable semi-annually in arrears. The bonds are listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$1 each of the Company at a conversion price of HK$23.05 per share, subject to adjustment, at any time until 1 April 2003. Subject to certain conditions, the bonds are redeemable at the option of the Company at any time on or after 15 April 2001, in whole or in part, in cash and/or for the Company's shares. Unless previously converted, redeemed or repurchased, the bonds will be redeemed at 143.4% of their principal amount together with the accrued interest on 15 April 2003. Provision of HK$373,588,000 (2001: HK$161,041,000) for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge to the profit and loss account over the terms of the bonds.

During the year, the Company repurchased bonds with an aggregate principal amount of US$4,000,000 for a total consideration of HK$39,567,000 (2001: nil) and these bonds were then cancelled. Provision for premium on redemption of the bonds of HK$8,367,000 was applied to set off against the deficit arising from the repurchase of the bonds.

(c) The fixed rate notes bear interest at 10% per annum payable quarterly in arrears. The notes are unsecured, transferable and repayable at their principal amount on 9 July 2004.

(d) The floating rate notes bear interest at U.S. dollar deposit rate in the London interbank market plus 1.4% per annum payable semi-annually in arrears. The notes are unsecured and repayable at their principal amount on 24 February 2003.

(e) Loan from a fellow subsidiary is unsecured, bears interest at prevailing market rate and wholly repayable on 16 May 2004.

(f) Long-term bank loans are repayable as follows:

	Group		Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	535,396	4,976,175	436,800	4,927,650
Between one and two years	1,527,810	96,260	1,419,600	–
Between two and five years	4,296,856	3,304,142	3,657,600	2,784,000
After five years	175,863	206,271	–	–
	6,535,925	8,582,848	5,514,000	7,711,650

The loans are secured by certain of the Group's interests in joint ventures in the PRC and the toll collection rights of certain toll roads held by the Group.

(g) The loans represent loans made by the minority shareholders in consolidated joint ventures for the development of the relevant infrastructure projects. The loans are unsecured, bear interest at fixed rates ranging from 10% to 15% per annum and have repayment terms as specified in the relevant joint venture agreements.

(h) The loans are unsecured and have no fixed terms of repayment.

24 Share capital

	2002	2001
	HK$'000	*HK$'000*
Authorised:		
2,000,000,000 shares of HK$1 each	2,000,000	2,000,000
Issued and fully paid:		
952,180,007 (2001: 855,325,340) shares of HK$1 each	952,180	855,325

During the year, 96,854,667 shares (2001: nil) were issued upon the conversion of US$15,000 5% convertible bonds due 2001 and US$150,000,000 mandatorily convertible bonds at a conversion price of HK$19.61 and HK$12.00 per share, respectively. No shares were repurchased during the year (2001: 6,589,600 shares were repurchased and cancelled by the Company).

Pursuant to the share option scheme adopted on 3 October 1997, the Company may grant options to directors and employees of the Company or any of its subsidiaries to subscribe for shares in the Company. No share options were granted during the year. The movements in the number of share options during the year and the balance outstanding at 30 June 2002 are as follows:

Exercise price per share *HK$*	At 1 July 2001	Lapsed during the year	At 30 June 2002
10.20*(a)*	2,282,000	–	2,282,000
10.20*(b)*	360,000	(120,000)	240,000
12.00*(c)*	10,423,000	(32,000)	10,391,000
12.00*(d)*	1,440,000	(480,000)	960,000
	14,505,000	(632,000)	13,873,000

(a) Exercisable from 1 July 1999 to 1 June 2004.

(b) Exercisable from 1 July 2000 to 1 June 2005.

(c) Divided into 3 or 5 tranches exercisable from 1 July 1999 to 1 June 2004, from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004, from 1 July 2002 to 1 June 2004 and from 1 July 2003 to 1 June 2004 respectively.

(d) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

25 Reserves

	Contributed surplus	Share premium *(note a)*	Capital reserve *(note b)*	Retained profit	Investment revaluation reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Group						
At 1 July 2000, as previously reported	971,021	4,639,767	341,073	4,211,258	1,427,036	11,590,155
Effect of adopting SSAP 9 (revised) *(note 1(t))*	–	–	–	214,381	–	214,381
At 1 July 2000, as restated	971,021	4,639,767	341,073	4,425,639	1,427,036	11,804,536
2000 final dividend paid	–	–	–	(214,381)	–	(214,381)
Loss for the year	–	–	–	(94,079)	–	(94,079)
Interest on mandatorily convertible bonds	–	–	–	(58,979)	–	(58,979)
Transfer to capital reserve account	–	–	2,759	(2,759)	–	–
Repurchase of own shares	–	(45,167)	–	–	–	(45,167)
Net deficit on revaluation of non-trading investments	–	–	–	–	(1,761,369)	(1,761,369)
Impairment losses charged to profit and loss account *(note 5)*	109,145	–	–	–	244,793	353,938
Written-back of impairment loss transferred to profit and loss account *(note 4)*	–	–	–	–	(12,480)	(12,480)
Net realised gain transferred to profit and loss account *(note 4)*	–	–	–	–	(110,422)	(110,422)
Goodwill on acquisition of						
Subsidiaries	(21,612)	–	–	–	–	(21,612)
Associated companies	(86,925)	–	–	–	–	(86,925)
Additional interests in a jointly controlled entity	(1,055)	–	–	–	–	(1,055)
Release of reserves upon disposal of interests in associated companies and a subsidiary						
Company and subsidiaries	395,792	–	(1,946)	1,946	–	395,792
A jointly controlled entity	976	–	–	–	–	976
At 30 June 2001	1,367,342	4,594,600	341,886	4,057,387	(212,442)	10,148,773
Company and subsidiaries	1,367,342	4,594,600	341,886	2,434,739	(212,442)	8,526,125
Jointly controlled entities	–	–	–	1,306,601	–	1,306,601
Associated companies	–	–	–	316,047	–	316,047
	1,367,342	4,594,600	341,886	4,057,387	(212,442)	10,148,773

	Contributed surplus	Share premium (note a)	Capital reserve (note b)	Retained profit	Investment revaluation reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Group						
At 1 July 2001, as previously reported	1,258,197	4,594,600	341,886	4,166,532	(212,442)	10,148,773
Effect of adopting SSAP 30 *(note 1(c))*	109,145	–	–	(109,145)	–	–
At 1 July 2001, as restated	1,367,342	4,594,600	341,886	4,057,387	(212,442)	10,148,773
Loss for the year	–	–	–	(148,364)	–	(148,364)
Interest on mandatorily convertible bonds	–	–	–	(49,149)	–	(49,149)
Transfer to capital reserve account	–	–	7,177	(7,177)	–	–
Release of capital reserve upon utilisation	–	–	(14,512)	14,512	–	–
Net deficit on revaluation of non-trading investments	–	–	–	–	(126,022)	(126,022)
Impairment losses charged to profit and loss account *(note 5)*	–	–	–	–	154,024	154,024
Premium on shares issued	–	1,065,447	–	–	–	1,065,447
Release of reserves upon disposal of interests in associated companies, a jointly controlled entity and a subsidiary	10,257	–	(44,502)	–	–	(34,245)
At 30 June 2002	1,377,599	5,660,047	290,049	3,867,209	(184,440)	11,010,464
Company and subsidiaries	1,377,599	5,660,047	290,049	2,385,150	(184,440)	9,528,405
Jointly controlled entities	–	–	–	1,233,088	–	1,233,088
Associated companies	–	–	–	248,971	–	248,971
	1,377,599	5,660,047	290,049	3,867,209	(184,440)	11,010,464

	Contributed surplus *(note a)* HK$'000	Share premium *(note a)* HK$'000	Retained profit HK$'000	Investment revaluation reserve HK$'000	Total HK$'000
Company					
At 1 July 2000, as previously reported	3,269,219	4,639,767	134,016	–	8,043,002
Effect of adopting SSAP 9 (revised) *(note 1(t))*	–	–	214,381	–	214,381
At 1 July 2000, as restated	3,269,219	4,639,767	348,397	–	8,257,383
2000 final dividend paid	–	–	(214,381)	–	(214,381)
Profit for the year	–	–	84,033	–	84,033
Repurchase of own shares	–	(45,167)	–	–	(45,167)
Deficit on revaluation of non-trading investments	–	–	–	(8,176)	(8,176)
Impairment losses charged to profit and loss account	–	–	–	3,653	3,653
Realised loss transferred to profit and loss account	–	–	–	1,292	1,292
Interest on mandatorily convertible bonds	–	–	(58,979)	–	(58,979)
At 30 June 2001	3,269,219	4,594,600	159,070	(3,231)	8,019,658
At 1 July 2001	3,269,219	4,594,600	159,070	(3,231)	8,019,658
Profit for the year	–	–	128,984	–	128,984
Premium on share issued	–	1,065,447	–	–	1,065,447
Interest on mandatory convertible bonds	–	–	(49,149)	–	(49,149)
Net deficit on revaluation of non-trading investments	–	–	–	(3,279)	(3,279)
Impairment losses charged to profit and loss account	–	–	–	3,310	3,310
At 30 June 2002	3,269,219	5,660,047	238,905	(3,200)	9,164,971

(a) Under the Cayman Islands Company Law, the contributed surplus and share premium are both distributable. Accordingly, total distributable reserves of the Company amount to HK$9,164,971,000 (2001: HK$8,019,658,000) as at 30 June 2002.

The contributed surplus of the Company arose in 1995 when the Company issued shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's shares issued and the value of net assets of the companies acquired.

(b) Included in the capital reserve are the Group's share of the statutory reserves of PRC subsidiaries and capital reserve arising from the reorganisation of the port and port-related businesses in 2000.

26 Mandatorily convertible bonds

The mandatorily convertible bonds bore interest at the higher of 5% per annum payable semi-annually in arrears and a percentage equal to the dividends declared or paid per share during the relevant interest payment period divided by the conversion price. The holder of the bonds had the option to convert the bonds into shares of HK$1 each of the Company at a conversion of HK$12 per share, subject to adjustment, at any time on or before 30 April 2002. There are no definitive accounting guidelines in Hong Kong in respect of the classification of mandatorily convertible bonds. On the basis of the above, the bonds were classified as equity and the interest thereon was charged to retained profit as a movement in reserves. On 30 April 2002, the bonds were mandatorily and automatically converted in full into shares of the Company.

27 Contingent liabilities

The Group has contingent liabilities relating to guarantees given to banks of approximately HK$1,059 million (2001: HK$1,455 million) in respect of the bank loan facilities extended to two (2001: two) jointly controlled entities of the Group. On 11 October 2001, a subscription agreement was entered into between the Group and an associated company in respect of the disposal of an effective interest of 9.75% in Asia Container Terminals Limited, a jointly controlled entity of the Group ("Subscription Agreement"). Pursuant to the terms of the Subscription Agreement, the associated company has agreed to counter-indemnify the Group in respect of such guarantee amounting to approximately HK$527 million. As at 30 June 2002, the outstanding amounts under the bank loan facilities in respect of the guarantees were approximately HK$361 million (2001: HK$284 million).

28 Commitments

(a) At 30 June 2002, the capital commitments, principally for construction of toll roads and port facilities and acquisition of other investments were as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Contracted but not provided for	6,621	32,132
Authorised but not contracted for	181,211	1,877,516
	187,832	1,909,648

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant infrastructural projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$79 million (2001: HK$92 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

(c) At 30 June 2002, the Group's share of capital commitments of the jointly controlled entities themselves not included in note 28(b) above were as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Contracted but not provided for	206,000	509,000
Authorised but not contracted for	129,000	130,000
	335,000	639,000

A subsidiary and certain jointly controlled entities are parties to agreements with third parties pursuant to the joint development of Container Terminal 9 ("CT9") in Hong Kong, the related berth swap arrangement and the funding therefor. The Group's attributable share of capital commitments as at 30 June 2002 was HK$261 million (2001: HK$639 million) which has been included above.

One of the jointly controlled entities has obtained banking facilities to finance 60% of its share of the development costs at CT9 and reduced the funds to be injected by the Group accordingly. The Group has given guarantee in respect of the banking facilities and is included in note 27 above.

In the event of default of any of the third parties, the subsidiary and jointly controlled entities will be required to provide additional funds for the project. The Company has given guarantees in respect of these obligations of the subsidiary and jointly controlled entities to provide additional funds. Were the Company required to perform its obligations under the guarantees, the maximum amount of the additional liabilities assumed, in addition to the Group's share of the capital commitments of CT9 as included above, is HK$1,482 million (2001: HK$1,482 million). Pursuant to the terms of the Subscription Agreement, an associated company has agreed to counter-indemnify the Company in respect of such guarantees amounting to approximately HK$876 million.

(d) Certain PRC subsidiaries have entered into various contracts with the PRC partners or their supervisory authorities for the provision of toll collection, maintenance and management services and these subsidiaries have agreed to pay a management fee at fixed rates ranging from 14% to 16% (2001: 14% to 16%) per annum of toll revenues after business tax.

(e) At 30 June 2002, the Group had future aggregate minimum lease payments under operating leases as follows:

	2002	2001
	HK$'000	*HK$'000*
Land and buildings		
In the first year	9,516	15,511
In the second to fifth years inclusive	6,934	41,066
After the fifth year	–	108,528
	16,450	165,105

(f) At 30 June 2002, the Group has outstanding foreign currency forward contracts amounting to US$50 million (2001: US$650 million) for the purpose of hedging of long-term borrowings.

29 Notes to the consolidated cash flow statement

(a) Reconciliation of operating loss before financing to net cash outflow from operating activities

	2002	2001
		Restated
	HK$'000	*HK$'000*
Operating loss before financing	(53,931)	(49,620)
Depreciation	256,830	219,838
Dividend from listed non-trading securities	–	(11,766)
Profit on repurchase of convertible bonds	–	(1,772)
Net gain on disposal of non-trading investments	–	(110,422)
Impairment losses on other investments	154,024	244,793
Impairment losses of fixed assets	119,500	–
Impairment losses on goodwill	–	109,145
Provision for payments on account of proposed joint ventures	33,002	–
Loss on disposal of fixed assets	4,938	821
Amortisation of deferred interest income	(7,403)	(30,352)
Amortisation of cost of investments in co-operative joint ventures	17,857	1,534
Income from a fixed return co-operative joint venture	–	(123,661)
Interest income	(134,192)	(304,171)
Increase in debtors and prepayments	(121,710)	(838,526)
(Decrease)/increase in creditors and accruals	(10,381)	23,220
Movements in amounts with minority shareholders	191	(65,387)
Increase in inventories	(678,877)	(500,247)
(Gain)/loss on disposal of		
A subsidiary	(21,735)	6,963
Associated companies	–	426,125
Jointly controlled entities	(113,676)	(99,419)
Written-back of impairment loss on other investments	–	(12,480)
Net cash outflow from operating activities	(555,563)	(1,115,384)

(b) Analysis of changes in financing during the year

	Share capital including share premium HK$'000	Contributed surplus HK$'000	Mandatorily convertible bonds HK$'000	Bank and other borrowings HK$'000	Short-term bank loans HK$'000	Minority interests HK$'000	Deferred expenditure HK$'000	Total HK$'000
At 1 July 2000	5,501,682	971,021	1,162,185	10,189,008	-	1,987,593	(81,491)	19,729,998
Net cash (outflow)/inflow from financing	(51,757)	-	-	2,576,354	82,680	4,280	(33,230)	2,578,327
Profit on repurchase of convertible bonds	-	-	-	(1,772)	-	-	-	(1,772)
Amortisation of deferred expenditure	-	-	-	-	-	-	33,296	33,296
Minority interests' share of profit	-	-	-	-	-	58,676	-	58,676
Dividend to minority interests	-	-	-	-	-	(2,964)	-	(2,964)
Land use right contributed by a minority shareholder of a subsidiary	-	-	-	72,349	-	-	-	72,349
Impairment losses charged to profit and loss account	-	109,145	-	-	-	-	-	109,145
Acquisition of a subsidiary	-	-	-	-	-	529	-	529
Goodwill on acquisition								
Subsidiaries	-	(21,612)	-	-	-	-	-	(21,612)
Associated companies	-	(86,925)	-	-	-	-	-	(86,925)
Additional interest in a jointly controlled entity	-	(1,055)	-	-	-	-	-	(1,055)
Release of reserves upon disposal of interests in associated companies								
Company and a subsidiary	-	395,792	-	-	-	-	-	395,792
A jointly controlled entity	-	976	-	-	-	-	-	976
Disposal of a subsidiary	-	-	-	-	-	(124,213)	-	(124,213)
At 30 June 2001	5,449,925	1,367,342	1,162,185	12,835,939	82,680	1,923,901	(81,425)	22,740,547
At 1 July 2001, as previously reported	5,449,925	1,258,197	1,162,185	12,835,939	82,680	1,923,901	(81,425)	22,631,402
Effect of adopting SSAP 30 *(note 1(c))*	-	109,145	-	-	-	-	-	109,145
At 1 July 2001, as restated	5,449,925	1,367,342	1,162,185	12,835,939	82,680	1,923,901	(81,425)	22,740,547
Net cash (outflow)/inflow *from financing*	-	-	-	*(1,570,974)*	*515,451*	-	*(628)*	*(1,056,151)*
Issue of shares upon conversion of convertible bonds	1,162,302	-	(1,162,185)	(117)	-	-	-	-
Deficit on repurchase of convertible bonds	-	-	-	8,367	-	-	-	8,367
Amortisation of deferred expenditure	-	-	-	-	-	-	31,056	31,056
Minority interests' share of profit	-	-	-	-	-	5,937	-	5,937
Dividend to minority interests	-	-	-	-	-	(14,453)	-	(14,453)
Acquisition of additional interest in a subsidiary	-	-	-	4,615	-	(3,939)	-	676
Release of reserves upon disposal of interests in associated companies, a jointly controlled entity and a subsidiary	-	10,257	-	-	-	67,681	-	77,938
Deconsolidation of subsidiaries	-	-	-	(130,522)	-	(70,007)	-	(200,529)
Disposal of a subsidiary	-	-	-	(19,965)	-	18,925	-	(1,040)
At 30 June 2002	6,612,227	1,377,599	-	11,127,343	598,131	1,928,045	(50,997)	21,592,348

(c) In 2001, land use right of HK$72,349,000 was contributed by a minority shareholder of a subsidiary in the form of shareholders' loan to that subsidiary.

(d) Deconsolidation of subsidiaries

	2002	2001
	HK$'000	*HK$'000*
Net assets deconsolidated		
Fixed assets	694,816	–
Debtors and prepayments	24,094	–
Bank balances and cash	81,186	–
Creditors and accruals	(12,170)	–
Bank and other borrowings	(130,522)	–
Minority interests	(70,007)	–
	587,397	–

(e) Analysis of the net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries

	2002	2001
	HK$'000	*HK$'000*
Bank balances and cash deconsolidated	81,186	–

The subsidiaries contributed HK$39,255,000 to the Group's net operating cash flows, utilised HK$12,899,000 for investing activities and contributed HK$9,648,000 for financing activities. The deconsolidated subsidiaries were reclassified to jointly controlled entities in June 2002.

(f) Acquisition of subsidiaries

	2001
	HK$'000
Net assets acquired	
Fixed assets	187
Bank balances and cash	2,774
Creditors and accruals	(1,816)
Minority interests	(529)
	616
Goodwill on acquisition	21,612
	22,228
Represented by:	
Cash	22,228

(g) Analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	2001
	HK$'000
Cash consideration	(22,228)
Bank balances and cash acquired	2,774
	(19,454)

(h) Disposal of a subsidiary

	2002 HK$'000	2001 HK$'000
Net (liabilities)/assets disposed		
Fixed assets	78,651	206,501
Debtors and prepayments	49,291	8,131
Bank balances and cash	29,346	23,248
Creditors and accruals	(30,083)	(22,140)
Amount due to a minority shareholder of a subsidiary	(130,380)	–
Taxation	–	(633)
Bank and other borrowings	(19,965)	–
Minority interests	18,925	(124,213)
Exchange reserve	(690)	–
	(4,905)	90,894
Gain/(loss) on disposal	21,735	(6,963)
	16,830	83,931

(i) Analysis of the net (outflow)/inflow of cash and cash equivalents in respect of the disposal of a subsidiary

	2002 HK$'000	2001 HK$'000
Cash received	16,830	30,784
Bank balances and cash disposed	(29,346)	(23,248)
	(12,516)	7,536

30 Related party transactions

The following is a summary of significant related party transactions during the year carried out in the normal course of the Group's business:

	2002 HK$'000	2001 HK$'000
Interest income from jointly controlled entities (gross of withholding tax) *(note a)*	(88,192)	(112,639)
Management fee received from a jointly controlled entity *(note b)*	(8,690)	(6,753)
Purchases from an associated company *(note c)*	673,772	500,247
Rental for leased premises to a fellow subsidiary *(note d)*	8,192	8,924

Notes:

(a) This represents interest income in respect of loan financing provided to jointly controlled entities. These loans are unsecured, carry interest at Hong Kong prime rate (2001: Hong Kong prime rate) or at fixed rates ranging from 6% to 15% per annum (2001: 6% to 15% per annum) and have repayment terms as specified in the respective joint venture agreements.

(b) This represents management fee income in respect of management and administrative services rendered by the Company to a jointly controlled entity. The management fee is charged at a fixed annual amount as specified in the management and administrative services agreement.

(c) These represent purchases of inventories from an associated company which were sold to the Group at a price approximate to its original purchase costs from third party suppliers. The Group also paid approximately HK$969 million (2001: HK$698 million) as trade deposits to the associated company for the purchase of inventories (note 13(c)).

(d) The rental is charged at fixed monthly fees as specified in the tenancy agreements.

31 Subsequent events

(a) On 29 June 2002, the Group entered into a conditional agreement for the sale of its entire interest in certain subsidiaries holding the Group's interest in Jincheng to Jiaozuo Expressway (Shanxi Section) at a cash consideration of approximately HK$650 million. The transaction was completed in September 2002 and the disposal will not have significant financial effect to the Group for the year ending 30 June 2003.

(b) In September 2002, Wuhan City Government (the "Government") announced that the toll collection right of five bridges in Wuhan, including Yangtze Bridge No. 2, a toll bridge operated by a subsidiary of the Group, would be ceased with effect from 1 October 2002. The Government has undertaken to compensate investors on mutually acceptable terms. Although it is difficult to estimate the outcome of the subsequent negotiation with the Government, the directors consider that there should not be any material adverse impact to the Group. The net book value of the toll bridge as at 30 June 2002 was approximately HK$1,381 million in which the Group's interest was 48.86%.

(c) On 18 October 2002, the board of directors of the Company resolved to implement a Group reorganisation whereby the Group would dispose of its investments in roads and bridges, water treatment and power plant projects to a 75% owned subsidiary, Pacific Ports Company Limited ("PPC") and acquire the entire equity interest of New World Services Limited, a 52.4% owned subsidiary of the ultimate holding company by PPC. In addition, pursuant to the reorganisation, the Group would convert all preference shares of PPC into ordinary shares and thereafter distribute all the PPC ordinary shares including the consideration shares received from PPC in respect of the aforesaid disposal to the shareholders of the Company. After the reorganisation, the Group will be focusing on the TMT businesses.

32 Ultimate holding company

The directors of the Company consider New World Development Company Limited, incorporated and listed in Hong Kong, as being the ultimate holding company.

33 Approval of accounts

The accounts were approved by the board of directors on 18 October 2002.

34 **Principal subsidiaries**

As at 30 June 2002 and 30 June 2001

	Share capital issued		Percentage of equity shares held		
	Number	Par value per share	By the Company	By the Group	Principal activities
Incorporated and operating in Hong Kong					
Billionoble Investment Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Keen Sales Limited	2 ordinary	HK$1	–	75	Investment holding
	2 non-voting deferred	HK$1	–	–	
New World Port Investments Limited	2 ordinary	HK$1	–	75	Investment holding
Ready City Limited	200 ordinary	HK$1	–	75	Investment holding
True Hope Investment Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Try Force Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Incorporated in Bermuda and operating in Hong Kong					
Pacific Ports Company Limited	2,059,968,000 ordinary	HK$0.10	–	75	Investment holding
	3,193,654,306 preference	HK$0.10	–	100	
Incorporated in the British Virgin Islands and operating in Hong Kong					
Lotsgain Limited	100 ordinary	US$1	100	–	Investment holding

	Share capital issued/ registered capital		Attributable interest (note)		
	Amount	Par value per share	To the Company	To the Group	Principal activities
Incorporated and operating in the PRC					
Gaoming Xinming Bridge Ltd.	Rmb60,000,000	–	–	80*(e)*	Operation of toll bridge
Guangdong Xinzhaogao Highways Co., Ltd.	Rmb80,000,000	–	–	70*(d)*	Operation of toll road
Guangxi Beiliu Xinbei Highways Limited	Rmb99,200,000	–	–	60*(d)*	Operation of toll road
Guangxi Cangwu Xincang Highways Limited	Rmb64,000,000	–	–	70*(d)*	Operation of toll road
Guangdong Gaoyao Xinjun Highways Limited	Rmb71,600,000	–	–	55*(d)*	Operation of toll road
Guangdong Gaoyao Xinwei Highways Limited	Rmb38,500,000	–	–	60*(d)*	Operation of toll road
Guangxi Rongxian Xinrong Highways Limited	Rmb82,400,000	–	–	70*(d)*	Operation of toll road
Guangxi Yulin Xintong Highways Limited	Rmb64,000,000	–	–	60*(d)*	Operation of toll road
Guangxi Yulin Xinye Highways Limited	Rmb63,800,000	–	–	60*(d)*	Operation of toll road
Guangxi Yulin Xinyu Highways Limited	Rmb96,000,000	–	–	60*(d)*	Operation of toll road
New World Infrastructure (China) Investment Limited	US$123,000,000	–	100*(b)*	–	Investment holding
Qingyuan Xincheng Highways Limited	Rmb36,000,000	–	–	80*(d)*	Operation of toll road
Shanxi Xinbei Expressway Company Limited	Rmb85,050,000	–	–	90*(f)*	Operation of toll road
Shanxi Xinda Highways Limited	Rmb49,000,000	–	–	90*(f)*	Operation of toll road
Shanxi Xindan Expressway Company Limited	Rmb87,150,000	–	–	90*(f)*	Operation of toll road
Shanxi Xinhan Expressway Company Limited	Rmb84,700,000	–	–	90*(f)*	Operation of toll road
Shanxi Xinjing Expressway Company Limited	Rmb80,500,000	–	–	90*(f)*	Operation of toll road
Shanxi Xinhuang Highways Limited	Rmb57,100,000	–	–	90*(f)*	Operation of toll road

	Share capital issued/ registered capital		Attributable interest (note)		
	Amount	Par value per share	To the Company	To the Group	Principal activities
Shanxi Xinnan Expressway Company Limited	Rmb83,650,000	–	–	90*(f)*	Operation of toll road
Shanxi Xinze Expressway Company Limited	Rmb82,950,000	–	–	90*(f)*	Operation of toll road
Suzhou Huisu International Container Freight Wharfs Co., Ltd	US$3,750,000	–	–	41.25*(c)*	Container handling, warehousing and road freight operations
Taiyuan Xintai Highways Limited	Rmb72,120,000	–	–	90*(f)*	Operation of toll road
Taiyuan Xinyuan Highways Limited	Rmb85,880,000	–	–	90*(f)*	Operation of toll road
Wuhan Bridge Construction Co., Ltd.	Rmb502,850,000	Rmb1	–	48.86*(a)*	Operation of toll bridge
Wuzhou Xinwu Highways Limited	Rmb72,000,000	–	–	45*(d)*	Operation of toll road
Xiamen New World Xiangyu Warehouse & Processing Zone Limited	US$5,000,000	–	–	75*(b)*	Development of warehousing, processing and logistic facilities
Yunfu Xinxing Highways Limited	Rmb30,000,000	–	–	55*(d)*	Operation of toll road
Zhaoqing Deqing Xinyue Highways Limited	Rmb68,000,000	–	–	65*(d)*	Operation of toll road
Zhaoqing Xinde Highways Co., Ltd.	Rmb165,867,000	–	–	45*(d)*	Operation of toll road
Zhaoqing Xinfeng Highways Co., Ltd.	Rmb94,000,000	–	–	45*(d)*	Operation of toll road
Zhaoqing Xingao Highways Co., Ltd.	Rmb54,000,000	–	–	40*(d)*	Operation of toll road
Zhaoqing Xinhui Highways Co., Ltd.	Rmb103,500,000	–	–	50*(d)*	Operation of toll road
Zhaoqing Xinning Highways Co., Ltd.	Rmb90,000,000	–	–	55*(d)*	Operation of toll road

Notes:

(a) percentage of equity interest in a joint stock limited company

(b) percentage of equity interest in wholly foreign-owned enterprises

(c) percentage of equity interest in equity joint ventures

(d) profit sharing percentage in co-operative joint ventures

(e) profit sharing percentage in a co-operative joint venture for the first 7 years of the joint venture period, and thereafter 30%

(f) cash sharing ratio for the first 12 years of the joint venture period, and thereafter 60%

35 **Principal associated companies**

As at 30 June 2002

	Share capital issued		Percentage of equity shares held (note)		
	Number	Par value per share	To the Company	To the Group	Principal activities
Incorporated and operating in Hong Kong					
CSX World Terminals Hong Kong Limited	55,000 "A" Ordinary	HK$1	–	–	Operation of container terminal
	5,000 "B" Ordinary	HK$1	–	25.01	
Incorporated and operating in the United States					
CyberLancet Corporation	49,000,000 Common	–	–	–	Development of internet technology
	21,000,000 Series A Preferred	–	–	100	
CyberNova Corporation	30,000,000 Common	–	–	–	Development of cable modem
	20,000,000 Series A Preferred	–	–	100	
PrediWave Corporation	35,000,000 Common	–	–	–	Development of video-on-demand technology
	15,000,000 Series A Preferred	–	–	100	
TechStock, Inc.	30,000,000 Common	–	–	–	Technology investment holding
	20,000,000 Series A Preferred	–	–	100	
Visionaire Technology Corporation	35,000,000 Common	–	–	–	Technology investment holding
	15,000,000 Series A Preferred	–	–	100*	
WarpEra Corporation	42,000,000 Common	–	–	–	Development of computer hardware and software
	18,000,000 Series A Preferred	–	–	100*	
Incorporated in the British Virgin Islands and operating in Hong Kong					
New QU Energy Limited	65,000,000 Common	–	–	–	Development and production of heat transfer devices
	35,000,000 Series A Preferred	–	–	64.29%	

Note: except for the associated companies acquired during the year which are marked with an asterisk, percentage of equity interest is unchanged from 30 June 2001

36 Principal jointly controlled entities

As at 30 June 2002

	Registered capital Amount	Attributable interest (note) To the Company	Attributable interest (note) To the Group	Principal activities
Incorporated and operating in the PRC				
Equity joint ventures				
Guangzhou Oriental Power Co., Ltd.	Rmb990,000,000	–	25*(a)*	Generation and supply of electricity
Guangzhou Pearl River Power Co., Ltd.	Rmb420,000,000	–	50*(b)*	Generation and supply of electricity
CSX Orient (Tianjin) Container Terminals Co., Limited (formerly Sea-Land Orient (Tianjin) Container Terminals Co., Limited)	US$29,200,000	–	18.38*(a)*	Operation of container terminal
Co-operative joint ventures				
Beijing-Zhuhai Expressway Guangzhou – Zhuhai Section Co., Ltd.	Rmb580,000,000	–	25*(c)*	Operation of toll road
Guangzhou Northring Freeway Company Limited	US$19,255,000	–	65.29*(c)*	Operation of toll road
Huishen (Yantian) Expressway Huizhou Co., Ltd.	Rmb39,000,000	–	33.33*(c)*	Operation of toll road
Huizhou City Hui-Ao Roadway Co., Ltd.	Rmb75,000,000	–	50*(c)*	Operation of toll roads
Huizhou City Huixin Expressway Co., Ltd.	Rmb34,400,000	–	50*(c)*	Investment holding and operation of toll road
Shenzhen New World Xianglong Network Technology Company Limited	Rmb187,680,000	–	84.46*(c)*	Exploration of wireless telecommunication network
Shenzhen New World Xianglong Technology Development Company Limited	Rmb93,840,000	–	84.46*(c)*	Exploration of wireless telecommunication network
Sichuan Qianwei Dali Power Company Limited	Rmb248,413,000	–	60*(c)*	Generation and supply of electricity
Tianjin Xindi Expressway Company Limited	Rmb93,688,000	–	90*(d)*	Operation of toll road
Tianjin Xinlong Expressway Company Limited	Rmb99,400,000	–	90*(d)*	Operation of toll road

	Registered capital Amount	Attributable interest (note) To the Company	To the Group	Principal activities
Tianjin Xinlu Expressway Company Limited	Rmb99,092,000	–	90(d)	Operation of toll road
Tianjin Xinming Expressway Company Limited	Rmb85,468,000	–	90*(d)*	Operation of toll road
Tianjin Xinqing Expressway Company Limited	Rmb99,368,000	–	90*(d)*	Operation of toll road
Tianjin Xinquan Expressway Company Limited	Rmb92,016,000	–	90*(d)*	Operation of toll road
Tianjin Xinsen Expressway Company Limited	Rmb87,300,000	–	90*(d)*	Operation of toll road
Tianjin Xinshi Expressway Company Limited	Rmb99,388,000	–	90*(d)*	Operation of toll road
Tianjin Xinsi Expressway Company Limited	Rmb96,624,000	–	90*(d)*	Operation of toll road
Tianjin Xintong Expressway Company Limited	Rmb99,448,000	–	90*(d)*	Operation of toll road
Tianjin Xintuo Expressway Company Limited	Rmb99,316,000	–	90*(d)*	Operation of toll road
Tianjin Xinxiang Expressway Company Limited	Rmb90,472,000	–	90*(d)*	Operation of toll road
Tianjin Xinyan Expressway Company Limited	Rmb89,028,000	–	90*(d)*	Operation of toll road
Tianjin Xinzhan Expressway Company Limited	Rmb89,392,000	–	90*(d)*	Operation of toll road
Tianjin Yongfa Highway And Bridge Construction Development Company Limited	Rmb40,000,000	–	90*(c)*	Operation of toll bridge
Wuhan Airport Road Development Ltd.	Rmb60,000,000	–	40*(c)*	Operation of toll road
Xiamen Xiang Yu Quay Co., Ltd.	Rmb100,000,000	–	45.98*(c)*	Container handling, and storage and road freight operations
Xiamen Xinyuan Container Terminal Co., Ltd.	Rmb17,000,000	–	45.98*(c)*	Cargo consolidation, container storage and repairs and maintenance
Xiamen Xiangyu Free Port Developing Co., Ltd.	Rmb117,340,000	–	45.98*(c)**	Development of container terminal

Notes:

(a) percentage of equity interest in equity joint ventures

(b) percentage of equity interest in an equity joint venture for the 11th year and onwards of the joint venture period. For the first 10 years of the joint venture period, the Group is entitled to a fixed return

(c) profit sharing percentage in co-operative joint ventures

(d) cash sharing ratio for the first 15 years of the joint venture period, and thereafter 60%

Except for the jointly controlled entity acquired during the year which is marked with a asterisk and the profit sharing ratio of Xiamen Xiang Yu Quay Co., Ltd. and Xiamen Xinyuan Container Terminal Co., Ltd. decreased from 69% to 45.98% and 52.5% to 45.98% respectively, percentage of attributable interest unchanged from 30 June 2001.

	Share capital issued		Percentage of equity shares held		
	Number	Par value per share	By the Company	By the Group	Principal activities
Incorporated and operating in Hong Kong					
Companies limited by shares					
ATL Logistics Centre Hong Kong Limited	100,000 "A" ordinary	HK$1	–	41.75	Operation of cargo handling and storage facilities
	20,000 "B" preference	HK$1	–	59.69	
	54,918 non-voting deferred	HK$1	–	–	
Tate's Cairn Tunnel Company Limited	1,100,000 ordinary	HK$0.01	–	29.50	Operation of toll tunnel
	600,000,000 non-voting deferred	HK$1	–	–	
Asia Container Terminals Limited	1,000 ordinary	HK$1	–	27.25	Development and operation of container terminal
Incorporated in Hong Kong and operating in Macau and the PRC					
Companies limited by shares					
Sino-French Holdings (Hong Kong) Limited	1,086,280 "A" ordinary	HK$100	–	–	Operation of water and electricity plants
	2,089,000 "B" ordinary	HK$100	–	50	
	1,002,720 "C" ordinary	HK$100	–	–	

II. INDEBTEDNESS

At the close of business on 30 September, 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the NWI Group had outstanding borrowings totalling approximately HK$11,459 million.

The NWI Group had outstanding secured bank loans of approximately HK$1,620 million. The bank loans are secured by the NWI Group's interest in certain PRC joint ventures, the toll collection right of certain toll roads in PRC held by the NWI Group in the PRC and pledge of deposits.

The NWI Group also had outstanding unsecured borrowings totalling approximately HK$7,968 million comprising bank loans of approximately HK$5,514 million, a loan from a fellow subsidiary of approximately HK$1,400 million and loans from minority shareholders of approximately HK$1,054 million.

In addition, the NWI Group had outstanding notes totalling approximately HK$551 million comprising 10% notes due 2004 of HK$200 million and floating rate notes due 2003 of approximately HK$351 million. The NWI Group also had approximately HK$1,320 million 1% convertible bonds due 2003 outstanding as at 30 September, 2002.

The NWI Group has contingent liabilities relating to guarantees given to banks of approximately HK$1,059 million in respect of the bank loan facilities extended to two jointly controlled entities of the NWI Group, out of which approximately HK$527 million has been counter-indemnified by an associated company of the NWI Group. As at 30 September, 2002, the outstanding amounts under the bank loan facilities in respect of the guarantees were approximately HK$374 million.

Save as aforesaid, and apart from intra-group liabilities and trade creditors, the NWI Group did not have outstanding at the close of business on 30 September, 2002 any debentures, loan capital issued and outstanding or agreed to be issued, overdrafts, loans or other similar indebtedness in the nature of borrowings, liabilities under acceptance or acceptance credits, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

The NWI Directors have confirmed that, as at the Latest Practicable Date, there has been no material change in the indebtedness and contingent liabilities of the NWI Group since 30 September, 2002.

III. FINANCIAL AND TRADING PROSPECTS

The financial and trading prospects of the infrastructure and ports businesses which the NWI Group currently holds are not expected to change significantly before Completion.

Following completion of the Reorganisation, the NWI Group will continue to operate its non-traditional infrastructure projects including mobile communications and data transmission operations in the PRC and the United States of America. The TMT Assets are maturing and many of them will be in a position to launch products in the market in 2003. Given that the TMT Assets are still in the developmental stages, the NWI Shareholders should note that the growth prospects and profitability of the TMT Assets are not proven and therefore, the financial prospects of the TMT Assets, will be dependent on the successful launch of the commercialised TMT products.

1. PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE NWI GROUP

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation. It is based on the audited net tangible assets of the Group as at 30 June, 2002, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

	HK$'000
Audited consolidated net assets of the NWI Group as at 30 June, 2002	11,962,644
Less: Deferred expenditure and goodwill *(Note 1)*	(85,890)
Audited consolidated net tangible assets of the NWI Group as at 30 June, 2002	11,876,754
Add: Cash Consideration to be received from PPC and the release of obligations under the BOC Loan *(Note 2)*	9,431,411
Less: Carrying value of the Infrastructure Assets to be disposed of to PPC *(Note 3)*	(9,070,338)
Estimated expenses relating to the Reorganisation	(35,000)
Change in the net tangible asset value of the Enlarged PPC Group to be held by the NWI Group immediately following the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares *(Note 4)*	(1,163,377)
Distribution of net tangible asset value of the Enlarged PPC Group to shareholders *(Note 5)*	(2,389,724)
Pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following the Reorganisation	8,649,726
Audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 *(Note 6)*	HK$12.47
Pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation *(Note 7)*	HK$9.08

Notes:

1. This includes deferred expenditure of HK$50,997,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,893,000 (as included under associated companies).

2. This represents the aggregate amount of Cash Consideration of HK$8,545,000,000 to be paid by PPC and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 by PPC for the disposal of Infrastructure Assets to PPC.

3. The carrying value of the Infrastructure Assets includes the book value of the Infrastructure Assets of HK$9,024,162,000 and the borrowing costs capitalised by the NWI Group of HK$46,176,000 relating to the financing of the qualifying investments in Tangjin Highways Companies.

4. This represents the change in share of net tangible assets of the PPC Group held by the NWI Group as at 30 June, 2002 of HK$3,553,101,000 and share of net tangible assets of the Enlarged PPC Group immediately before the Distribution of HK$2,389,724,000.

5. This represents distribution in specie of net tangible asset value of the Enlarged PPC Group held by the NWI Group immediately before Distribution to the NWI Shareholders.

6. The audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

7. The pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

2. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE NWI GROUP

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the NWI Group immediately following the Reorganisation. It is based on the audited consolidated net assets of NWI as at 30 June, 2002 as set out in Part 1 of Appendix I, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

	The NWI Group	Disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares								The NWI Group before Distribution	The Distribution				The NWI Group after Distribution
		Adjustments	*Note*	Adjustments	*Note*	Adjustments	*Note*	Adjustments	*Note*		Adjustments	*Note*	Adjustments	*Note*	
	HK$'000	*HK$'000*		*HK$'000*		*HK$'000*		*HK$'000*		*HK$'000*	*HK$'000*		*HK$'000*		*HK$'000*
Non-current assets															
Deferred expenditure	50,997									50,997					50,997
Associated companies	2,763,858					(730,677)	*3*			2,033,181					2,033,181
Investment in PPC	-					3,587,994	3	864,513	3	4,452,507	493,564	*5*	(4,946,071)	*5*	-
Jointly controlled entities	10,837,603			(6,607,719)	*2*	(2,357,125)	*3*			1,872,759					1,872,759
Fixed assets	7,493,158			(5,657,627)	*2*	(272,189)	*3*			1,563,342					1,563,342
Amount due from PPC	-	790,151	*1*							790,151					790,151
Other non-current assets	2,048,363					(3,027)	*3*			2,045,336					2,045,336
Total non-current assets	23,193,979									12,808,273					8,355,766
Current assets															
Amount due from PPC	-	96,260	*1*							96,260					96,260
Pledged deposits	838,666									838,666					838,666
Bank balances and cash	956,408	8,545,000	*1*	(352,182)	*2*	(349,331)	*3*			8,799,895					8,799,895
Other current assets	2,634,818			(296,726)	*2*	(6,091)	*3*			2,332,001					2,332,001
Total assets	27,623,871									24,875,095					20,422,588
Current liabilities															
Creditors and accruals	(1,257,892)			681,100	*2*	19,627	*3*	(35,000)	*4*	(592,165)					(592,165)
Current portion of long term liabilities	(2,236,935)			2,336	*2*					(2,234,599)					(2,234,599)
Other current liabilities	(1,103,713)			87,269	*2*	71	*3*			(1,016,373)					(1,016,373)
Total current liabilities	(4,598,540)									(3,843,137)					(3,843,137)
Non-current liabilities	(9,134,642)			1,397,339	*2*	12,489	*3*			(7,724,814)					(7,724,814)
Total liabilities	(13,733,182)									(11,567,951)					(11,567,951)
Minority interests	(1,928,045)			1,675,872	*2*	98,259	*3*			(153,914)					(153,914)
Net assets	11,962,644									13,153,230					8,700,723

Notes:

1. This represents the total consideration for the disposal of the Infrastructure Assets to PPC which includes:

   (i) Cash Consideration of HK$8,545,000,000; and

   (ii) amount due from PPC of HK$886,411,000 for the onward repayment of the principal and interest outstanding from NWCI under the BOC Loan to be undertaken by PPC. Of this amount, HK$96,260,000 is receivable within one year and is included in current assets and HK$790,151,000 receivable after one year is included in non-current assets.

2. These represent the carrying values of assets and liabilities of the Infrastructure Assets to be disposed of to PPC.

3. Immediately after the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares but before the Distribution, the NWI Group will hold 5,591,617,549 PPC Shares (equivalent to approximately 31.40% issued ordinary share capital of PPC), being the aggregate number of the 1,544,976,000 PPC Shares held by the NWI Group as at the Latest Practicable Date, 852,987,243 PPC Shares to be received as consideration for the disposal of the Infrastructure Assets to PPC and 3,193,654,306 PPC Shares to be received upon the conversion of all the Preference Shares.

   As a result of the dilution of interest from 75% to approximately 31.40% in the ordinary issued share capital of PPC immediately before the Distribution, PPC ceases to be accounted for as a subsidiary of NWI and the carrying values of assets and liabilities of the PPC Group of HK$3,587,994,000 (net) previously included in the consolidated accounts of NWI as at 30 June, 2002 are deducted from the assets and liabilities of the NWI Group. The net assets of the PPC Group held by the NWI Group of HK$4,452,507,000, being 31.40% of net assets of the PPC Group immediately before the Distribution, is accounted for as an investment in PPC.

4. This represents the estimated expenses to be incurred relating to the Reorganisation.

5. This represents distribution in specie of all the PPC Shares held by the NWI Group immediately before the Distribution. The amount of dividend of HK$4,946,071,000 represents the carrying value of net assets of the PPC Group of HK$4,452,507,000 and goodwill on acquisition previously taken to reserves of HK$493,564,000.

3. INDEBTEDNESS

Assuming the completion of the Reorganisation took place at the close of business on 30 September, 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the NWI Group had outstanding borrowings totalling approximately HK$10,294 million.

The NWI Group had outstanding secured bank loans of approximately HK$1,484 million. Of this amount, the BOC Loan of approximately HK$886 million was secured by the interests in the Tangjin Highway Companies. Pursuant to the Deed of Trust, PPC will undertake to repay the principal and interest outstanding under the BOC Loan from time to time as they fall due. The remaining bank loans of approximately HK$598 million were secured by pledge of deposits.

The NWI Group also had outstanding unsecured borrowings totalling approximately HK$6,939 million comprising bank loans of approximately HK$5,514 million, a loan from a fellow subsidiary of approximately HK$1,400 million and loans from minority shareholders of approximately HK$25 million.

In addition, the NWI Group had outstanding notes totalling approximately HK$551 million comprising 10% notes due 2004 of HK$200 million and floating rate notes due 2003 of approximately HK$351 million. The NWI Group also had an amount of approximately HK$1,320 million 1% convertible bonds due 2003 outstanding as at 30 September, 2002.

Pursuant to the Infrastructure Assets Sale Agreement, NWI will receive Cash Consideration of HK$8,545 million which will be used by NWI to voluntarily repay NWI's existing creditors in an aggregate amount of approximately HK$8,545 million.

Save as aforesaid, and apart from intra-group liabilities and trade creditors, the NWI Group did not have outstanding at the close of business on 30 September, 2002 any debentures, loan capital issued and outstanding or agreed to be issued, overdrafts, loans or other similar indebtedness in the nature of borrowings, liabilities under acceptance or acceptance credits, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

The NWI Directors have confirmed that, as at the Latest Practicable Date, there has been no material change in the indebtedness and contingent liabilities of the NWI Group since 30 September, 2002.

4. WORKING CAPITAL

The NWI Directors are of the opinion that, based on the expected cash flows, the NWI Group will, following completion of the Reorganisation, have sufficient working capital to meet its present requirements in the absence of unforeseen circumstances.

The following is the text of a letter summarising the principal conclusions of a valuation of the Infrastructure Assets as at 30 June, 2002 prepared for the purposes of inclusion in this circular, received from Sallmanns, an independent professional valuer.

Sallmanns

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

15/F Trinity House
166-171 Wanchai Road
Wanchai
Hong Kong

18 November, 2002

The Board of Directors
New World Infrastructure Limited
9/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Development Company Limited
30/F, New World Tower 1
18 Queen's Road Central
Hong Kong

The Board of Directors
Pacific Ports Company Limited
21/F, New World Tower 2
18 Queen's Road Central
Hong Kong

Dear Sirs,

In accordance with NWI's instructions, we have undertaken a valuation to determine the market value of (1) a 50% equity interest in Sino-French Holdings (Hong Kong) Limited ("Sino-French Holdings") and its subsidiaries (together, the "Sino-French Group"), and New World Infrastructure Limited's ("NWI") equity interest in 4 power plants in the PRC (the "PRC Power Projects") (together with the Sino-French Group, the "Power and Water Projects") and (2) NWI's equity interest in 36 toll roads, bridges and tunnels in the PRC and Hong Kong (altogether named the "Roads and Bridges Projects") as at 30 June, 2002 (the "Valuation Date"). This letter summarises the principal conclusions stated in our valuation report dated 18 November, 2002.

We understand that the valuation will be used for sales and acquisition reference purposes.

Our valuation was carried out on a market value basis. Market value is defined as *"the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".*

Power and Water Projects

NWI, through Sino-French Group and other indirectly held joint-venture companies, operates a water plant in Macau, 15 water plants and a micro-filtration equipment company in the PRC, 1 power plant in Macau and 4 power plants in the PRC.

Sino-French Group

Sino-French Holdings, incorporated in Hong Kong on 14 May 1985, is an investment holding company with no operating activity and its principal assets are 90%, 85% and 100% equity interests in Sino-French Energy Development Company Limited ("Sino-French Energy Development"), Sociedade de Abastecimento de Aguas Macau S.A.R.L. ("SAAM") and Sino French Water Development Company Limited ("Sino French Water Development") respectively.

Sino-French Energy Development owns 45% interest in Companhia de Electricidade de Macau – CEM, S.A. ("CEM"), a power plant in Macau. SAAM is a water supply company located in Macau. Sino French Water Development is an investment holding company which holds equity interests in various water plant investment companies. The Sino-French Group, through Sino French Water Development, indirectly owns equity interests in 14 water plants and a micro-filtration equipment company in the PRC. The Sino-French Group also owns approximately 8.64% equity interest in Shenyang Public Utility Holding Company Limited ("SPU"), a public listed company in Hong Kong and the PRC.

PRC Power Projects

The Power and Water Projects also include the PRC Power Projects. NWI has set up separate joint-venture companies (the "Power JV Companies") to construct, manage and operate the PRC Power Projects. The PRC Power Projects comprise 4 power plants in the PRC, which include 3 power plants in Guangdong Province and 1 power plant in Sichuan Province.

Roads and Bridges Projects

NWI has set up separate joint-venture companies (the "Road JV Companies") to construct, manage and operate the Roads and Bridges Projects. The operations of the project companies, except the Tate's Cairn Tunnel which is in Hong Kong, are in the PRC. In particular, there are 32 toll roads (of which Beijing-Zhuhai Expressway comprises sections I and II and Hui-Ao Roadway comprises the Hui-Ao section and the Hui-Dan section), 3 bridges and 1 tunnel. In terms of geographical location, there are 20 toll roads and 2 bridges in Guangdong Province, 6 toll roads in Guangxi Province, 4 toll roads in Shanxi Province, 1 expressway and 1 bridge in Tianjin Municipality, 1 expressway in Wuhan City and 1 tunnel in Hong Kong.

In arriving at our assessed value, we have considered three generally accepted approaches. They are market approach, cost approach and income approach. In this valuation, the market approach is not appropriate as there are insufficient comparable transactions from which to form an opinion of value. The cost approach is not appropriate as it ignores the economic benefits of ownership of the business. We have therefore relied solely on the income approach in determining our opinion of value.

We are of opinion that the income approach is the most appropriate in the present circumstances. In using the income approach, we believe that the discounted cash flow method best reflects the current situation.

The valuation of the Power and Water Projects and the Roads and Bridges Projects requires consideration of all pertinent factors affecting the operation of the respective operational areas and the respective projects' ability to generate future investment returns. The factors considered in this valuation included, but were not limited to, the following:

- the operating condition of the project companies in the Power and Water Projects and the Roads and Bridges Projects;
- the economic outlook in general and the specific economic environment related to the business;
- past and projected operating results of the project companies in the Power and Water Projects and the Roads and Bridges Projects;
- the potential of the business and industry outlook;
- comparative advantages and disadvantages of the business and industry;
- market-derived investment returns of entities engaged in similar lines of business; and
- the financial and operational risk of the business including the continuity of income and the projected future results.

In determining the value of the Power and Water Projects, and the Roads and Bridges Projects, we have made the following key assumptions:

- we have assumed that the projected business can be achieved with the effort of the project companies' management;
- as advised by NWI, all distributable cash flow generated by the Sino-French Group for year 2002 will be considered for the valuation of the Power and Water Projects, notwithstanding the fact that the valuation date is 30 June, 2002;
- in order to realize the growth potential of the business and maintain a competitive edge, additional manpower, equipment and facilities are necessary to be employed. For the valuation exercise, we have assumed that proposed facilities and systems are sufficient for future expansion;
- we have assumed that there will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of the Sino-French Group, the Power JV Companies and the Road JV Companies;
- natural weather can have an impact on toll roads, including flooding and other types of inclement weather. We have assumed that no extended closure will occur; and
- we have also assumed the accuracy of the financial and operational information provided to us by NWI and relied to a considerable extent on such information in arriving at our opinion of value.

In determining the discount rate for the operations adopted in the valuation, we have taken into account a number of factors including the current market condition and the underlying risk inherent in the business, such as uncertainty risk, liquidity risk, etc. The discount rates adopted in the valuation of the Power and Water Projects, and the Roads and Bridges Projects are as follows:

Power and Water Projects
Discount rate for the operations of CEM and SAAM is 10.68% while the discount rate for the operation of Sino French Water Development and the PRC Power Projects is 14.68%.

Roads and Bridges Projects
Discount rate for Roads and Bridges Projects is 14.84%.

We have applied these discount rates in the valuation of the Power and Water Projects, and the Roads and Bridges Projects and we believe that these discount rates are reasonable.

Please note that in aggregating the market values, we have not included the operating costs, loan repayments and other cash flow of the direct and indirect investment holding companies of the Roads and Bridges Projects and those 4 PRC power plants in the Power and Water Projects.

The conclusion of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Further, while the assumptions and consideration of such matters are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Sino-French Group, the Power JV Companies, the Road JV Companies and Sallmanns (Far East) Limited.

Based on our investigation and analysis, it is our opinion that as at 30 June 2002, the aggregate market value of the Power and Water Projects was **HK$3,459 million (HONG KONG DOLLARS THREE BILLION FOUR HUNDRED AND FIFTY-NINE MILLION)**, the Roads and Bridges Projects was **HK$6,701 million (HONG KONG DOLLARS SIX BILLION SEVEN HUNDRED AND ONE MILLION)**, and the aggregate market value of the Power and Water Projects, and the Roads and Bridges Projects was reasonably stated by the amount of **HK$10,160 million (HONG KONG DOLLARS TEN BILLION ONE HUNDRED AND SIXTY MILLION ONLY)**.

	Aggregate Market Value
Power and Water Projects	HK$3,459 million
Roads and Bridges Projects	HK$6,701 million
Total Aggregate Market Value	HK$10,160 million

Yours faithfully,
For and on behalf of
Sallmanns (Far East) Limited

Paul L. Brown
BSc, FRICS FHKIS
Chief Executive

Vincent T. B. Chong
ACA FHKSA FTIHK
Managing Director

The following is the text of a letter summarising the principal conclusions of a valuation of the NWS Group as at 30 June, 2002 prepared for the purposes of inclusion in this circular, received from American Appraisal, an independent professional valuer.

美國評值有限公司
American Appraisal Hongkong Limited

香港灣仔告士打道108號大新金融中心15樓 1506-10室
Rm 1506-10, 15/F., Dao Sing Financial Centre, 108 Gloucester Road, Wanchai, Hong Kong
Telephone 電話：(852) 2511 5200 Fascsimile 傳真：(852) 2511 9262
Website 網址：www.american-appraisal.com.hk

PRC Offices
Beijing:–
Unit 608, IBM Tower Pacific
Century Place, 2A Gong Ti Bei Liu,
Chacyang District Beijing,
China, PRC 100027
Tel : (86-10) 6539 1334, 6539 1335
Fax : (86-10) 6539 1336

Shanghai:–
39/F Plaza 66, 1266 Nan Jing
Road West, Shanghai,
China, PRC 200040
Tel : (86-21) 6288 1478/1474
Fax : (86-21) 6288 1475

Shenzhen:–
17A Block South Jing Yuan Building,
Hou Hai Road, Shekou, Shenzhen
China, PRC 518067
Tel/Fax : (86-755) 667 8717

International Offices
Africa
Austria
Canada
Czech Republic
Germany
Greece
Hungary
Italy
Japan
Mexico
Portugal
PR China
Russia
South America
Spain
Thailand
United Kingdom
United States

18 November, 2002

The Board of Directors
New World Services Limited
17/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Development Company Limited
30/F, New World Tower 1
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Infrastructure Limited
9/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
Pacific Ports Company Limited
21/F, New World Tower 2
18 Queen's Road Central
Hong Kong

Dear Sirs,

In accordance with your instructions, we have made an appraisal of the fair market value of the 100% equity interest in New World Services Limited ("NWS"), which includes the following business enterprises (the "Business Units"):

1. The Contracting Sub-division ("ConSD"), which includes 100% equity interest in NWS CON Holdings Ltd and its subsidiaries.

2. The E&M Engineering Sub-division ("E&MSD"), which includes 100% equity interest in NWS E&M Holdings Ltd. and its subsidiaries.

3. The Facility Management Sub-division ("FMSD"), which includes 100% equity interest in NWS FM Ltd and its subsidiaries.

4. The Property Management Sub-division ("PMSD"), which includes 100% equity interest in NWS P&M Ltd and its subsidiaries;

5. The Security Sub-division ("SecSD"), which includes 100% equity interest in NWS S&G Limited and its subsidiaries.

6. The Environmental & Consumer-related Sub-division ("EnvSD"), which includes 100% equity interest in NWS SER Ltd and its subsidiaries.

7. The Transport Division ("TranDiv"), which includes 100% equity interest in New World First Holdings Ltd and its subsidiaries.

8. The Financial Management and Investment Division ("FMIDiv"), which includes 100% equity interest in NWS Financial Management Services Ltd. and its subsidiaries.

This letter identifies the businesses appraised, describes the basis of valuation and assumptions, explains the valuation methodology utilized, and presents our conclusion of value.

The purpose of this appraisal is to express an independent opinion of the fair market value of the equity interest in the Business Units as at 30 June, 2002. It is our understanding that this appraisal is for asset injection into a listed company.

INTRODUCTION

Contracting Sub-division

ConSD provides a comprehensive range of construction and related services such as building construction, civil engineering, decoration and fitting-out works, construction management and building equipment and materials supply.

E&M Engineering Sub-division

E&MSD designs, provides and installs a wide range of building-related E&M engineering works including air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, and electrical systems.

Facility Management Sub-division

FMSD operates and manages the Hong Kong Convention and Exhibition Centre, the leading world-class fully-integrated convention and exhibition facility in Hong Kong and provides consultancy and advisory services in relation to design and operation of convention and exhibition facilities and related functions such as the setting up of media and broadcasting centres for major international functions, as well as restaurants and catering services.

Property Management Sub-division

PMSD provides services including building management, car park management and property agency in China.

Security Sub-division

SecSD provides security and guarding services and security alarm system installation and monitoring services.

Environment & Consumer-related Sub-division

EnvSD provides a diversified range of services, including building and office cleaning services, laundry services, landscaping, plant supply and pollution protection.

Transport Division

TranDiv provides various bus and ferry services.

Financial Management and Investment Division

FMIDiv primarily engaged in the insurance business and investment of listed securities.

BASIS OF VALUATION AND ASSUMPTIONS

We have appraised the Business Units on the basis of fair market value. Fair market value is defined as the estimated amount at which the business enterprise might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, and with the buyer and seller contemplating retention of the business at its present location for continuation of current operations unless the break-up of the business or the sale of its assets would yield greater investment returns.

The business enterprise is defined for this appraisal as the combination of all tangible assets (real property, machinery and equipment, and net working capital) and intangible assets of a continuing business. Alternatively, the business enterprise is equivalent to the invested capital of the business, that is, the combination of the value of the shareholders' equity and total debts.

Our investigation included discussions with the management of NWS in relation to the history, operations and prospects of the business and a review of the financial projections (the "Financial Projections") and business plan (the "B-plan") provided to us by the management of NWS, as well as a review of other relevant documents. We have assumed that the data we obtained in the due course of this valuation as well as the information, opinions and representation provided to us by NWS are true and accurate. Before arriving at our opinion of value, we have considered the following principal factors:

- the financial condition of the Business Units;
- the historical operating results and book value of the Business Units;
- the economic outlook in Hong Kong and the People's Republic of China ("PRC") in general and the specific economic and competitive elements affecting the Business Units' operation, their industries and their markets;
- the industries of the Business Units in Hong Kong and the PRC in general;
- the stage of development of the Business Units;

- the Financial Projections of the Business Units; and
- the business risks of the Business Units.

Due to the changing environment in which the Business Units are operating, a number of assumptions have to be established in order to sufficiently support our concluded value of the equity interest. The major assumptions adopted in this appraisal are:

- there will be no major changes in the existing political, legal and economic conditions in Hong Kong and the PRC in which the Business Units will carry on their businesses;
- there will be no major changes in the current taxation law in Hong Kong and the PRC in which the Business Units operate, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;
- exchange rates and interest rates will not differ materially from those presently prevailing;
- the availability of finance will not be a constraint on the forecast growth of the companies operation in accordance with the Financial Projections of the Business Units;
- the Financial Projections of the Business Units have been prepared on a reasonable basis, reflecting estimates which have been arrived at after due and careful consideration by the management of the Business Units;
- the Financial Projections provided by the Business Units management will materialize;
- the Business Units will retain and have competent management, key personnel, and technical staff to support their ongoing operation; and
- industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

VALUATION METHODOLOGY

Market Approach

One methodology employed in the Market Approach if the securities of the appraised company are publicly traded is the Direct Market Capitalisation Method. This method is based on observation of the market prices of the company's outstanding securities as of the appraisal date. The fair market value of the company is then arrived by summing up all these market values. In applying this method, a judgment has to be made on whether the efficient market hypothesis, which states that the market prices reflect all publicly available information regarding the value of securities, holds. Another judgment has to be made on whether the market prices of the publicly traded securities are supported by an adequate trading volume such that an indication of fair market values could be arrived.

Income Approach – Discounted Cash Flow Method

A discounted future returns method is normally used if the economic income from the company's future operations can be reasonably estimated and the company has a different short-term growth rate when compared to its stabilized growth rate.

The fair market value of the equity interest in the Business Units has been developed through the applications of the income approach known as the discounted cash flow method. In this method, the value depends on the present worth of future economic benefits to be derived from ownership of equity and debt. Thus, an indication of value is developed by discounting future free cash flows available for distribution to shareholders and for servicing debts to their present worth at market-derived rates of return appropriate for the risks and hazards of the companies. The fair market value of the equity interest equals to the sum of the present value of future free cash flows less total interest bearing debts.

A major requirement of the discounted cash flow approach is an earning forecast. The financial projections for the companies have been established for use. The basis for the forecasts is the ten-year projections, **from July 2002 to June 2012**, provided by the management of the companies. The fair market value of the Business Units was then calculated by adding the present values of the projected annual free cash flow ("FCF") covering the period projected in the Financial Projections and the terminal FCF value. The present values were derived by discounting the FCF by a discount rate that was appropriate for the risk of investing in the business. The forecast and its many associated assumptions largely rely upon our research findings and the representation of the companies' management.

The free cash flow in each of the projected years is derived by adjusting profit after taxation to the same year's non-cash expenses (including depreciation expenses and amortization expenses), financial charges of total debt (if any), including increments in net working capital and capital expenditures. The net present value of the future free cash flows is then discounted by a rate appropriate for the risks of the investment.

A discount rate is the expected rate of return (or yield) that an investor would have to give up by investing in the subject investment instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. When developing a discount rate to apply to the companies from operation, the discount rate is the weighted average cost of capital (WACC).

The costs of equity of the Business Units are developed using Capital Asset Pricing Model ("CAPM"). CAPM states that an investor requires excess returns to compensate for any risk that is correlated to the risk in the return from the stock market as a whole but requires no excess return for other risks. Risks that are correlated with the return from the stock market are referred to as systematic; other risks are referred to as non-systematic. Under CAPM, the appropriate rate of return is the sum of the risk-free return and the equity risk premium required by investors to compensate for the systematic risk assumed.

We have also taken into consideration company's specific risk and size in deriving the discount rate. Our analysis concluded that discount rates of the respective Business Units are as follows:

Business Units	WACC
Contracting	
ConSD	10%
E&MSD	10%
Property Management and Facility Management	
PMSD	10%
FMSD	9%
SecSD	14%
TranDiv	9%
Others	
EnvSD	9%
FMIDiv	15%
Consolidation adjustment	9.3%

CONCLUSION OF VALUE

Based upon the investigation and analysis outlined above and on the appraisal method employed, it is our opinion that as of 30 June, 2002, the fair market value of the equity interest in NWS is reasonably stated at the amount of HONG KONG DOLLAR ELEVEN BILLION AND THREE MILLION (HK$11,003,000,000). The detailed breakdown of the value is as follows:

	HK$(million)
ConSD and E&MSD	3,892
FMSD, PMSD and SecSD	3,656
TranDiv	3,980
Others	1,804
Less: Corporate Expenses	(688)
	12,644
Add: Excess Cash	1,051
Less: Debt	(2,692)
100% Equity Interest	11,003

This conclusion of value was based on generally accepted valuation procedures and practices that rely extensively on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained.

We have not investigated the title to or any liabilities against the property appraised.

We hereby certify that we have neither present nor prospective interests in NWS or the value reported.

Respectfully submitted,
For and on behalf of
AMERICAN APPRAISAL HONGKONG LIMITED
James Kwok
Vice President

The following is a text of a letter summarising the principal conclusions of a valuation of PPC as at 30 June, 2002 prepared for the purposes of inclusion in this circular, received from Chesterton Petty Limited, an independent professional valuer.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16th Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Tel 2840 1177
Fax 2840 0600

18 November, 2002

The Board of Directors
New World Development Company Limited
30/F, New World Tower 1
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Services Limited
17/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Infrastructure Limited
9/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
Pacific Ports Company Limited
21/F, New World Tower 2
18 Queen's Road Central
Hong Kong

Dear Sirs,

In accordance with your instructions, we have undertaken a valuation on behalf of Pacific Ports Company Limited ("PPC") to determine the market value of PPC's attributable equity interests, as at 30 June, 2002, in a portfolio of port and port-related projects (the "Portfolio") mainly comprising the following companies and projects:

(1) Xiamen Xinyuan Container Terminal Co., Ltd. ("Xinyuan")

(2) Xiamen New World Xiangyu Warehouse & Processing Zone Limited ("WPZ")

(3) Xiamen New World Xiang Yu Container Terminals Co., Ltd. ("Xiangyu")

(4) Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu")

(5) CSX Orient (Tianjin) Container Terminals Co., Limited ("CSXOT")

(6) N.S.A. (Tianjin) Int'l Cargo Distribution Co., Ltd. ("NSATL")

(7) United Asia Terminals (Yantian) Limited ("UATYL")

(8) CSX World Terminals Hong Kong Limited ("CSXWT Hong Kong")

(9) ATL Logistics Centre Hong Kong Limited ("ATL")

(10) Asia Container Terminals Limited ("ACT")

The purpose of this valuation is to express an independent opinion of the market value of PPC's attributable equity interest in the Portfolio as at 30 June, 2002.

Market value is defined as "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The Portfolio assets mainly comprise the aforesaid ten individual projects in China and Hong Kong. These projects include container terminals, container freight stations and cargo warehousing facilities. Brief descriptions of the Portfolio assets are as follows:

Xiamen New World Xiangyu Warehouse & Processing Zone Limited ("WPZ")

WPZ is a wholly-owned subsidiary of PPC incorporated in the PRC. WPZ operates as a logistics and distribution centre providing facilities for auxiliary services such as container depot, warehousing, maintenance workshop and logistics facilities. The management is currently planning to develop WPZ into an advanced warehousing and logistics facility.

WPZ currently holds an interest in land, which comprises two parcels of land with a total site area of approximately 89,448 square meters. The land use rights in respect of such land were granted to WPZ and the land use term commences from 3 July, 1994 and is for a period of 70 years for residential use, 50 years for composite and warehousing use and 40 years for commercial use.

Xiamen Xinyuan Container Terminal Co., Ltd. ("Xinyuan")

Xinyuan is a limited liability company incorporated in the PRC. Xinyuan leases 38,000 square metres of land from WPZ for the provision of cargo consolidation, container storage, container repair and maintenance services. The project commenced operation in 1999.

Pursuant to a sino-foreign equity joint venture contract dated 9 January, 1998 entered into between Wisemec Enterprises Limited, a wholly-owned subsidiary of PPC and Xiamen COSCO International Container Freight Station and Transportation Co., Ltd., Xinyuan was formed. In accordance with the above-mentioned contract, Xinyuan is 70% owned by PPC and the joint venture period is for a term of 20 years commencing from the date of issue of the business license.

Xiamen New World Xiang Yu Container Terminals Co., Ltd. ("Xiangyu")

Xiangyu is a newly formed sino-foreign joint venture company incorporated in the PRC. It operates berth Nos. 12 to 16 in Xiamen Port and provides container terminal services that range from container handling to CFS operations, storage, warehousing, trucking and other related services.

Pursuant to the merger agreement dated 28 June, 2002 entered into between Xiamen Xiang Yu Quay Co., Ltd. ("CJV 1"), Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. ("CJV 2"), and Xiamen Xiangyu Free Port Developing Co., Ltd. ("WSOLLC"), CJV 1 will merge with CJV 2 and WSOLLC by way of absorption whereby all assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV1 and thereafter CJV 2 and WSOLLC will cease to exist. In addition, CJV 1 will be converted from a cooperative joint venture into an equity joint venture when the merger is completed in accordance with the above-mentioned merger agreement, and a new joint venture company ("New JV") will be formally established as a result of such conversion.

The New JV will be owned as to 50% by Xiamen Xiangyu Group Corporation and 50% by New World (Xiamen) Port Investments Limited. The total investment and the registered capital of the New JV will be RMB1,150,000,000 and RMB384,040,000, respectively. The name of the New JV will be changed from Xiamen Xiang Yu Quay Co., Ltd. to Xiamen New World Xiang Yu Container Terminals Co., Ltd.

Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu")

Huisu is a limited liability company incorporated in the PRC. Its principal activity is the provision of trucking services, which commenced operation in 1998. It is intended that Huisu will expand into a multi-purpose facility handling containers and cargoes and provide terminal operation services. The designed handling capacity of Huisu is 40,000 twenty-foot equivalent units ("TEUs") per annum and 600,000 tonnes per annum.

Pursuant to a sino-foreign equity joint venture contract dated 18 June, 1995, Huisu was established by Suzhou Port and Commerce Company (now known as 蘇州通港港口有限公司) and Fairyoung (Suzhou) Port Investments Limited (now known as New World (Suzhou) Port Investments Limited), a wholly-owned subsidiary of PPC. The joint venture period is for a term of 30 years commencing from the date of issue of the business licence.

After share transfer, Huisu is now 75% owned by PPC and 25% owned by Suzhou Tonggang Ports Company Ltd.

CSX Orient (Tianjin) Container Terminals Co., Limited ("CSXOT")
(Formerly known as "Sea-Land Orient (Tianjin) Container Terminals Co., Limited")

CSXOT is a limited liability company incorporated in the PRC. CSXOT currently operates four container berths and one coal berth at Dongtuti in Tianjin Xingang, the PRC, providing container stevedoring, storage, repairs and refrigerated container handling services. CSXOT commenced operation in January 1999 and the designed handling capacity is 1,400,000 TEUs per annum.

Pursuant to a sino-foreign equity joint venture contract dated 31 January, 1997, CSXOT was established by Tianjin Port Holdings Co., Ltd. (formerly known as Port of Tianjin Authority) ("Party A") and CSX World Terminals New World (Tianjin) Limited ("Party B"). In accordance with the terms of contract, CSXOT is 49% owned by Party B, of which PPC has a 50% interest. The joint venture period is for a term of 30 years commencing from the date of issue of the business licence on 6 March, 1997.

Pursuant to a board resolution of CSXOT dated 17 December, 1998, the board of directors of CSXOT approved the extension of the commencement date of CSXOT from 1997 to 1999 for a term of 30 years until 31 December, 2029.

N.S.A. (Tianjin) Int'l Cargo Distribution Co., Ltd. ("NSATL")

NSATL is a limited liability company incorporated in the PRC. The main businesses of NSATL are intended to be the development and operation of a logistics, warehousing, and distribution centre on Land Lot Nos. F-2 and F-3 of Tianjin Port Free Trade Zone. Currently, the businesses of NSATL are not yet in operation. NSATL is a 100% owned subsidiary of PPC.

A state-owned land use rights in respect of the land use rights of Land Lot Nos. F-2 and F-3 of Tianjin Port Free Trade Zone was granted to NSATL pursuant to a Novation Agreement in December 1998. Total site area of these two land lots is approximately 134,650 square meters and the land use rights were granted to NSATL for a term of 50 years commencing from 15 July, 1997.

The proposed development scheme includes the construction of a warehouse with a gross floor area of approximately 20,000 square meters, and a stacking area of approximately 110,000 square meters. Upon completion, the whole project shall be developed as a logistics, warehousing and distribution centre. The property is currently vacant.

United Asia Terminals (Yantian) Limited ("UATYL")

UATYL is a limited liability company incorporated in Hong Kong. It is one of the leading providers of container freight station ("CFS"), warehousing and distribution services in southern China. UATYL intends to diversify its services into customized processing and packaging in the future. UATYL started operations in February 1997 and achieved a CFS handling turnover of 779,877 cubic metres in the first year. PPC has an attributable equity interest of 40% in UATYL.

CSX World Terminals Hong Kong Limited ("CSXWT Hong Kong")
(Formerly known as "Sea-Land Orient Terminals Limited")

CSXWT Hong Kong is a limited liability company incorporated in Hong Kong. The company currently operates berth 3, Kwai Chung Container Terminals ("CT3") in Kwai Chung, Hong Kong.

CT3 comprises a single 305-metre berth with an associated container yard, which occupies approximately 41 acres (approximately 16.7 hectares). Stacking capacity of container yard is approximately 10,872 TEUs. The berth is presently operated by 4 shore cranes. The air rights to part of the land have been leased to Asia Terminals Limited for the development of a CFS facility. CSXWT Hong Kong retains the right to use the podium area of this building for container storage purposes.

CT3 is the most efficient container terminal in Hong Kong in terms of throughput per berth and average crane productivity. It also provides container terminal services including loading and unloading containers between vessels and the terminal, cargo consolidation, equipment repair and maintenance. In fiscal year 2001 of PPC, CSXWT Hong Kong achieved throughput of 1,740,000 TEUs per annum, representing an increase of 5% over that of the last corresponding period.

Other than CT3 operation, CSXWT Hong Kong directly owns a 50% equity interest in ATL Logistics Centre Hong Kong Limited. At present, PPC holds an attributable interest of approximately 33.34% in CSXWT Hong Kong.

ATL Logistics Centre Hong Kong Limited ("ATL")
(Formerly known as "Asia Terminals Limited")

Asia Terminals Ltd was renamed ATL Logistics Centre Hong Kong Limited in December 2000. ATL is a limited liability company incorporated in Hong Kong engaging in development, construction and operation of ATL Logistics Centre, a container freight station and cargo distribution centre at berth 3, Kwai Chung Container Terminals, Hong Kong.

Currently CSXWT Hong Kong holds a 50% direct equity interest in ATL and another 39% indirect equity interest in ATL is held through a wholly-owned subsidiary of PPC. Including an approximately 16.67% attributable interest held through CSXWT, PPC owns a total of approximately 55.67% attributable interest in ATL.

ATL comprises a container freight station and cargo distribution centre occupying two blocks of 7 and 13 storeys, completed in 1988 and 1994 respectively. The two blocks together provide a total gross floor area of over 9 million square feet, giving some 5.9 million square feet of usable office, warehousing and loading/unloading space. It is one of the world's largest multi-storey drive-in container freight storage buildings. The terminal is constructed upon a portion of the land occupied by CT3.

Pursuant to two lease agreements dated 30 January, 1985 and 19 September, 1989, ATL holds the airspace above the designated land from CSXWT Hong Kong and received the right to construct the terminal complex on it.

Asia Container Terminals Limited ("ACT")

ACT is a limited liability company incorporated in Hong Kong, which has the joint right with Hongkong International Terminals Limited ("HIT") and Modern Terminals Limited ("MTL") to construct, develop, and operate Container Terminal No. 9 ("CT9") in Tsing Yi, Hong Kong granted by Hong Kong Government on 7 December, 1998.

In accordance with the swap agreement dated 7 December, 1998 with MTL, ACT will swap its interest in two berths of CT9 upon its completion in late 2004 for the right to own and operate the two existing berths at Container Terminal No. 8 West ("CT8W") currently operated by MTL. In December 1998, an agreement was reached among the consortium members in ACT in principle on the major commercial issues.

CT9 will have a total of six berths with an estimated berth length of 1,940 metres. ACT has the interest of 2 berths in CT9. The construction has been commenced in early 2000 and the estimated completion date for ACT's two berths at CT9 is scheduled in late 2003.

Methodology

In the course of the valuation, we have adopted an income approach methodology known as the price/earnings multiple method to derive the market value of the Portfolio. Pursuant to this methodology, a required rate of return of PPC is derived according to the market information including the risk free rate of return in the market and the expected market return. The required rate of return derived under the said methodology is approximately 10% and a multiplier named as "price/earnings multiple" is then arrived at by inversing the required rate of return after taking into account the expected growth of PPC. The market value of the Portfolio is derived by applying the price/earnings multiple to the profit attributable to shareholders of PPC excluding all non-operating and non-recurring items for the period from 1 July, 2001 to 30 June, 2002.

Apart from adopting the price/earnings multiple method, we have also reviewed the market value of each individual company to justify the valuation by reference to the discounted cash flow approach. However, the price/earnings multiple method is being adopted since the methodology is a widely accepted market approach in the industry to value portfolio investment. Also, bearing in mind of the fact that PPC operates and owns a number of infrastructure projects, we are of the opinion that the price/earnings multiple method can arrive at a more equitable result for each individual project to reflect the market value of PPC.

Based on the financial results of PPC for the year ended 30 June, 2002, the profit attributable to shareholders excluding non-operating and non-recurring items is approximately HK$353 million. Within the Portfolio, we understand that several companies are not yet in operation or their earnings have not been taken into account in the current year. NSATL and ACT are both not yet in operation and thus the earnings of these companies have not been reflected in the aforesaid profit. Also, some of the companies have just commenced their operation in recent years, including Xinyuan, WPZ, Huisu and CSXOT and their earnings are expected to increase in the forthcoming years. Also, in deriving the price/earnings multiple, we have made reference to various publicly listed companies of similar business nature (port or port-related) in the Asia Pacific region. We have further considered the current portfolio of assets, the capital structure, the liquidity of the interests in the Portfolio and other relevant factors. Bearing in mind of the above, a price earnings multiple of 13.9 is considered reasonable to be adopted.

In the course of the valuation of the Portfolio, We have taken into consideration all pertinent factors affecting PPC's ability to generate future cash flow. These factors include the following:

- the general economic outlook as well as specific investment environment for the Portfolio;
- the nature and current financial status of each company in the Portfolio;
- past and projected performance of each company in the Portfolio;
- the market rate of return for similar businesses; and
- the financial and business risks with regard to the nature of the business and the general economic environment.

Based on the above, we are of the opinion that the market value of the Portfolio as at 30 June, 2002 is in the order of HK$4,900 million (HONG KONG DOLLARS FOUR THOUSAND NINE HUNDRED MILLION).

While we have exercised our professional knowledge and cautions in adopting assumptions and other relevant key factors in our valuation, those factors and assumptions are still vulnerable to the change of the business, economic environment, competitive uncertainties or any other abrupt alterations of external factors.

We have reviewed financial information, project documents and other pertinent data relating to the Portfolio provided by PPC. We have no reason to doubt the truth and accuracy of the information provided by PPC. We have also made relevant inquiries and obtained further information as necessary for the purposes of this valuation.

We have not carried out any on-site measurements or structural survey. We are not able to report that the relevant properties of the Portfolio are free from rot, infestation or any other structural defect.

Yours faithfully
For and on behalf of
Chesterton Petty Ltd.
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS (GP)
Executive Director

Note: Charles C K Chan, Chartered Estate Surveyor, MSc, FRICS, FHKIS, MCIArb, RPS (GP) has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 17 years' experience in valuation of properties in Hong Kong and has extensive experience in valuation of properties in the PRC.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to NWI. The NWI Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS BY THE NWI DIRECTORS

(a) As at the Latest Practicable Date, the interests of the NWI Directors and their associates in any equity or debt securities of NWI or any of its associated corporations as defined in the SDI Ordinance which require notification pursuant to Section 28 of the SDI Ordinance (including interests which any such director is deemed or taken to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance), or which are required to be entered into the register maintained by NWI under Section 29 of the SDI Ordinance or which require notification pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

	Number of shares held			
Company/NWI Director	**Personal interests**	**Family interests**	**Corporate interests** *(Note)*	**Total**
NWI				
(Ordinary shares of HK$1.00 each)				
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–	1,000,000
Mr. Chan Wing-Tak, Douglas	700,000	–	–	700,000
Mr. Chan Kam-Ling	6,800	–	–	6,800
NWD				
(Ordinary shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	23,253	–	–	23,253
Mr. Chan Kam-Ling	90,470	–	–	90,470
NWCL				
(Ordinary shares of HK$0.10 each)				
Mr. Doo Wai-Hoi, William	700,000	–	–	700,000
Mr. Chan Kam-Ling	100,000	–	–	100,000
Extensive Trading Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	–	–	380,000	380,000
Mr. Leung Chi-Kin, Stewart	160,000	–	–	160,000
Mr. Chan Kam-Ling	–	–	80,000	80,000
Hip Hing Construction Company Limited				
(Non-voting deferred shares of HK$100.00 each)				
Mr. Chan Kam-Ling	15,000	–	–	15,000

Company/NWI Director	Number of shares held Personal interests	Family interests	Corporate interests *(Note)*	Total
HH Holdings Corporation				
(Ordinary shares of HK$1.00 each)				
Mr. Chan Kam-Ling	15,000	–	–	15,000
International Property Management Limited				
(Non-voting deferred shares of HK$10.00 each)				
Mr. Chan Kam-Ling	1,350	–	–	1,350
Master Services Limited				
(Ordinary shares of US$0.01 each)				
Mr. Leung Chi-Kin, Stewart	16,335	–	–	16,335
Mr. Chan Kam-Ling	16,335	–	–	16,335
Matsuden Company Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	44,000	–	–	44,000
Mr. Chan Kam-Ling	–	–	44,000	44,000
NWS				
(Ordinary shares of HK$0.10 each)				
Mr. Cheng Kar-Shing, Peter	–	–	3,382,788	3,382,788
Mr. Leung Chi-Kin, Stewart	4,214,347	–	250,745	4,465,092
Mr. Chan Kam-Ling	–	–	10,602,565	10,602,565
Progreso Investment Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	–	–	119,000	119,000
Tai Yieh Construction & Engineering Company Limited				
(Non-voting deferred shares of HK$1,000.00 each)				
Mr. Chan Kam-Ling	250	–	–	250
Urban Property Management Limited				
(Non-voting deferred shares of HK$1.00 each)				
Mr. Cheng Kar-Shing, Peter	–	–	750	750
Mr. Leung Chi-Kin, Stewart	750	–	–	750
YE Holdings Corporation				
(Ordinary shares of HK$1.00 each)				
Mr. Leung Chi-Kin, Stewart	37,500	–	–	37,500

Note: These shares were beneficially owned by a company in which the relevant NWI Director was deemed to be entitled under the SDI Ordinance to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(b) As at the Latest Practicable Date, the following NWI Directors held outstanding share options granted under the share option scheme adopted by NWI on 3 October, 1997 entitling them to subscribe for such number of NWI Shares as set out below:

Name of NWI Director	Date of grant	Number of share options outstanding with exercise price per NWI Share of HK$10.20[1]	HK$12.00[2]
Dr. Cheng Kar-Shun, Henry	2 December, 1998	600,000	2,400,000
Mr. Doo Wai-Hoi, William	16 December, 1998	200,000	800,000
Mr. Chan Wing-Tak, Douglas	26 November, 1998	320,000	1,280,000
Mr. Cheng Kar-Shing, Peter	1 December, 1998	120,000	480,000
Mr. Leung Chi-Kin, Stewart	8 December, 1998	120,000	480,000
Mr. Chan Kam-Ling	9 December, 1998	200,000	800,000
Mr. So Ngok	26 November, 1998	200,000	800,000
Dr. Li Kwok-Po, David	28 November, 1998	120,000	480,000
Mr. Cheng Wai-Chee, Christopher	11 December, 1998	120,000	480,000
Mr. Coull, Gary William John	26 November, 1998	120,000	480,000
Mr. Fu Sze-Shing	23 September, 1999	240,000[3]	960,000[4]

Notes:

(1) Exercisable from 1 July, 1999 to 1 June, 2004, unless otherwise stated.

(2) The share options are divided into three tranches exercisable from 1 July, 2000, 1 July, 2001 and 1 July, 2002, respectively, to 1 June, 2004, unless otherwise stated.

(3) Exercisable from 1 July, 2000 to 1 June, 2005.

(4) The share options are divided into three tranches exercisable from 1 July, 2001, 1 July, 2002 and 1 July, 2003, respectively, to 1 June, 2005.

(c) As at the Latest Practicable Date, the following NWI Directors held outstanding share options granted under a share option scheme adopted by PPC entitling them to subscribe for such number of PPC Shares as set out below:

Name of NWI Director	Date of grant	Number of share options outstanding with exercise price per PPC Share of HK$0.693
Mr. Chan Wing-Tak, Douglas	11 May, 1999	10,000,000 *(Note)*

Note: The share options are divided into four tranches exercisable from 5 November, 1999, 5 May, 2001, 5 May, 2002 and 5 May, 2003, respectively, to 4 November, 2004.

(d) As at the Latest Practicable Date, the following NWI Directors held outstanding share options granted under a share option scheme adopted by NWCL entitling them to subscribe for such number of shares in NWCL at a price of HK$1.955 per share as set out below:

Name of NWI Director	**Date of grant**	**Period during which share options may be exercisable** *(Note)*	**Number of share options outstanding**
Dr. Cheng Kar-Shun, Henry	7 February, 2001	8 March, 2001 to 7 March, 2006	5,000,000
Mr. Doo Wai-Hoi, William	8 February, 2001	9 March, 2001 to 8 March, 2006	2,800,000
Mr. Chan Wing-Tak, Douglas	12 February, 2001	13 March, 2001 to 12 March, 2006	500,000
Mr. Cheng Kar-Shing, Peter	9 February, 2001	10 March, 2001 to 9 March, 2006	2,500,000
Mr. Leung Chi-Kin, Stewart	7 February, 2001	8 March, 2001 to 7 March, 2006	500,000
Mr. Chan Kam-Ling	9 February, 2001	10 March, 2001 to 9 March, 2006	400,000
Mr. So Ngok	9 February, 2001	10 March, 2001 to 9 March, 2006	500,000

Note: The share options are exercisable during a period of five years commencing from the expiry of one month after the respective dates of grant when the offers of the share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20% of the total number of the share options granted together with any unexercised share options carried forward from the previous year(s).

Other than the shares and share options set out above, as at the Latest Practicable Date, none of the NWI Directors or chief executive of NWI had any interest in any equity or debt securities of NWI or any associated corporation (within the meaning of the SDI Ordinance) which would be required to be: (i) notified to NWI and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a director would be taken or deemed to have under Section 31 of, or Part I of the schedule to, the SDI Ordinance); (ii) entered in the register kept by NWI pursuant to Section 29 of the SDI Ordinance; or (iii) notified to NWI and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS OF NWI

(a) As at the Latest Practicable Date, so far as is known to the NWI Directors or chief executive of NWI, the persons (other than an NWI Director or the chief executive of NWI) directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of NWI, or options to subscribe for 10% or more of the nominal value of such shares were as follows:

Name	*Notes*	**Number of shares**
CTFEL	*(1)*	519,919,085
NWD	*(2)*	519,919,085
Sea Walker Limited ("SWL")	*(3)*	516,561,485
Mombasa Limited ("Mombasa")		516,561,485
AIG Asian Infrastructure Management II Ltd. as general partner of AIG Asian Infrastructure Management II LP as general partner of AIG Asian Infrastructure Fund II LP		96,848,750

Notes:

(1) CTFEL and its subsidiaries have interests in more than one-third of the issued shares of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) This interest represents 516,561,485 shares deemed to be held by SWL and 3,357,600 shares directly held by Financial Concepts Investment Limited ("FCIL"). SWL is a wholly-owned subsidiary of NWD and NWD has a 52.35% indirect interest in FCIL. NWD is deemed to have interests in the shares held by SWL and FCIL.

(3) Mombasa is a wholly-owned subsidiary of SWL and its interests in NWI is deemed to be held by SWL.

Save as disclosed above, no other person was recorded in the register kept pursuant to Section 16 of the SDI Ordinance as having an interest in 10% or more of the issued share capital of NWI as at the Latest Practicable Date.

(b) Save as disclosed in this appendix, the prospectus issued by NWI dated 17 October, 1995, NWI's circulars to NWI shareholders and published announcements of NWI, so far as is known to the NWI Directors or the chief executive of NWI, no other person was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the NWI Group, or options to subscribe for 10% or more of the nominal value of such shares as at the Latest Practicable Date.

4. ADDITIONAL DISCLOSURE OF INTERESTS IN NWI

(a) As at the Latest Practicable Date, three of the NWI Directors (who were also shareholders of NWS) were interested in the Services Assets Sale Agreement, details of their respective shareholdings in NWS are disclosed under paragraph 2 of this appendix. Save as disclosed above, none of the NWI Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the NWI Group.

(b) As at the Latest Practicable Date, none of the NWI Directors had entered, or proposed to enter, into a service contract with any member of the NWI Group which is not determinable by the relevant member of the NWI Group within one year without payment of compensation, other than statutory compensation.

(c) As at the Latest Practicable Date, none of Anglo Chinese, Commerzbank, Sallmanns, American Appraisal, Chesterton or PricewaterhouseCoopers had any shareholding in any member of the NWI Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the NWI Group.

(d) As at the Latest Practicable Date, three of the NWI Directors (who were also shareholders of NWS) were interested in the Services Assets, details of their respective shareholdings in NWS are disclosed under paragraph 2 of this appendix. Save as disclosed above, none of the NWI Directors, Anglo Chinese, Commerzbank, Sallmanns, American Appraisal, Chesterton or PricewaterhouseCoopers had any direct or indirect interest in any asset which had been acquired or disposed of by, or leased to, any member of the NWI Group, or was proposed to be acquired or disposed of by, or leased to, any member of the NWI Group, since 30 June, 2002, the date to which the latest published audited financial statements of the NWI Group were made up.

5. MATERIAL ADVERSE CHANGE

The NWI Directors are not aware of any material adverse change in the financial or trading position of the NWI Group since 30 June, 2002, the date to which the latest published audited financial statements of the NWI Group were made up.

6. QUALIFICATIONS AND CONSENT

Anglo Chinese is an investment adviser and dealer registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong. Anglo Chinese has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

Commerzbank is a licensed bank under the Banking Ordinance, Chapter 155 of the Laws of Hong Kong. Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

Sallmanns, an independent professional valuer, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

American Appraisal, an independent professional valuer, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

Chesterton, an independent professional valuer, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

PricewaterhouseCoopers, Certified Public Accountants, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of the accountants' reports in the PPC Circular and references to its name in the form and context in which they appear.

7. SUMMARY OF MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business carried on by the NWI Group) have been entered into by members of the NWI Group within the two years preceding the date of this circular and are or may be material:

(a) the Infrastructure Assets Sale Agreement;

(b) the Services Assets Sale Agreement; and

(c) a merger agreement dated 28 June, 2002 among: (i) Xiamen Xiang Yu Quay Co., Ltd. (an indirect subsidiary of each of NWI and PPC); (ii) Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd.; and (iii) Xiamen Xiangyu Free Port Developing Co., Ltd. pursuant to which (i) would merge with (ii) and (iii) by way of absorption (i.e. the assets and liabilities of (ii) and (iii) would be absorbed by (i) and thereafter (ii) and (iii) would cease to exist) for an aggregate consideration of RMB624,167,788 (approximately HK$588,837,536).

8. LITIGATION

Neither NWI nor any of its subsidiaries is engaged in any litigation or claim of material importance and, so far as the NWI Directors are aware, no litigation or claim of material importance is pending or threatened against NWI or any of its subsidiaries.

9. MISCELLANEOUS

(a) The English text of this circular shall prevail over the Chinese text.

(b) The secretary of NWI is Mr. Chow Oi-Wah, Fergus, *FCCA, AHKSA*.

(c) The head office and the principal place of business of NWI is at 9th Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong. The registered office of NWI is at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. The branch registrar and transfer office of NWI in Hong Kong is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office and principal place of business of NWI at 9th Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong from the date of this circular up to and including 12 December, 2002:

(a) the memorandum and articles of association of NWI;

(b) the annual reports of NWI for the years ended 30 June, 2000, 2001 and 2002;

(c) the accountants' reports from PricewaterhouseCoopers dated 18 November, 2002, the text of which are set out in appendix I of the PPC Circular;

(d) the audited financial statements of the PPC Group for the years ended 30 June, 2000, 2001 and 2002;

(e) the letter of advice from Anglo Chinese to the NWI Independent Board Committee dated 18 November, 2002, the text of which is set out on pages 34 to 50 of this circular;

(f) the letter of advice from Commerzbank to the independent board committee to PPC dated 18 November, 2002, the text of which is set out in the PPC Circular;

(g) the summary letter and the valuation report of Sallmanns. The text of the summary letter is set out in appendix III of this circular;

(h) the summary letter and the valuation report of American Appraisal. The text of the summary letter is set out in appendix IV of this circular;

(i) the summary letter and the valuation report of Chesterton. The text of the summary letter is set out in appendix V of this circular;

(j) the material contracts referred to in the paragraph headed "Summary of Material Contracts" in this appendix;

(k) the written consents referred to in paragraph 6 of this appendix; and

(l) a copy of the circular issued by NWI and PPC jointly dated 23 July, 2002.

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Pacific Ports Company Limited, you should at once hand this Circular to the purchaser or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

This Circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Pacific Ports Company Limited.

Pacific Ports Company Limited
太平洋港口有限公司

(incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

REORGANISATION OF NEW WORLD INFRASTRUCTURE LIMITED, PACIFIC PORTS COMPANY LIMITED AND NEW WORLD SERVICES LIMITED, SUBSIDIARIES OF NEW WORLD DEVELOPMENT COMPANY LIMITED

Acquisition of Infrastructure Assets from New World Infrastructure Limited

Acquisition of New World Services Limited from New World Development Company Limited and others

Increase in Authorised Share Capital
Share Consolidation
Change of Name

Joint Financial Advisers

BOCI Asia Limited

中國工商銀行(亞洲)
ICBC (Asia)

Independent Financial Adviser to the PPC Independent Board Committee

COMMERZBANK
Commerzbank AG Hong Kong Branch

A letter from the PPC Board is set out on pages 9 to 36 of this Circular and a letter from the PPC Independent Board Committee is set out on pages 37 to 38 of this Circular. In addition, a letter from Commerzbank is set out on pages 39 to 59 of this Circular.

A notice dated 18 November 2002 convening a special general meeting of the shareholders of Pacific Ports Company Limited to be held at Room 403, Level 4, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 12 December 2002 at 10:30 am is set out on pages 241 to 243 of this Circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

18 November 2002

This page has intentionally been left blank

CONTENTS

CONTENTS

EXPECTED TIMETABLE FOR SHARE CONSOLIDATION

	2002
Latest time for lodging forms of proxy for the Special General Meeting	10:30 am on Tuesday, 10 December
Special General Meeting to be held at	10:30 am on Thursday, 12 December
	2003
Date of Completion	Wednesday, 15 January
Effective date of the Change of Name	on or about Thursday, 30 January
Effective date of the Share Consolidation	Tuesday, 4 February
Dealings in Consolidated Shares commence	9:30 am on Tuesday, 4 February
Existing counter for trading in board lots of 2,000 PPC Shares closes	9:30 am on Tuesday, 4 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 am on Tuesday, 4 February
First day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Tuesday, 4 February
Existing counter for trading in board lots of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 am on Tuesday, 18 February
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 am on Tuesday, 18 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 pm on Tuesday, 11 March
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 pm on Tuesday, 11 March
Last day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Friday, 14 March

Shareholders should note that the above expected timetable is prepared on the assumptions that the relevant resolutions are passed at the Special General Meeting, Completion will take place on 15 January 2003 and the Change of Name will become effective on or about 30 January 2003. The above expected timetable is therefore indicative only and is subject to change. A further announcement will be made in the event of any such change.

In this Circular, the following expressions have the meaning set out below unless the context requires otherwise:

"Acquisitions"	the Infrastructure Assets Acquisition and the Services Assets Acquisition
"Adjusted EBITDA"	EBITDA before net gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets, provision for bad and doubtful debts, bad debts written off, unrealised loss on other investments and impairment losses of non-trading securities
"American Appraisal"	American Appraisal Hongkong Limited, an independent professional valuer
"Announcement"	the joint announcement issued by NWD, NWI and PPC on 21 October 2002 in connection with the Reorganisation
"associates"	has the meaning ascribed to it under the Listing Rules
"BOC Loan"	the RMB998,700,000 term loan facility pursuant to an agreement dated 17 September 1999 (as amended by a supplementary agreement dated 6 December 1999) between NWCI as borrower and the Bank of China as lender
"Book Value"	the book value of the unaudited consolidated net asset value of Stalagmite Investments Limited (a Sale Company through which NWI holds its effective interest in the Wuhan Bridge) as at 30 June 2002, being approximately HK$751 million
"Bridge Companies"	the CJVs in which the relevant Sale Companies hold an indirect interest and which operate three toll bridges in Guangdong and Tianjin in the PRC; and Wuhan Bridge Construction Company Limited, a joint stock company established under the laws of the PRC, in which the relevant Sale Company holds an indirect interest
"Cash Consideration"	HK$8,545 million (subject to adjustment as described in the section headed "Infrastructure Assets Sale Agreement – Adjustment to the Cash Consideration" in the "Letter from the PPC Board" in this Circular), being the cash amount payable by PPC to NWI upon completion of the Infrastructure Assets Acquisition
"Cash Earnings"	profit attributable to shareholders before depreciation and amortisation, net gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets and other non-cash items (including provision for bad and doubtful debts, bad debts written off, unrealised loss on other investments and impairment losses of non-trading securities)

"Change of Name"	the change of the English name of PPC from "Pacific Ports Company Limited" to "NWS Holdings Limited" and the change of the Chinese name of PPC, for identification purposes only, from "太平洋港口有限公司" to "新創建集團有限公司"
"Chesterton"	Chesterton Petty Ltd., an independent professional valuer
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"Commerzbank"	Commerzbank AG acting through its Hong Kong Branch, the independent financial adviser to the PPC Independent Board Committee in relation to the Acquisitions
"Compensation Amount"	the amount of cash compensation (net of reasonable expenses) which may be received by PPC as a result of the Wuhan government requiring the Wuhan Bridge to cease toll collection from 1 October 2002 and/or the proceeds, if any, from the sale of the effective interest in the Wuhan Bridge held by the relevant Sale Company to the Chinese shareholders or the Wuhan government
"Completion"	completion of the Acquisitions
"Consideration Shares"	the NWI Consideration Shares and the NWS Consideration Shares
"Consolidated Shares"	ordinary shares of HK$1.00 each in the share capital of PPC to be created by the Share Consolidation
"CT9"	Container Terminal No. 9 in Tsing Yi Island, New Territories, Hong Kong
"CTFEL"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of NWD
"Deed of Trust"	the deed of trust and indemnity to be entered into between NWI and PPC on Completion in respect of NWCI's interest in the Tangjin Highway Companies
"Distribution"	the distribution in specie of the PPC Distribution Shares to NWI Shareholders in the ratio of approximately 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (subject to rounding down of fractional entitlements)
"EBITDA"	earnings before interest (and other finance costs), taxation, depreciation and amortisation

"Effective Date"	the date (currently expected to be 4 February 2003) on which the Share Consolidation will take effect as described in the section headed "Share Consolidation" in the "Letter from the PPC Board" in this Circular
"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Enlarged PPC Group"	PPC and its subsidiaries immediately following Completion
"Experts"	American Appraisal, Chesterton, Sallmanns, Commerzbank and PricewaterhouseCoopers
"Fully-Diluted Basis"	the share capital of PPC on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue (assuming that none of the options granted, or which may be granted, under PPC's share option schemes are exercised)
"Highway Companies"	the CJVs in which the relevant Sale Companies hold an indirect interest and which operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC; and Tate's Cairn Tunnel Company Limited, a company incorporated in Hong Kong with limited liability, in which the relevant Sale Company holds an indirect interest and which operates the Tate's Cairn Tunnel in Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"ICBC (Asia)"	Industrial and Commercial Bank of China (Asia) Limited
"Increase in Authorised Share Capital"	the increase in the authorised share capital of PPC from HK$1,180,000,000 to HK$2,400,000,000 by the creation of 12,200,000,000 new PPC Shares and the effective redesignation of the 4,000,000,000 unissued cumulative convertible redeemable preference shares into unissued ordinary shares
"Independent NWD Shareholders"	NWD Shareholders, other than CTFEL and its associates
"Independent NWI Shareholders"	NWI Shareholders, other than: (i) Mombasa Limited (the controlling shareholder of NWI and a wholly-owned subsidiary of NWD) and its associates; and (ii) Financial Concepts Investment Limited (a shareholder of NWI and a wholly-owned subsidiary of NWS) and its associates
"Independent PPC Shareholders"	PPC Shareholders, other than Seashore Development Limited (the controlling shareholder of PPC and a wholly-owned subsidiary of NWI) and its associates

"Infrastructure Assets"	NWI's effective interests (comprising equity and shareholder's loans and advances) in the Operating Companies which operate toll roads, bridges, tunnel, water treatment and power plants in Hong Kong, Macau and the PRC
"Infrastructure Assets Acquisition"	the acquisition of all the Infrastructure Assets by PPC from NWI pursuant to the Infrastructure Assets Sale Agreement
"Infrastructure Assets Acquisition Conditions"	the conditions precedent to the completion of the Infrastructure Assets Acquisition as set out under the section headed "Infrastructure Assets Sale Agreement – Conditions of the Infrastructure Assets Acquisition" in the "Letter from the PPC Board" in this Circular
"Infrastructure Assets Sale Agreement"	the conditional sale and purchase agreement between NWI and PPC dated 21 October 2002 relating to the Infrastructure Assets Acquisition
"Issue Price"	the issue price of approximately HK$0.9327 each in respect of the Consideration Shares
"Latest Practicable Date"	11 November 2002, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining information contained in this Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lotsgain"	Lotsgain Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of NWI
"Macau"	the Macau Special Administrative Region of the PRC
"NWCI"	New World Infrastructure (China) Investment Limited, a wholly foreign owned enterprise established by NWI under the laws of the PRC
"NWCL"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
"NWD Group"	NWD and its subsidiaries
"NWD Shareholders"	the holders of shares in the issued share capital of NWD

"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"NWI Consideration Shares"	approximately 853 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share on Completion, as part of the consideration payable by PPC to NWI for the Infrastructure Assets Acquisition
"NWI Group"	NWI and its subsidiaries
"NWI Notes"	the US$45 million floating rate notes due 2003 issued by NWI on 23 February 2000
"NWI Shareholders"	the holders of NWI Shares
"NWI Shares"	the shares of HK$1.00 each in the issued share capital of NWI
"NWS"	New World Services Limited, a company incorporated in the Cayman Islands with limited liability and which is approximately 52.35%-owned by NWD
"NWS Consideration Shares"	approximately 11,701 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share on Completion, as the consideration payable by PPC to the NWS Shareholders for the Services Assets Acquisition
"NWS Group"	NWS, its subsidiaries and its interests in associated companies
"NWS Shareholders"	the holders of NWS Shares
"NWS Shares"	the shares of HK$0.10 each in the issued share capital of NWS
"Operating Companies"	the Highway Companies, the Bridge Companies, the Power Companies, the Water Companies and the Tangjin Highway Companies
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"PPC Board"	the board of directors of PPC
"PPC Distribution Shares"	being approximately 5,592 million PPC Shares (comprising the 1,544,976,000 existing PPC Shares held by NWI, approximately 853 million NWI Consideration Shares and the 3,193,654,306 PPC Shares to be issued and allotted upon conversion in full of the Preference Shares)

"PPC Group"	PPC and its subsidiaries
"PPC Independent Board Committee"	the independent committee of the PPC Board constituted by Mr. Dominic Lai and Mr. Kwong Che-Keung, Gordon, independent non-executive directors of PPC, for the purpose of considering and advising the PPC Shareholders in connection with the Acquisitions
"PPC Shareholders"	the holders of PPC Shares
"PPC Shares"	the ordinary shares of HK$0.10 each in the share capital of PPC
"Ports Business"	the investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC
"Power Companies"	the CJVs and EJVs in which the relevant Sale Companies hold an indirect interest and which operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau
"PRC"	the People's Republic of China (and except where the context requires, references in this Circular to the PRC do not apply to Hong Kong, Macau or Taiwan)
"Preference Shares"	3,193,654,306 4% cumulative convertible redeemable preference shares of HK$0.10 each in the issued share capital of PPC held by Seashore Development Limited (representing approximately 155.03% of the issued ordinary share capital of PPC as at the date of this Circular, which can be converted into 3,193,654,306 PPC Shares at the option of Seashore Development Limited, a wholly-owned subsidiary of NWI)
"Pro Forma Statements"	the pro forma statement of unaudited adjusted consolidated net tangible assets, the unaudited pro forma statement of adjusted assets and liabilities, the unaudited pro forma combined profit and loss account and the unaudited pro forma combined cash flow statement of the Enlarged PPC Group, each as set out in Appendix III to this Circular
"Record Date"	9 January 2003 (or such other date as the board of directors of NWI or a committee thereof may decide), being the date by reference to which entitlements of NWI Shareholders to the PPC Distribution Shares under the Distribution are to be determined
"Reorganisation"	the Acquisitions and the Distribution

"RMB" or "Rmb"	Renminbi yuan, the lawful currency of the PRC
"Sale Companies"	a total of 42 companies incorporated in the British Virgin Islands through which NWI holds its effective interest in the Infrastructure Assets
"Sale Group Companies"	the Sale Companies and their respective subsidiaries and joint ventures
"Sallmanns"	Sallmanns (Far East) Limited, an independent professional valuer
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Services Assets"	the businesses of the NWS Group which comprise facilities, contracting, transport, financial and environmental services
"Services Assets Acquisition"	the acquisition of the entire issued share capital of NWS by PPC from the NWS Shareholders pursuant to the Services Assets Sale Agreement
"Services Assets Acquisition Conditions"	the conditions precedent to the completion of the Services Assets Acquisition as set out under the section headed "Services Assets Sale Agreement – Conditions of the Services Assets Acquisition" in the "Letter from the PPC Board" in this Circular
"Services Assets Sale Agreement"	the conditional sale and purchase agreement between NWD, PPC and the NWS Shareholders dated 21 October 2002 relating to the Services Assets Acquisition
"Share Consolidation"	the proposed consolidation of every 10 PPC Shares (issued and unissued) into one Consolidated Share
"Shareholder's Loans"	the shareholder's loans owing from the Sale Group Companies to Lotsgain which, as at 30 September 2002, amounted to approximately HK$6,020 million
"Special General Meeting"	the special general meeting of PPC to be held on 12 December 2002, notice of which is set out on pages 241 to 243 of this Circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under section 2 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong

"Tangjin Highway Companies"	the 14 CJVs which are 60%-owned by NWCI and which operate the Tangjin Expressway (Tianjin North section) in Tianjin in the PRC
"Tangjin Loans"	the shareholder's loans owing from the Tangjin Highway Companies to NWCI which, as at 30 September 2002, amounted to approximately HK$840 million
"TMT Assets"	the telecommunications, media and technology businesses owned by NWI
"US$"	United States dollars, the lawful currency of the United States of America
"Water Companies"	the companies in which the relevant Sale Company holds an indirect interest and which principally operate one water treatment plant in Macau and 15 water treatment plants and one micro-filtration equipment company in the PRC
"Wuhan Bridge"	Yangtze River Bridge No. 2, a bridge in Wuhan held by Wuhan Bridge Construction Company Limited, one of the Bridge Companies, which forms part of the Infrastructure Assets and which has ceased toll collection as required by the Wuhan government with effect from 1 October 2002

For the purposes of illustration only and unless otherwise specified in this Circular, amounts denominated in RMB have been translated into HK$ at the rate of RMB1.07 = HK$1.00 and amounts denominated in US$ have been translated into HK$ at the rate of US$1.00 to HK$7.80.

The terms "Adjusted EBITDA" and "Cash Earnings" as defined in this Circular are not measures generally used in the market, but the PPC Board believes that they are useful supplements to financial data as they will enable the PPC Shareholders to understand PPC's operating performance and are general indicators of PPC's ability to service and incur debt, to internally fund its operational activities and to pay dividends to the PPC Shareholders after the Reorganisation. However, the PPC Shareholders should not consider Adjusted EBITDA and Cash Earnings in isolation or as substitutes to operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of PPC's profitability or liquidity. Adjusted EBITDA and Cash Earnings do not take into account any functional or legal requirements of the business that may require PPC to conserve and allocate funds for debt service, capital expenditure or other commitments or restrictions. Adjusted EBITDA and Cash Earnings measures presented in this Circular may not be comparable to other similarly titled measures used by other companies.

Pacific Ports Company Limited
太平洋港口有限公司

(incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Cheng Kar-Shun, Henry *(Chairman)*
Chan Wing-Tak, Douglas *(Deputy Chairman)*
Doo Wai-Hoi, William
Lo Lin-Shing, Simon
So Ngok
Cheung Chin-Cheung, Tommy

Non-Executive Directors:
To Hin-Tsun, Gerald
Peter Francis Amour
Tse Po-Shing, Andy

Independent Non-Executive Directors:
Dominic Lai
Kwong Che-Keung, Gordon

Head office and principal place of business:
21st Floor
New World Tower 2
18 Queen's Road Central
Hong Kong

Registered office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

To the PPC Shareholders

18 November 2002

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTIONS

Acquisition of Infrastructure Assets from NWI
Acquisition of NWS from NWD and others
Increase in Authorised Share Capital
Share Consolidation
Change of Name

1 INTRODUCTION

NWD, NWI and PPC jointly issued an announcement on 21 October 2002 that NWD, NWI, PPC and the NWS Shareholders entered into the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement which, after Completion, would result in a reorganisation of NWI, PPC and NWS, all being subsidiaries of NWD.

The Reorganisation comprises:

- acquisition of the Infrastructure Assets by PPC from NWI for an aggregate consideration of approximately HK$10,227 million, representing the aggregate value of: (i) the Cash Consideration (HK$8,545 million, subject to adjustment, if any); (ii) approximately 853 million NWI Consideration Shares at the Issue Price of approximately HK$0.9327 per share; and (iii) the undertaking by PPC to pay certain liabilities of NWI in the aggregate amount of approximately HK$886 million;

- acquisition of the entire issued share capital of NWS by PPC from the NWS Shareholders for a consideration of approximately HK$10,913 million, which is to be satisfied by the issuance of approximately 11,701 million NWS Consideration Shares at the Issue Price of approximately HK$0.9327 per share, which represents a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share; and

- a distribution, following Completion, of the entire holding of approximately 5,592 million PPC Distribution Shares by NWI to the NWI Shareholders in the ratio of approximately 5.87 PPC Distribution shares to one NWI Share, which will include the new PPC Shares to be issued to NWI upon conversion in full of the Preference Shares.

Completion of these agreements is subject to, among other things, the approvals of the Independent NWD Shareholders, the Independent NWI Shareholders and the Independent PPC Shareholders. In addition, completion of each of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement is conditional upon completion of the other agreement and will, subject to satisfaction and/or waiver of the respective conditions specified in the agreements, take place simultaneously. Details of these agreements are set out in the sections headed "Infrastructure Assets Sale Agreement" and "Services Assets Sale Agreement" below.

Pursuant to the Reorganisation, PPC proposes to: (i) increase its authorised share capital; (ii) consolidate the PPC Shares; and (iii) change the company's name. The proposed increase in authorised share capital, share consolidation and name change are subject to Completion and the approval of the PPC Shareholders. Details of the proposed increase in authorised share capital, share consolidation and name change are set out in the section headed "Information on the PPC Group" below.

The PPC Independent Board Committee, comprising Mr. Dominic Lai and Mr. Kwong Che-Keung, Gordon, has been formed to consider the Acquisitions. Commerzbank has been appointed as the independent financial adviser to the PPC Independent Board Committee in respect of the Acquisitions.

The purpose of this letter and the other sections of the circular of which this letter forms part (the "Circular") is to provide you with information relating to the details of the Acquisitions, to set out the recommendation from the PPC Independent Board Committee and the advice from Commerzbank.

Terms defined in the Circular have the same meanings when used in this letter.

2 CORPORATE AND SHAREHOLDING STRUCTURE

The ordinary issued share capital of PPC will be increased from approximately 2,060 million shares as at the Latest Practicable Date to approximately 17,808 million shares upon issuance of the Consideration Shares and 3,193,654,306 PPC Shares pursuant to conversion in full of the Preference Shares but before the Share Consolidation.

As at the Latest Practicable Date, NWD had an interest of approximately 54.25% in NWI which, in turn, had an interest of 75.00% in the ordinary issued share capital of PPC. When the Reorganisation is completed, NWI will cease to hold any PPC Shares while NWD will remain the ultimate holding company of NWI and PPC.

The NWD Group's simplified corporate structures before and after the Reorganisation can be illustrated by the following charts:

Before the Reorganisation


NWD *
54.25% (1)
52.35%
NWI *
NWS (1)
Infrastructure Assets
Services Assets
TMT Assets
75.00%
PPC *
Ports Business

Note 1: As at the Latest Practicable Date, in addition to approximately 54.25%, NWD also had an indirect interest of approximately 0.35% in NWI held by Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.

* *Listed on the Stock Exchange*

After the Reorganisation



NWD *
54.25% (2)
52.00%
NWI *
PPC *
TMT Assets
Ports Business
Infrastructure Assets
100%
NWS (2)
Services Assets

Note 2: As at the Latest Practicable Date, NWS held an interest of approximately 0.35% in NWI through a wholly-owned subsidiary. Following completion of the Reorganisation, PPC (through that wholly-owned subsidiary of NWS) will hold an interest of approximately 0.35% in NWI and (as a result of the Distribution) NWS will hold an interest of approximately 0.11% in PPC.

* *Listed on the Stock Exchange*

The following table illustrates the simplified shareholding structure of NWI and PPC as at the Latest Practicable Date and after the Reorganisation:

	Before				After			
	Approximate % ownership of the ordinary issued share capital as at the Latest Practicable Date	Number of issued ordinary shares as at the Latest Practicable Date	Approximate % ownership of the ordinary issued share capital as at the Latest Practicable Date	Number of issued ordinary shares as at the Latest Practicable Date	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation	Number of issued ordinary shares immediately after the Reorganisation	Approximate % ownership of the ordinary issued share capital immediately after the Reorganisation	Number of issued ordinary shares immediately after the Reorganisation
	PPC	PPC	NWI	NWI	PPC	PPC	NWI	NWI
NWD	–	–	54.25	516,561,485	52.00	9,259,289,156	54.25	516,561,485
NWI	75.00	1,544,976,000	–	–	–	–	–	–
PPC	–	–	–	–	0.11[2]	19,709,112	0.35[2]	3,357,600
Directors[1]	–	–	0.18	1,706,800	0.06	11,153,000	0.18	1,706,800

(1) *For the purposes of this table, "directors" means: in respect of the shareholdings in NWI, the directors of NWI; and, in respect of the shareholdings in PPC, the directors of PPC.*

(2) *PPC will have an indirect interest of approximately 0.11% in itself and an interest of approximately 0.35% in NWI through Financial Concepts Investment Limited, a wholly-owned subsidiary of NWS.*

(3) *The shareholding structure of PPC immediately after Completion but before the conversion of Preference Shares and the Distribution is not shown in this table because the conversion of Preference Shares and the Distribution is conditional upon and is expected to take place immediately after Completion.*

3 REASONS FOR, AND BENEFITS OF, THE REORGANISATION

The PPC Board believes that the Reorganisation will be highly beneficial to PPC and the PPC Shareholders. The Reorganisation will broaden and deepen PPC's assets and scope of business. It is intended to allow the Enlarged PPC Group to pursue a clear business and growth strategy in the infrastructure, ports and services businesses, with which the group is expected to become a leader in those sectors in the PRC, Hong Kong and Macau. The Enlarged PPC Group's geographic footprint will cover Hong Kong, Macau and many strategically important and high-growth regions within the PRC including Tianjin, Guangdong, Xiamen, Beijing and Shanghai. The reasons for, and benefits of, the Reorganisation are discussed in greater detail below.

Strong Ability to Capture Growth in Greater China

The PPC Board believes that the Enlarged PPC Group will be well-positioned to capture the many exciting opportunities that will arise with China's accession to the World Trade Organisation ("WTO"). New infrastructure projects have been announced and coastal port development is proceeding at a fast pace, backed by local and central governments. Hong Kong and Macau, traditionally important gateways into China, are expected to benefit from the growth opportunities in the PRC. The Reorganisation presents a unique opportunity for PPC to broaden and deepen its assets and scope of business – this development, the PPC Board believes, will place the group in a position not only to capture the WTO-related growth opportunities but also to operate effectively against the increased competition that will ensue. Growth opportunities have been identified in relation to ports, water projects (in particular, water treatment), transport and construction.

Substantial Increase in Recurrent Cash Flow

The ability to capture growth will require steady cash flow and the Reorganisation will bring about a significant increase in operating cash flow: the pro forma Adjusted EBITDA of the Enlarged PPC Group is approximately HK$3,053 million for the year ended 30 June 2002, as compared to approximately HK$451 million for the PPC Group for the same period, representing a multiple of approximately 6.8 times. The Enlarged PPC Group will be able to draw on the cash flow streams of the toll roads, bridges, tunnel, power plants and water treatment plants which make up the Infrastructure Assets, as well as the transport business and the property and facility management business which are central to the Services Assets. The majority of the Infrastructure Assets and the Services Assets are operational and have demonstrated steady, recurrent cash generation and resilience against cyclical economic changes.

Significant Increase in Cash Earnings and Cash Earnings per PPC Share

The Reorganisation will bring about a significant increase in Cash Earnings for PPC Shareholders: the pro forma Cash Earnings of the Enlarged PPC Group for the year ended 30 June 2002 is approximately HK$2,136 million, representing a multiple of approximately 5.6 times of the Cash Earnings of the PPC Group for the same period. The pro forma Cash Earnings per PPC Share for the Enlarged PPC Group is approximately HK$0.120 immediately following Completion, representing a multiple of approximately 1.7 times (or an additional HK$0.048 per PPC Share), when compared with the Cash Earnings per PPC Share (on a Fully-Diluted Basis) of the PPC Group for the same period.

This significant increase in Cash Earnings for PPC and its shareholders will underpin the future strategies of the Enlarged PPC Group to pursue growth opportunities, an optimal capital structure and a sustainable dividend policy.

Benefits of Scale

In addition to the expansion in asset base, business scope and geographical footprint, the Enlarged PPC Group will enjoy the benefits of operating with greater financial strength. The pro forma turnover of the Enlarged PPC Group for the year ended 30 June 2002, is approximately HK$12,409 million, representing a multiple of approximately 99.2 times that of the PPC Group for the same period; the pro forma consolidated total assets is approximately HK$37,196 million, representing a multiple of approximately 9.7 times; while the pro forma consolidated net tangible assets is approximately HK$8,889 million, representing a multiple of approximately 2.4 times.

These gains in financial strength will give the Enlarged PPC Group greater leverage in obtaining capital amongst both lenders and investors and thus greater speed and efficiency in identifying and capturing growth opportunities.

Access to investment capital will also be facilitated by the expected increase in the public float of PPC Shares. So far as the PPC Board is aware, the number of PPC Shares held by the public will increase significantly from approximately 515 million shares to approximately 6,861 million shares as a result of the Reorganisation (that is, from a public float of 25% to approximately 38%). For this purpose and as required under the Listing Rules, NWD and its associates, as well as other connected persons as defined under the Listing Rules, are excluded from the calculation of public float.

Transformation of Business Portfolio

The PPC Group will be transformed from having a single line of business, namely ports and port-related business, into operating a portfolio with different lines of business in infrastructure, ports and services. The PPC Board believes that the businesses in the new portfolio are complementary to each other and will give management greater strategic focus in building the Enlarged PPC Group into a leader in those business sectors.

Having different lines of activities and added scale will also lend stability and a reduction in volatility to the businesses, earnings and cash flow, which will lower the cost of capital of the Enlarged PPC Group as a whole and, in turn, increase the value of the Enlarged PPC Group. Also, combining the businesses under unified management will contribute to optimising capital allocation among different businesses, which will, in turn, help to increase return on capital employed.

Sharing of Experience and Relationships

The Reorganisation will bring together experienced and successful management teams at PPC, NWI and NWS, each with a strong track-record of developing projects in the PRC, Hong Kong and Macau. Within the Enlarged PPC Group, they will be able to share their experience and the relationships which they have developed with joint venture partners (including government and government-related organisations). These development and management experience and strategic relationships will confer both tangible and intangible benefits to the execution of the growth strategy.

4 INFRASTRUCTURE ASSETS SALE AGREEMENT

Date

21 October 2002

Parties

Vendor: NWI

Purchaser: PPC

The Infrastructure Assets Acquisition

Pursuant to the Infrastructure Assets Sale Agreement:

- NWI will procure Lotsgain (its wholly-owned subsidiary) to sell, and PPC will purchase, the entire issued share capital of the Sale Companies;

- NWI will procure Lotsgain to assign all of its rights and benefits under the outstanding Shareholder's Loans to PPC absolutely;

- NWI will enter into the Deed of Trust in respect of the transfer of the rights, benefits, liabilities and obligations accruing to NWI (from the date of Completion) in respect of its indirect interest (through NWCI) in the Tangjin Highway Companies (including the Tangjin Loans) to PPC, and pursuant to the Deed of Trust, PPC will also undertake to repay the principal and interest outstanding from NWCI (as borrower) under the BOC Loan from time to time as they fall due; and

- PPC will make an up-front payment to NWI representing the face value of the NWI Notes, subject to adjustment, if any.

NWI's interests in the Sale Companies and the Tangjin Highway Companies as at 30 June 2002, and the Shareholder's Loans and the Tangjin Loans as at 30 September 2002, had an aggregate value of approximately HK$10,227 million. The Sale Companies are wholly-owned subsidiaries of NWI through which NWI holds its effective interests in the Operating Companies (other than the Tangjin Highway Companies held by NWCI).

Following Completion, the Sale Companies will become wholly-owned subsidiaries of PPC and will be consolidated in the consolidated financial statements of PPC. The Tangjin Highway Companies will be equity accounted for in the consolidated financial statements of PPC.

The Infrastructure Assets represent all of NWI's interests in its traditional infrastructure assets, that is, road, bridge, tunnel, water treatment and power plant investments.

Consideration

The aggregate consideration payable by PPC to NWI pursuant to the Infrastructure Assets Acquisition amounts to approximately HK$10,227 million and has been determined on the basis of arm's length negotiations (with reference to an independent valuation of the Infrastructure Assets prepared by Sallmanns, valuing the Infrastructure Assets at approximately HK$10,160 million as at 30 June 2002 which, after adjusting for certain corporate expenses and the Book Value, is equivalent to approximately HK$10,227 million).

The value of the consideration represents approximately 1.1 times of the audited pro forma net tangible assets of the Infrastructure Assets together with the Shareholder's Loans and the Tangjin Loans as at 30 June 2002. The valuation of the Infrastructure Assets has been determined based on an income approach known as the discounted cash flow method. A summary of Sallmanns' valuation report is set out in Appendix IV to the Circular.

The aggregate consideration is to be satisfied by:

- the payment of the Cash Consideration, which will be financed by external loans and internal resources of PPC, by PPC to NWI (subject to adjustment, if any, as set out in the sub-section headed "Adjustment to the Cash Consideration" below);

- the issuance of the NWI Consideration Shares by PPC to NWI or its nominee at the Issue Price; and

- the undertaking by PPC to repay the principal and interest outstanding from NWCI under the BOC Loan.

Adjustment to the Cash Consideration

If any additional shareholder's loans are made by NWI and/or Lotsgain to the Sale Group Companies or by NWCI to the Tangjin Highway Companies between 1 October 2002 and Completion and not repaid before Completion, PPC will acquire such loans for cash at their face value. If any Shareholder's Loans or Tangjin Loans are repaid between 1 October 2002 and Completion, the Cash Consideration will be reduced on a dollar-for-dollar basis. An announcement will be made by NWI and PPC if there is any material change to the Shareholder's Loans and/or the Tangjin Loans. There has been no material change in the balance of the Shareholder's Loans and/or the Tangjin Loans since 30 September 2002 up to the Latest Practicable Date.

Pursuant to the Infrastructure Assets Sale Agreement, PPC undertakes that, if so requested by NWI in certain circumstances, PPC will execute a deed poll to assume the liabilities of NWI under the outstanding NWI Notes with effect from Completion. In such event, the Cash Consideration will be reduced by such amount representing the outstanding liabilities of NWI under the NWI Notes which will have been assumed by PPC.

PPC is acquiring an effective interest of approximately 48.86% in the Wuhan Bridge from NWI at the Book Value, subject to adjustment depending on the Compensation Amount. If the Compensation Amount exceeds the Book Value, PPC will pay to NWI an amount equivalent to half of the amount by which the Compensation Amount exceeds the Book Value. If the Compensation Amount is less than the Book Value, NWI will pay to PPC an amount equivalent to the amount by which the Book Value exceeds the Compensation Amount.

Taking into consideration the above reasons and factors, the PPC Board believes that the aggregate consideration of approximately HK$10,227 million for the Infrastructure Assets Acquisition is fair and reasonable. The PPC Board also considers the terms of the Infrastructure Assets Sale Agreement (including the Cash Consideration, the number of NWI Consideration Shares and the Issue Price) to be fair and reasonable and in the best interests of PPC and the PPC Shareholders as a whole.

NWI Consideration Shares

The NWI Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWI Consideration Shares represent:

- approximately 41.41% of the existing issued ordinary share capital of PPC;
- approximately 5.84% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 4.79% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of all the Preference Shares.

The Issue Price of approximately HK$0.9327 per NWI Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC has been determined based on an income approach known as the price/earnings multiple method. A summary of Chesterton's valuation report is set out in Appendix VI to the Circular.

The Issue Price has been determined with reference to an independent valuation of PPC by Chesterton of HK$4,900 million for a value per PPC Share on a Fully-Diluted Basis.

The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.4020 per PPC Share as quoted on the Stock Exchange from 2 October 2002 to 16 October 2002, being the last 10 trading days in the PPC Shares on the Stock Exchange prior to date of the Announcement;

- a premium of approximately 112.95% to the average closing price of approximately HK$0.4380 per PPC Share as quoted on the Stock Exchange from 28 October 2002 to 8 November 2002, being the last 10 trading days in the PPC Shares on the Stock Exchange prior to the Latest Practicable Date; and

- a premium of approximately 69.58% and 119.20% to the highest and average closing prices of HK$0.5500 and HK$0.4255 per PPC Share as quoted on the Stock Exchange during the period from 16 October 2000 to 16 October 2002, being the last two calendar years prior to the date of the Announcement.

The PPC Board believes that the Issue Price and the Cash Consideration are fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June 2002 of approximately HK$0.7008 per PPC Share on a Fully-Diluted Basis.

Conditions of the Infrastructure Assets Acquisition

Completion of the Infrastructure Assets Acquisition is conditional upon, among other things, the following Infrastructure Assets Acquisition Conditions:

- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein;

- PPC having obtained financing for the Cash Consideration on terms satisfactory to PPC and all the conditions precedent relevant to such financing arrangements having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;

- the passing at a general meeting of PPC by the Independent PPC Shareholders of a resolution to approve the Infrastructure Assets Sale Agreement and transactions contemplated therein, the Increase in Authorised Share Capital and the allotment and issuance of the NWI Consideration Shares;

- all the conditions precedent to the Services Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of NWI and PPC under the Infrastructure Assets Sale Agreement;

- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWI Consideration Shares and the PPC Shares to be issued upon conversion of the Preference Shares and such approval not having been subsequently revoked prior to Completion;

- the release of NWI from certain guarantees in relation to loans taken out by Asia Container Terminals Limited to facilitate it in completing the construction of CT9 and such release remaining in full force and effect;

- the waiver of pre-emptive right from the existing shareholders of certain Sale Group Companies and the release of NWI and Lotsgain from certain related guarantees and such waiver and release remaining in full force and effect;

- the passing at a general meeting of NWI of a resolution to approve a distribution in specie of the PPC Distribution Shares to the NWI Shareholders in accordance with the articles of association of NWI;

- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWI Consideration Shares and any matters or actions contemplated by the Infrastructure Assets Sale Agreement; and

- if so required, the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals necessary for the Infrastructure Assets Acquisition by PPC having been obtained by NWI and/or PPC from appropriate governments, governmental, supranational or trade agencies, courts or other regulatory bodies or other persons on terms reasonably satisfactory to PPC or NWI (as the case may be) and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals remaining in full force and effect.

Under the Infrastructure Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Infrastructure Assets Acquisition Conditions. Completion of the Infrastructure Assets Acquisition will take place on the later of: (i) 15 January 2003; or (ii) the third business day (Saturday excepted) after the day on which the Infrastructure Assets Sale Agreement becomes unconditional, or on such other date as NWI and PPC may mutually agree in writing. Completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are inter-conditional and, subject to satisfaction or waiver of the relevant conditions, will take place simultaneously.

If the Infrastructure Assets Acquisition Conditions are not satisfied or waived on or before 30 June 2003 (or such other date as NWI and PPC may agree), the Infrastructure Assets Sale Agreement will lapse and an announcement will be made accordingly. The PPC Board expects the Infrastructure Assets Sale Agreement to be completed on or about 15 January 2003.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the NWI Consideration Shares to be issued at Completion.

Information on the Infrastructure Assets

The Infrastructure Assets comprise all of NWI's effective interests in the Highway Companies, the Tangjin Highway Companies, the Bridge Companies, the Power Companies and the Water Companies.

The Highway Companies operate a total of 34 toll roads in Guangdong, Guangxi, Shanxi and Wuhan in the PRC and the Tate's Cairn Tunnel in Hong Kong. The Tangjin Highway Companies operate the Tangjin Expressway (Tianjin North Section) in Tianjin in the PRC. The Bridge Companies operate three toll bridges in Guangdong and Tianjin in the PRC. NWI has an effective interest of approximately 48.86% in the Bridge Company which owns the Wuhan Bridge.

The Highway Companies, the Tangjin Highway Companies and the Bridge Companies provide a network of expressways, roadways and bridges for freight and passenger transport in Guangdong, Guangxi, Shanxi, Tianjin and Wuhan in the PRC and Hong Kong.

The Power Companies operate four power plants in Guangdong and Sichuan in the PRC and one power plant in Macau.

The Water Companies operate one water treatment plant in Macau, 15 water treatment plants in the PRC and one water treatment equipment manufacturing plant in the PRC.

Non-compete Undertaking of NWI

Pursuant to the terms of the Infrastructure Assets Sale Agreement, NWI has given a non-compete undertaking to PPC such that, among other things, NWI will not and will procure that its subsidiaries will not in any relevant capacity during 15 years from the date of Completion directly or indirectly carry on any investment, development, operation or management of toll roads, toll bridges, tunnels, water treatment plants, power plants or the manufacture, trading or sale of water treatment equipment anywhere in the world (other than certain permitted activities).

Distribution of NWI Consideration Shares

The NWI Consideration Shares will be distributed by NWI to the NWI Shareholders pursuant to the Distribution.

5 SERVICES ASSETS SALE AGREEMENT

Date

21 October 2002

Parties

Warrantors:	NWD and CTFEL
Vendor:	NWS Shareholders
Purchaser:	PPC

The Services Assets Acquisition

Pursuant to the Services Assets Sale Agreement, the NWS Shareholders will sell, and PPC will purchase, the entire issued share capital of NWS for a consideration of approximately HK$10,913 million. NWS is an approximately 52.35%-owned subsidiary of NWD, through which NWD holds its effective interests in the NWS Group.

Following Completion, NWS will become a wholly-owned subsidiary of PPC. The NWS Group represents all of NWD's interests in the Services Assets.

Consideration

The consideration payable by PPC to the NWS Shareholders pursuant to the Services Assets Acquisition amounts to approximately HK$10,913 million and has been determined on the basis of arm's length negotiations (with reference to an independent valuation of the NWS Group prepared by American Appraisal, valuing the NWS Group at HK$11,003 million as at 30 June 2002 which, after adjusting for the amount of cash dividends of approximately HK$89.61 million elected by the NWS Shareholders, is equivalent to approximately HK$10,913 million). The valuation of the operating subsidiaries of the NWS Group has been determined based on an income approach known as the discounted cash flow method. A summary of American Appraisal's valuation report is set out in Appendix V to the Circular.

The consideration is to be satisfied by the issuance of the NWS Consideration Shares by PPC to the NWS Shareholders or their nominees at the Issue Price of approximately HK$0.9327 per NWS Consideration Share, giving PPC an implied equity value of approximately HK$4,900 million (on a Fully-Diluted Basis) before the Reorganisation. The NWS Consideration Shares represent a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share, which is arrived at on the basis of the consideration for the Services Assets Acquisition. The value of the consideration of the entire issued share capital of NWS represents approximately 2.4 times of the audited net tangible assets of the NWS Group as at 30 June 2002.

Taking into consideration the above reasons and factors, the PPC Board believes that the consideration of approximately HK$10,913 million in respect of the Services Assets Acquisition is fair and reasonable. The PPC Board also considers the terms of the Services Assets Sale Agreement (including the number of NWS Consideration Shares and the Issue Price) to be fair and reasonable and in the best interests of PPC and the PPC Shareholders as a whole.

NWS Consideration Shares

The NWS Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWS Consideration Shares represent:

- approximately 568.02% of the existing issued ordinary share capital of PPC;
- approximately 80.07% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 65.71% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of the Preference Shares.

The Issue Price has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC has been determined based on an income approach known as the price/earnings multiple method. A summary of Chesterton's valuation report is set out in Appendix VI to the Circular.

The Issue Price represents:

- a premium of approximately 132.01% to the average closing price of approximately HK$0.4020 per PPC Share as quoted on the Stock Exchange from 2 October 2002 to 16 October 2002, being the last 10 trading days in the PPC Shares on the Stock Exchange prior to the date of the Announcement;

- a premium of approximately 112.95% to the average closing price of approximately HK$0.4380 per PPC Share as quoted on the Stock Exchange from 28 October 2002 to 8 November 2002, being the last 10 trading days in the PPC Shares on the Stock Exchange prior to the Latest Practicable Date; and

- a premium of approximately 69.58% and 119.20% to the highest and average closing prices of HK$0.5500 and HK$0.4255 per PPC Share as quoted on the Stock Exchange during the period from 16 October 2000 to 16 October 2002, being the last two calendar years prior to the date of the Announcement.

The PPC Board believes that the Issue Price is fair and reasonable. The Issue Price represents a premium of about 33.09% to the audited net tangible asset value of the PPC Group as at 30 June 2002 of approximately HK$0.7008 per PPC Share on a Fully-Diluted Basis.

Conditions of the Services Assets Acquisition

Completion of the Services Assets Acquisition is conditional upon, among other things, the following Services Assets Acquisition Conditions:

- the passing at a general meeting of NWD by the Independent NWD Shareholders of a resolution to approve the Reorganisation and related matters;

- the passing at a general meeting of NWI by the Independent NWI Shareholders of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein;

- the passing at a general meeting of PPC by the Independent PPC Shareholders, or the PPC Shareholders, as the case may be, of a resolution to approve the Services Assets Sale Agreement and transactions contemplated therein, the increase in the authorised share capital of PPC and the allotment and issuance of the NWS Consideration Shares;

- all the conditions precedent to the Infrastructure Assets Sale Agreement having been fulfilled (or waived) in accordance with the terms thereof, save for the condition therein relating to the obligations of the parties under the Services Assets Sale Agreement;

- the Stock Exchange granting approval of the listing of, and permission to deal in, the NWS Consideration Shares and such approval not having been subsequently revoked prior to Completion;

- the Bermuda Monetary Authority granting all necessary consents and approvals in respect of the allotment and issuance of the NWS Consideration Shares and any matters or actions contemplated under the Services Assets Sale Agreement; and

- if so required, the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals necessary for the Services Assets Acquisition by PPC and/or NWS having been obtained by NWD and/or PPC and/or NWS from appropriate governments, governmental, supranational or trade agencies, courts or other regulatory bodies or lenders or creditors on terms reasonably satisfactory to PPC or NWD (as the case may be) and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals remaining in full force and effect.

Under the Services Assets Sale Agreement, there are provisions allowing for the waiver of certain of the Services Assets Acquisition Conditions. Completion of the Services Assets Acquisition will take place on the later of: (i) 15 January 2003; or (ii) the third business day (Saturdays excepted) after the day on which the Services Assets Sale Agreement becomes unconditional, or on such other date as NWD and PPC may mutually agree in writing. Completion of the Services Assets Sale Agreement and the Infrastructure Assets Sale Agreement are inter-conditional and, subject to satisfaction or waiver of the relevant conditions, will take place simultaneously.

If the Services Assets Acquisition Conditions are not satisfied or waived on or before 30 June 2003 (or such other date as NWD and PPC may agree), the Services Assets Sale Agreement will lapse. The PPC Board expects the Services Assets Sale Agreement to be completed on or about 15 January 2003.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the NWS Consideration Shares to be issued at Completion.

Non-compete and Engagement Undertakings of NWD

It is a term of the Services Assets Sale Agreement that, at Completion, NWD and PPC will enter into a deed of non-compete and engagement undertakings pursuant to which NWD will undertake to PPC that within the period of 15 years from the date of Completion, NWD will not and will procure that its subsidiaries (other than members of the PPC Group) will not (other than pursuant to certain exceptions), directly or indirectly, participate in, hold any right or interest in any business in the nature of:

- any of the services comprised in the Services Assets anywhere within Asia; or
- any of the projects comprised in the Infrastructure Assets anywhere in the world.

Pursuant to the deed of non-compete and engagement undertakings, the NWD Group will be allowed to engage in (including but not limited to) the following businesses:

- the carrying on by the NWD Group of any business (not being part of the business of the NWS Group or the business of the NWI Group relating to the Infrastructure Assets as carried on by them as at 21 October 2002) which, as at 21 October 2002, the NWD Group was carrying on;
- the investment of any member of the NWD Group in any company listed on the Stock Exchange or any recognised stock exchange (regardless of the business of the investee company), provided that the NWD Group's interest in such listed company does not exceed 15% of the entire issued share capital of such listed company;

- in relation to facility management and ancillary related businesses comprised in the Services Assets, the operation or ownership of an interest by any member of the NWD Group in the convention business of any hotel or leisure properties or hospitality business (but excluding any business whose annual revenue from convention activities exceeds 15% of the total annual revenue of such business) in which the NWD Group has an interest, regardless of the extent of such interest;

- in relation to the business of facility management and property management comprised in the Services Assets, the provision by the NWD Group of facility and property management services in establishments such as department stores, super/hypermarkets, hotels, entertainment, leisure, medical, recreational and other special purpose facilities, telecommunications and broadcasting facilities or properties;

- the provision by any member of the NWD Group of construction and/or construction project management services in respect of development projects owned by the NWD Group;

- the provision of services on normal commercial and arm's length terms by any member of the NWD Group to the Enlarged PPC Group in relation to the Infrastructure Assets pursuant to a decision by the independent directors of PPC allowing the provision of such services; and

- the business presently carried on or proposed to be carried on by New World Liberty China Ventures Limited (a joint venture 50%-owned by NWD) or its subsidiaries.

In addition, NWD will, pursuant to the deed of non-compete and engagement undertakings (subject to certain qualifications), undertake to PPC, in relation to all requirements in Hong Kong of the NWD Group for the provision of any services comprised in the Services Assets, to engage the Enlarged PPC Group for the provision of such services for a period of 15 years from the date of Completion.

Pursuant to the non-compete and engagement undertakings, NWD will not be obliged to engage the Enlarged PPC Group for provision of any services comprised in the Services Assets if: (i) the businesses and projects for which such services are required are not wholly-owned by NWD, or if NWD does not have the right to select providers of such services for the relevant businesses and projects; (ii) the compliance with the terms of such undertakings are contrary to the terms of the contracts governing the relevant businesses or projects of NWD or any applicable law, regulations or administrative directives promulgated by competent authorities; or (iii) the Enlarged PPC Group does not have the necessary qualifications to provide the services required.

The engagement undertakings will lapse if NWD ceases to be the controlling shareholder of PPC.

Non-Disposal Undertaking

Under the Services Assets Sale Agreement, each of the NWS Shareholders has given an undertaking to PPC not to sell, encumber or otherwise dispose of any of the NWS Consideration Shares allotted to it within a period of six months following completion of the Services Assets Acquisition, except with the prior consent of PPC or for disposal of any of the NWS Consideration Shares to NWD or its nominee.

Information on the NWS Group

The NWS Group's businesses are currently organised into five major operating divisions, namely facilities, contracting, transport, financial and environmental services. A brief description of each division is set out below.

Facilities

Under the facilities division, the NWS Group hosted over 2,296 events and more than 5.1 million visitors for the year ended 30 June 2002 at the Hong Kong Convention and Exhibition Centre. The NWS Group also has approximately 150,000 household units (making it one of the largest property managers in Hong Kong), more than 60,000 car park spaces and more than 120 million square feet of commercial and industrial premises under its management. The NWS Group is also one of the largest security and guarding, cleaning and laundry companies in Hong Kong.

(a) ***Convention and exhibition operations:*** the principal operating company is Hong Kong Convention and Exhibition Centre (Management) Limited (wholly-owned by NWS) which operates and manages the Hong Kong Convention and Exhibition Centre and provides consultancy and advisory services in relation to design and operation of convention and exhibition facilities and related functions such as the setting up of media and broadcasting centres for major international functions.

(b) ***Property management:*** the principal operating companies are Urban Property Management Limited, Kiu Lok Service Management Company Limited and Urban Parking Limited (all wholly-owned by NWS) and International Property Management Limited (99%-owned by NWS) which undertake the provision of property management services and related services, including property sales and leasing agency, property management consultancy and carpark management.

(c) ***Security and guarding:*** the principal operating companies are General Security (HK) Limited and Uniformity Security Company Limited (both wholly-owned by NWS), which provide a full range of security and related business including guarding services in the residential, commercial and industrial sectors, security system installation, maintenance and alarm monitoring, armoured transport services and supply of security products.

(d) ***Cleaning and laundry:*** the principal operating companies are Pollution & Protection Services Limited, Wai Hong Cleaning & Pest Control Company Limited and New China Laundry Limited (all wholly-owned by NWS) which provide a diversified range of services, including building and office cleaning, and laundry.

Contracting

The NWS Group's contracting division has built numerous landmark buildings in Hong Kong, Macau and the PRC including the Hong Kong Convention and Exhibition Centre, Times Square, Grand Hyatt Hotel, Hong Kong Parkview and Chi Lin Nunnery in Hong Kong, the Macau International Airport in Macau and the New World Center in Beijing.

(a) ***Construction:*** the principal operating company is Hip Hing Construction Company Limited (wholly-owned by NWS), which provides a comprehensive range of construction and related services such as building construction, civil engineering, foundation, demolition, building services, decoration and fitting-out works, construction management, building equipment and materials supply. The NWS Group also provides a broad range of related services covering the provision of individual specialist construction services to the complete design and construction of buildings on a turnkey basis.

(b) ***Electrical and mechanical engineering:*** the principal operating companies are Young's Engineering Holdings Limited and Tridant Engineering Company Limited (both wholly-owned by NWS), which provide and install a wide range of building-related electrical and mechanical engineering works including air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, and electrical systems. The range of services cover the provision of individual specialist electrical and mechanical engineering trade services to the complete design and installation of electrical and mechanical systems.

Transport

The principal operating companies are New World First Bus Services Limited, New World First Ferry Services Limited and New World First Ferry Services (Macau) Limited, all of which are wholly-owned by NWS. New World First Bus Services Limited was awarded the bus franchise of 88 routes in March 1998 and built up a fleet size of 760 buses currently serving 100 routes in Hong Kong. New World First Ferry Services Limited operates a total of 11 routes serving outlying islands and inner harbour routes. New World First Ferry Services (Macau) Limited provides ferry services between Hong Kong and Macau.

Financial

The principal operating companies are New World Insurance Services Limited (wholly-owned by NWS), Tai Fook Securities Group Limited (20%-owned by NWS) and Tricor Holdings Limited (23%-owned by NWS), which provide international risk management and insurance broking services, securities services and secretarial services respectively.

Environmental

The principal operating companies are Hong Kong Island Landscape Company Limited (wholly-owned by NWS) and Far East Landfill Technologies Limited (47%-owned by NWS). Hong Kong Island Landscape Company Limited provides landscaping consultancy, plant hire and maintenance services, while Far East Landfill Technologies Limited operates the North East New Territories Landfill in Fanling, one of Asia's largest landfill sites.

6 INCREASE IN AUTHORISED SHARE CAPITAL

The authorised share capital of PPC is HK$1,180,000,000 which consists of 7,800,000,000 ordinary shares of par value HK$0.10 each and 4,000,000,000 4% cumulative convertible redeemable preference shares of par value HK$0.10 each. As at the Latest Practicable Date, 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares were in issue.

In order to enable the issue of the Consideration Shares and to facilitate PPC's future expansion, the PPC Board proposes to increase the authorised share capital of PPC from HK$1,180,000,000 to HK$2,400,000,000 initially by the creation of 12,200,000,000 new PPC Shares and then by the effective redesignation of the unissued preference shares into unissued ordinary shares. The Increase in Authorised Share Capital is subject to the approval of the PPC Shareholders at the Special General Meeting.

If the relevant resolutions are passed at the Special General Meeting, 12,200,000,000 new PPC Shares will be created to enable the issue of the Consideration Shares. Immediately after conversion of all the Preference Shares, the 4,000,000,000 then unissued preference shares in the authorised share capital of PPC will be cancelled, but at the same time an additional 4,000,000,000 new unissued PPC Shares will be created, so that the authorised share capital of PPC will then remain at HK$2,400,000,000, comprising of 24,000,000,000 ordinary shares of par value HK$0.10 each.

Shortly after Completion and the Distribution, the share capital of PPC will be consolidated pursuant to the Share Consolidation as described below.

7 SHARE CONSOLIDATION

Basis of the Share Consolidation

The PPC Board proposes that, subject to the conditions set out below, every 10 PPC Shares (both issued and unissued) will be consolidated into one Consolidated Share. The issued Consolidated Shares will rank pari passu in all respects with each other. The Consolidated Shares will be traded in board lots of 1,000 Consolidated Shares each. As at the Latest Practicable Date, 2,059,968,000 fully-paid PPC Shares were in issue.

Immediately upon the Increase in Authorised Share Capital and Share Consolidation becoming effective, the authorised share capital of the Company will be increased to HK$2,400,000,000 comprising 2,400,000,000 Consolidated Shares. Immediately upon Completion, the Increase in Authorised Share Capital and the Share Consolidation, approximately 1,780,759,000 Consolidated Shares will be in issue and credited as fully-paid, ranking pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of the shares as defined and contained in PPC's bye-laws (assuming that none of the options granted, or which may be granted, under PPC's share option schemes are exercised and there is no further issue of PPC Shares before then).

Under the Share Consolidation, every 10 issued PPC Shares registered in the name of each PPC Shareholder on the register of members of PPC at the opening of business on the Effective Date will be consolidated into one Consolidated Share. Any fractional entitlements to Consolidated Shares to be issued will be aggregated and sold by an agent appointed by the PPC Board for that purpose and the net proceeds of each sale (after deduction of the expenses of such sale) will be paid to PPC for the benefit of PPC.

Conditions of the Share Consolidation

The Share Consolidation is conditional on:

- the passing of the resolution by the PPC Shareholders at the Special General Meeting to approve the Share Consolidation;
- Completion and the Distribution having taken place;
- the Stock Exchange granting approval of the listing of, and permission to deal in, the Consolidated Shares; and
- (if the Change of Name is approved by PPC Shareholders) the Change of Name becoming effective.

Subject to the fulfillment of all the conditions set out above, the Share Consolidation will: (i) if the special resolution to approve the Change of Name as set out in the notice of the Special General Meeting is passed, take effect on such date (currently expected to be 4 February 2003) as the PPC Board will determine and announce by way of issuing a further announcement, provided that such date will not be earlier than the date when the Change of Name becomes effective; or (ii) if the special resolution to approve the Change of Name as set out in the notice of the Special General Meeting is not passed, take effect on the ninth business day following the date on which the last of the above conditions (except the condition relating to the Change of Name) is fulfilled (or such other date as the PPC Board may determine and announce by way of a further announcement), as the case may be. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares in issue upon the Share Consolidation becoming effective.

Trading Arrangement for Consolidated Shares

Subject to the Share Consolidation becoming unconditional and effective (assuming that the PPC Shareholders approve the Change of Name and the Change of Name becomes effective on or before 30 January 2003), dealings in the Consolidated Shares are expected to commence on 4 February 2003 and the arrangements proposed for dealings in Consolidated Shares will be as follows:

- From 9:30 am on 4 February 2003, the existing counter for trading PPC Shares in board lots of 2,000 Shares will be removed temporarily and a temporary counter for trading in the Consolidated Shares represented by existing share certificates in board lots of 200 Consolidated Shares will be set up. Accordingly, 10 PPC Shares will be deemed to represent one Consolidated Share. Existing share certificates may only be traded at this counter.
- With effect from 18 February 2003, the existing counter will be re-opened for trading in board lots of 1,000 Consolidated Shares. Only new share certificates for Consolidated Shares can be traded at this counter.
- During the period from 18 February 2003 to 11 March 2003 (both dates inclusive), there will be parallel trading at the above two counters.

- The temporary counter for trading in board lots of 200 Consolidated Shares represented by existing share certificates will be removed after close of trading on 11 March 2003. Thereafter, trading will be in board lots of 1,000 Consolidated Shares represented by new share certificates only and existing share certificates will cease to be acceptable for dealing purposes. However, such certificates will continue to be good evidence of legal title to the Consolidated Shares on the basis of 10 PPC Shares for one Consolidated Share and may be exchanged for new certificates for Consolidated Shares as described below (fractional entitlements to the Consolidated Shares being ignored).

Change of Board Lot Size and Trading Arrangement for Odd Lots

The PPC Shares are at present traded in board lots of 2,000 PPC Shares. The board lot size for trading on the Stock Exchange will be changed to 1,000 Consolidated Shares upon the Share Consolidation becoming effective.

In order to alleviate the difficulties arising from the existence of odd lots of Consolidated Shares, PPC has made arrangements, during the period commencing on 18 February 2003 and ending on 11 March 2003 (both dates inclusive), for a broker to stand in the market to match, on a "best efforts" basis, the sales and purchases of odd lots of Consolidated Shares at the relevant market price per Consolidated Share. BOCI Securities Limited has been appointed as such broker and has opened a securities trading account for this purpose. Holders of odd lots of Consolidated Shares who wish to use this facility either to dispose of or to top up their odd lots may contact Mr. Hang Kwong Lam or Mr. Law Pak Hong of BOCI Securities Limited at (852) 2867 6635 through their brokers during the period commencing on 18 February 2003 and ending on 11 March 2003. Such holders are reminded that in order to effect the transactions, they will have to lodge with such broker the relevant share certificate(s) and duly signed and completed transfer form(s) and, if any, documents of title. Holders of odd lots of Consolidated Shares should note that the matching of the sale and purchase of odd lots of Consolidated Shares is not guaranteed.

Shareholders are recommended to consult their stockbroker, other registered dealer in securities, bank manager, solicitor, professional accountant and other professional advisers if they are in any doubt about the facility discussed above.

New Share Certificates

Subject to the Share Consolidation becoming effective on 4 February 2003, PPC Shareholders are urged to exchange their existing share certificates for PPC Shares for new share certificates for Consolidated Shares to be issued under the new name of PPC on the basis of 10 existing PPC Shares for one Consolidated Share, as soon as possible from 4 February 2003 (assuming the resolution approving the Change of Name will be passed and the Change of Name will become effective on or before 30 January 2003).

This may be done, free of charge, up to and including 14 March 2003 at the office of Standard Registrars Limited, the Hong Kong branch share registrars of PPC, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. Thereafter, share certificates for PPC Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such other amount as may from time to time be prescribed by the Stock Exchange) for each share certificate for PPC Shares cancelled or each new share certificate for Consolidated Shares issued, whichever number of certificates cancelled/issued is greater. Nevertheless, certificates for PPC Shares will continue to be good evidence of legal title and may be exchanged for certificates for the Consolidated Shares at any time.

To distinguish the new share certificates from the existing share certificates (light blue in colour) for the PPC Shares, the new share certificates issued under the new name of PPC will be in a different colour. Unless otherwise instructed, new share certificates will be issued under the new name of PPC in the board lots of 1,000 Consolidated Shares.

It is expected that new share certificates for Consolidated Shares issued under the new name of PPC will be available for collection 10 business days after the date of submission of existing share certificates for PPC Shares to Standard Registrars Limited for exchange. If PPC Shareholders are able to lodge their certificates for PPC Shares with Standard Registrars Limited during normal business hours on 4 February 2003, new certificates for Consolidated Shares in the new name of PPC is expected to be available for collection during normal business hours on 18 February 2003.

8 CHANGE OF NAME OF PPC

As mentioned above, the PPC Group will become a more diversified group following Completion. The PPC Board believes it is desirable to align the company name with the then PPC's diversified business operations. Therefore, the PPC Board proposes that the name of PPC be changed to "NWS Holdings Limited" and that the Chinese name of PPC be changed, for identification purposes only, to "新創建集團有限公司".

The Change of Name is subject to, among other things: (i) completion of the Acquisitions; (ii) approval by the PPC Shareholders at the Special General Meeting by way of a special resolution; and (iii) approval by the Registrar of Companies in Bermuda. The Change of Name will take effect when the new company name is entered into the register by the Registrar of Companies in Bermuda. PPC will, subject to fulfilment of the foregoing conditions, carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

All existing share certificates of PPC bearing the name of "Pacific Ports Company Limited" will, after the Change of Name becoming effective, continue to be evidence of title to the PPC Shares and will be valid for trading settlement and delivery purposes on the Stock Exchange up to the end of the parallel trading period, which is currently expected to be 11 March 2003. Thereafter, all existing share certificates in issue will continue to be evidence of title on the basis of 10 PPC Shares for one Consolidated Share, but will not be valid for trading, settlement and delivery purposes on the Stock Exchange.

9 FINANCIAL INFORMATION

Financial Information of the Infrastructure Assets

The audited pro forma combined profit attributable to shareholders of the Sale Group Companies and the Tangjin Highway Companies for the two years ended 30 June 2001 and 2002 were approximately HK$777 million and HK$644 million respectively.

The audited pro forma combined profit before taxation of the Sale Group Companies and the Tangjin Highway Companies for the two years ended 30 June 2001 and 2002 were approximately HK$867 million and HK$721 million respectively.

The audited pro forma combined profit after taxation of the Sale Group Companies and the Tangjin Highway Companies for the two years ended 30 June 2001 and 2002 were approximately $817 million and HK$649 million respectively.

The audited pro forma combined total assets of the Sale Group Companies and the Tangjin Highway Companies as at 30 June 2002 were approximately HK$13,220 million and the audited pro forma combined net tangible assets of the Sale Group Companies and the Tangjin Highway Companies, together with the Shareholder's Loans and Tangjin Loans due to the NWI Group, as at 30 June 2002 aggregated to approximately HK$9,024 million.

An accountants' report in respect of the Infrastructure Assets is set out in Part 1 of Appendix I to the Circular.

Financial Information of the NWS Group

The audited consolidated profit attributable to shareholders of NWS for the two years ended 30 June 2001 and 2002 were approximately HK$819 million and HK$849 million respectively.

The audited consolidated profit before taxation of NWS for the two years ended 30 June 2001 and 2002 were approximately HK$989 million and HK$1,126 million respectively.

The audited consolidated profit after taxation of NWS for the two years ended 30 June 2001 and 2002 were approximately HK$820 million and HK$933 million respectively.

The audited consolidated total assets and net tangible assets of NWS as at 30 June 2002 were approximately HK$13,863 million and HK$4,525 million respectively.

An accountants' report in respect of the NWS Group is set out in Part 2 of Appendix I to the Circular.

10 INFORMATION ON THE PPC GROUP AND THE ENLARGED PPC GROUP

Business

The PPC Group is principally engaged in investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC.

Following completion of the Reorganisation, the Enlarged PPC Group's businesses will include: (i) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, water treatment plants and water treatment equipment manufacturing business and power plants in the PRC, Hong Kong and Macau which are currently operated by NWI; (ii) facilities, contracting, transport, financial and environmental services businesses which are currently operated by NWS; and (iii) the container terminals, cargo handling and storage businesses which are currently operated by the PPC Group. The Enlarged PPC Group will become one of the largest listed developers of infrastructure, ports and services businesses in Hong Kong and the PRC.

Financial Information

The following is a summary of certain financial information of the PPC Group and the Enlarged PPC Group for the year ended 30 June 2002 as extracted from or calculated based on the audited financial statements of the PPC Group as set out in Part 1 of Appendix II to this Circular, accountants' reports on the NWS Group and the Infrastructure Assets as set out in Appendix I to

this Circular, and the unaudited Pro Forma Statements as set out in Appendix III to this Circular. The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group for the year ended 30 June 2002 after certain significant adjustments for the Reorganisation as detailed in note 2 of the table below is approximately HK$854 million. This amount is stated after charging certain significant non-recurring items which include impairment losses of fixed assets of approximately HK$145 million and net loss on disposal of subsidiaries and jointly controlled entities of approximately HK$72 million. Had these significant non-recurring items been excluded, the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after the Reorganisation adjustments would have been approximately HK$1,071 million.

	PPC Group *HK$'000*	Enlarged PPC Group *HK$'000*	Multiples *(Times)*
Turnover	125,057	12,408,532	99.2x
Profit attributable to shareholders before adjustments	143,945	1,636,727(1)	11.4x
Profit attributable to shareholders after adjustments	n/a	853,918(2)	n/a
Cash Earnings	378,176	2,135,926	5.6x
Adjusted EBITDA	450,560	3,052,990	6.8x
Total assets	3,817,121	37,195,742	9.7x
Cash Earnings per PPC Share (HK$/share)	HK$0.072(3)	HK$0.120(4)	1.7x
Net (Cash)/Debt(5)	(349,331)	9,122,081	n/a
Net Debt to Total Capitalisation(6)	n/a	34.1%	n/a
Adjusted EBITDA/Adjusted Interest Expense	n/a	6.2x(7)	n/a
Total Debt(8)/Adjusted EBITDA	n/a	3.7x	n/a

Notes

(1) The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the profit attributable to shareholders of the NWS Group, the Sale Group Companies, the Tangjin Highway Companies and the PPC Group for the year ended 30 June 2002.

(2) This represents the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after certain significant adjustments for the Reorganisation, including: (i) annual amortisation charge of goodwill from the acquisition of NWS of approximately HK$327 million; (ii) annual interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group; (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5 million and HK$81 million, respectively, as a result of the adjustments to the carrying values of the Infrastructure Assets; and (iv) annual corporate expenses of approximately HK$76 million to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets. Details of the above adjustments are set out in Part 3 of Appendix III to the Circular.

(3) Cash Earnings per PPC Share of the PPC Group (as enlarged by the conversion of all the Preference Shares) for the year ended 30 June 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares, but before the Share Consolidation.

(4) The pro forma Cash Earnings per PPC Share of the Enlarged PPC Group immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the Acquisitions and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preferences Shares into fully-paid PPC Shares, but before the Share Consolidation.

(5) Net Debt equals Total Debt minus bank balances and cash. Net Cash equals bank balances and cash minus Total Debt.

(6) Total Capitalisation equals Total Debt plus net assets.

(7) The pro forma Adjusted Interest Expense of the Enlarged PPC Group equals combined finance costs of the Enlarged PPC Group as stated in Part 3 of Appendix III to the Circular plus interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, as stated in Part 3 Note 1(ii) of Appendix III to the Circular.

(8) Total Debt equals bank loans and overdrafts plus long term liabilities (both current and non-current portions) plus amount due to NWI (both current and non-current portions) less loans from minority shareholders of subsidiaries.

Future Strategy of the Enlarged PPC Group

The Enlarged PPC Group's future strategy will focus on:

- leveraging its stable cash flow businesses to capitalise on select growth opportunities;
- optimising its capital structure through near term de-leveraging to achieve a target debt level, while maintaining an acceptable return on equity; and
- targeting a dividend policy which is in line with comparable stable cash flow businesses.

Leveraging stable cash flow to capitalise on growth opportunities

The infrastructure, ports and services businesses which the Enlarged PPC Group will hold after Completion generate steady cash flow and include key businesses such as ports and port-related businesses, construction services, property management, facility management, transport services and the operation of toll roads, expressways, bridges and tunnel, water treatment plants and power plants.

The Enlarged PPC Group's strategy is to focus on the key infrastructure, ports and services businesses and to leverage the stable cash flows and earnings from these businesses to invest in new projects with high growth potential.

The capital expenditure of the Enlarged PPC Group, as currently envisaged, will be approximately HK$500 million for each of the financial years through to 30 June 2005. The management of the Enlarged PPC Group will continue to evaluate the growth opportunities, long-term contribution to stable cash flow, and strategic fit of each of its planned projects.

Optimising capital structure

The Enlarged PPC Group will focus on optimising its capital structure through achieving a sustainable target debt to total capital ratio, while ensuring that an acceptable return on equity is achieved.

In the near term, the Enlarged PPC Group will be de-leveraging to bring its debt to total capital ratio in line with a targeted ratio. De-leveraging will be achieved through rationalisation and selective asset sales of non-core project assets and cash flows from core operations. The PPC Board aims, on the basis of the prospective improvement in cash flow, to reduce the Enlarged PPC Group's debt by approximately HK$5 billion over the next three years. The majority of the reduction is expected to be achieved through the use of internal resources, including cash flow from operations, and to a comparatively lesser extent, sale of selective non-core assets and repatriation of project-level investment capital.

The PPC Group will continue to evaluate the growth opportunities, the long term contribution to stable cash flows, and strategic fit of each of its portfolio projects and businesses.

Dividend policy

The Enlarged PPC Group will adopt a dividend policy that strikes a balance between the following three important goals:

- providing the PPC Shareholders with a competitive return on investment comparable to the stable and recurring cash flow nature of its business;
- applying cash to repay debt to achieve the Enlarged PPC Group's target and optimal debt ratio; and
- allowing sufficient re-investment of profits to achieve growth.

The PPC Board believes, on the basis of the substantial increase in pro forma Cash Earnings for the Enlarged PPC Group, that the group's dividend policy will be comparable to those of companies operating in the same sectors.

11 BANK FINANCIAL COMMITMENT

In order to finance part of the Cash Consideration, PPC entered into a commitment letter with a syndicate of banks on 6 November 2002. The commitment letter provides for a HK$7 billion short-term facility for one year.

The formal loan documentation is expected to be entered into in December 2002 after the Acquisitions have been approved by the Independent PPC Shareholders at the Special General Meeting. All the funds available under this bridging facility will be used to finance part of the Cash Consideration. The balance of the Cash Consideration is expected to be met by PPC's internal resources and other bank borrowings of HK$600 million.

12 INVESTMENT GRADE CREDIT RATING

PPC has received an investment grade credit rating from Standard & Poor's of BBB- (with a stable outlook) in respect of the business of the Enlarged PPC Group after the Reorganisation.

13 MAJOR AND CONNECTED TRANSACTIONS

As NWI is the controlling shareholder of PPC currently holding 75.00% of the issued ordinary share capital of PPC, the Infrastructure Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition.

As NWS is an approximately 52.35%-owned subsidiary of NWD, which is the controlling shareholder of NWI, and thereby an associate of PPC's controlling shareholder, the Services Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and therefore requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Services Assets Acquisition.

The PPC Independent Board Committee has been formed to consider the Acquisitions. An independent financial adviser, Commerzbank, has been appointed to advise the PPC Independent Board Committee regarding the Acquisitions.

14 SPECIAL GENERAL MEETING

Set out at the end of the Circular is a notice of the Special General Meeting to be held at Room 403, Level 4, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong, on 12 December 2002 at 10:30 am. Ordinary resolutions will be proposed at the Special General Meeting to approve the matters set out below:

- the Infrastructure Assets Acquisition, the Infrastructure Assets Sale Agreement and the other transactions contemplated therein;
- the Services Assets Acquisition, the Services Assets Sale Agreement and the other transactions contemplated therein;
- the Increase in the Authorised Share Capital; and
- the Share Consolidation.

In addition, a special resolution will be proposed at the Special General Meeting to change the name of PPC to "NWS Holdings Limited" (and the Chinese name of PPC, for identification purposes only, to "新創建集團有限公司").

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the Special General Meeting, you are requested to complete and return the enclosed form of proxy to PPC's head office, at 21st Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong, as soon as practicable, and in any event, at least 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting should you so wish.

15 RECOMMENDATIONS

The text of a letter to the Independent PPC Shareholders from the PPC Independent Board Committee containing its recommendation is set out on pages 37 and 38 of the Circular.

Having considered the advice from Commerzbank in relation to the Acquisitions, which is set out on pages 39 to 59 of the Circular, the PPC Independent Board Committee is of the opinion that the Acquisitions are in the best interests of PPC and the Independent PPC Shareholders, and the terms of: (i) the Infrastructure Assets Sale Agreement already entered into by NWI and PPC in connection with the Infrastructure Assets Acquisition; and (ii) the Services Assets Sale Agreement already entered into by NWD, PPC and the NWS Shareholders in connection with the Services Assets Acquisition, are fair and reasonable so far as the Independent PPC Shareholders are concerned. The PPC Independent Board Committee therefore recommends the PPC Independent Shareholders to vote in favour of ordinary resolutions numbered 1 and 2 to be proposed at the Special General Meeting.

The PPC Board also recommends the PPC Shareholders to vote in favour of all the other resolutions to be proposed at the Special General Meeting, being those in connection with the Increase in Authorised Share capital, the Share Consolidation and the Change of Name.

16 ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the following sections of the Circular:

- the letter from the PPC Independent Board Committee (pages 37 and 38);
- the letter from Commerzbank (pages 39 to 59); and
- the other information set out in the appendices to the Circular.

Yours faithfully,
By Order of the PPC Board
Dr. Cheng Kar-Shun, Henry
Chairman

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

18 November 2002

To the Independent PPC Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTIONS

Acquisition of Infrastructure Assets from NWI
Acquisition of NWS from NWD and others

INTRODUCTION

We refer to the circular dated 18 November 2002 issued by Pacific Ports Company Limited (the "Circular") of which this letter forms part. Terms defined in the Circular have the same meanings when used in this letter.

We, being the independent non-executive directors of PPC constituting the PPC Independent Board Committee, are writing to you to set out our recommendation in respect of the Acquisitions. The PPC Independent Board Committee was set up to advise you as an Independent Shareholder whether in its view the Infrastructure Assets Acquisition, the Services Assets Acquisition, the terms of the Infrastructure Assets Sale Agreement already entered into by NWI and PPC in connection with the Infrastructure Assets Acquisition and the terms of the Services Assets Sale Agreement already entered into by NWD, the NWS Shareholders and PPC in connection with the Services Assets Acquisition are in the best interests of PPC and the Independent PPC Shareholders, and are fair and reasonable so far as the Independent PPC Shareholders are concerned.

The Acquisitions and the terms of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement are summarised in the "Letter from the PPC Board" set out on pages 9 to 36 of the Circular. In addition, the PPC Independent Board Committee has been advised by Commerzbank in considering the Acquisitions. You are strongly urged to read Commerzbank's letter to the PPC Independent Board Committee, which is set out on pages 39 to 59 of the Circular.

RECOMMENDATION

As the PPC Independent Board Committee, we have discussed with the management of PPC the reasons for the Acquisitions. We have also discussed with Commerzbank the basis upon which its advice has been given to the PPC Independent Board Committee.

Taking into account the advice of Commerzbank, the PPC Independent Board Committee considers that the Acquisitions as described in the "Letter from the PPC Board" in the Circular are in the best interests of PPC and the Independent PPC Shareholders, and the terms of the Infrastructure Assets Sale Agreement already entered into by NWI and PPC in respect of the Infrastructure Assets Acquisition and the terms of the Services Assets Sale Agreement already

entered into by NWD, the NWS Shareholders and PPC in respect of the Services Assets Acquisition are fair and reasonable so far as the Independent PPC Shareholders are concerned.

The PPC Independent Board Committee therefore recommends the PPC Independent Shareholders to vote in favour of ordinary resolutions numbered 1 and 2 to be proposed at the Special General Meeting.

Yours faithfully,
The PPC Independent Board Committee
Dominic Lai and Kwong Che-Keung, Gordon
Independent non-executive directors of PPC

The following is the text of a letter prepared for the purpose of incorporation in this Circular, received from Commerzbank, the independent financial adviser to the PPC Independent Board Committee.

COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

18 November 2002

The PPC Independent Board Committee
Pacific Ports Company Limited
21/F, New World Tower 2,
18 Queen's Road Central,
HONG KONG

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the PPC Independent Board Committee in respect of the Acquisitions. Details of the Acquisitions, amongst other things, are set out in the circular dated 18 November 2002 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

As NWI is the controlling shareholder of PPC currently holding 75.00% of the issued ordinary share capital of PPC, the Infrastructure Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Infrastructure Assets Acquisition.

As NWS is an approximately 52.35%-owned subsidiary of NWD, which is the controlling shareholder of NWI, and thereby an associate of PPC's controlling shareholder, the Services Assets Acquisition constitutes a major and connected transaction for PPC under the Listing Rules and therefore requires the approval of the Independent PPC Shareholders at a general meeting. NWI and its associates (including NWD) will not be allowed to vote on the resolution approving the Services Assets Acquisition.

Our role as the independent financial adviser to the PPC Independent Board Committee is to give our opinion as to whether the terms of the Acquisitions are fair and reasonable and whether the Acquisitions are in the interests of PPC and the Independent PPC Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by PPC. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. Also,

we have also relied on the representations of the PPC Board that having made all due enquiries and careful decisions, and to the best of its knowledge and belief, there is no other fact or representation, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by the PPC Board, and for which it is wholly responsible, are true, complete and accurate at the time they were made and continue to be so at the date of dispatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the terms of the Acquisitions and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the PPC Board, nor have we conducted any independent in-depth investigation into the business and affairs of PPC.

PRINCIPAL FACTORS CONSIDERED

In assessing the Acquisitions and giving our independent financial advice to the PPC Independent Board Committee, we have taken into account the following principal factors:

1) Reasons for, and benefits of, the Reorganisation

The PPC Board believes that the Reorganisation will be highly beneficial to PPC and the PPC Shareholders. The PPC Board is of the view that the Reorganisation will broaden and deepen PPC's assets and scope of business. It is intended to allow the Enlarged PPC Group to pursue a clear business and growth strategy in the infrastructure, ports and services businesses, with which the group is expected to become a leader in those sectors in the PRC, Hong Kong and Macau. The PPC Board believes that the Enlarged PPC Group's geographic footprint will cover Hong Kong, Macau, and many strategically important and high-growth regions within the PRC, including Tianjin, Guangdong, Xiamen, Beijing and Shanghai. The reasons for, and benefits of, the Reorganisation provided by the PPC Board in the Circular are set out below.

Strong Ability to Capture Growth in Greater China

The PPC Board believes that the Enlarged PPC Group will be well-positioned to capture the many exciting opportunities that will arise with China's accession to the World Trade Organisation ("WTO"). New infrastructure projects have been announced and coastal port development is proceeding at a fast pace, backed by local and central governments. In the PPC Board's view, Hong Kong and Macau, traditionally important gateways into China, are expected to benefit from the growth opportunities in the PRC. The PPC Board believes that the Reorganisation presents a unique opportunity for PPC to broaden and deepen its assets and scope of business – this development, the PPC Board believes, will place the group in a position not only to capture the WTO-related growth opportunities but also to operate effectively against the increased competition that will ensue. Growth opportunities have been identified in relation to ports, water projects (in particular, water treatment), transport and construction.

Substantial Increase in Recurrent Cash Flow

The PPC Board believes that the ability to capture growth will require steady cash flow and the Reorganisation will bring about a significant increase in operating cash flow: the unaudited pro forma Adjusted EBITDA of the Enlarged PPC Group is approximately HK$3,053 million for the year ended 30 June 2002, as compared to approximately HK$451 million for the PPC Group for the same period, representing a multiple of approximately 6.8 times. The PPC Board is of the view that the Enlarged PPC Group will be able to draw on the cash flow streams of the toll roads, bridges, tunnel, power plants and water treatment plants which make up the Infrastructure Assets, as well as the transport business and the property and facility management business which are central to the Services Assets. The majority of these Infrastructure Assets and the Services Assets are operational and the PPC Board believes that these Infrastructure Assets and Services Assets have demonstrated steady, recurrent cash generation and resilience against cyclical economic changes.

Significant Increase in Cash Earnings and Cash Earnings per PPC Share

The PPC Board believes that the Reorganisation will bring about a significant increase in Cash Earnings for PPC Shareholders: the unaudited pro forma Cash Earnings of the Enlarged PPC Group for the year ended 30 June 2002 is approximately HK$2,136 million, representing a multiple of approximately 5.6 times of the Cash Earnings that of the PPC Group for the same period. The unaudited pro forma Cash Earnings per PPC Share for the Enlarged PPC Group is approximately HK$0.120 immediately following Completion, representing a multiple of approximately 1.7 times (or an additional HK$0.048 per PPC Share), when compared with the Cash Earnings per PPC Share (as enlarged by the conversion of all Preference Shares) of the PPC Group for the same period.

The PPC Board believes that this significant increase in Cash Earnings for PPC and its shareholders will underpin the future strategies of the Enlarged PPC Group to pursue growth opportunities, an optimal capital structure and a sustainable dividend policy.

Benefits of Scale

In addition to the expansion in asset base, business scope and geographical footprint, the PPC Board believes that the Enlarged PPC Group will enjoy the benefits of operating with greater financial strength. According to the Circular, the unaudited pro forma turnover of the Enlarged PPC Group, for the year ended 30 June 2002, is approximately HK$12,409 million, representing a multiple of approximately 99.2 times that of the PPC Group for the same period; the unaudited pro forma combined total assets is approximately HK$37,196 million, representing a multiple of approximately 9.7 times while the unaudited pro forma combined net tangible assets is approximately HK$8,889 million, representing a multiple of approximately 2.4 times. The PPC Board believes that these gains in financial strength will give the Enlarged PPC Group greater leverage in obtaining capital amongst both lenders and investors and thus greater speed and efficiency in identifying and capturing growth opportunities. The PPC Board believes that access to investment capital will also be facilitated by the expected increase in the public float of PPC Shares. So far as the PPC Board is aware, the number of PPC Shares held by the pubic will increase

significantly from approximately 515 million to approximately 6,861 million shares as a result of the Reorganisation (that is, from a public float of 25% to approximately 38%). For this purpose and as required under the Listing Rules, NWD and its associates, as well as other connected persons as defined under the Listing Rules, are excluded from the calculation of public float.

Transformation of Business Portfolio

The PPC Board believes that the PPC Group will be transformed from having a single line of infrastructure business, namely ports and port-related business, into operating a portfolio with different lines of business in infrastructure, ports and services. The PPC Board also believes that the businesses in the new portfolio are complementary to each other and will give management greater strategic focus in building the Enlarged PPC Group into a leader in those business sectors. Based on the PPC Board's view, having different lines of activities and added scale will also lend stability and a reduction in volatility to the businesses, earnings and cash flow, which will lower the cost of capital of the Enlarged PPC Group as a whole and, in turn, increase the value of the Enlarged PPC Group. Also, based on the PPC Board's view, combining the businesses under unified management will contribute to optimising capital allocation among different businesses, which will, in turn, help to increase return on capital employed.

Sharing of Experience and Relationship

The PPC Board believes that the Reorganisation will bring together experienced and successful management teams at PPC, NWI and NWS, each with a strong track-record of developing projects in the PRC, Hong Kong and Macau. Within the Enlarged PPC Group, the PPC Board believes that they will be able to share their experience and the relationships which they have developed with joint venture partners (including government and government-related organisations). The PPC Board is therefore of the view that these development and management experience and strategic relationships will confer both tangible and intangible benefits to the execution of the growth strategy.

Furthermore, pursuant to section 10 headed "Information on the PPC Group and the Enlarged PPC Group" in the Circular, it is noted that the PPC Group is principally engaged in investment in, and the development, operation and management of, terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC. Following completion of the Reorganisation, the PPC Board believes that the Enlarged PPC Group's businesses will include: (i) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnels, water treatment plants and water treatment equipment manufacturing business and power plants in the PRC, Hong Kong and Macau which are currently operated by NWI; (ii) facilities, contracting, transport, financial and environmental services businesses which are currently operated by NWS; and (iii) the container terminals, cargo handling and storage businesses which are currently operated by the PPC Group. Based on the PPC Board's view, the Enlarged PPC Group will become one of the largest listed developers of infrastructure, ports and services businesses in Hong Kong and the PRC.

The following is a summary of certain financial information of the PPC Group and the Enlarged PPC Group for the year ended 30 June 2002 as extracted from the Circular.

	PPC Group *HK$'000*	Enlarged PPC Group *HK$'000*	Multiples *(Times)*
Turnover	125,057	12,408,532	99.2x
Profit attributable to shareholders before adjustments	143,945	1,636,727[(1)]	11.4x
Profit attributable to shareholders after adjustments	n/a	853,918[(2)]	n/a
Cash Earnings	378,176	2,135,926	5.6x
Adjusted EBITDA	450,560	3,052,990	6.8x
Total assets	3,817,121	37,195,742	9.7x
Cash Earnings per PPC Share (HK$/share)	HK$0.072[(3)]	HK$0.120[(4)]	1.7x
Net (Cash)/Debt [(5)]	(349,331)	9,122,081	n/a
Net Debt to Total Capitalisation [(6)]	n/a	34.1%	n/a
Adjusted EBITDA/Adjusted Interest Expense	n/a	6.2x[(7)]	n/a
Total Debt [(8)]/Adjusted EBITDA	n/a	3.7x	n/a

Notes

(1) The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the profit attributable to shareholders of the NWS Group, the Sale Group Companies, the Tangjin Highway Companies and the PPC Group for the year ended 30 June 2002.

(2) This represents the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after certain significant adjustments for the Reorganisation, including (i) annual amortisation charge of goodwill from the acquisition of NWS of approximately HK$327 million, (ii) annual interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5 million and HK$81 million, respectively, as a result of the adjustments to the carrying values of the Infrastructure Assets and (iv) annual corporate expenses of approximately HK$76 million to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets. Details of the above adjustments are set out in Part 3 of Appendix III to the Circular.

(3) Cash Earnings per PPC Share of the PPC Group (as enlarged by the conversion of all Preference Shares) for the year ended 30 June 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares but before the Share Consolidation.

(4) The pro forma Cash Earnings per PPC Share of the Enlarged PPC Group immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the Acquisitions and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preferences Shares into fully-paid PPC Shares but before the Share Consolidation.

(5) Net Debt equals Total Debt minus bank balances and cash. Net Cash equals bank balances and cash minus Total Debt.

(6) Total Capitalisation equals Total Debt plus net assets.

(7) Adjusted Interest Expense of the Enlarged PPC Group equals combined finance costs of the Enlarged PPC Group as stated in Part 3 of Appendix III to this Circular plus interest expense and other incidental borrowing costs of approximately HK$294 million on the HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, as stated in Part 3 Note 1(ii) of Appendix III to this Circular.

(8) Total Debt equals bank loans and overdrafts plus long term liabilities (both current and non-current portions) plus amount due to NWI (both current and non-current portions) less loans from minority shareholders of subsidiaries.

The PPC Board believes that the Enlarged PPC Group's future strategy will focus on:

- **leveraging its stable cash flow businesses to capitalise on selected growth opportunities** – The PPC Board believes that the infrastructure, ports and services businesses which the Enlarged PPC Group will hold after Completion generate steady cash flow and include key businesses such as port and port-related businesses, construction services, property management, facility management, transport services and the operation of toll roads, expressways, bridges and tunnel, water treatment plants and power plants. The PPC Board believes that the Enlarged PPC Group's strategy is to focus on the key infrastructure, ports and services businesses and to leverage the stable cash flows and earnings from these businesses to invest in new projects with high growth potential. The capital expenditure of the Enlarged PPC Group, as currently envisaged by the PPC Board, will be approximately HK$500 million for each of the financial years through to 30 June 2005. The management of the Enlarged PPC Group will continue to evaluate the growth opportunities, long-term contribution to stable cash flow, and strategic fit of each of its planned projects based on the PPC Board's view;

- **optimising its capital structure through near term de-leveraging to achieve a target debt level while maintaining an acceptable return on equity** – The PPC Board believes that the Enlarged PPC Group will focus on optimising its capital structure through achieving a sustainable target debt to total capital ratio, while ensuring that an acceptable return on equity is achieved. In the near term, the PPC Board is of the view that the Enlarged PPC Group will be de-leveraging to bring its debt to total capital ratio in line with a targeted ratio. The PPC Board believes that de-leveraging will be achieved through rationalisation and selective asset sales of non-core project assets and cash flows from core operations. The PPC Board aims, on the basis of the prospective improvement in cash flow, to reduce the Enlarged PPC Group's debt by approximately HK$5 billion over the next three years. The PPC Board believes that the majority of the reduction is expected to be achieved through the use of internal resources, including cash flow from operations, and to a comparatively lesser extent, sale of selective non-core assets and repatriation of project-level investment capital. The PPC Board is also of the view that the PPC Group will

continue to evaluate the growth opportunities, the long term contribution to stable cash flows, and strategic fit of each of its portfolio projects and businesses;

- **targeting a dividend policy which is in line with comparable stable cash flow businesses** – The PPC Board believes that the Enlarged PPC Group will adopt a dividend policy that strikes a balance between the following three important goals: (i) providing the PPC Shareholders with a competitive return on investment comparable to the stable and recurring cash flow nature of its business, (ii) applying cash to repay debt to achieve the PPC Group's target and optimal debt ratio; and (iii) allowing sufficient re-investment of profit to achieve growth. The PPC Board believes, on the basis of the substantial increase in pro forma Cash Earnings for the Enlarged PPC Group, that the group's dividend policy will be comparable to those of companies operating in the same sectors.

Having considered the above and relevant industry reports, research and market information, we concur with the view of the PPC Board that the Reorganisation will broaden and deepen PPC's assets and scope of business and the Reorganisation is intended to allow the Enlarged PPC Group to pursue a clear business and growth strategy in the infrastructure, ports and services businesses, with which the Enlarged PPC Group is expected to become a leader in those sectors in the PRC, Hong Kong and Macau.

2) Consideration

Infrastructure Assets Acquisition

Pursuant to the Infrastructure Assets Sale Agreement, the aggregate consideration payable by PPC to NWI pursuant to the Infrastructure Assets Acquisition amounts to approximately HK$10,227 million and has been determined on the basis of arm's length negotiations with reference to an independent valuation of the Infrastructure Assets prepared by Sallmanns, valuing the Infrastructure Assets at approximately HK$10,160 million as at 30 June 2002 which, after adjusting for certain corporate expenses (primarily relating to employees that need to be transferred to PPC) and the Book Value (of the company holding the equity interest in the Wuhan Bridge) is equivalent to approximately HK$10,227 million. The value of the consideration represents approximately 1.1 times of the audited pro forma net tangible assets value of the Infrastructure Assets together with the Shareholder's Loans and the Tangjin Loans of approximately HK$9,024 million as at 30 June 2002. The valuation of the Infrastructure Assets has been determined based on an income approach known as the discounted cash flow method. The aggregate consideration is to be satisfied by:

- the payment of the Cash Consideration, which will be financed by external loans and internal resources of PPC, by PPC to NWI (subject to "Adjustments to the Cash Consideration", if any, as provided in the Circular, being: (i) if any additional shareholder's loans are made by NWI and/or Lotsgain to the Sale Group Companies or by NWCI to the Tangjin Highway Companies between 1 October 2002 and Completion and not repaid before Completion, PPC will acquire such loans for cash at their face value. If any Shareholder's Loans or Tangjin Loans are repaid between 1 October 2002 and Completion, the Cash Consideration will be reduced on a dollar-for-dollar basis. An announcement will be made by NWI and PPC if there is any material change to the Shareholder's Loans and/or the Tangjin Loans. There has been no material

change in the balance of the Shareholder's Loans and/or the Tangjin Loans since 30 September 2002 up to the Latest Practicable Date; (ii) pursuant to the Infrastructure Assets Sale Agreement, PPC undertakes that, if so requested by NWI in certain circumstances, PPC will execute a deed poll to assume the liabilities of NWI under the outstanding NWI Notes with effect from Completion. In such event, the Cash Consideration will be reduced by such amount representing the outstanding liabilities of NWI under the NWI Notes, which will have been assumed by PPC; and (iii) PPC is acquiring an effective interest of approximately 48.86% in the Wuhan Bridge from NWI at the Book Value, subject to adjustment depending on the Compensation Amount. If the Compensation Amount exceeds the Book Value, PPC will pay to NWI an amount equivalent to half of the amount by which the Compensation Amount exceeds the Book Value. If the Compensation Amount is less than the Book Value, NWI will pay to PPC an amount equivalent to the amount by which the Book Value exceeds the Compensation Amount);

- the issuance of the NWI Consideration Shares by PPC to NWI or its nominee at the Issue Price; and
- the undertaking by PPC to repay the principal and interest outstanding from NWCI under the BOC Loan.

To assess whether the aggregate consideration is fair and reasonable to PPC and PPC Shareholders and is in their interests, we have reviewed and considered (i) the basis of consideration adopted by the PPC Board; (ii) other valuation methodologies to determine whether the aggregate consideration for the Infrastructure Assets Acquisition is at market value; and (iii) the fairness of the issuance of the NWI Consideration Shares by PPC to NWI, as follows:

(i) Basis of consideration:

Sallmanns is of the opinion that the Infrastructure Assets is valued at approximately HK$10,160 million as at 30 June 2002, using an income approach known as the discounted cash flow method, but before adjusting for certain corporate expenses and the Book Value. With the adjustments taken into account, the independent valuation of the Infrastructure Assets prepared by Sallmanns is equivalent to approximately HK$10,227 million, which is equal to and forms the basis of the aggregate consideration payable by PPC to NWI pursuant to the Infrastructure Assets Acquisition. We have discussed with Sallmanns the basis of the underlying assumptions and methodologies of the independent valuation, including the expected turnover, cost structure and discount rates (as set out in the independent valuation being (a) approximately 10.68% for power and water projects in Macau and approximately 14.68% for power and water projects in the PRC and (b) approximately 14.84% for roads and bridges projects, and concur that the assumptions and methodologies used are in line with general market practice with reference to relevant publications and research reports. We have also reviewed the general industry outlook and prospects of the Infrastructure Assets, by reference to research reports of securities houses or annual reports of companies which have power or infrastructure related assets, which support the parameters forming the aggregate consideration for

the Infrastructure Assets Acquisition under the independent valuation. We are of the view that the aggregate consideration of approximately HK$10,227 million adopted by the PPC Board is fair and reasonable, based on our consideration and review of assumptions and methodologies in the independent valuation report, and is on normal commercial terms. Summary of the assumptions, methodologies and discount rates are referred to in the independent valuation prepared by Sallmanns as set out in Appendix IV of the Circular.

(ii) Other valuation methodologies:

Using other valuation methodologies:

- The aggregate consideration of approximately HK$10,227 million represents an enterprise value ("EV")/Adjusted EBITDA multiple (being the aggregate consideration divided by the Adjusted EBITDA for the year ended 30 June 2002 as set out in the Circular) of approximately 9.6 times.

- The aggregate consideration payable by PPC exceeds the audited pro forma net tangible assets value of the Infrastructure Assets, together with the Shareholder's Loans and the Tangjin Loans as at 30 June 2002 as set out in the Circular by approximately HK$1,203 million, which is shown as the adjustments to the carrying value of the Infrastructure Assets to the respective fair value with reference to the valuation of the Infrastructure Assets as at 30 June 2002 prepared by Sallmanns as provided in the Pro Forma Statements of the Enlarged PPC Group in the Circular. The aggregate consideration represents a price/net tangible assets multiple of approximately 1.1 times (defined as the aggregate consideration divided by the audited pro forma net tangible assets value of the Infrastructure Assets together with the Shareholder's Loans and the Tangjin Loans of approximately HK$9,024 million as at 30 June 2002).

We have considered and reviewed the above multiples, and are of the view that the EV/Adjusted EBITDA multiple and price/net tangible assets multiple are more appropriate and commonly used as valuation benchmarks for infrastructure assets. We are of the view that EV/Adjusted EBITDA multiple is also appropriate for valuation in the context of an asset purchase, such as the Infrastructure Assets Acquisition, comparing to a share purchase. Based on our review of comparable listed companies in the Asia Pacific region, we have identified Cheung Kong Infrastructure Limited and Hopewell Holdings Limited, both of which are listed on the Stock Exchange. Although these two companies have different mix of assets and geographical coverage, when having taken into account the portfolio of infrastructure assets as a whole, we consider that these two companies as the closest comparable listed companies. The respective valuation multiples as at the Latest Practicable Date are listed below. We are of the view that the EV/Adjusted EBITDA multiple and the price/net tangible assets multiple of the Infrastructure Assets are in line with these comparable

listed companies, and the aggregate consideration for the Infrastructure Assets Acquisition is fair and reasonable.

	EV/Adjusted EBITDA multiples (times)	Price/net tangible assets multiples (times)
Cheung Kong Infrastructure Limited	6.9	1.2
Hopewell Holdings Limited	11.4	0.3
Infrastructure Assets Acquisition	9.6	1.1

(iii) Issuance of NWI Consideration Shares:

Pursuant to the Infrastructure Assets Acquisition, part of the consideration is to be satisfied by the issuance of NWI Consideration Shares. The NWI Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWI Consideration Shares represent:

- approximately 41.41% of the existing issued ordinary share capital of PPC;
- approximately 5.84% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 4.79% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of all Preference Shares.

The Issue Price of approximately HK$0.9327 per NWI Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC has been determined based on the price/earnings multiple method. The Issue Price has been determined on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue and a valuation of PPC by Chesterton of approximately HK$4,900 million. We have compared the Issue Price with certain historical trading prices of PPC Shares as well as the net tangible asset value per PPC Share as at 30 June 2002. The issuance of NWI Consideration Shares based on the Issue Price represents:

(i) a premium of approximately 114.41% over the closing price of HK$0.435 per PPC Share as quoted on the Stock Exchange as at the Latest Practicable Date;

(ii) a premium of approximately 119.46% over the closing price of HK$0.425 per PPC Share as quoted on the Stock Exchange on 16

October 2002, being the last trading day prior to 17 October 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issuance of the Announcement);

(iii) a premium of approximately 132.01% over the average closing price of HK$0.402 per PPC Share as quoted on the Stock Exchange over the last 10 trading days prior to 17 October 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issuance of the Announcement);

(iv) a premium of approximately 121.54% over the average closing price of HK$0.421 per PPC Share as quoted on the Stock Exchange over the last 30 trading days prior to 17 October 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issuance of the Announcement);

(v) a premium of approximately 126.93% over the average closing price of HK$0.411 per PPC Share as quoted on the Stock Exchange over the last 60 trading days prior to 17 October 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issuance of the Announcement).

(vi) a premium of approximately 69.58% to the highest closing prices of HK$0.550 per PPC Share as quoted on the Stock Exchange over the last two calendar years prior to 17 October 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issuance of the Announcement);

(vii) a premium of approximately 216.17% to the lowest closing prices of HK$0.295 per PPC Share as quoted on the Stock Exchange over the last two calendar years prior to 17 October 2002 (the date on which trading in the PPC Shares on the Stock Exchange was suspended pending the issuance of the Announcement); and

(viii) a premium of approximately 33.09% to the net tangible asset value per PPC Share of approximately HK$0.7008 based on the audited financial statement of PPC as at 30 June 2002, assuming conversion in full of the Preference Shares.

We are of the view that the NWI Consideration Shares are issued at a substantial premium in the interests of PPC and PPC Shareholders, being approximately 853 million new PPC Shares at approximately HK$0.9327 per share on Completion representing approximately 7.78% of the aggregate consideration payable by PPC to NWI for the Infrastructure Assets Acquisition.

Having considered the above, the aggregate consideration for the Infrastructure Assets Acquisition adopted by the PPC Board is based on the independent valuation report and is in line with the other valuation methodologies as analysed. Also, the issuance of NWI Consideration Shares is at a substantial premium in the interests of PPC and PPC Shareholders.

Having considered the above as a whole, we are of the view that the aggregate consideration pursuant to the Infrastructure Assets Acquisition is fair and reasonable, is in the interests of PPC and PPC Shareholders as a whole, and is on normal commercial terms.

Services Assets Acquisition

Pursuant to the Services Assets Sale Agreement, the consideration payable by PPC to NWS Shareholders pursuant to the Services Assets Acquisition amounts to approximately HK$10,913 million and has been determined on the basis of arm's length negotiations with reference to an independent valuation of the NWS Group prepared by American Appraisal, valuing the NWS Group at HK$11,003 million as at 30 June 2002 which, after adjusting for the amount of cash dividends of approximately HK$89.61 million elected by the NWS Shareholders, is equivalent to approximately HK$10,913 million. The valuation of the operating subsidiaries of the NWS Group has been determined based on an income approach known as the discounted cash flow method. The consideration is to be satisfied by the issuance of the NWS Consideration Shares by PPC to NWS Shareholders or their nominees at the Issue Price of approximately HK$0.9327 per NWS Consideration Share, giving PPC an implied equity value of approximately HK$4,900 million (on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue) before the Reorganisation. The NWS Consideration Shares represent a share exchange ratio of approximately 8.84 PPC Shares to one NWS Share, which is arrived at on the basis of the consideration for the Services Assets Acquisition. The value of the consideration of the entire issued share capital of NWS represents approximately 2.4 times of the net tangible assets of the NWS Group.

To assess whether the consideration is fair and reasonable to PPC and PPC shareholders and is in their interests, we have reviewed and considered (i) the basis of consideration adopted by the PPC Board; (ii) other valuation methodologies to determine whether the consideration for the Services Assets Acquisition is at market value; and (iii) the fairness of the Issuance of the NWS Consideration Shares by PPC to NWS Shareholders, as follows:

(i) Basis of Consideration:

American Appraisal is of the opinion that NWS is valued at approximately HK$11,003 million as at 30 June 2002, using an income approach known as the discounted cash flow method, but before adjusting for the amount of cash dividends of approximately HK$89.61 million elected by the NWS Shareholders. With the adjustment taken into account, the independent valuation of the Services Assets prepared by American Appraisal is equivalent to approximately HK$10,913 million, which is equal to and forms the basis of the consideration payable by PPC to NWS Shareholders pursuant to the Services Assets Acquisition. We have discussed with American Appraisal the basis of the underlying assumptions and methodologies of the independent valuation, including the expected turnover, cost structure and discount rates (as set out in the independent valuation being (a) approximately 10% for contracting, electrical and mechanical engineering, and property management; (b)

approximately 9% for facility management, transport, and environmental and consumer-related services; (c) approximately 14% for security; (d) approximately 15% for financial management and investment; and (e) approximately 9.3% for consolidation adjustment of corporate expenses), and concur that the assumptions and methodologies used are in line with general market practice with reference to relevant publications and research reports. We have also reviewed the general industry outlook and prospects of the Services Assets, by reference to research reports published by securities houses and annual reports of companies which have transport, construction or property management assets, which support the parameters forming the consideration for the Services Assets Acquisition under the independent valuation. We are of the view that the consideration of approximately HK$10,913 million adopted by the PPC Board is fair and reasonable, based on our consideration and review of the assumptions and methodologies in the independent valuation report, and is on normal commercial terms. Summary of the assumptions, methodologies and discount rates are referred to in the independent valuation prepared by American Appraisal as set out in Appendix V of the Circular.

(ii) Other valuation methodologies:

Using other valuation methodologies:

- The aggregate consideration of approximately HK$10,913 million represents an EV/Adjusted EBITDA multiple (being the aggregate consideration of approximately HK$10,913 million adjusted for cash and debt of NWS divided by the Adjusted EBITDA for the year ended 30 June 2002 as set out in the Circular) of approximately 6.9 times.

- The consideration of approximately HK$10,913 million represents a price/earnings multiple (defined as the aggregate consideration divided by the audited profit attributable to shareholders of the NWS Group for the year ended 30 June 2002) of approximately 12.9 times.

- The consideration payable by PPC exceeds the audited total net assets of the NWS Group as at 30 June 2002 by approximately HK$6,444 million. Taken into account the adjustment for the amount of cash dividend of approximately HK$89.61 million as at 30 June 2002, PPC will then record the amount of approximately HK$6,534 million in respect of Services Assets Acquisition as intangible asset.

Having taken into account that NWS has a well diversified and integrated profile of services assets with synergy and economy of scale, we are not aware of any direct or close comparable companies listed in Hong Kong or the Asian Pacific region which have a similar profile and mix of businesses as those of NWS. As such, in assessing the consideration for the Services Assets

Acquisition based on the valuation multiples, we have considered the Services Assets of NWS as a whole and compared to the Hang Seng Commercial and Industrial Index (the "HSCII") which is a capitalisation-weighted index of all the stocks designed to measure the performance of the commercial and industrial sector of the Stock Exchange. We have reviewed and noted that the price/earnings multiple of the companies forming the HSCII at the Latest Practicable Date was approximately 14.36 times and we are of the view that the price/earnings multiple calculated on NWS is in line with that of the HSCII. Given the nature of NWS business is providing services, we do not consider that a comparison of the consideration with the net asset value of the NWS Group is appropriate. Also, as the consideration for the Services Assets Acquisition is to be satisfied in full or 100% by the issuance of NWS Consideration Shares, we are of the view that the assessment of the overall fairness and reasonableness of the consideration should be assessed together with the issuance of the NWS Consideration Shares and the Issue Price as a whole.

(iii) NWS Consideration Shares:

Pursuant to the Services Assets Acquisition, the whole of the consideration is to be satisfied by the issuance of NWS Consideration Shares. The NWS Consideration Shares, when issued, will rank pari passu in all respects with the PPC Shares then in issue, including the right to receive any dividend declared after the date of Completion. The NWS Consideration Shares represent:

- approximately 568.02% of the existing issued ordinary share capital of PPC;
- approximately 80.07% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares but before conversion of the Preference Shares; and
- approximately 65.71% of the issued ordinary share capital of PPC as enlarged by the issuance of all the Consideration Shares and conversion in full of all the Preference Shares.

The Issue Price of approximately HK$0.9327 per NWS Consideration Share has been determined with reference to an independent valuation of PPC prepared by Chesterton. The valuation of PPC has been determined based on the price/earnings multiple method. The Issue Price has been determined on the basis of 2,059,968,000 PPC Shares and 3,193,654,306 Preference Shares in issue and a valuation of PPC by Chesterton of approximately HK$4,900 million. We have compared the Issue Price with certain historical trading prices of PPC Shares as well as the net tangible asset value per PPC Share as at 30 June 2002. As the same analysis provided under Part (iii) of the Section headed "Infrastructure Assets Acquisition" in this letter (entitled "The issuance of NWI Consideration Shares"), we are of the view that NWS

Consideration Shares are issued at a substantial premium in the interests of PPC and PPC Shareholders, being approximately 11,701 million new PPC Shares at approximately HK$0.9327 per share as the full consideration payable by PPC to NWS Shareholders for the Services Assets Acquisition.

Having considered the above, the consideration for the Services Assets Acquisition adopted by the PPC Board is based on the independent valuation report and is in line with the price/earnings multiple as analysed. Also, the issuance of NWS Consideration Shares is at a substantial premium in the interests of PPC and PPC Shareholders, which the NWS Consideration Shares constitute the whole of the consideration payable by PPC for the Services Assets Acquisition. Having considered the above as a whole, we are of the view that the consideration pursuant to the Services Assets Acquisition is fair and reasonable, is in the interests of PPC and PPC Shareholders as a whole, and is on normal commercial terms.

3) Other Material Terms

As noted in the Circular, the Acquisitions contain various material terms, including, but not limited to, the non-compete undertaking of NWI, non-compete and engagement undertakings of NWD, and non-disposal undertaking of NWS Shareholders.

Non-compete undertaking of NWI

Pursuant to the terms of the Infrastructure Assets Sale Agreement, NWI has given a non-compete undertaking to PPC such that, among other things, NWI will not and will procure that its subsidiaries will not in any relevant capacity during 15 years from the date of Completion directly or indirectly carry on any investment, development, operation or management of toll roads, toll bridges, tunnels, water treatment plants, power plants or tunnels or the manufacture, trading or sale of water treatment equipment anywhere in the world (other than certain permitted activities).

Non-compete and engagement undertakings of NWD

Pursuant to the terms of the Services Assets Sale Agreement, at Completion, NWD and PPC will enter into a deed of non-compete and engagement undertakings pursuant to which NWD will undertake to PPC that within the period of 15 years from the date of the Completion, NWD will not and will procure that its subsidiaries (other than members of the PPC Group) will not, other than pursuant to certain exceptions, directly or indirectly, participate in, hold any right or interest in any business in the nature of:

- any of the services comprised in the Services Assets anywhere within Asia; or
- any of the projects comprised in the Infrastructure Assets anywhere in the world.

Pursuant to the deed of non-compete and engagement undertakings, the NWD Group will be allowed to engage in (including but not limited to) the following businesses:

- the carrying on by the NWD Group of any business (not being part of the business of the NWS Group or the business of the NWI Group relating to the Infrastructure Assets as carried on by them as at 21 October 2002) which as at 21 October 2002, the NWD Group was carrying on;

- the investment of any member of the NWD Group in any company listed on the Stock Exchange or any recognised stock exchange (regardless of the business of the investee company), provided that the NWD Group's interest in such listed company does not exceed 15% of the entire issued share capital of such listed company;

- in relation to facility management and ancillary related businesses comprised in the Services Assets, the operation or ownership of an interest by any member of the NWD Group in the convention business of any hotel or leisure properties or hospitality business (but excluding any business whose annual revenue from convention activities exceeds 15% of the total annual revenue of such business) in which the NWD Group has an interest, regardless of the extent of such interest;

- in relation to the business of facility management and property management comprised in the Services Assets, the provision by the NWD Group of facility and property management services in establishments such as department stores, super/ hypermarkets, hotels, entertainment, leisure, medical, recreational and other special purpose facilities, telecommunications and broadcasting facilities or properties;

- the provision by any member of the NWD Group of construction and/or construction project management services in respect of development projects owned by the NWD Group;

- the provision of services on normal commercial and arm's length terms by any member of the NWD Group to the Enlarged PPC Group in relation to the Infrastructure Assets pursuant to a decision by the independent directors of PPC allowing the provision of such services; and

- the business presently carried on or proposed to be carried on by New World Liberty China Ventures Limited (a joint venture, 50%-owned by NWD) or its subsidiaries.

In addition, NWD will, pursuant to the deed of non-compete and engagement undertakings (subject to certain qualifications), undertake to PPC, in relation to all requirements in Hong Kong of the NWD Group for the provision of any services comprised in the Services Assets of the NWS Group, to engage the Enlarged PPC Group for the provision of such services for a period of 15 years from the date of Completion.

Pursuant to the non-compete and engagement undertakings, NWD shall not be obliged to engage the Enlarged PPC Group for provision of any services comprised in the Services Assets if: (i) the businesses and projects for which such services are required are not wholly-owned by NWD, or if NWD does not have the right to select providers of such services for the relevant businesses and projects; (ii) the compliance with the terms of such undertakings are contrary to the terms of the contracts governing the relevant businesses or projects of NWD or any applicable law, regulations or administrative directives promulgated by competent authorities; or (iii) the Enlarged PPC Group does not have the necessary qualifications to provide the services required.

The engagement undertakings shall lapse if NWD ceases to be the controlling shareholder of PPC.

Non-disposal undertaking of NWS Shareholders

Under the Services Assets Sale Agreement, each of the NWS Shareholders has given an undertaking to PPC not to sell, encumber or otherwise dispose of any of the NWS Consideration Shares allotted to it within the period of six months following completion of the Services Assets Acquisition, except with the prior consent of PPC or for disposal of any of the NWS Consideration Shares to NWD or its nominee.

Having considered the above, the non-compete undertaking of NWI and the non-compete and engagement undertakings of NWD as a whole provide commercial protection to PPC for a period of 15 years and are on normal commercial terms. The non-disposal undertaking of NWS Shareholders provides a level of protection to PPC against the selling pressure of NWS Consideration Shares. We are of the view that the undertakings to PPC are in the interests of PPC and PPC Shareholders as a whole.

4) Financial Impacts

We have assessed the financial impacts of the Acquisitions on PPC, based on: (i) the audited consolidated financial statements of PPC for the year ended 30 June 2002; (ii) the Pro Forma Statements of the Enlarged PPC Group (as set out in Appendix III of the Circular); and (iii) the financial information on the PPC Group and the pro forma financial information on the Enlarged PPC Group (as set out in section 10 headed "Information on the PPC Group and the Enlarged PPC Group" under the Circular) as follows:

Profit Attributable to Shareholders

After the Acquisitions, PPC's profit attributable to shareholders would increase from approximately HK$144 million (based on the audited figure in the audited consolidated financial statements of PPC for the year ended 30 June 2002) to approximately HK$854 million (based on the unaudited pro forma figure in the Pro Forma Statements of the Enlarged PPC Group taking into account the significant pro forma adjustments for the Reorganisation as set out in Part 3 of Appendix III in the Circular), representing a multiple of approximately 5.9 times.

Cash Earnings

PPC's Cash Earnings will increase from approximately HK$378 million (based on the financial information on the PPC Group as at 30 June 2002 in the Circular) to approximately HK$2,136 million (based on the pro forma financial information on the Enlarged PPC Group in the Circular), representing a multiple of approximately 5.6 times. PPC's earnings base will increase after the Acquisitions.

Return on Equity

- Using the profit attributable to shareholders, PPC's return on equity (being the profit attributable to shareholders divided by total shareholders' funds) will increase from approximately 3.9% (based on the audited figures in the audited consolidated financial statements of PPC for the year ended 30 June 2002) to approximately 5.5% (based on the unaudited pro forma figures in the Pro Forma Statements of the Enlarged PPC Group taking into account the significant pro forma adjustments for the Reorganisation as set out in Part 3 of Appendix III in the Circular).

- Using the Cash Earnings, PPC's return on equity (being the Cash Earnings divided by total shareholders' funds) will increase from approximately 10.2% (based on the financial information on the PPC Group in the Circular and the audited figure in the audited consolidated financial statements of PPC for the year ended 30 June 2002) to approximately 13.9% (based on the pro forma financial information on the Enlarged PPC Group in the Circular and the unaudited pro forma figures in the Pro Forma Statements of the Enlarged PPC Group taking into account the significant pro forma adjustments for the Reorganisation as set out in Part 3 of Appendix III in the Circular).

The return on equity will increase for PPC Shareholders after the Reorganisation.

Earnings Per Share

In connection with the Acquisitions, PPC will issue approximately 12,554 million Consideration Shares. NWI will convert its entire holding of Preference Shares into fully-paid PPC Shares at Completion in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares. As a result, PPC will issue a total of approximately 15,748 million new PPC Shares, which will rank pari passu in all respects with other PPC Shares then in issue. PPC will have a total of approximately 17,808 million PPC Shares in issue after the Reorganisation. In this context:

- Using the profit attributable to shareholders, the earnings per PPC Share will increase from approximately HK0.49 cents (known as the basic earnings per PPC Share, being the audited profit attributable to shareholders less preference share dividend divided by the number of ordinary shares in issue as stated in the audited consolidated financial statements of PPC for the year ended 30 June 2002) or from approximately HK2.72 cents (known as the diluted earnings per share, being the audited profit attributable to shareholders based on the audited financial statements of PPC for the year ended 30 June 2002 divided by approximately 2,060 million PPC Shares in issue before the Reorganisation and conversion in full of approximately 3,194 million

Preference Shares) to approximately HK4.80 cents (being unaudited pro forma profit attributable to shareholders based on the Pro Forma Statements of the Enlarged PPC Group taking into account the significant pro forma adjustments for the Reorganisation as set out in Part 3 of Appendix III in the Circular divided by a total of approximately 17,808 million PPC Shares then in issue after the Reorganisation), representing a multiple of approximately 9.8 or approximately 1.8 times respectively.

- Using the Cash Earnings, the earnings per PPC Share will increase from approximately HK7.20 cents (being the Cash Earnings based on the financial information on the PPC Group for the year ended 30 June 2002 in the Circular divided by approximately 2,060 million PPC Shares in issue before the Reorganisation and conversion in full of approximately 3,194 million Preference Shares) to approximately HK11.99 cents (being the Cash Earnings based on the pro forma financial information on the Enlarged PPC Group in the Circular divided by a total of approximately 17,808 million PPC Shares then in issue after the Reorganisation), representing a multiple of approximately 1.7 times. For this analysis, the Cash Earnings applies to all classes of shareholders and therefore no differentiation can be made between basic cash earnings per PPC Share or diluted cash earnings per PPC Share before the Reorganisation.

PPC's earnings per share will increase after the Reorganisation.

Net Asset Value

After the Acquisitions, the net asset value of PPC will increase from approximately HK$3,717 million (based on the audited figure in the audited consolidated financial statements of PPC as at 30 June 2002) to approximately HK$15,403 million (based on the unaudited pro forma figure in the Pro Forma Statements of the Enlarged PPC Group). The net asset value per share (being net asset value divided by the number of ordinary shares in issue) will also increase from approximately HK$0.71 per share (based on approximately 2,060 million PPC Shares in issue before the Reorganisation and conversion in full of approximately 3,194 million Preference Shares) to approximately HK$0.86 per share (based on approximately 17,808 million PPC Shares then in issue after the Reorganisation), representing an increase of approximately 22.4%.

PPC will record adjusted assets and intangible assets, respectively, of approximately HK$1,203 million and HK$6,534 million following the Acquisitions, being the difference between the aggregate consideration payable pursuant to the Infrastructure Assets Acquisition and the combined net tangible assets of the Infrastructure Assets, and the difference between the consideration payable pursuant to the Services Assets Acquisition and the audited net tangible assets of the Services Assets after adjusted for the amount of cash dividend of approximately HK$89.61 million and the pre-existing goodwill of NWS as at 30 June 2002. PPC's net tangible asset value per share (being net tangible asset value divided by number of ordinary shares in issue) will decrease from approximately HK$0.70 per share (based on approximately 2,060 million PPC Shares in issue before the Reorganisation and conversion in full of approximately 3,194 million Preference Shares) to approximately HK$0.50 per share (based on approximately 17,808 million PPC Shares then in issue after the Reorganisation), representing a decrease of approximately 28.6%.

Debt to Equity & Net Debt to Total Capitalisation

After the Acquisitions, PPC will increase its total debt ("Total Debt") (being bank loans and overdrafts plus long term liabilities (both current and non-current portion) plus amount due to NWI (both current and non-current portion) less loans from minority shareholders of subsidiaries) by approximately HK$11,373 million (based on the unaudited pro forma figures of the Pro Forma Statements of the Enlarged PPC Group). The debt to equity ratio (being the Total Debt divided by total shareholders' funds) will change from a net cash position to approximately 73.8%. The net debt to total capitalisation ratio (being the Total Debt minus bank balances and cash divided by Total Debt plus net assets) will change from a net cash position to approximately 34.1% as set out in the Circular.

Working Capital

Taking into account the cash from PPC's internal resources for satisfying the consideration for the Acquisitions, PPC's cash and bank balances will increase from approximately HK$349 million (based on the audit figure in the audited consolidated financial statements of PPC as at 30 June 2002) to approximately HK$2,251 million after the Acquisitions (based on the unaudited pro forma figure in the Pro Forma Statements of the Enlarged PPC Group), representing a multiple of approximately 6.44 times.

Debt Servicing

After the Acquisitions, PPC will increase its Adjusted EBITDA from approximately HK$451 million (calculated based on the financial information on the PPC Group as at 30 June 2002 in the Circular) to approximately HK$3,053 million (calculated based on the pro forma financial information on the Enlarged PPC Group in the Circular), representing a multiple of approximately 6.8 times. For debt servicing, PPC will therefore have an Adjusted EBITDA/adjusted interest expense multiple (as set out in the Circular) of approximately 6.2 times and the Total Debt/Adjusted EBITDA multiple (as set out in the Circular) of approximately 3.7 times after the Reorganisation.

Shareholding Dilution

Under the Reorganisation, NWI will convert its entire holding of Preference Shares into fully-paid PPC Shares at Completion in the ratio of one Preference Share to one PPC Share according to the terms of the Preference Shares. The conversion does not form part of the Acquisitions and is not subject to the approval of the Independent PPC Shareholders. Before the conversion of the Preference Shares and the Acquisitions, the percentage of existing Independent PPC Shareholders' interest in PPC is approximately 25% (calculated based on approximately 515 million PPC Shares divided by approximately 2,060 million PPC Shares in issue). After the Acquisitions, the percentage of existing Independent PPC Shareholders' interest in PPC will reduce from approximately 9.8% (calculated based on approximately 515 million PPC Shares divided by approximately 2,060 million PPC Shares in issue before the Reorganisation and assuming conversion in full of approximately 3,194 million Preference Shares) to approximately 2.89%.

Having considered the overall financial impact of the Acquisitions and the Reorganisation on a pro forma basis as analysed above, PPC will become more earnings positive with increase in the return on equity (from approximately 10.2% to approximately 13.9% based on Cash Earnings) and significant increase in earnings per share (from approximately HK7.2 cents to approximately HK11.99 cents based on Cash Earnings) in the interests of PPC Shareholders. In assessing the composition of assets, the net asset value per PPC Share will increase by approximately 22.4% while the net tangible asset value per PPC Share will decrease by approximately 28.6%, reflecting a change of PPC's assets to infrastructure, ports development and services. Notwithstanding that the debt to equity ratio will reach approximately 74%, PPC will have an Adjusted EBITDA/adjusted interest expense multiple of approximately 6.2 times and a Total Debt/Adjusted EBITDA multiple of approximately 3.7 times. This represents a change of the capital structure of the Enlarged PPC Group after the Acquisitions, which, in our view, is justifiable as the asset base for the Enlarged PPC Group will increase significantly. Furthermore, the Cash Earnings will increase from approximately HK$378 million for PPC to approximately HK$2,136 million for the Enlarged PPC Group, having already taken into account the interest expenses of the Total Debt plus the other significant pro forma cash adjustments for the Reorganisation as set out in Part 3 of Appendix III in the Circular. The increase in the Cash Earnings is significant and the fact that the Cash Earnings is of a recurring nature will assist the Enlarged PPC Group to reduce the Total Debt after the Reorganisation. Although there is a shareholding dilution effect to the existing Independent PPC Shareholders, we are of the view that the dilution shall be considered together with the increasing cash value per share of PPC Shares. **Given the above analysis, we are of the view that the Acquisitions are fair, reasonable and in the interests of PPC and PPC Shareholders as a whole.**

RECOMMENDATION

Having considered the principal factors referred to above, we are of the view that the Acquisitions are in the interests of PPC and PPC Shareholders as a whole and the terms thereof are fair, reasonable and are based on normal commercial terms so far as PPC and PPC Shareholders are concerned. Accordingly, we recommend the PPC Independent Board Committee to advise the Independent PPC Shareholders to vote in favour of the resolutions to be proposed at the SGM to approve the Acquisitions.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Johnson Fu	**Helen Ho**
Regional Head of Corporate Finance	*Head of Corporate Finance – M&A Advisory*

The following is the text of the reports prepared for the purpose of incorporation in this Circular, received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

1. INFRASTRUCTURE ASSETS

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 22898888
Facsimile (852) 28109888

18th November, 2002

The Directors
Pacific Ports Company Limited

Dear Sirs,

We set out below our report on the pro forma financial information relating to the companies listed in the section headed "Sale Companies" in section VI below (the "Sale Companies") and their respective subsidiaries (hereinafter collectively referred to as the "Sale Group Companies") for inclusion in the circular of Pacific Ports Company Limited ("PPC") dated 18th November, 2002 in connection with the proposed acquisition of the entire interests of the Sale Companies held by Lotsgain Limited and New World Infrastructure (China) Investment Limited ("NWI (China)"), both are wholly owned subsidiaries of New World Infrastructure Limited ("NWI").

Details of the Sale Companies and their respective subsidiaries and jointly controlled entities as at the date of this report are set out in section VI below.

No audited financial statements have been prepared by those Sale Companies incorporated in the British Virgin Islands as indicated in section VI note (a) below. However, we have reviewed the management accounts and all material transactions of these companies since their respective dates of incorporation.

We acted as auditors of those Sale Companies and their respective subsidiaries and jointly controlled entities incorporated either in the British Virgin Islands or Hong Kong as indicated in section VI notes (b) and (g) below.

With respect to those Sale Companies and their respective subsidiaries and jointly controlled entities established in the People's Republic of China ("PRC"), for the purpose of this report, we have performed independent audits of the respective management accounts of these companies for the three years ended 30th June, 2000, 2001 and 2002 (the "Relevant Periods") in accordance with the Statements of Auditing Standards issued by the Hong Kong Society of Accountants. Adjustments have been made to restate these management accounts to comply with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and the accounting principles generally accepted in Hong Kong.

We have examined the audited financial statements or the management accounts which have been independently reviewed or audited by us as stated above, of the Sale Companies and their respective subsidiaries and jointly controlled entities for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants.

The pro forma financial information as set out in sections I to VII below ("Pro forma Financial Information") has been prepared based on the audited financial statements or, where appropriate, management accounts which have been independently reviewed or audited by us as stated above, of all companies comprising the Sale Group Companies on the basis set out in section V note (1) below. The directors of the respective companies, at the Relevant Periods, are responsible for preparing these accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of PPC are responsible for the Pro forma Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Pro forma Financial Information and to report our opinion to you.

In our opinion, the Pro forma Financial Information, for the purpose of this report, and prepared on the basis set out in section V note (1) below, gives a true and fair view of the pro forma combined state of affairs of the Sale Group Companies as at 30th June 2000, 2001 and 2002 and of the pro forma combined results and pro forma combined cash flows of the Sale Group Companies for the Relevant Periods.

I. PRO FORMA COMBINED PROFIT AND LOSS ACCOUNTS

	Section V Note	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Turnover	3	749,890	709,919	617,210
Operating costs	5	(228,922)	(273,950)	(361,404)
Operating profit before financing		520,968	435,969	255,806
Finance costs	6	(107,136)	(93,461)	(114,208)
Share of results of jointly controlled entities		521,823	524,719	579,550
Profit before taxation		935,655	867,227	721,148
Taxation	8	(60,824)	(49,985)	(72,118)
Profit after taxation		874,831	817,242	649,030
Minority interests		(43,428)	(39,813)	(4,985)
Profit attributable to shareholders		831,403	777,429	644,045
Dividends	9	790,000	800,000	550,000

II. PRO FORMA COMBINED BALANCE SHEETS

	Section V Note	2000 HK$'000	2001 HK$'000	2002 HK$'000
		As at 30th June,		
ASSETS				
Current assets				
Debtors, deposits and prepayments	11	70,535	85,962	91,337
Amount due from a minority shareholder		167,214	185,727	205,389
Bank balances and cash		235,274	305,268	352,182
Total current assets		473,023	576,957	648,908
Non-current assets				
Jointly controlled entities	12	5,937,340	6,177,827	6,561,543
Other investment	13	749,079	855,014	–
Amount due from intermediate holding company	14	184,981	309,662	351,546
Fixed assets	15	6,019,570	5,869,312	5,657,627
Total assets		13,363,993	13,788,772	13,219,624
LIABILITIES AND EQUITY				
Liabilities				
Current liabilities				
Creditors and accruals	16	566,843	622,288	681,100
Amounts due to minority shareholders		80,728	69,335	82,232
Current portion of long-term bank loans	17	62,400	–	2,336
Taxation		6,623	5,585	5,037
Total current liabilities		716,594	697,208	770,705
Long-term liabilities				
Bank and other borrowings	17	1,069,875	1,026,585	1,153,479
Amounts due to intermediate holding companies	14	6,972,963	8,192,932	7,253,623
Deferred interest income		129,961	168,968	234,542
Deferred taxation	8	–	–	9,318
Total liabilities		8,889,393	10,085,693	9,421,667
Equity				
Combined capital and reserves	18	2,840,690	2,028,040	2,122,085
Minority interests		1,633,910	1,675,039	1,675,872
Total equity and liabilities		13,363,993	13,788,772	13,219,624

III. PRO FORMA COMBINED CASH FLOW STATEMENTS

	Section V Note	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Net cash inflow from operating activities	20(a)	214,076	329,143	391,386
Returns on investments and servicing of finance				
Interest received		51,407	45,976	194,077
Interest paid		(36,865)	(28,341)	(54,082)
Dividends received from jointly controlled entities		232,427	589,822	477,717
Dividends paid		(250,000)	(1,590,000)	(550,000)
Income from a fixed return co-operative joint venture		89,628	17,726	–
Net cash inflow/(outflow) from returns on investments and servicing of finance		86,597	(964,817)	67,712
Taxation				
PRC income tax paid		(21,505)	(12,281)	(18,858)
Investing activities				
Additions to fixed assets		(78,815)	(8,804)	(4,191)
Decrease/(increase) in amounts due from jointly controlled entities		107,603	(261,613)	462,338
Increase in investment in a jointly controlled entity		–	(6,600)	–
Investments in short-term deposits maturing after three months		(55,607)	(131,339)	(150,000)
Uplift of short-term deposits maturing after three months		197,751	55,607	131,339
Proceeds from sales of fixed assets		1,225	1,088	490
Net cash inflow/(outflow) from investing activities		172,157	(351,661)	439,976
Net cash inflow/(outflow) before financing		451,325	(999,616)	880,216
Financing				
(Decrease)/increase in amount due to holding company		(519,244)	1,095,288	(981,193)
Capital contributions from minority shareholders		–	4,280	–
Drawdown of bank and other borrowings		65,995	390	129,230
Repayment of bank and other borrowings		(62,400)	(106,080)	–
Net cash (outflow)/inflow from financing	20(b)	(515,649)	993,878	(851,963)
(Decrease)/increase in cash and cash equivalents		(64,324)	(5,738)	28,253
Effect of foreign exchange rate changes		(698)	–	–
Cash and cash equivalents at beginning of year		244,689	179,667	173,929
Cash and cash equivalents at end of year		179,667	173,929	202,182
Analysis of cash and cash equivalents				
Bank balances and cash		179,667	173,929	202,182

IV. PRO FORMA COMBINED STATEMENTS OF RECOGNISED GAINS AND LOSSES

	Section V Note	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Exchange differences arising on translation of subsidiaries and jointly controlled entities not recognised in the pro forma combined profit and loss account	*18*	(5,682)	–	–
Profit attributable to shareholders		831,403	777,429	644,045
Total recognised gains		825,721	777,429	644,045
Goodwill on acquisition of interest in an associated company held by a jointly controlled entity	*18*	(8,904)	–	–
Goodwill on acquisition of additional interest in a jointly controlled entity	*18*	–	(1,055)	–
Share of goodwill released upon disposal of interest in an associated company held by a jointly controlled entity	*18*	–	976	–
		816,817	777,350	644,045

V. NOTES TO THE PRO FORMA FINANCIAL INFORMATION

(1) BASIS OF PREPARATION

The pro forma profit and loss accounts and pro forma cash flow statements as set out in sections I and III above have been prepared to reflect the results and cash flows of the Sale Group Companies and their share of the results of the jointly controlled entities as a reporting unit on an aggregate basis.

The pro forma balance sheets of the Sale Group Companies as at 30th June, 2000, 2001 and 2002 as set out in section II above have been prepared to present the assets and liabilities of the Sale Group Companies as at those dates as a reporting unit on an aggregate basis.

All significant intra-group transactions and balances have been eliminated on aggregation.

(2) PRINCIPAL ACCOUNTING POLICIES

The Pro forma Financial Information has been prepared under the historical cost convention. The principal accounting policies adopted by the Sale Group Companies in arriving at the Pro forma Financial Information included in this report are set out below. These policies conform with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

(i) Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to net assets of subsidiaries or jointly controlled entities acquired.

Goodwill on acquisitions of subsidiaries occurring on or after 1st July, 2001 is included in intangible assets. Goodwill on acquisition of jointly controlled entities occurring on or after 1st July, 2001 is included in investments in jointly controlled entities. Goodwill is amortised using the straight-line method over its estimated useful lives of not more than twenty years. Goodwill on acquisitions that occurred prior to 1st July, 2001 was previously taken to reserves in the year of acquisition. The Sale Group Companies have adopted the transitional provisions in Statement of Standard Accounting Practice ("SSAP") 30 "Business combinations" and goodwill occurred prior to 1st July, 2001 has not been retroactively capitalised and amortised. Any subsequent impairment of such goodwill is recognised in the pro forma combined profit and loss account in accordance with SSAP 31 "Impairment of assets".

(ii) Subsidiaries

Subsidiaries are companies, including equity or co-operative joint ventures in the PRC, in which the Sale Group Companies have the power to exercise control governing the financial and operating policies of the companies.

(iii) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and they have established a contractual arrangement among them to define their joint control over the economic activity of the entity.

The interests in jointly controlled entities are stated at cost plus the share of their post-acquisition results and reserves and goodwill (net of accumulated amortisation) on acquisitions, less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

Equity joint ventures

Equity joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

Co-operative joint ventures

Co-operative joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Sale Group Companies are not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

Companies limited by shares

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

(iv) Joint ventures in the PRC

Equity joint ventures

The Sale Group Companies' investments in these joint ventures are accounted for as subsidiaries (where the Sale Group Companies have the power to exercise control governing the financial and operating policies) or as jointly controlled entities (where the venturers of the equity joint ventures established joint control over the economic activity thereof).

Where the Sale Group Companies have no unilateral or joint control over the management of the equity joint ventures, the joint ventures are accounted for as other investment.

Co-operative joint ventures

The Sale Group Companies' investments in these joint ventures are accounted for as subsidiaries (where the Sale Group Companies have the power to exercise control governing the financial and operating policies) or as jointly controlled entities (where the venturers of the co-operative joint ventures established joint control over the economic activity thereof).

Fixed return joint ventures

Where investment income derived from investments in and loans to joint ventures is predetermined in accordance with the provisions of the joint venture contracts for a substantial portion of the joint venture period, these joint ventures are referred to as fixed return joint ventures. Fixed return joint ventures are accounted for as other investments and are carried at cost less capital repayments received.

(v) Capitalisation of fixed assets

All direct and indirect costs relating to the construction of fixed assets including borrowing costs and foreign exchange differences on the related borrowed funds during the construction period, are capitalised as the costs of the fixed assets.

(vi) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and impairment losses.

Depreciation of toll roads and toll bridges is provided for on a sinking fund method or a straight-line method. For the sinking fund method, annual depreciation amounts compounded at rates ranging from 2% to 13% per annum will equal the costs of the relevant toll roads and toll bridges at the expiry of the relevant joint venture periods. Certain toll roads and toll bridges are depreciated at rates sufficient to write off their costs on a straight-line basis over their toll collection periods ranging from 21 to 29 years.

Depreciation of other fixed assets is calculated to write off their costs over their estimated useful lives, using the straight-line method at annual rates ranging from 7% to 33.3%.

No depreciation is provided in respect of construction in progress.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the pro forma combined profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Sale Group Companies.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses, if any, are recognised in the pro forma combined profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the pro forma combined profit and loss account.

(vii) Repair and maintenance expenses

Toll roads and bridges repair and maintenance expenses are charged to the pro forma combined profit and loss account as incurred.

(viii) Provisions

Provisions are recognised when the Sale Group Companies have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Sale Group Companies expect a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(ix) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(x) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases and rentals payable, net of incentives received from the lessors, are accounted for on the straight-line basis over the periods of the leases.

(xi) Retirement benefit costs

The Sale Group Companies contribute to employee pension schemes established by municipal government in respect of certain joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Sale Group Companies. Contributions to these schemes are charged to the pro forma combined profit and loss account as incurred.

(xii) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the pro forma combined profit and loss account, other than those dealt with in (v) above.

The accounts of subsidiaries and jointly controlled entities expressed in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising therefrom are dealt with as a movement in reserves.

(xiii) Borrowing costs

Borrowing costs that are directly attributable to the financing of the Sale Group Companies' investments in joint ventures investing in infrastructural projects are capitalised as the cost of investments in these joint ventures up to the respective commissioning dates of the joint ventures' infrastructural assets.

All other borrowing costs are expensed in the pro forma combined profit and loss account in the year in which they are incurred, other than those dealt with in (v) above.

(xiv) Revenue recognition

Toll revenues are recognised when services are rendered.

Interest income is recognised on a time proportion basis that takes into account the principal outstanding and the effective interest rates applicable.

Interest received and receivable in respect of loan financing provided to equity and co-operative joint ventures (where they are not accounted for as subsidiaries) during their pre-operational period is deferred and amortised over the repayment periods of these loans.

Income from investments in and loans to fixed return joint ventures is recognised on an accrual basis so as to produce a constant return on the investment and loan balance (net of capital repayments) on a combined basis, throughout the period of the Sale Group Companies' investments in these joint ventures.

Dividend income is recognised when the shareholder's right to receive payment is established.

Other income is recognised on an accrual basis.

(3) TURNOVER

The Sale Group Companies are principally engaged in the investment and operation of toll roads, toll bridges, tunnels, energy and water treatment projects in Hong Kong, Macau and China mainland. Turnover represents income from the operation of toll roads and bridges, interest income and investment income from joint ventures, net of business and withholding taxes, where applicable, and is analysed as follows:

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Toll income	558,572	549,093	594,180
Business tax	(27,677)	(28,204)	(42,429)
	530,895	520,889	551,751
Interest income from			
Joint ventures	116,107	79,088	76,402
Third parties	6,872	5,613	3,655
	122,979	84,701	80,057
Withholding tax	(25,204)	(19,332)	(14,598)
	97,775	65,369	65,459
Income from a fixed return co-operative joint venture	121,220	123,661	–
	749,890	709,919	617,210

(4) SEGMENT INFORMATION

The Sale Group Companies are organised into three main business segments including energy and water treatment, toll roads and toll bridges.

In respect of geographical segment reporting, turnover, segment assets and capital expenditure are where the investments/operating assets are located.

There are no sales or other transactions between the business and geographical segments. Segment assets consist primarily of fixed assets, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to fixed assets.

Primary reporting format – business segments

	Year ended 30th June, 2000			
	Energy and water treatment *HK$'000*	**Toll roads** *HK$'000*	**Toll bridges** *HK$'000*	**Sale Group Companies** *HK$'000*
Turnover	139,544	428,034	182,312	749,890
Segment results	139,500	283,040	98,428	520,968
Finance costs				(107,136)
Share of results of jointly controlled entities	317,854	198,083	5,886	521,823
Profit before taxation				935,655
Taxation				(60,824)
Profit after taxation				874,831
Minority interests				(43,428)
Profit attributable to shareholders				831,403

	As at 30th June, 2000			
	Energy and water treatment *HK$'000*	**Toll roads** *HK$'000*	**Toll bridges** *HK$'000*	**Sale Group Companies** *HK$'000*
Segment assets	749,181	4,401,953	2,090,538	7,241,672
Jointly controlled entities	1,610,926	4,234,329	92,085	5,937,340
Unallocated assets				184,981
Total assets				13,363,993
Segment liabilities	(12,303)	(391,974)	(23,466)	(427,743)
Unallocated liabilities				(8,461,650)
Total liabilities				(8,889,393)
Capital expenditure	–	91,939	9,749	101,688
Depreciation	–	71,678	68,964	140,642
Amortisation charge	–	1,534	–	1,534

	Year ended 30th June, 2001			
	Energy and water treatment *HK$'000*	**Toll roads** *HK$'000*	**Toll bridges** *HK$'000*	**Sale Group Companies** *HK$'000*
Turnover	138,989	417,106	153,824	709,919
Segment results	138,835	245,955	51,179	435,969
Finance costs				(93,461)
Share of results of jointly controlled entities	377,151	142,113	5,455	524,719
Profit before taxation				867,227
Taxation				(49,985)
Profit after taxation				817,242
Minority interests				(39,813)
Profit attributable to shareholders				777,429

	As at 30th June, 2001			
	Energy and water treatment *HK$'000*	**Toll roads** *HK$'000*	**Toll bridges** *HK$'000*	**Sale Group Companies** *HK$'000*
Segment assets	855,067	4,350,844	2,095,372	7,301,283
Jointly controlled entities	1,783,344	4,303,931	90,552	6,177,827
Unallocated assets				309,662
Total assets				13,788,772
Segment liabilities	(5,071)	(402,008)	(27,527)	(434,606)
Unallocated liabilities				(9,651,087)
Total liabilities				(10,085,693)
Capital expenditure	–	18,150	1,731	19,881
Depreciation	–	99,995	68,895	168,890
Amortisation charge	–	1,534	–	1,534

	Year ended 30th June, 2002			
	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Sale Group Companies HK$'000
Turnover	42,171	423,626	151,413	617,210
Segment results	26,306	199,718	29,782	255,806
Finance costs				(114,208)
Share of results of jointly controlled entities	400,645	175,057	3,848	579,550
Profit before taxation				721,148
Taxation				(72,118)
Profit after taxation				649,030
Minority interests				(4,985)
Profit attributable to shareholders				644,045

	As at 30th June, 2002			
	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Sale Group Companies HK$'000
Segment assets	50	4,225,202	2,081,283	6,306,535
Jointly controlled entities	2,393,694	4,088,513	79,336	6,561,543
Unallocated assets				351,546
Total assets				13,219,624
Segment liabilities	(366)	(457,308)	(52,085)	(509,759)
Unallocated liabilities				(8,911,908)
Total liabilities				(9,421,667)
Capital expenditure	–	5,927	268	6,195
Depreciation	–	140,441	72,176	212,617
Amortisation charge	16,323	1,534	–	17,857

Secondary reporting format – geographical segments

No analysis of segment information of the Sale Group Companies by geographical segments is presented as less than 10% of the Sale Group Companies' operations and assets are attributable to markets other than China mainland.

(5) OPERATING COSTS

	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Depreciation	140,642	168,890	212,617
Management fees paid in connection with toll collection, maintenance and management services	54,448	55,184	58,952
Auditors' remuneration	557	761	570
Rental for leased premises	134	165	594
Loss on disposal of fixed assets	9,664	161	4,773
Amortisation of cost of investments in co-operative joint ventures	1,534	1,534	17,857
Staff costs	10,600	15,929	38,292
Other operating costs	11,343	31,326	27,749
	228,922	273,950	361,404

(6) FINANCE COSTS

	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Interest on bank and other borrowings			
Wholly repayable within five years	116,427	99,857	115,270
Not wholly repayable within five years	2,018	–	150
Interest on amounts due to intermediate holding companies	11,564	4,681	792
	130,009	104,538	116,212
Amount capitalised as construction in progress *(Note)*	(22,873)	(11,077)	(2,004)
	107,136	93,461	114,208

Note: To the extent that funds are borrowed generally and used for the purpose of financing the construction of fixed assets, the capitalisation rates used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of these assets are 6.6%, 7.0% and 6.6% for each of the three years ended 30th June, 2000, 2001 and 2002.

(7) EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

No emoluments were paid to the directors during the Relevant Periods. No directors waived or agreed to waive any emoluments during the Relevant Periods.

Details of the emoluments paid by the Sale Group Companies to the five highest paid employees are as follows:

	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Salaries and allowances	142	145	145

The emoluments of these highest paid employees fell within the emolument band ranging from Nil to HK$1,000,000.

During the Relevant Periods, no emoluments have been paid by the Sale Group Companies to the directors or the five highest paid employees as an inducement to join or upon joining the Sale Group Companies, or as compensation for loss of office.

(8) TAXATION

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Sale Group Companies			
PRC income tax	14,971	11,243	18,310
Deferred tax	–	–	9,318
	14,971	11,243	27,628
Jointly controlled entities			
Macau income tax	22,650	22,676	18,277
PRC income tax	23,203	16,066	16,539
Deferred tax	–	–	9,674
	45,853	38,742	44,490
	60,824	49,985	72,118

PRC and Macau income tax have been provided on the estimated assessable profits for the year at their prevailing rates of taxation.

As at 30th June, 2002, deferred taxation of the Sale Group Companies of HK$9,318,000 was provided for timing differences in respect of accelerated depreciation allowances.

There was no material unprovided deferred tax charge for the Relevant Periods.

(9) DIVIDENDS

The following represents dividends paid or proposed by the Sale Companies to their then shareholders during the Relevant Periods:

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Interim, paid	–	800,000	550,000
Final, proposed	790,000	–	–
	790,000	800,000	550,000

(10) EARNINGS PER SHARE

No earnings per share is presented as its inclusion, for the purpose of this report, is not considered meaningful.

(11) DEBTORS, DEPOSITS AND PREPAYMENTS

Ageing analysis of trade debtors is not presented as the amounts outstanding as at 30th June, 2000, 2001 and 2002 are insignificant.

(12) JOINTLY CONTROLLED ENTITIES

	As at 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Equity joint ventures			
Share of net assets	613,978	744,241	710,180
Amounts due by joint ventures *(Note a)*	64,076	48,480	31,196
	678,054	792,721	741,376
Co-operative joint ventures			
Cost of investments *(Notes b, c and e)*	1,726,603	1,715,149	2,158,809
Share of undistributed post-acquisition results	523,168	362,969	365,831
	2,249,771	2,078,118	2,524,640
Amounts due by joint ventures *(Note a)*	2,146,282	2,347,540	2,233,496
	4,396,053	4,425,658	4,758,136
Companies limited by shares			
Share of net assets	841,380	934,429	1,033,386
Subordinated loans *(Note d)*	19,038	19,038	19,038
Amounts due by jointly controlled entities *(Note a)*	2,815	5,981	9,607
	863,233	959,448	1,062,031
	5,937,340	6,177,827	6,561,543

(a) The amounts due by jointly controlled entities are analysed as follows:

	As at 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Interest bearing			
Fixed rates ranging from 6% to 15% per annum	1,157,013	1,218,065	1,037,688
Variable rates	93,785	–	–
Non-interest bearing	962,375	1,183,936	1,236,611
	2,213,173	2,402,001	2,274,299

The repayment terms of the amounts due by joint ventures are specified in the relevant joint venture agreements.

(b) Costs of investments in co-operative joint ventures are stated at cost less accumulated amortisation. Accumulated amortisation as at 30th June, 2000, 2001 and 2002 amounted to HK$8,053,000, HK$9,587,000 and HK$27,444,000 respectively.

(c) The amounts include contributions to the registered capital of joint ventures of HK$98,775,000 which carry interest at 10% per annum and HK$149,773,000 which carry interest at Hong Kong prime rate.

(d) Loan to a jointly controlled entity carries interest at 14% per annum, has no fixed terms of repayment and is subordinated to bank borrowings and all other major indebtedness.

(e) Included in investments in co-operative joint ventures is the Sale Group Companies' investment in 60% interest in registered capital of Shunde Desheng Power Plant Company Limited ("Desheng Power Plant") and was previously accounted for as a fixed return joint venture under other investments. In 2001, Desheng Power Plant resumed the operation of the power plant upon the expiry of a five-year plant lease to the PRC joint venture partner. With effect from 1st July, 2001,

the Sale Group Companies accounted for the results and net assets of Desheng Power Plant on an equity accounting basis and accordingly, the Group's investment in Desheng Power Plant has been reclassified as an investment in a jointly controlled entity.

(f) NWI had given guarantees to banks of approximately HK$468,000,000 as at 30th June, 2000 and 2001 respectively in respect of NWI's attributable portion of syndicated bank loan facilities extended to a jointly controlled entity of the Sale Group Companies. The outstanding amounts under the syndicated bank loan facilities in respect of the guarantees were approximately HK$273,000,000 and HK$195,000,000 as at 30th June, 2000 and 2001 respectively. Such loan was fully repaid by the jointly controlled entity during the year ended 30th June, 2002.

(g) Particulars of jointly controlled entities as at the date of this report are set out in section VI below.

(13) OTHER INVESTMENT

	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Fixed return co-operative joint venture *(Note (12)(e))*			
Capital and loan contributions			
(cost less capital repayment)	639,564	639,564	–
Amount due by a joint venture *(Note)*	109,515	215,450	–
	749,079	855,014	–

Note: Amount due by a joint venture was unsecured, interest free and had repayment terms as specified in the relevant joint venture agreement.

(14) AMOUNTS DUE FROM/TO INTERMEDIATE HOLDING COMPANIES

The amounts due from/to intermediate holding companies are unsecured, interest free and have no fixed terms of repayment except for certain amounts due to intermediate holding companies which carry interest at rates ranging from 6.6% to 7%, being the average borrowing rates of NWI.

(15) FIXED ASSETS

Year ended 30th June, 2000

	Toll roads	Toll bridges	Construction in progress	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost					
At 1st July, 1999	3,694,435	1,951,818	676,745	86,658	6,409,656
Translation difference	(10,373)	(5,479)	(1,847)	(243)	(17,942)
Additions	1,812	1,851	94,534	3,491	101,688
Disposals	(3,755)	(11,530)	–	(1,674)	(16,959)
Transfer upon completion	76,034	12,956	(95,256)	6,266	–
At 30th June, 2000	3,758,153	1,949,616	674,176	94,498	6,476,443
Accumulated depreciation					
At 1st July, 1999	172,836	125,004	–	25,368	323,208
Translation difference	(486)	(350)	–	(71)	(907)
Charge for the year	65,872	67,094	–	7,676	140,642
Written back on disposals	(450)	(4,638)	–	(982)	(6,070)
At 30th June, 2000	237,772	187,110	–	31,991	456,873
Net book value					
At 30th June, 2000	3,520,381	1,762,506	674,176	62,507	6,019,570

Year ended 30th June, 2001

	Toll roads *HK$'000*	Toll bridges *HK$'000*	Construction in progress *HK$'000*	Others *HK$'000*	Total *HK$'000*
Cost					
At 1st July, 2000	3,758,153	1,949,616	674,176	94,498	6,476,443
Additions	–	916	15,358	3,607	19,881
Disposals	–	–	–	(2,582)	(2,582)
Transfer upon completion	473,766	–	(476,113)	2,347	–
At 30th June, 2001	4,231,919	1,950,532	213,421	97,870	6,493,742
Accumulated depreciation					
At 1st July, 2000	237,772	187,110	–	31,991	456,873
Charge for the year	93,617	66,963	–	8,310	168,890
Written back on disposals	–	–	–	(1,333)	(1,333)
At 30th June, 2001	331,389	254,073	–	38,968	624,430
Net book value					
At 30th June, 2001	3,900,530	1,696,459	213,421	58,902	5,869,312

Year ended 30th June, 2002

	Toll roads *HK$'000*	Toll bridges *HK$'000*	Construction in progress *HK$'000*	Others *HK$'000*	Total *HK$'000*
Cost					
At 1st July, 2001	4,231,919	1,950,532	213,421	97,870	6,493,742
Additions	1,402	–	3,002	1,791	6,195
Disposals	–	(12,445)	(504)	(335)	(13,284)
Transfer upon completion	195,479	–	(195,479)	–	–
At 30th June, 2002	4,428,800	1,938,087	20,440	99,326	6,486,653
Accumulated depreciation					
At 1st July, 2001	331,389	254,073	–	38,968	624,430
Charge for the year	134,379	70,532	–	7,706	212,617
Written back on disposals	–	(7,747)	–	(274)	(8,021)
At 30th June, 2002	465,768	316,858	–	46,400	829,026
Net book value					
At 30th June, 2002	3,963,032	1,621,229	20,440	52,926	5,657,627

Included in construction in progress are finance costs capitalised of HK$38,344,000, HK$26,821,000 and HK$1,275,000 as at 30th June, 2000, 2001 and 2002 respectively.

(16) CREDITORS AND ACCRUALS

Ageing analysis of trade payable is not presented as the amounts outstanding as at 30th June, 2000, 2001 and 2002 are insignificant.

(17) BANK AND OTHER BORROWINGS

	As at 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Bank loans, secured *(Note a)*	148,136	42,056	135,514
Loans from minority shareholders of subsidiaries			
Interest bearing *(Note b)*	925,803	768,124	794,299
Non-interest bearing *(Note c)*	58,336	216,405	226,002
	1,132,275	1,026,585	1,155,815
Current portion included in current liabilities	(62,400)	–	(2,336)
	1,069,875	1,026,585	1,153,479

(a) Long-term bank loans are repayable as follows:

	As at 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Within one year	62,400	–	2,336
Between one and two years	43,680	–	4,673
Between two and five years	–	42,056	59,813
After five years	42,056	–	68,692
	148,136	42,056	135,514
Current portion included in current liabilities	(62,400)	–	(2,336)
	85,736	42,056	133,178

The bank loan of HK$42,056,000 as at 30th June, 2000, 2001 and 2002 is secured by the toll collection rights of certain toll roads held by the Sale Group Companies.

The bank loans as at 30th June, 2000 include an amount of HK$106,080,000 which is secured by the pledge of the Sale Group Companies' interest in a joint venture. The bank loan is also guaranteed by New World Development Company Limited, the ultimate holding company of the Sale Companies, to which NWI has given a counter-guarantee. This loan was fully repaid in 2001.

In 2002, a bank loan of HK$93,458,000 was drawndown which is secured by the toll collection right of a toll road held by the Sale Group Companies.

(b) The loans represent loans made by the minority shareholders in consolidated joint ventures for the development of the relevant infrastructural projects. The loans are unsecured, bear interest at fixed rates ranging from 10% to 15% per annum and have repayment terms as specified in the relevant joint venture agreements.

(c) The loans are unsecured and have no fixed terms of repayment.

(18) COMBINED CAPITAL AND RESERVES

The following is a summary of the changes in the pro forma combined capital and reserves of the Sale Group Companies during the Relevant Periods.

	Combined capital	Goodwill *(Note a)*	Capital reserve *(Note b)*	Retained profit *(Note c)*	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July, 1999	741,921	(369,040)	44,373	1,856,619	2,273,873
Foreign exchange adjustments	–	–	(108)	(5,574)	(5,682)
Profit for the year	–	–	–	831,403	831,403
1999 final dividend paid	–	–	–	(250,000)	(250,000)
Transfer to capital reserve account	–	–	13,951	(13,951)	–
Goodwill on acquisition of interest in an associated company held by a jointly controlled entity	–	(8,904)	–	–	(8,904)
At 30th June, 2000	741,921	(377,944)	58,216	2,418,497	2,840,690
At 1st July, 2000	741,921	(377,944)	58,216	2,418,497	2,840,690
Profit for the year	–	–	–	777,429	777,429
2000 final dividend paid	–	–	–	(790,000)	(790,000)
2001 interim dividend paid	–	–	–	(800,000)	(800,000)
Transfer to capital reserve account	–	–	2,447	(2,447)	–
Goodwill on acquisition of additional interest in a jointly controlled entity	–	(1,055)	–	–	(1,055)
Share of goodwill released upon disposal of interest in an associated company held by a jointly controlled entity	–	976	–	–	976
At 30th June, 2001	741,921	(378,023)	60,663	1,603,479	2,028,040
At 1st July, 2001	741,921	(378,023)	60,663	1,603,479	2,028,040
Profit for the year	–	–	–	644,045	644,045
2002 interim dividend paid	–	–	–	(550,000)	(550,000)
Transfer to capital reserve account	–	–	5,081	(5,081)	–
Transfer of reserve	–	–	(14,512)	14,512	–
At 30th June, 2002	741,921	(378,023)	51,232	1,706,955	2,122,085

Notes:

(a) Goodwill on acquisitions was taken directly to contributed surplus in NWI's financial statements.

(b) Capital reserve represents the Sale Group Companies' share of the statutory reserves of PRC subsidiaries.

(c) As at 30th June, 2000, 2001 and 2002, retained profit retained by jointly controlled entities amounted to HK$606,640,000, HK$653,311,000 and HK$710,654,000 respectively.

(19) COMMITMENTS

(a) At 30th June, 2000, 2001 and 2002, the capital commitments for construction of toll roads were as follows:

	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Contracted but not provided for	147,851	3,703	2,849

(b) The Sale Group Companies have committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant infrastructural projects. The Sale Group Companies' share of projected funds requirements of these projects would be approximately HK$42 million, HK$16 million and HK$16 million, respectively, as at 30th June, 2000, 2001 and 2002, which represent the attributable portion of the capital and loan contributions to be made to the joint ventures.

(c) Certain PRC subsidiaries have entered into various contracts with the PRC partners or their supervisory authorities for the provision of toll collection, maintenance and management services and these subsidiaries have agreed to pay a management fee at fixed rates ranging from 14% to 16% per annum of toll revenues after business tax.

(20) NOTES TO PRO FORMA COMBINED CASH FLOW STATEMENTS

(a) **Reconciliation of operating profit before financing to net cash inflow from operating activities**

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Operating profit before financing	520,968	435,969	255,806
Depreciation	140,642	168,890	212,617
Loss on disposal of fixed assets	9,664	161	4,773
Amortisation of deferred interest income	(21,368)	(30,352)	(7,403)
Amortisation of cost of investment in co-operative joint ventures	1,534	1,534	17,857
Income from a fixed return co-operative joint venture	(121,220)	(123,661)	–
Interest income	(101,612)	(54,349)	(72,654)
Increase in debtors, deposits and prepayments	(19,315)	(15,427)	(5,375)
Decrease in creditors and accruals	(60,198)	(20,752)	(3,318)
Movements in amounts with minority shareholders	(141,091)	(32,870)	(10,917)
Exchange loss	6,072	–	–
Net cash inflow from operating activities	214,076	329,143	391,386

(b) **Analysis of changes in financing during the Relevant Periods**

	Net amounts due to intermediate holding companies	Bank and other borrowings	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July, 1999	7,307,226	1,130,473	1,594,735	10,032,434
Net cash (outflow)/inflow from financing	(519,244)	3,595	–	(515,649)
Minority interests' share of profit	–	–	43,428	43,428
Effect of foreign exchange rate changes	–	(1,793)	(4,253)	(6,046)
At 30th June, 2000	6,787,982	1,132,275	1,633,910	9,554,167
At 1st July, 2000	6,787,982	1,132,275	1,633,910	9,554,167
Net cash inflow/(outflow) from financing	1,095,288	(105,690)	4,280	993,878
Minority interests' share of profit	–	–	39,813	39,813
Dividends to minority shareholders	–	–	(2,964)	(2,964)
At 30th June, 2001	7,883,270	1,026,585	1,675,039	10,584,894
At 1st July, 2001	7,883,270	1,026,585	1,675,039	10,584,894
Net cash (outflow)/inflow from financing	(981,193)	129,230	–	(851,963)
Minority interests' share of profit	–	–	4,985	4,985
Dividends to minority shareholders	–	–	(4,152)	(4,152)
At 30th June, 2002	6,902,077	1,155,815	1,675,872	9,733,764

(21) RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions during the Relevant Periods carried out in the normal course of the Sale Group Companies' business:

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Interest income from jointly controlled entities (gross of withholding tax) *(Note 12(a))*	116,107	79,088	76,402
Interest expense to intermediate holding companies *(Note 14)*	11,564	4,681	792

In addition to the above, a jointly controlled entity of the Sale Group Companies paid management fee to NWI amounted to HK$3,636,000, HK$6,753,000 and HK$8,690,000 for each of the three years ended 30th June, 2000, 2001 and 2002 in respect of management and administrative services rendered by NWI to the jointly controlled entity. The management fee is charged at fixed annual amount as specified in the management and administrative services agreement.

(22) SUBSEQUENT EVENT

In September 2002, Wuhan City Government (the "Government") announced that the toll collection right of five bridges in Wuhan, including Yangtze Bridge No.2, a toll bridge operated by a subsidiary of a Sale Company, would be ceased with effect from 1st October, 2002. The Government has undertaken to compensate investors on mutually acceptable terms. Although it is difficult to estimate the outcome of the subsequent negotiation with the Government, the directors consider that there should not be any material adverse impact to the Sale Group Companies. The net book value of the toll bridge as at 30th June, 2002 was approximately HK$1,381 million in which the Sale Group Companies' attributable interest was 48.86%.

VI. LIST OF SALES COMPANIES AND THEIR SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

The following is a list of the Sale Companies and their subsidiaries and jointly controlled entities as at the date of this report:

	Date of incorporation	Share capital issued		Principal activities
		Number	Par value per share	
Sale Companies				
Incorporated in British Virgin Islands and operating in Hong Kong				
Achieve Success Limited *(Note a)*	31st October, 1996	1 ordinary share	US$1	Investment holding
Activate International Limited *(Note a)*	16th August, 1995	100 ordinary shares	US$1	Investment holding
Altima International Limited *(Note b)*	28th March, 1995	100 ordinary shares	US$1	Investment holding
Ankan Developments Limited *(Note a)*	26th April, 1994	1 ordinary share	US$1	Investment holding
Attractive Returns Limited *(Note a)*	24th December, 1993	1 ordinary share	US$1	Investment holding
Banderole Investments Corporation *(Note a)*	6th December, 1994	100 ordinary shares	US$1	Investment holding
Beauty Field Limited *(Note a)*	2nd October, 1997	1 ordinary share	US$1	Investment holding
Beauty Ocean Limited *(Note a)*	28th May, 1997	1 ordinary share	US$1	Investment holding
Bellwood Group Limited *(Note a)*	3rd March, 1995	100 ordinary shares	US$1	Investment holding
Boswell Investments Limited *(Note a)*	4th April, 1996	1 ordinary share	US$1	Investment holding
Bronco Overseas Limited *(Note a)*	16th August, 1995	100 ordinary shares	US$1	Investment holding
Cemac Developments Limited *(Note a)*	3rd May, 1994	1 ordinary share	US$1	Investment holding

	Date of incorporation	Share capital issued		Principal activities
		Number	Par value per share	
Sale Companies				
Incorporated in British Virgin Islands and operating in Hong Kong				
Cravat Limited *(Note a)*	6th January, 1995	100 ordinary shares	US$1	Investment holding
Creative Profit Group Limited *(Note a)*	27th February, 1997	1 ordinary share	US$1	Investment holding
Definite Way Limited *(Note a)*	24th December, 1993	1 ordinary share	US$1	Investment holding
Economic Velocity Limited *(Note a)*	26th January, 1998	1 ordinary share	US$1	Investment holding
Ever Honest Limited *(Note a)*	11th August, 1995	100 ordinary shares	US$1	Investment holding
Eternal Cheers Limited *(Note a)*	29th September, 1997	1 ordinary share	US$1	Investment holding
Foresight International Limited *(Note a)*	21st August, 1995	100 ordinary shares	US$1	Investment holding
Forever Great Development Limited *(Note a)*	9th July, 1997	1 ordinary share	US$1	Investment holding
Giant Returns Limited *(Note a)*	29th May, 1997	1 ordinary share	US$1	Investment holding
Gracefield International Limited *(Note a)*	18th November, 1993	1 ordinary share	US$1	Investment holding
Great Start Group Corporation *(Note a)*	20th March, 1996	1 ordinary share	US$1	Investment holding
Hoi Wing Development Limited *(Note a)*	9th July, 1997	1 ordinary share	US$1	Investment holding
Lucky Strong Limited *(Note a)*	30th January, 1998	1 ordinary share	US$1	Investment holding
Lucrative Rich Limited *(Note a)*	24th December, 1993	1 ordinary share	US$1	Investment holding

	Date of incorporation	Share capital issued Number	Par value per share	Principal activities
Sale Companies				
Incorporated in British Virgin Islands and operating in Hong Kong				
Mark Base Development Limited *(Note a)*	9th December, 1997	1 ordinary share	US$1	Investment holding
Moscan Developments Limited *(Note a)*	3rd May, 1994	1 ordinary share	US$1	Investment holding
New Broadway Limited *(Note a)*	18th November, 1997	1 ordinary share	US$1	Investment holding
Noonday Limited *(Note a)*	12th May, 1995	100 ordinary shares	US$1	Investment holding
Ocean Sky Group Limited *(Note a)*	24th April, 1997	1 ordinary share	US$1	Investment holding
Phonic Investments Limited *(Note a)*	3rd March, 1995	100 ordinary shares	US$1	Investment holding
Profit Union Limited *(Note a)*	13th August, 1997	1 ordinary share	US$1	Investment holding
Prime View Limited *(Note a)*	26th February, 1997	1 ordinary share	US$1	Investment holding
Rhombus Investments Limited *(Note a)*	28th September, 1994	100 ordinary shares	US$1	Investment holding
Right Ease Limited *(Note a)*	24th December, 1993	1 ordinary share	US$1	Investment holding
Skyling Profits Limited *(Note a)*	8th August, 1996	1 ordinary share	US$1	Investment holding
Stalagmite Investments Limited *(Note a)*	24th October, 1994	100 ordinary shares	US$1	Investment holding
Sunny Start Group Limited *(Note a)*	24th April, 1997	1 ordinary share	US$1	Investment holding
Tin Fook Development Limited *(Note a)*	10th July, 1997	1 ordinary share	US$1	Investment holding

	Date of incorporation	Share capital issued Number	Par value per share	Principal activities
Sale Companies				
Incorporated in British Virgin Islands and operating in Hong Kong				
Trefoil Developments Limited *(Note a)*	3rd May, 1994	1 ordinary share	US$1	Investment holding
Viney Resources Limited *(Note b)*	28th August, 1996	1 ordinary share	US$1	Investment holding

	Date of establishment	Registered capital	Principal activities
Sale Companies			
Incorporated and operating in the PRC			
Tianjin Xindi Expressway Company Limited *(Note c)*	31st December, 1997	Rmb93,688,000	Operation of toll road
Tianjin Xinlong Expressway Company Limited *(Note c)*	31st December, 1997	Rmb99,400,000	Operation of toll road
Tianjin Xinlu Expressway Company Limited *(Note c)*	31st December, 1997	Rmb99,092,000	Operation of toll road
Tianjin Xinming Expressway Company Limited *(Note c)*	31st December, 1997	Rmb85,468,000	Operation of toll road
Tianjin Xinqing Expressway Company Limited *(Note c)*	31st December, 1997	Rmb99,368,000	Operation of toll road
Tianjin Xinquan Expressway Company Limited *(Note c)*	31st December, 1997	Rmb92,016,000	Operation of toll road
Tianjin Xinsen Expressway Company Limited *(Note c)*	31st December, 1997	Rmb87,300,000	Operation of toll road
Tianjin Xinshi Expressway Company Limited *(Note c)*	31st December, 1997	Rmb99,388,000	Operation of toll road
Tianjin Xinsi Expressway Company Limited *(Note c)*	31st December, 1997	Rmb96,624,000	Operation of toll road
Tianjin Xintong Expressway Company Limited *(Note c)*	31st December, 1997	Rmb99,448,000	Operation of toll road
Tianjin Xintuo Expressway Company Limited *(Note c)*	31st December, 1997	Rmb99,316,000	Operation of toll road
Tianjin Xinxiang Expressway Company Limited *(Note c)*	31st December, 1997	Rmb90,472,000	Operation of toll road
Tianjin Xinyan Expressway Company Limited *(Note c)*	31st December, 1997	Rmb89,028,000	Operation of toll road
Tianjin Xinzhan Expressway Company Limited *(Note c)*	31st December, 1997	Rmb89,392,000	Operation of toll road

	Date of incorporation	Share capital issued Number	Par value per share	Percentage of equity shares held	Principal activities
Subsidiaries					
Incorporated in British Virgin Islands and operating in Hong Kong					
Sharp Class Enterprises Limited *(Note b)*	1st February, 1994	1 ordinary	US$1	100	Investment holding
Incorporated and operating in Hong Kong					
Billionoble Investment Limited *(Note b)*	31st July, 1990	4,998 ordinary	HK$1	100	Investment holding
		2 non-voting deferred	HK$1	–	
Hong Kong Gain Fortune Industries Limited *(Note b)*	20th July, 1993	10,000 ordinary	HK$1	100	Investment holding
True Hope Investment Limited *(Note b)*	11th August, 1989	4,998 ordinary	HK$1	100	Investment holding
		2 non-voting deferred	HK$1	–	
Try Force Limited *(Note b)*	31st January, 1989	4,998 ordinary	HK$1	100	Investment holding
		2 non-voting deferred	HK$1	–	

	Date of establishment	Share capital issued/ registered capital	Attributable interests	Principal activities
Subsidiaries				
Incorporated and operating in the PRC				
Gaoming Xinming Bridge Ltd.	29th November, 1996	Rmb60,000,000	80 *(Note d)*	Operation of toll bridge
Guangdong Xinzhaogao Highways Co., Ltd.	17th June, 1994	Rmb80,000,000	70 *(Note i)*	Operation of toll road
Guangxi Beiliu Xinbei Highways Limited	20th August, 1997	Rmb99,200,000	60 *(Note i)*	Operation of toll road
Guangxi Cangwu Xincang Highways Limited	1st September, 1997	Rmb64,000,000	70 *(Note i)*	Operation of toll road
Guangdong Gaoyao Xinjun Highways Limited	24th February, 1994	Rmb71,600,000	55 *(Note i)*	Operation of toll road
Guangdong Gaoyao Xinwei Highways Limited	6th June, 1996	Rmb38,500,000	60 *(Note i)*	Operation of toll road
Guangxi Rongxian Xinrong Highways Limited	7th October, 1997	Rmb82,400,000	70 *(Note i)*	Operation of toll road
Guangxi Yulin Xintong Highways Limited	5th August, 1997	Rmb64,000,000	60 *(Note i)*	Operation of toll road
Guangxi Yulin Xinye Highways Limited	5th August, 1997	Rmb63,800,000	60 *(Note i)*	Operation of toll road
Guangxi Yulin Xinyu Highways Limited	5th August, 1997	Rmb96,000,000	60 *(Note i)*	Operation of toll road
Qingyuan Xincheng Highways Limited	3rd April, 1998	Rmb72,000,000	80 *(Note i)*	Operation of toll road
Qingyuan Xinqing Highways Limited	11th September, 1997	Rmb40,560,000	75 *(Note i)*	Operation of toll road
Shanxi Xinda Highways Limited	20th August, 1998	Rmb49,000,000	90 *(Note e)*	Operation of toll road
Shanxi Xinhuang Highways Limited	20th August, 1998	Rmb56,000,000	90 *(Note e)*	Operation of toll road

	Date of establishment	Share capital issued/ registered capital	Attributable interests	Principal activities
Subsidiaries				
Incorporated and operating in the PRC				
Taiyuan Xintai Highways Limited	9th June, 1998	Rmb72,120,000	90 *(Note e)*	Operation of toll road
Taiyuan Xinyuan Highways Limited	9th June, 1998	Rmb85,880,000	90 *(Note e)*	Operation of toll road
Wuhan Bridge Construction Co., Ltd	31st December, 1994	Rmb502,850,000	48.86 *(Note h)*	Operation of toll bridge
Wuzhou Xinwu Highways Limited	18th March, 1997	Rmb72,000,000	45 *(Note i)*	Operation of toll road
Yunfu Xinxing Highways Limited	15th July, 1997	Rmb30,000,000	55 *(Note i)*	Operation of toll road
Zhaoqing Deqing Xinyue Highways Limited	22nd September, 1998	Rmb34,000,000	65 *(Note i)*	Operation of toll road
Zhaoqing Gaoyao Xinhuo Highways Limited	17th December, 1996	Rmb41,500,000	58 *(Note l)*	Operation of toll road
Zhaoqing Gaoyao Xinshuang Jin Highways Limited	31st March, 1994	Rmb20,000,000	61 *(Note i)*	Operation of toll road
Zhaoqing Xinde Bridge Limited	1st April, 1997	Rmb54,000,000	60 *(Note i)*	Operation of toll road
Zhaoqing Xinde Highways Co., Ltd.	18th January, 1995	Rmb165,867,000	45 *(Note i)*	Operation of toll road
Zhaoqing Xinfeng Highways Co., Ltd.	16th May, 1994	Rmb94,000,000	45 *(Note i)*	Operation of toll road
Zhaoqing Xingao Highways Co., Ltd.	9th September, 1993	Rmb54,000,000	40 *(Note i)*	Operation of toll road
Zhaoqing Xinhui Highways Co., Ltd.	14th December, 1995	Rmb103,500,000	50 *(Note i)*	Operation of toll road
Zhaoqing Xinjiang Highways Limited	17th January, 1997	Rmb33,000,000	55 *(Note i)*	Operation of toll road
Zhaoqing Xinning Highways Co., Ltd.	25th August, 1995	Rmb90,000,000	55 *(Note i)*	Operation of toll road

	Date of establishment	Share capital issued/ registered capital	Attributable interests	Principal activities
Jointly controlled entities				
Incorporated and operating in the PRC				
Equity joint ventures				
Guangzhou Oriental Power Co., Ltd.	28th December, 1995	Rmb990,000,000	25 *(Note j)*	Generation and supply of electricity
Guangzhou Pearl River Power Co., Ltd.	1st June, 1992	Rmb420,000,000	50 *(Note f)*	Generation and supply of electricity
Co-operative joint ventures				
Beijing-Zhuhai Expressway (Guangzhou – Zhuhai Section) Co., Ltd.	13th May, 1993	Rmb580,000,000	25 *(Note j)*	Operation of toll road
Guangzhou Northring Freeway Company Limited	29th November, 1990	US$19,255,000	65.29 *(Note j)*	Operation of toll road
Huishen (Yantian) Expressway Huizhou Co., Ltd	27th October 1997	Rmb39,000,000	33.33 *(Note j)*	Operation of toll road
Huizhou City Hui-Ao Roadway Co., Ltd.	21st December, 1995	Rmb75,000,000	50 *(Note j)*	Operation of toll roads
Huizhou City Huixin Expressway Co., Ltd.	30th December, 1992	Rmb34,400,000	50 *(Note j)*	Investment holding and operation of toll road
Shunde De Sheng Power Plant Co. Ltd	8th April, 1993	US$86,230,000	60 *(Note k)*	Operation of power plant
Sichuan Qianwei Dali Power Company Limited	7th November, 1997	US$30,000,000	60 *(Note j)*	Generation and supply of electricity

	Date of establishment	Share capital issued/ registered capital	Attributable interests	Principal activities
Jointly controlled entities				
Incorporated and operating in the PRC				
Co-operative joint ventures				
Tianjin Yongfa Highway and Bridges Construction Development Company Limited	11th September, 1998	Rmb40,000,000	90 *(Note j)*	Operation of toll bridge
Wuhan Airport Road Development Ltd.	17th February, 1993	Rmb60,000,000	40 *(Note j)*	Operation of toll road

	Date of incorporation	Share capital issued: Number	Share capital issued: Par value per share	Percentage of equity shares held	Principal activities
Jointly controlled entities					
Incorporated and operating in Hong Kong					
Company limited by shares					
Tate's Cairn Tunnel Investment Holdings Company Limited *(Note b)*	12th September, 1986	1,100,000 ordinary	HK$0.01	29.50 *(Note j)*	Investment holding and operation of toll tunnel
		600,000,000 non-voting deferred	HK$1	–	
New World – Guangdong Highway Investments Co. Limited *(Note b)*	6th October, 1992	100 ordinary	HK$100	50 *(Note j)*	Investment holding
		100 non-rating deferred	HK$100	–	

	Date of incorporation	Share capital issued Number	Par value per share	Percentage of equity shares held	Principal activities
Incorporated in Hong Kong and operating in Macau and the PRC					
Company limited by shares					
Sino-French Holdings (Hong Kong) Limited *(Note g)*	14th May, 1985	1,086,280 "A" ordinary	HK$100	–	Operation of water and electricity plants
		2,089,000 "B" ordinary	HK$100	50 *(Note j)*	
		1,002,720 "C" ordinary	HK$100	–	

Notes:

(a) No audited financial statements have been prepared since their respective dates of incorporation.

(b) The financial year end of these companies is 30th June. PricewaterhouseCoopers act as auditors of these companies for the three years ended 30th June, 2000, 2001 and 2002.

(c) The companies are co-operative joint ventures held directly by NWI (China). NWI (China) has 60% interest in ownership and 90% cash sharing ratio for the first 15 years, and thereafter 60%.

(d) The Sale Group Companies have 80% profit sharing percentage in a co-operative joint venture for the first 7 years of the joint venture period, and thereafter 30%.

(e) The Sale Group Companies have 90% cash sharing percentage for the first 12 years of the joint venture period, and thereafter 60%.

(f) The Sale Group Companies have 50% equity interest in an equity joint venture for the 11th year and onwards of the joint venture period. For the first 10 years of the joint venture period, the Sale Group Companies are entitled to a fixed return.

(g) The financial year end of this company is 31st December. PricewaterhouseCoopers act as auditors of this company for the three years ended 31st December, 1999, 2000 and 2001.

(h) This represents the percentage of equity interest in a joint stock limited company.

(i) This represents the profit sharing percentage in co-operative joint ventures.

(j) This represents the percentage of interest in ownership and profit sharing.

(k) This represents the percentage of interest in the co-operative joint venture and the Sale Group Companies are entitled to a fixed return.

(l) The Sale Group Companies have 58% profit sharing percentage in a co-operative joint venture for the first 26 years of the joint venture period, and thereafter 10%.

(m) All subsidiaries are directly held by the Sale Companies.

VII. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Sale Companies or any companies comprising the Sale Group Companies in respect of any period subsequent to 30th June, 2002.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

2. THE NWS GROUP

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 22898888
Facsimile (852) 28109888

18th November, 2002

The Directors
Pacific Ports Company Limited

Dear Sirs,

We set out below our report on the financial information relating to New World Services Limited (the "Company") and its subsidiaries (the "NWS Group") for each of the three years ended 30th June, 2000, 2001 and 2002 (the "Relevant Periods") for inclusion in the circular of the Pacific Ports Company Limited ("PPC") dated 18th November, 2002 in connection with the proposed acquisition of the Company by PPC.

The Company was incorporated in the Cayman Islands on 28th April, 1997 as an exempted company with limited liability under the Companies Law of the Cayman Islands. As at the date of this report, the Company has direct and indirect interests in the subsidiaries, details of which are set out in section VI. The financial year end of the NWS Group, and its respective associated companies and jointly controlled entities is 30th June, except as disclosed in sections VI to VIII.

We acted as auditors of the companies comprising the NWS Group, and their respective associated companies and jointly controlled entities for the Relevant Periods, except as disclosed in sections VI to VIII.

We have examined the audited consolidated accounts of the Company for the Relevant Periods in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants.

The financial information as set out in sections I to IX ("Financial Information") has been prepared based on the audited consolidated accounts of the Company. The directors of the Company, at the Relevant Periods, are responsible for preparing these accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of PPC are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of the Company and the NWS Group as at 30th June, 2000, 2001 and 2002 and of the results and cash flows of the NWS Group for the Relevant Periods.

I. CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended 30th June,		
	Section V Note	**2000** *HK$'000*	**2001** *HK$'000*	**2002** *HK$'000*
Turnover	*3*	11,787,558	11,712,917	11,666,265
Cost of sales		(10,286,479)	(10,000,822)	(9,855,578)
Gross profit		1,501,079	1,712,095	1,810,687
Other revenues	*3*	156,424	151,829	211,204
Profit on disposal of subsidiaries		51,881	–	–
General and administrative expenses		(723,350)	(821,262)	(837,155)
Other operating expenses		(161,466)	(223,525)	(125,476)
Operating profit before financing	*4*	824,568	819,137	1,059,260
Finance costs	*5*	(70,492)	(110,741)	(82,288)
Share of profits less losses of				
Jointly controlled entities		38,313	51,619	93,440
Associated companies		60,959	229,199	55,558
Profit before taxation		853,348	989,214	1,125,970
Taxation	*6*	(112,042)	(169,565)	(193,142)
Profit after taxation		741,306	819,649	932,828
Minority interests		(2,623)	(758)	(84,091)
Profit attributable to shareholders		738,683	818,891	848,737
Dividends	*7*	379,167	433,333	162,500
Earnings per share	*9*	HK$0.68	HK$0.76	HK$0.78

II. CONSOLIDATED BALANCE SHEETS AND BALANCE SHEETS

(a) Consolidated balance sheets

	Section V Note	2000 HK$'000	2001 HK$'000	2002 HK$'000
		As at 30th June,		
Non-current assets				
Fixed assets	11	3,276,097	3,898,492	4,188,664
Jointly controlled entities	13	223,618	316,191	279,454
Associated companies	14	246,301	839,281	1,114,049
Related companies	15	243,887	228,061	228,061
Investment securities	16	89,499	–	–
		4,079,402	5,282,025	5,810,228
Current assets				
Inventories	17	81,688	93,708	115,585
Trade and other receivables	18	4,290,866	4,450,403	5,296,516
Other investments	19	7,956	2,093	1,275
Bank balances and cash	20	1,763,388	1,847,082	2,639,254
		6,143,898	6,393,286	8,052,630
Current liabilities				
Trade and other payables	21	5,125,653	5,517,447	6,359,330
Current portion of long term liabilities	25	182,300	222,744	349,972
Taxation payable		152,289	181,169	221,576
Bank loans and overdrafts				
Secured		15,676	284,364	283,991
Unsecured		462,197	521,231	539,576
		5,938,115	6,726,955	7,754,445
Net current assets/(liabilities)		205,783	(333,669)	298,185
Total assets less current liabilities		4,285,185	4,948,356	6,108,413
Financed by:				
Share capital	23	108,333	108,333	108,333
Reserves	24	3,487,605	3,944,906	4,360,187
Shareholders' funds		3,595,938	4,053,239	4,468,520
Long term liabilities	25	652,662	854,490	1,577,751
Deferred taxation	26	16,359	20,105	49,787
Minority interests		20,226	20,522	12,355
		4,285,185	4,948,356	6,108,413

(b) Balance sheets

	Section V Note	2000 HK$'000	2001 HK$'000	2002 HK$'000
			As at 30th June,	
Non-current assets				
Fixed assets	11	1,323	5,054	4,276
Subsidiaries	12	3,548,879	4,584,780	5,427,495
		3,550,202	4,589,834	5,431,771
Current assets				
Other receivables	18	11,790	274,642	891,695
Bank balances and cash	20	210,375	315,574	381,019
		222,165	590,216	1,272,714
Current liabilities				
Other payables	21	183,971	923,703	1,914,597
Current portion of long term liabilities	25	–	42,857	85,714
Taxation payable		6,587	5,853	4,200
Bank loans and overdrafts – unsecured		410,412	491,000	510,000
		600,970	1,463,413	2,514,511
Net current liabilities		(378,805)	(873,197)	(1,241,797)
Total assets less current liabilities		3,171,397	3,716,637	4,189,974
Financed by:				
Share capital	23	108,333	108,333	108,333
Reserves	24	3,063,064	3,278,640	3,304,212
Shareholders' funds		3,171,397	3,386,973	3,412,545
Long term liabilities	25	–	329,664	777,429
		3,171,397	3,716,637	4,189,974

III. CONSOLIDATED CASH FLOW STATEMENTS

	Section V Note	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Net cash inflow from operating activities	27(a)	1,637,220	1,185,345	1,328,197
Returns on investments and servicing of finance				
Interest received		107,558	106,498	77,802
Interest paid		(70,200)	(110,582)	(81,938)
Interest element of finance lease rental payments		(292)	(159)	(350)
Dividends received from jointly controlled entities		57,792	8,250	46,455
Dividends received from associated companies		61,297	111,935	27,198
Dividends paid		(346,667)	(411,667)	(433,333)
Dividends paid to minority interests		–	(30)	(88,920)
Net cash outflow from returns on investments and servicing of finance		(190,512)	(295,755)	(453,086)
Taxation				
Hong Kong profits tax paid		(95,886)	(93,018)	(83,861)
Overseas tax paid		(11,149)	(4,498)	(2,940)
Taxation paid		(107,035)	(97,516)	(86,801)
Investing activities				
Purchase of fixed assets		(713,699)	(947,741)	(689,601)
Sale of fixed assets		34,212	9,791	19,230
Sale of subsidiaries	27(c)	71,634	–	–
Purchase of subsidiaries	27(d)	–	(52,222)	(13,851)
Increase in investments in fellow subsidiaries		(243,887)	–	–
Sale of investments in fellow subsidiaries		–	22,629	–
Increase in investment securities		(89,499)	–	–
Increase in other investments		(9,130)	(569)	–
Acquisition of additional interest in a subsidiary		(457,000)	–	(3,404)
Increase in investments in jointly controlled entities and associated companies		(197,147)	(219,679)	(209,301)
(Increase)/decrease in loans to associated companies and jointly controlled entities		(108,742)	(90,151)	34,135
Net cash outflow from investing activities		(1,713,258)	(1,277,942)	(862,792)
Net cash outflow before financing		(373,585)	(485,868)	(74,482)

	Section V Note	Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
Net cash outflow before financing		(373,585)	(485,868)	(74,482)
Financing				
Capital element of finance leases		(1,176)	(1,561)	(1,964)
New long term bank loans		462,056	431,712	1,058,500
Repayment of long term bank loans		(320,304)	(245,193)	(337,366)
New long term other loans		–	57,314	129,446
Contributions from minority interests		834	(432)	66
Net cash inflow from financing	27(b)	141,410	241,840	848,682
(Decrease)/increase in cash and cash equivalents		(232,175)	(244,028)	774,200
Cash and cash equivalents at beginning of the year		1,517,690	1,285,515	1,041,487
Cash and cash equivalents at end of the year		1,285,515	1,041,487	1,815,687
Analysis of the balances of cash and cash equivalents				
Bank balances and cash		1,763,388	1,847,082	2,639,254
Short term bank loans and overdrafts		(477,873)	(805,595)	(823,567)
		1,285,515	1,041,487	1,815,687

IV. CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND LOSSES

		Year ended 30th June,		
	Section V Note	**2000** *HK$'000*	**2001** *HK$'000*	**2002** *HK$'000*
Revaluation surplus /(deficit) on investment properties	*24*	53,655	(5,510)	33,780
Release of revaluation reserve upon impairment of land and buildings	*24*	(2,412)	(2,440)	(33,943)
Share of other reserve of an associated company	*24*	–	4,404	–
Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities	*24*	88	26	40
Net gains/(losses) not recognised in the profit and loss account		51,331	(3,520)	(123)
Profit for the year attributable to shareholders	*24*	738,683	818,891	848,737
Total recognised gains		790,014	815,371	848,614
Goodwill eliminated directly against reserves	*24*	(203,556)	(101,602)	–
Premium on acquisition of a jointly controlled entity/an associated company	*24*	(17,742)	(8,537)	–
Capital reserve on acquisition of associated companies	*24*	–	163,736	–
Share of capital reserve of an associated company	*24*	969	–	–
Goodwill write back on disposal of a subsidiary	*24*	2,300	–	–
		571,985	868,968	848,614

V. NOTES TO THE FINANCIAL INFORMATION

(1) BASIS OF PREPARATION

The Financial Information of New World Services Limited (the "Company") and its subsidiaries (the "NWS Group") for each of the three years ended 30th June, 2000, 2001 and 2002 have been prepared based on the consolidated accounts of the Company for the year ended 30th June 2000, 2001 and 2002 respectively.

(2) PRINCIPAL ACCOUNTING POLICIES

(i) Basis of presentation

The consolidated accounts have been prepared under the historical cost convention as modified by the revaluation of investment properties and other investments, in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

(ii) Basis of consolidation

The consolidated accounts of the NWS Group incorporate the accounts of the Company and all its subsidiaries made up to 30th June and include the NWS Group's share of the results for the year then ended and undistributed post-acquisition reserves of associated companies and jointly controlled entities.

The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the NWS Group's share of its net assets together with any goodwill which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

All significant intra-group transactions and balances, including unrealised profits arising from intra-group construction contracts, have been eliminated on consolidation.

(iii) Goodwill/negative goodwill

(a) Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to net assets of subsidiaries, associated companies or jointly controlled entities acquired.

Goodwill on acquisitions occurring prior to 1st July, 2001 was written off directly to reserves in the year of acquisition.

Goodwill on acquisitions occurring on or after 1st July, 2001 is included in the balance sheet and is amortised using the straight-line method over its estimated useful life of not more than twenty years. Any impairment of the goodwill is recognised as an expense in the consolidated profit and loss account immediately.

(b) Negative goodwill

Negative goodwill represents the excess of the fair value of the NWS Group's share of the net assets of subsidiaries, associated companies or jointly controlled entities acquired over the cost of acquisition.

Negative goodwill on acquisitions occurring prior to 1st July, 2001 was taken directly to reserves in the year of acquisition.

For acquisitions on or after 1st July, 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the NWS Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition,

that portion of negative goodwill is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the remaining weighted average life of those assets; negative goodwill in excess of the fair values of those assets is recognised in the consolidated profit and loss account immediately.

The NWS Group has adopted the transitional provisions of Statement of Standard Accounting Practice ("SSAP") 30 "Business Combination" and goodwill/negative goodwill previously written off against reserves prior to 1st July, 2001 has not been restated. Any impairment of such goodwill is recognised in the consolidated profit and loss account in accordance with provisions of SSAP 31 "Impairment of assets".

(iv) Subsidiaries

A company is a subsidiary if the NWS Group controls more than half of the voting power or controls the composition of the board of directors. Provision is made when, in the opinion of directors, there is a long-term significant impairment in value. In the Company's balance sheet, investments in subsidiaries are carried at cost less provision, if any, for any impairment loss.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(v) Jointly controlled entities

A jointly controlled entity is an entity which is subject to joint control and none of the parties involved unilaterally has control over the entity. Investments in jointly controlled entities are stated at the NWS Group's share of net assets and goodwill (net of accumulated amortisation) on acquisition.

(vi) Associated companies

An associated company is a company other than a subsidiary, in which the NWS Group's interest is held for the long term and is substantial, and significant influence is exercised through representatives on the board of directors. The NWS Group's investments in associated companies are stated at the NWS Group's share of net assets and goodwill (net of accumulated amortisation) on acquisition.

(vii) Related companies

Related companies are subsidiaries, associated companies and jointly controlled entities of New World Development Company Limited ("NWD"), which are not companies within the NWS Group. NWD is the NWS Group's ultimate holding company.

(viii) Revenue recognition

(a) Revenue from individual contract on construction, electrical and mechanical engineering services is recognised under the percentage of completion method, when the contract has progressed to the point where a profitable outcome can be prudently foreseen and is measured by reference to the proportion that contract costs incurred for work performed to date compares to the estimated total contract costs to completion. The completion of individual contract is determined by the date of the issuance of the relevant maintenance certificate or equivalent, or twelve months after the issuance of occupation permit, whichever the earlier. Anticipated losses are fully provided on contracts when identified.

(b) Rental income is recognised on an accrual basis over the terms of the lease agreements.

(c) Property and facilities management service fees, property letting agency fee, security service fee and transportation service fee are recognised when services are rendered.

(d) Dividend income is recognised when the shareholders' right to receive payment is established.

(e) Interest income is recognised on an accrual basis.

(f) Insurance brokerage premium is recognised over the period covered by each insurance policy on a straight-line basis.

(ix) Assets under leases

(a) Finance leases

Leases that substantially transfer to the NWS Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated on the basis described in section V note 2(xi)(a).

(b) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(x) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and are held for their investment potential, any rental being negotiated at arm's length.

Investment properties are revalued annually based on independent professional valuations on an open market basis. Increases in valuations are credited to investment properties revaluation reserve; decreases in valuations are first set off against increases on earlier valuations on a portfolio basis and thereafter charged to the profit and loss account. Any decrease in valuation charged to the profit and loss account which is subsequently restored is credited to the profit and loss account to the extent of the amount previously charged.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the revaluation reserve to the profit and loss account.

(xi) Other fixed assets and depreciation

(a) Other fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses.

No depreciation is provided in respect of construction in progress.

Depreciation of other fixed assets is calculated to write off their cost or valuation over their estimated useful lives or, if shorter, the relevant finance lease periods, using the straight-line method, at the following annual rates:

Long term leasehold land	Unexpired period of the lease
Medium term leasehold land	2% or unexpired period of the lease
Buildings	2 $^1/_2$%
Plant and equipment	14% – 50%
Leasehold improvements	Unexpired period of the lease
Furniture and fixtures	25%
Vessels	4% – 10%
Motor vehicles	15% – 20%
Buses and coaches	7.14%
Other assets	20%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the NWS Group.

(b) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in other properties and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profit and is shown as a movement in reserves.

(xii) Investment securities

(a) Investment securities

Investment securities are stated at cost less any provision for impairment loss. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

(b) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposals of such investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(xiii) Inventories and contracting work in progress

Inventories comprise stocks and work in progress and are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Contracting work in progress is stated at cost plus attributable profits recognised on the basis set out in section V note 2(viii)(a) above, less provision for anticipated losses and progress payments received and receivable.

Cost comprises materials, direct labour and overheads attributable in bringing the inventories and work in progress to its present condition.

(xiv) Deferred taxation

Deferred taxation is accounted for at current tax rate in respect of timing differences between profit as computed for taxation purpose and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or recoverable in the foreseeable future.

(xv) Retirement benefit costs

The NWS Group operates a number of defined contribution schemes, a defined benefit scheme and the Mandatory Provident Fund scheme in Hong Kong.

(a) Defined contribution schemes

The NWS Group's contributions to these schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions.

(b) *Defined benefit schemes*

Retirement benefit expenses are charged to the profit and loss account in the current year and are determined based on the value of the retirement scheme assets and the actuarial valuation of accrued pension obligations. The annual contributions are determined by a qualified actuary using the projected unit credit method.

(c) *Mandatory provident fund*

Contributions paid and payable by the NWS Group to the Mandatory Provident Fund scheme are charged to the profit and loss account as incurred.

(xvi) Cash and cash equivalents

Cash and cash equivalents are stated in the balance sheet at cost.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions, less advances from banks and financial institutions repayable within three months from the date of the advance.

(xvii) Translation of foreign currencies

Transactions in foreign currencies during the year are converted at rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising in these cases are dealt with in the profit and loss account.

Profit and loss accounts of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling at the balance sheet date. Exchange differences arising from the translation of net investment in foreign subsidiaries, associated companies and jointly controlled entities are taken to reserves.

(xviii) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the NWS Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the NWS Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(xix) Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events. It is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

(3) TURNOVER, REVENUES AND SEGMENT INFORMATION

The NWS Group is principally engaged in facilities management, construction, engineering, property management, security, transportation, cleaning and landscaping and financial services. Turnover and other revenues recognised during the year are as follows:

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
Income from facilities under management	652,203	747,259	642,995
Construction services income	7,495,414	6,558,980	6,570,045
Engineering services income	1,443,432	1,847,315	1,564,103
Property management fees	310,636	374,136	404,553
Security services fees	197,313	194,096	201,975
Transportation services fees	1,238,500	1,535,834	1,650,131
Cleaning and landscaping fees	444,978	411,214	588,666
Financial services	–	30,867	22,871
Others	5,082	13,216	20,926
	11,787,558	11,712,917	11,666,265
Other revenues			
Interest on			
Bank deposits	79,780	58,267	33,386
Amounts due from associated companies	688	838	3,721
Amounts due from jointly controlled entities	–	12,699	17,166
Amounts due from related companies	17,852	32,943	13,845
Other loans	4,038	1,751	9,684
Management fee	11,535	38,545	75,177
Machinery hire income	26,061	–	52,165
Rental income	2,767	2,277	2,717
Project management fee	2,749	1,347	1,723
Sale of bus and ferry models	2,910	2,298	883
Dividends from other investments	–	–	113
Property management income	389	864	624
Consultancy fee income	7,655	–	–
	156,424	151,829	211,204
	11,943,982	11,864,746	11,877,469

In accordance with the NWS Group's internal financial reporting and operating activities, the primary reporting format is business segments and the secondary reporting format is geographical segments.

Segmental information under the primary reporting format – business segments is set out overleaf. There are no other significant identifiable business segments.

Primary reporting format – business segments

	Year ended 30th June, 2000										
	Facilities management *HK$'000*	Con-struction services *HK$'000*	Engineering services *HK$'000*	Property management *HK$'000*	Security services *HK$'000*	Tran-sportation services *HK$'000*	Cleaning and landscaping *HK$'000*	Financial services *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
External sales	652,203	7,495,414	1,443,432	310,636	197,313	1,238,500	444,978	-	5,082	-	11,787,558
Inter-segment sales	27,077	183,048	1,048,501	2,358	99,051	-	5,829	-	4,825	(1,370,689)	-
Total turnover	679,280	7,678,462	2,491,933	312,994	296,364	1,238,500	450,807	-	9,907	(1,370,689)	11,787,558
Segment results	164,240	307,877	37,032	59,961	35,302	115,133	31,806	(5,871)	18,531	-	764,011
Interest income											102,358
Unallocated costs											(41,801)
Operating profit before financing											824,568
Finance costs											(70,492)
Share of profits less losses of											
Jointly controlled entities	-	30,786	4,509	740	-	-	2,278	-	-		38,313
Associated companies	-	55,358	(448)	382	-	5,667	-	-	-		60,959
Profit before taxation											853,348
Taxation											(112,042)
Profit after taxation											741,306
Minority interests											(2,623)
Profit attributable to shareholders											738,683
Segment assets	1,041,259	3,445,958	1,243,975	71,160	49,434	1,774,632	124,156	-	218,826		7,969,400
Jointly controlled entities	-	46,723	42,873	4,498	-	-	20,779	-	108,745		223,618
Associated companies	-	56,839	2,357	282	-	186,823	-	-	-		246,301
Unallocated assets											1,783,981
Total assets											10,223,300
Segment liabilities	(367,984)	(3,010,366)	(1,181,228)	(69,431)	(28,340)	(116,177)	(54,445)	(10)	(194,737)		(5,022,718)
Unallocated liabilities											(1,604,644)
Total liabilities											(6,627,362)
Capital expenditure	10,302	95,213	19,893	12,273	597	507,766	26,094	-	41,561		713,699
Depreciation	7,654	76,666	14,168	4,189	1,497	143,273	8,297	-	1,272		257,016

	Year ended 30th June, 2001										
	Facilities management HK$'000	Con-struction services HK$'000	Engineering services HK$'000	Property management HK$'000	Security services HK$'000	Tran-sportation services HK$'000	Cleaning and landscaping HK$'000	Financial services HK$'000	Others HK$'000	Elimination HK$'000	Total HK$'000
External sales	747,259	6.558,980	1,847.315	374.136	194.096	1.535.834	411.214	30.867	13.216	-	11.712.917
Inter-segment sales	27,174	939.496	581.210	7.010	98.360	-	104.594	8.257	4.922	(1.771.023)	-
Total turnover	774.433	7,498.476	2.428.525	381.146	292.456	1.535.834	515.808	39.124	18.138	(1.771.023)	11.712.917
Segment results	227.424	336.424	(30.249)	68.913	36.617	163.841	32.892	25.835	(81.811)	-	779.886
Interest income											106.498
Unallocated costs											(67.247)
Operating profit before financing											819.137
Finance costs											(110.741)
Share of profits less losses of											
Jointly controlled entities	-	32.288	10.454	1.347	-	-	7.815	-	(285)		51.619
Associated companies	(1.044)	43.015	(716)	450	-	6.791	-	19.909	160.794		229.199
Profit before taxation											989.214
Taxation											(169.565)
Profit after taxation											819.649
Minority interests											(758)
Profit attributable to shareholders											818.891
Segment assets	1.056.711	3.177.957	1.019.468	111.319	52.848	2.359.318	187.561	51.289	381.742		8.398.213
Jointly controlled entities	-	38.772	33.265	5.895	-	-	40.622	-	197.637		316.191
Associated companies	741	68.230	137	401	-	186.002	785	249.666	333.319		839.281
Unallocated assets											2.121.626
Total assets											11.675.311
Segment liabilities	(383.713)	(2.507.017)	(1.101.285)	(82.113)	(29.578)	(231.938)	(65.589)	(90.054)	(1.003.956)		(5.495.243)
Unallocated liabilities											(2.126.829)
Total liabilities											(7,622.072)
Capital expenditure	16.493	116.728	10.539	14.852	1.912	769.407	7.299	-	10.511		947.741
Depreciation	8,079	84,877	10.970	5.569	1.569	184.381	8.978	-	7.201		311.624

	Year ended 30th June, 2002										
	Facilities management	Con-*struction* services	*Engineering* services	*Property* management	*Security* services	*Tran-sportation* services	Cleaning *and* landscaping	*Financial* services	Others	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
External sales	642,995	6,570,045	1,564,103	404,553	201,975	1,650,131	588,666	22,871	20,926	-	11,666,265
Inter-segment sales	25,826	532,988	411,433	14,604	90,696	-	59,281	11,574	2,097	(1,148,499)	-
Total turnover	668,821	7,103,033	1,975,536	419,157	292,671	1,650,131	647,947	34,445	23,023	(1,148,499)	11,666,265
Segment results	196,069	383,831	28,083	81,745	34,777	214,117	27,567	14,273	54,124	-	1,034,586
Interest income											77,802
Unallocated costs											(53,128)
Operating profit before financing											1,059,260
Finance costs											(82,288)
Share of profits less losses of											
Jointly controlled entities	-	74,431	(682)	3,678	-	-	17,511	-	(1,498)		93,440
Associated companies	(1,040)	36,058	(164)	337	-	4,681	-	(10,766)	26,452		55,558
Profit before taxation											1,125,970
Taxation											(193,142)
Profit after taxation											932,828
Minority interests											(84,091)
Profit attributable to shareholders											848,737
Segment assets	1,067,271	3,520,878	935,832	146,883	48,329	2,552,538	252,850	78,298	1,139,917		9,742,796
Jointly controlled entities	-	43,306	22,678	8,143	-	-	55,067	-	150,260		279,454
Associated companies	172	64,760	-	583	-	243,137	980	338,335	466,082		1,114,049
Unallocated assets											2,726,559
Total assets											13,862,858
Segment liabilities	(256,612)	(2,680,842)	(992,323)	(87,459)	(22,385)	(271,420)	(100,462)	(91,797)	(1,898,305)		(6,401,605)
Unallocated liabilities											(2,992,733)
Total liabilities											(9,394,338)
Capital expenditure	10,684	130,504	13,133	16,962	708	383,711	91,270	1,419	41,210		689,601
Depreciation	10,018	97,082	7,154	8,959	1,434	210,135	13,843	665	5,126		354,416
Net amortisation of goodwill	-	-	-	-	-	1,377	-	-	(17,109)		(15,732)
Impairment loss of land and buildings	-	-	25,260	-	-	-	-	-	-		25,260

Secondary reporting format – geographic segments

	Year ended 30th June, 2000			
	Turnover	Segment results	Segment assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	10,704,424	694,355	7,252,903	705,366
China mainland	979,009	62,322	716,497	8,333
Southeast Asia countries	104,125	7,334	–	–
Other countries	–	–	–	–
	11,787,558	764,011	7,969,400	713,699
Interest income		102,358		
Unallocated costs		(41,801)		
Operating profit before financing		824,568		
Investments in jointly controlled entities			223,618	
Investments in associated companies			246,301	
Unallocated assets			1,783,981	
Total assets			10,223,300	

	Year ended 30th June, 2001			
	Turnover	Segment results	Segment assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	10,272,887	806,008	7,576,849	941,090
China mainland	1,369,947	7,497	785,210	6,651
Southeast Asia countries	70,083	(33,619)	36,154	–
Other countries	–	–	–	–
	11,712,917	779,886	8,398,213	947,741
Interest income		106,498		
Unallocated costs		(67,247)		
Operating profit before financing		819,137		
Investments in jointly controlled entities			316,191	
Investments in associated companies			839,281	
Unallocated assets			2,121,626	
Total assets			11,675,311	

	Year ended 30th June, 2002			
	Turnover *HK$'000*	Segment results *HK$'000*	Segment assets *HK$'000*	Capital expenditure *HK$'000*
Hong Kong	10,515,977	988,245	9,085,914	679,683
China mainland	1,145,020	46,526	640,450	9,918
Southeast Asia countries	2,510	(777)	16,432	–
Other countries	2,758	592	–	–
	11,666,265	1,034,586	9,742,796	689,601
Interest income		77,802		
Unallocated costs		(53,128)		
Operating profit before financing		1,059,260		
Investments in jointly controlled entities			279,454	
Investments in associated companies			1,114,049	
Unallocated assets			2,726,559	
Total assets			13,862,858	

Unallocated costs represent net corporate expenses or income. Segment assets consist primarily of fixed assets, inventories, trade and other receivables. Segment liabilities consist mainly of trade payables and other payables and exclude taxation payable, deferred taxation and corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are based on the country in which the NWS Group's customers are located. Total assets and capital expenditure are where the assets are located.

(4) OPERATING PROFIT BEFORE FINANCING

	Year ended 30th June,		
	2000 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*
Operating profit before financing is arrived at after crediting and charging the following:			
Crediting			
Net amortisation of goodwill *(Note 14(a))*	–	–	15,732
Profit on disposal of fellow subsidiaries	–	6,803	–
Charging			
Costs of inventories sold	245,112	303,664	287,803
Depreciation			
Owned fixed assets	256,753	311,345	354,299
Leased fixed assets	263	279	117
Loss on disposal of fixed assets	2,963	349	3,727
Auditors' remuneration	8,229	8,142	7,300
Operating lease rentals for			
Land and buildings	91,863	114,880	82,928
Machinery and equipment	14,550	28,241	23,267
Staff costs (including directors' remuneration)	2,292,165	2,337,575	2,342,605
Provision for bad and doubtful debts	54,601	100,179	26,818
Outgoings in respect of investment properties	578	142	1,598
Unrealised loss on other investments	1,174	5,829	818
Impairment loss of land and buildings	–	–	25,260
Loss on disposal of jointly controlled entities	–	–	4,262

(5) FINANCE COSTS

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Interest expense			
Bank loans and overdrafts			
– wholly repayable within 5 years	50,279	85,026	77,226
– not wholly repayable within 5 years	18,598	22,227	–
Finance lease obligations	292	182	350
Amount due to a related company	411	1,323	4,322
Amounts due to associated companies	795	627	390
Other loans	117	1,356	–
	70,492	110,741	82,288

(6) TAXATION

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Company and subsidiaries			
Hong Kong profits tax	99,291	125,701	124,714
Overseas taxation	11,149	2,675	6,185
Overprovision in prior years	(6,243)	(1,980)	(3,691)
Deferred taxation *(Note 26)*	(819)	3,746	29,682
	103,378	130,142	156,890
Share of taxation attributable to:			
Jointly controlled entities	299	6,402	18,661
Associated companies	8,365	33,021	17,591
	8,664	39,423	36,252
	112,042	169,565	193,142

Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profits for the year ended 30th June, 2000, 2001 and 2002 respectively. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the NWS Group operates.

(7) DIVIDENDS

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Interim dividends, paid of HK$0.15 (2001: HK$0.15; 2000: HK$0.12) per share	130,000	162,500	162,500
Proposed final dividends, HK$Nil (2001: HK$0.25; 2000: HK$0.23) per share	249,167	270,833	–
	379,167	433,333	162,500

The directors recommended the payment of a final dividend of HK$249,167,000, HK$270,833,000 in respect of the financial year ended 30th June, 2000 and 2001 respectively. These amounts were recognised as an appropriation of reserves in the year ended 30th June, 2001 and 2002 respectively. The directors do not recommend the payment of a final dividend for the year ended 30th June, 2002.

(8) NET RETIREMENT BENEFIT COSTS

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Gross contributions	50,360	64,932	71,212
Less: Forfeited contributions utilised to offset contributions for the year	(6,326)	(5,684)	(4,720)
Net contributions	44,034	59,248	66,492

The NWS Group operates a number of retirement benefit schemes in Hong Kong. The majority of the schemes are defined contribution schemes which cover the NWS Group's employees who are entitled to join such schemes. The remaining are defined benefit schemes.

Contributions to the defined contribution schemes either by the NWS Group or by the employees are calculated as a percentage of employees' salaries ranging from 0% to 11%, depending upon the length of service of the employees.

The NWS Group's defined benefit scheme is operated to cover the NWS Group's senior executives in several subsidiaries. The assets of the scheme are held separately from those of the NWS Group in a provident fund managed by an independent trustee. The scheme requires contributions from the NWS Group and the employees based on a specified percentage of the employees' salaries. Contribution to defined benefit scheme is based on the actuarial recommendations.

Pursuant to the Mandatory Provident Fund ("MPF") Scheme Ordinance (Chapter 485 of the Laws of Hong Kong), companies within the NWS Group in Hong Kong have enrolled eligible employees in Hong Kong not enrolled on the defined contribution/benefit schemes into a MPF Scheme from 1st December, 2000.

The MPF Scheme is a master trust scheme established under trust arrangement and governed by laws in Hong Kong. The assets of the MPF Scheme are held separately from the assets of the NWS Group, the trustees and other service providers. Contributions are made to the MPF Scheme by the NWS Group at 5% of the employees' relevant income as defined in the MPF Scheme Ordinance up to a maximum of HK$1,000 per employee per month (the "MPF contribution"). The employees also contribute corresponding amounts to the MPF Scheme. The MPF contributions are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme.

(9) EARNINGS PER SHARE

The calculation of earnings per share for the Relevant Periods is based on profit attributable to shareholders of HK$738,683,000, HK$818,891,000 and HK$848,737,000 for the year ended 30th June, 2000, 2001 and 2002 respectively, and the weighted average number of shares of 1,083,333,333 in issue throughout the Relevant Periods.

(10) EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

(a) Details of the emoluments payable to directors of the Company are as follows:

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Fees	1,794	1,944	1,944
Basic salaries, housing allowances, other allowances and benefits in kind	10,947	21,893	21,759
Pensions	302	607	731
	13,043	24,444	24,434

The emoluments of the directors of the Company fall within the following bands:

Emoluments band (HK$)	Number of directors		
	2000	2001	2002
Nil – 1,000,000	3	2	4
1,000,001 – 1,500,000	1	1	–
1,500,001 – 2,000,000	1	1	1
2,000,001 – 2,500,000	–	1	–
2,500,001 – 3,000,000	2	1	2
3,000,001 – 3,500,000	1	2	1
3,500,001 – 4,000,000	–	–	1
4,000,001 – 4,500,000	–	2	1
4,500,001 – 5,000,000	–	–	1

Fees disclosed above include HK$40,000 and HK$40,000 paid to independent non-executive directors of the Company for the year ended 30th June, 2001 and 2002 respectively. There were other emoluments amounting to HK$7,024,900, HK$7,391,000 and HK$8,481,000 paid to them for the year ended 30th June, 2000, 2001 and 2002 respectively.

None of the directors had waived their rights to receive his emoluments for three years ended 30th June, 2000, 2001 and 2002.

(b) The five highest paid individuals in the NWS Group for the year ended 30th June 2002 were also directors of the Company, whose emoluments have been reflected in the analysis above.

The details of the emoluments paid by the NWS Group to the five individuals, excluding two and three individuals for the years ended 30th June, 2000 and 2001, who are also directors, whose emoluments were the highest in the NWS Group were as follows:

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Basic salaries, housing allowances, other allowances and benefits in kind	10,375	7,255	–
Pensions	430	136	–
	10,805	7,391	–

The emoluments of the five highest paid individuals, excluding two and three individuals for the year ended 30th June, 2000 and 2001 who are also directors, of the NWS Group fall within the following bands:

Emoluments band (HK$)	Number of individuals		
	2000	2001	2002
HK$3,000,001 – 3,500,000	1	1	–
HK$3,500,001 – 4,000,000	2	–	–
HK$4,000,001 – 4,500,000	–	1	–

(c) During the Relevant Periods, no emoluments have been paid by the Company to the directors or the five highest paid individuals as an inducement to join or upon joining the Company, or as compensation for loss of office.

(11) FIXED ASSETS

NWS Group

Year ended 30th June, 2000

	Land and buildings HK$'000	Investment properties HK$'000	Plant and equipment HK$'000	Leasehold improve-ments HK$'000	Furniture and fixtures HK$'000	Vessels HK$'000	Buses and coaches HK$'000	Motor vehicles and others HK$'000	Construction in progress HK$'000	Total HK$'000
Cost or valuation										
At 30th June, 1999	325,278	920,890	644,377	22,710	175,705	-	1,217,699	90,703	61,428	3,458,790
Disposal of subsidiaries	-	-	(1,724)	(907)	(342)	-	-	-	-	(2,973)
Additions	88,659	-	68,514	22,732	64,041	140,500	148,094	10,487	170,672	713,699
Disposals	(1,020)	(11,335)	(24,633)	(761)	(15,294)	-	(11,906)	(9,622)	-	(74,571)
(Deficit)/surplus on revaluation	(2,412)	53,655	-	-	-	-	-	-	-	51,243
Reclassifications	-	-	12,492	-	-	-	121,678	-	(134,170)	-
At 30th June, 2000	410,505	963,210	699,026	43,774	224,110	140,500	1,475,565	91,568	97,930	4,146,188
Accumulated depreciation										
At 30th June, 1999	27,920	-	381,954	8,759	119,638	-	53,592	59,557	-	651,420
Disposal of subsidiaries	-	-	(752)	(151)	(46)	-	-	-	-	(949)
Charge for the year	14,255	-	78,008	4,847	26,208	8,007	114,624	11,067	-	257,016
Written back on disposals	(943)	-	(13,687)	(500)	(12,468)	-	(2,974)	(6,824)	-	(37,396)
At 30th June, 2000	41,232	-	445,523	12,955	133,332	8,007	165,242	63,800	-	870,091
Net book value										
At 30th June, 2000	369,273	963,210	253,503	30,819	90,778	132,493	1,310,323	27,768	97,930	3,276,097

Year ended 30th June, 2001

	Land and buildings HK$'000	Investment properties HK$'000	Plant and equipment HK$'000	Leasehold improve-ments HK$'000	Furniture and fixtures HK$'000	Vessels HK$'000	Buses and coaches HK$'000	Motor vehicles and others HK$'000	Construction in progress HK$'000	Total HK$'000
Cost or valuation										
At 30th June, 2000	410,505	963,210	699,026	43,774	224,110	140,500	1,475,565	91,568	97,930	4,146,188
Acquisition of subsidiaries	-	-	3,730	1,135	1,920	-	-	3,384	-	10,169
Additions	10,902	-	96,814	10,553	43,202	54,511	7,553	27,058	697,148	947,741
Disposals	-	-	(6,202)	(2,801)	(29,264)	(1,164)	(8,958)	(9,682)	-	(58,071)
Deficit on revaluation	(2,440)	(5,510)	-	-	-	-	-	-	-	(7,950)
Reclassifications	-	-	18,873	393	-	85,157	126,478	-	(230,901)	-
At 30th June, 2001	418,967	957,700	812,241	53,054	239,968	279,004	1,600,638	112,328	564,177	5,038,077
Accumulated depreciation										
At 30th June, 2000	41,232	-	445,523	12,955	133,332	8,007	165,242	63,800	-	870,091
Acquisition of subsidiaries	-	-	847	458	1,349	-	-	3,130	-	5,784
Charge for the year	31,322	-	87,493	10,173	29,840	21,452	119,359	11,985	-	311,624
Written back on disposals	-	-	(5,289)	(1,343)	(25,643)	(157)	(6,848)	(8,634)	-	(47,914)
At 30th June, 2001	72,554	-	528,574	22,243	138,878	29,302	277,753	70,281	-	1,139,585
Net book value										
At 30th June, 2001	346,413	957,700	283,667	30,811	101,090	249,702	1,322,885	42,047	564,177	3,898,492

NWS Group

Year ended 30th June, 2002

	Land and buildings HK$'000	Investment properties HK$'000	Plant and equipment HK$'000	Leasehold improve-ments HK$'000	Furniture and fixtures HK$'000	Vessels HK$'000	Buses and coaches HK$'000	Motor vehicles and others HK$'000	Construction in progress HK$'000	Total HK$'000
Cost or valuation										
At 30th June, 2001	418,967	957,700	812,241	53,054	239,968	279,004	1,600,638	112,328	564,177	5,038,077
Acquisition of a subsidiary	-	-	3,836	1,064	1,084	-	-	153	-	6,137
Additions	15,928	-	167,350	25,935	51,916	9,566	5,974	32,278	380,654	689,601
Disposals	(32,612)	-	(99,377)	(5,604)	(14,128)	(1,281)	(2,135)	(33,244)	-	(188,381)
Surplus on revaluation	-	33,780	-	-	-	-	-	-	-	33,780
Transfers	525,788	-	17,878	-	1,114	59,088	111,652	-	(715,520)	-
At 30th June, 2002	928,071	991,480	901,928	74,449	279,954	346,377	1,716,129	111,515	229,311	5,579,214
Accumulated depreciation										
At 30th June, 2001	72,554	-	528,574	22,243	138,878	29,302	277,753	70,281	-	1,139,585
Acquisition of a subsidiary	-	-	1,196	877	691	-	-	6	-	2,770
Charge for the year	13,382	-	108,344	15,673	38,504	32,571	132,116	13,826	-	354,416
Impairment losses	59,203	-	-	-	-	-	-	-	-	59,203
Written back on disposals	(32,612)	-	(89,568)	(4,165)	(9,741)	(386)	(2,055)	(26,897)	-	(165,424)
At 30th June, 2002	112,527	-	548,546	34,628	168,332	61,487	407,814	57,216	-	1,390,550
Net book value										
At 30th June, 2002	815,544	991,480	353,382	39,821	111,622	284,890	1,308,315	54,299	229,311	4,188,664

Company

Year ended 30th June, 2000

	Leasehold improvements HK$'000	Plant and equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost					
At 30th June, 1999	974	959	285	1,160	3,378
Additions	–	186	53	–	239
At 30th June, 2000	974	1,145	338	1,160	3,617
Accumulated depreciation					
At 30th June, 1999	934	324	102	389	1,749
Charge for the year	40	213	60	232	545
At 30th June, 2000	974	537	162	621	2,294
Net book value					
At 30th June, 2000	–	608	176	539	1,323

Year ended 30th June, 2001

	Leasehold improvements *HK$'000*	Plant and equipment *HK$'000*	Furniture and fixtures *HK$'000*	Motor vehicles *HK$'000*	Vessels *HK$'000*	Total *HK$'000*
Cost						
At 30th June, 2000	974	1,145	338	1,160	–	3,617
Additions	1,595	949	391	475	2,285	5,695
Disposals	–	–	–	(310)	–	(310)
At 30th June, 2001	2,569	2,094	729	1,325	2,285	9,002
Accumulated depreciation						
At 30th June, 2000	974	537	162	621	–	2,294
Charge for the year	762	416	160	317	190	1,845
Written back on disposals	–	–	–	(191)	–	(191)
At 30th June, 2001	1,736	953	322	747	190	3,948
Net book value						
At 30th June, 2001	833	1,141	407	578	2,095	5,054

Year ended 30th June, 2002

	Leasehold improvements *HK$'000*	Plant and equipment *HK$'000*	Furniture and fixtures *HK$'000*	Motor vehicles *HK$'000*	Vessels *HK$'000*	Total *HK$'000*
Cost						
At 30th June, 2001	2,569	2,094	729	1,325	2,285	9,002
Additions	246	784	81	–	–	1,111
Disposals	–	(92)	–	–	–	(92)
At 30th June, 2002	2,815	2,786	810	1,325	2,285	10,021
Accumulated depreciation						
At 30th June, 2001	1,736	953	322	747	190	3,948
Charge for the year	507	480	166	265	457	1,875
Written back on disposals	–	(78)	–	–	–	(78)
At 30th June, 2002	2,243	1,355	488	1,012	647	5,745
Net book value						
At 30th June, 2002	572	1,431	322	313	1,638	4,276

The analysis of the cost or valuation of properties of the NWS Group was made up as follows:

At 30th June, 2000

	Land and buildings							Investment properties		
	Hong Kong long lease HK$'000	Hong Kong medium lease HK$'000	Hong Kong short lease HK$'000	Outside Hong Kong long lease HK$'000	Outside Hong Kong medium lease HK$'000	Outside Hong Kong short lease HK$'000	Outside Hong Kong freehold HK$'000	Hong Kong long lease HK$'000	Hong Kong medium lease HK$'000	Total HK$'000
At cost	34,908	127,829	33,090	19,979	27,282	-	5,497	-	-	248,585
At valuation										
- 30th June, 2000	38,320	-	-	-	-	-	-	960,300	2,910	1,001,530
- 1995 and before	53,299	70,301	-	-	-	-	-	-	-	123,600
	126,527	198,130	33,090	19,979	27,282	-	5,497	960,300	2,910	1,373,715

At 30th June, 2001

	Land and buildings							Investment properties		
	Hong Kong long lease HK$'000	Hong Kong medium lease HK$'000	Hong Kong short lease HK$'000	Outside Hong Kong long lease HK$'000	Outside Hong Kong medium lease HK$'000	Outside Hong Kong short lease HK$'000	Outside Hong Kong freehold HK$'000	Hong Kong long lease HK$'000	Hong Kong medium lease HK$'000	Total HK$'000
At cost	34,908	134,484	33,090	19,979	31,469	-	5,497	-	-	259,427
At valuation										
- 30th June, 2001	35,940	-	-	-	-	-	-	955,220	2,480	993,640
- 1995 and before	53,299	70,301	-	-	-	-	-	-	-	123,600
	124,147	204,785	33,090	19,979	31,469	-	5,497	955,220	2,480	1,376,667

At 30th June, 2002

	Land and buildings							Investment properties		
	Hong Kong long lease HK$'000	Hong Kong medium lease HK$'000	Hong Kong short lease HK$'000	Outside Hong Kong long lease HK$'000	Outside Hong Kong medium lease HK$'000	Outside Hong Kong short lease HK$'000	Outside Hong Kong freehold HK$'000	Hong Kong long lease HK$'000	Hong Kong medium lease HK$'000	Total HK$'000
At cost	71,239	136,270	526,266	19,979	43,961	1,259	5,497	-	-	804,471
At valuation										
- 30th June, 2002	-	-	-	-	-	-	-	989,000	2,480	991,480
- 1995 and before	53,299	70,301	-	-	-	-	-	-	-	123,600
	124,538	206,571	526,266	19,979	43,961	1,259	5,497	989,000	2,480	1,919,551

The investment properties were revalued on 30th June, 2002 on the basis of open market value in existing use carried out by Vigers Hong Kong Limited, an independent firm of chartered surveyors.

The net book value of fixed assets held by the NWS Group under finance leases amounted to HK$13,406,000, HK$3,248,000 and HK$214,250 as at 30th June, 2000, 2001 and 2002 respectively.

The aggregate net book value of fixed assets pledged as securities for the NWS Group's bank loans and banking facilities amounted to HK$109,387,000, HK$55,601,000 and HK$40,966,000 as at 30th June, 2000, 2001 and 2002 respectively.

(12) SUBSIDIARIES

	2000	Company As at 30th June, 2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Unlisted shares, at cost	2,004,074	2,004,074	2,004,074
Loan to subsidiaries *(Note (a))*	10,000	200,000	550,000
Amounts due from subsidiaries *(Note (b))*	1,870,763	2,843,714	3,075,489
Amounts due to subsidiaries *(Note (c))*	(335,958)	(463,008)	(202,068)
	3,548,879	4,584,780	5,427,495

(a) The amount of HK$200,000,000 and HK$500,000,000 as at 30th June, 2001 and 2002 respectively carried interest at Hong Kong prime rate plus 1% per annum and is repayable on demand from 1st July, 2007. The remaining amount of HK$50,000,000 as at 30th June, 2002 is interest free and repayable on demand from 18th September, 2004. At 30th June, 2000, the amount of HK$10,000,000 carried interest at Hong Kong prime rate plus 1% per annum and had no fixed repayment terms. All the amounts are unsecured.

(b) The amounts receivable have no fixed repayment terms, are unsecured and interest free, except for the following amounts:

	2000	As at 30th June, 2001	2002
	HK$'000	*HK$'000*	*HK$'000*
1% above Hong Kong prime rate per annum	44,650	70,466	83,277
8% per annum	8,904	13,677	13,677
Hong Kong prime rate per annum	153,777	244,373	255,151
3 month HIBOR per annum	–	96,120	96,120
1 month HIBOR per annum	–	–	156,830
2% above 3 month HIBOR per annum	–	256,207	–

(c) The amounts payable have no fixed repayment terms, are unsecured and interest free, except for an amount of HK$125,731,000, HK$80,688,000 and HK$57,436,000 as at 30th June, 2000, 2001 and 2002 respectively which bears interest at 1% above the Hong Kong Dollar savings deposit rate per annum and an amount of HK$6,334,000 as at 30th June, 2002 which bears interest at 3% per annum.

Details of subsidiaries are set out in section VI.

(13) JOINTLY CONTROLLED ENTITIES

	2000	NWS Group As at 30th June, 2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Share of net assets	73,627	107,819	131,881
Amounts due from jointly controlled entities less provision *(Note (a))*	69,345	61,937	38,701
Amounts due to jointly controlled entities *(Note (a))*	(37,234)	(61,596)	(65,024)
Loans to jointly controlled entities *(Note (b))*	117,880	208,031	173,896
	223,618	316,191	279,454

(a) The amounts receivable and payable are unsecured, interest free and have no fixed terms of repayment.

(b) The loans receivable have no fixed repayment terms, are unsecured and interest free except for an amount of HK$108,742,000, HK$194,081,000 and HK$150,232,000 as at 30th June, 2000, 2001 and 2002 respectively, which bears interest at 10% per annum and an amount of HK$8,904,000, HK$13,950,000 and HK$13,950,000 as at 30th June, 2000, 2001 and 2002 respectively, which bears interest at 8% per annum for the period up to 31st December, 2002 and thereafter at the HIBOR per annum and is due for repayment on 31st December, 2010.

Details of jointly controlled entities are set out in section VII.

(14) ASSOCIATED COMPANIES

	NWS Group As at 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Shares listed in Hong Kong	184,053	657,506	824,826
Unlisted shares	61,550	143,896	268,421
Share of net assets	245,603	801,402	1,093,247
Goodwill on acquisition *(Note a)*	–	–	(56,043)
Amounts due from associated companies *(Note b)*	8,528	50,994	87,131
Amounts due to associated companies *(Note b)*	(7,830)	(13,115)	(10,286)
	246,301	839,281	1,114,049
Market value of listed shares	107,985	283,753	345,017

(a) Analysis of goodwill

	Goodwill	**Negative goodwill**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
Addition for the year	13,773	(85,548)	(71,775)
Amortisation for the year	(1,377)	17,109	15,732
At 30th June, 2002	12,396	(68,439)	(56,043)

(b) The amounts receivable and payable have no fixed repayment terms, are unsecured and interest free except for an amount payable of HK$7,465,000, HK$7,105,000 and HK$4,975,000 as at 30th June, 2000, 2001 and 2002 respectively which bears interest at Hong Kong prime rate per annum. An amount receivable of HK$7,831,000 and HK$6,993,000 as at 30th June, 2000 and 2001 respectively bore interest at Hong Kong prime rate per annum.

Details of associated companies are set out in section VIII.

(15) RELATED COMPANIES

	NWS Group As at 30th June, 2000 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*
Shares listed in Hong Kong, at cost	243,887	228,061	228,061
Market value	77,555	82,630	39,830

The investments in related companies are held in two listed subsidiaries of NWD.

(16) INVESTMENT SECURITIES

	NWS Group As at 30th June, 2000 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*
Shares listed in Hong Kong, at cost	89,499	–	–
Market value	71,680	–	–

(17) INVENTORIES

	NWS Group As at 30th June, 2000 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*
Raw materials	40,423	47,498	62,260
Work-in-progress	11,902	9,056	11,345
Finished goods	29,363	37,154	41,980
	81,688	93,708	115,585

The carrying amounts of inventories that are carried at net realisable value amounted to HK$18,879,000, HK$22,794,000 and HK$2,294,000 as at 30th June, 2000, 2001 and 2002 respectively.

(18) TRADE AND OTHER RECEIVABLES

	Note	NWS Group As at 30th June, 2000 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*
Amounts due from customers for contract works	*22*	440,103	292,065	534,470
Trade debtors	*(a & c)*	1,603,691	1,305,157	1,177,319
Retention money receivable	*(a)*	610,113	695,492	885,368
Other debtors and prepayments	*(a)*	1,385,912	2,089,641	1,834,574
Amounts due from related companies	*(b)*	251,047	68,048	864,785
		4,290,866	4,450,403	5,296,516

		Company		
		As at 30th June,		
		2000	2001	2002
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Other debtors and prepayments		8,599	229,490	83,028
Amounts due from related companies	*(b)*	3,191	45,152	808,667
		11,790	274,642	891,695

(a) Included in trade debtors, retention money receivable, other debtors and prepayments are amounts due by group companies and related companies, which represent balances on normal trade terms:

	NWS Group		
	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Ultimate holding company	226,633	46,661	30,524
Associated companies	48,052	2,963	28,678
Jointly controlled entities	101,920	83,463	37,487
Related companies	812,790	459,261	358,075
	1,189,395	592,348	454,764

(b) The amounts due from related companies are unsecured, interest free and have no fixed repayment terms.

(c) As at 30th June, 2000, 2001 and 2002, the ageing analysis of the trade debtors was as follows:

	NWS Group		
	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Current	611,492	763,884	746,965
1-3 months	326,811	214,107	159,365
4-6 months	223,861	140,372	71,626
6-12 months	254,113	108,136	71,672
Over 12 months	187,414	78,658	127,691
	1,603,691	1,305,157	1,177,319

The NWS Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate.

(19) OTHER INVESTMENTS

	NWS Group		
	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Shares listed in Hong Kong, at fair value	7,956	2,093	1,275

(20) BANK BALANCES AND CASH

Included in bank balances and cash of the NWS Group are amounts totalling HK$8,367,000, HK$332,659,000 and HK$334,879,000 as at 30th June, 2000, 2001 and 2002 respectively pledged to banks to secure banking facilities to the extent of HK$10,500,000, HK$302,609,000 and HK$306,113,000 as at 30th June, 2000, 2001 and 2002 respectively.

Included in bank balances and cash of the Company are amounts totalling HK$310,000,000 and HK$310,000,000 as at 30th June 2001 and 2002 respectively pledged to banks to secure banking facilities to the extent of HK$280,374,000 and HK$280,374,000 as at 30th June, 2001 and 2002 respectively.

(21) TRADE AND OTHER PAYABLES

			NWS Group As at 30th June,	
		2000	**2001**	**2002**
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Amounts due to customers for contract works	22	1,584,415	1,222,286	997,353
Trade creditors	*(a & d)*	727,603	837,329	761,251
Other creditors and accruals	*(a)*	2,594,231	2,477,038	2,687,052
Amount due to the controlling shareholder of the ultimate holding company	*(b)*	96,245	605,746	1,385,961
Amounts due to ultimate holding company	*(c)*	82,020	333,309	525,601
Amounts due to related companies	*(c)*	41,139	41,739	2,112
		5,125,653	5,517,447	6,359,330

			Company As at 30th June,	
		2000	**2001**	**2002**
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Other creditors and accruals		103,851	29,204	17,257
Amount due to the controlling shareholder of the ultimate holding company	*(b)*	–	605,521	1,385,736
Amounts due to ultimate holding company	*(c)*	80,103	288,663	510,374
Amounts due to related companies	*(c)*	17	315	1,230
		183,971	923,703	1,914,597

(a) Included in trade creditors, other creditors and accruals are amounts due to group companies and related companies, which represent balances on normal trade terms:

		NWS Group As at 30th June,	
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Associated companies	46,389	62,256	78,194
Jointly controlled entities	9	185	255
Related companies	15,562	2,615	17,592
	61,960	65,056	96,041

(b) The amount due to the controlling shareholder of the ultimate holding company is unsecured, bears interest at Hong Kong prime rate per annum and has no fixed repayment terms.

(c) The amounts due to ultimate holding company and related companies are unsecured, interest free and have no fixed repayment terms.

(d) As at 30th June, 2000, 2001 and 2002, the ageing analysis of the trade creditors was as follows:

	NWS Group As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Current	259,401	401,472	377,565
1-3 months	394,625	369,646	242,016
4-6 months	41,863	28,133	59,842
6-12 months	15,768	10,314	42,101
Over 12 months	15,946	27,764	39,727
	727,603	837,329	761,251

(22) CONTRACTING WORK IN PROGRESS

	NWS Group As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Contract costs incurred plus attributable profits less foreseeable losses	17,198,336	17,594,320	18,950,766
Less: Progress payments received and receivable	(18,342,648)	(18,524,541)	(19,413,649)
	(1,144,312)	(930,221)	(462,883)
Represented by:			
Due from customers for contract works included in current assets *(Note 18)*	440,103	292,065	534,470
Due to customers for contract works included in current liabilities *(Note 21)*	(1,584,415)	(1,222,286)	(997,353)
	(1,144,312)	(930,221)	(462,883)

Advances received from customers for contract works included in other creditors and accruals under current liabilities in Note 21 amounted to HK$24,849,000, HK$71,860,000 and HK$55,801,000 as at 30th June, 2000, 2001 and 2002 respectively.

(23) SHARE CAPITAL

	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Authorised:			
3,000,000,000 shares of HK$0.10 each	300,000	300,000	300,000
Issued and fully paid:			
1,083,333,333 shares of HK$0.10 each	108,333	108,333	108,333

(24) RESERVES

NWS Group

Year ended 30th June, 2000

	Share premium HK$'000	Capital reserve HK$'000	Retained profit HK$'000	Properties revaluation reserve HK$'000	Other reserves HK$'000	Total HK$'000
At 30th June, 1999	489,167	106,066	1,814,255	610,790	242,009	3,262,287
Exchange differences	–	–	–	–	88	88
Share of capital reserve of an associated company	–	969	–	–	–	969
Surplus on revaluation of properties	–	–	–	51,243	–	51,243
Goodwill on acquisition of additional interest in a subsidiary	–	–	(203,556)	–	–	(203,556)
Premium on acquisition of an associated company	–	–	(17,742)	–	–	(17,742)
Goodwill written back on disposal of a subsidiary	–	–	2,300	–	–	2,300
Release of property revaluation reserve upon disposal	–	–	994	(994)	–	–
Profit for the year	–	–	738,683	–	–	738,683
1999 final dividend paid	–	–	(216,667)	–	–	(216,667)
2000 interim dividend paid *(Note 7)*	–	–	(130,000)	–	–	(130,000)
Transfer to other reserves	–	–	(100,000)	–	100,000	–
At 30th June, 2000	489,167	107,035	1,888,267	661,039	342,097	3,487,605
Company and subsidiaries	489,167	106,066	1,813,443	661,039	343,743	3,413,458
Jointly controlled entities	–	–	37,399	–	(1,646)	35,753
Associated companies	–	969	37,425	–	–	38,394
	489,167	107,035	1,888,267	661,039	342,097	3,487,605

Year ended 30th June, 2001

	Share premium HK$'000	Capital reserve HK$'000	Retained profit HK$'000	Properties revaluation reserve HK$'000	Other reserves HK$'000	Total HK$'000
At 30th June, 2000	489,167	107,035	1,888,267	661,039	342,097	3,487,605
Exchange differences	–	–	–	–	26	26
Capital reserve on acquisition of associated companies	–	163,736	–	–	–	163,736
Share of other reserve of an associated company	–	–	–	–	4,404	4,404
Deficit on revaluation of investment properties	–	–	–	(5,510)	–	(5,510)
Release of revaluation reserve upon impairment of land and buildings	–	–	–	(2,440)	–	(2,440)
Premium on acquisition of a jointly controlled entity	–	–	(8,537)	–	–	(8,537)
Goodwill on acquisition of subsidiaries	–	–	(101,602)	–	–	(101,602)
Profit for the year	–	–	818,891	–	–	818,891
2000 final dividend paid *(Note 7)*	–	–	(249,167)	–	–	(249,167)
2001 interim dividend paid *(Note 7)*	–	–	(162,500)	–	–	(162,500)
At 30th June, 2001	489,167	270,771	2,185,352	653,089	346,527	3,944,906

	Share premium HK$'000	Capital reserve HK$'000	Retained profit HK$'000	Properties revaluation reserve HK$'000	Other reserves HK$'000	Total HK$'000
Company and subsidiaries	489,167	106,066	1,989,318	653,089	343,769	3,581,409
Jointly controlled entities	–	–	74,366	–	(1,646)	72,720
Associated companies	–	164,705	121,668	–	4,404	290,777
	489,167	270,771	2,185,352	653,089	346,527	3,944,906

Year ended 30th June, 2002

	Share premium HK$'000	Capital reserve HK$'000	Retained profit HK$'000	Properties revaluation reserve HK$'000	Other reserves HK$'000	Total HK$'000
At 30th June, 2001	489,167	270,771	2,185,352	653,089	346,527	3,944,906
Exchange differences	–	–	–	–	40	40
Surplus on revaluation of investment properties	–	–	–	33,780	–	33,780
Release of revaluation reserve upon impairment of land and buildings	–	–	–	(33,943)	–	(33,943)
Profit for the year	–	–	848,737	–	–	848,737
2001 final dividend paid *(Note 7)*	–	–	(270,833)	–	–	(270,833)
2002 interim dividend paid *(Note 7)*	–	–	(162,500)	–	–	(162,500)
At 30th June, 2002	489,167	270,771	2,600,756	652,926	346,567	4,360,187
Company and subsidiaries	489,167	106,066	2,363,859	652,926	343,809	3,955,827
Jointly controlled entities	–	–	102,690	–	(1,646)	101,044
Associated companies	–	164,705	134,207	–	4,404	303,316
	489,167	270,771	2,600,756	652,926	346,567	4,360,187

Company

	Share premium HK$'000	Capital reserve HK$'000	Retained profit HK$'000	Total HK$'000
At 30th June, 1999	489,167	1,924,864	361,622	2,775,653
Profit for the year	–	–	634,078	634,078
1999 final dividend paid	–	–	(216,667)	(216,667)
2000 interim dividend paid *(Note 7)*	–	–	(130,000)	(130,000)
At 30th June, 2000	489,167	1,924,864	649,033	3,063,064
Profit for the year	–	–	627,243	627,243
2000 final dividend paid *(Note 7)*	–	–	(249,167)	(249,167)
2001 interim dividend paid *(Note 7)*	–	–	(162,500)	(162,500)
At 30th June, 2001	489,167	1,924,864	864,609	3,278,640
Profit for the year	–	–	458,905	458,905
2001 final dividend paid *(Note 7)*	–	–	(270,833)	(270,833)
2002 interim dividend paid *(Note 7)*	–	–	(162,500)	(162,500)
At 30th June, 2002	489,167	1,924,864	890,181	3,304,212

(a) Under the Cayman Islands Company Law, share premium and capital reserve are both distributable. Accordingly, total distributable reserves of the Company amounted to HK$3,063,064,000, HK$3,278,640,000 and HK$3,304,212,000 as at 30th June, 2000, 2001 and 2002 respectively.

(b) Capital reserve of the Company represents the difference between the nominal value of the shares of the subsidiaries acquired and the nominal value of the shares issued by the Company and consideration thereof pursuant to a group reorganisation in 1997.

(25) LONG TERM LIABILITIES

NWS Group

	As at 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Bank loans			
Secured	7,061	190	–
Unsecured	825,595	1,018,985	1,867,976
Other loans, unsecured	–	57,314	59,532
	832,656	1,076,489	1,927,508
Obligations under finance leases	2,306	745	215
	834,962	1,077,234	1,927,723
Current portion of long term liabilities	(182,300)	(222,744)	(349,972)
	652,662	854,490	1,577,751

The analysis of the repayment terms of long term liabilities of NWS Group is as follows:

	As at 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Bank loans			
Wholly repayable within five years	426,114	678,641	1,867,976
Not wholly repayable within five years	406,542	340,534	–
Other loans			
Not wholly repayable within five years	–	57,314	59,532
Obligations under finance leases			
Wholly repayable within five years	2,306	745	215
	834,962	1,077,234	1,927,723

The NWS Group's bank loans and other borrowings were repayable as follows:

	As at 30th June, 2000	2001	2002
	HK$'000	HK$'000	HK$'000
Bank loans			
Within one year	180,965	222,178	349,845
In the second year	181,010	264,846	418,906
In the third to fifth years inclusive	394,179	521,657	1,099,225
In more than five years	76,502	10,494	–
	832,656	1,019,175	1,867,976
Other loans			
In more than five years	–	57,314	59,532
Obligations under finance leases			
Within one year	1,336	566	127
In the second year	970	174	88
In the third to fifth years inclusive	–	5	–
	2,306	745	215
	834,962	1,077,234	1,927,723

The other loans carry interest at 3.43% per annum.

Company

	As at 30th June, 2000	2001	2002
	HK$'000	HK$'000	HK$'000
Bank loans, unsecured	–	372,521	863,143
Current portion of long term liabilities	–	(42,857)	(85,714)
	–	329,664	777,429

The analysis of the repayment terms of long term liabilities of the Company is as follows:

	As at 30th June, 2000	2001	2002
	HK$'000	HK$'000	HK$'000
Bank loans			
Wholly repayable within five years	–	286,806	863,143
Not wholly repayable within five years	–	85,715	–
	–	372,521	863,143

The Company's bank loans were repayable as follows:

	2000	2001	2002
Within one year	–	42,857	85,714
In the second year	–	85,714	145,714
In the third to fifth years inclusive	–	158,235	631,715
In more than five years	–	85,715	–
	–	372,521	863,143

(26) DEFERRED TAXATION

	NWS Group		
	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
At 1st July,	17,178	16,359	20,105
Transfer (to)/from consolidated profit and loss account *(Note 6)*	(819)	3,746	29,682
At 30th June,	16,359	20,105	49,787
Taxation effect of timing differences in respect of:			
accelerated depreciation allowances	16,359	20,105	143,782
other timing differences	–	–	(93,995)
	16,359	20,105	49,787

Deferred taxation (asset)/liabilities not provided for as at year end are as follows:

	NWS Group		
	As at 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Accelerated depreciation allowances	158,670	158,170	37,102
Other timing differences	(191,479)	(130,839)	(25,145)
	(32,809)	27,331	11,957

(27) NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of operating profit before financing to net cash inflow from operating activities:

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Operating profit before financing	824,568	819,137	1,059,260
Interest income	(107,558)	(106,498)	(77,802)
Exchange differences	88	26	40
Depreciation	257,016	311,624	354,416
Impairment losses of land and buildings	–	–	25,260
Loss on disposal of fixed assets	2,963	349	3,727
Profit on disposal of subsidiaries	(51,881)	–	–
Profit on disposal of fellow subsidiaries	–	(6,803)	–
Unrealised loss on other investments	1,174	5,829	818
Increase in inventories	(27,047)	(11,904)	(21,877)
Decrease/(increase) in trade debtors, other debtors and prepayments	140,924	(274,969)	475,752
Decrease in trade creditors, other creditors and accruals	(71,192)	(128,295)	(136,430)
(Decrease)/increase in balances with group companies and related companies	(5,912)	434,888	(644,072)
Increase in amount due to controlling shareholder of ultimate holding company	96,245	509,501	780,215
Net decrease/(increase) in amount due from customers for contract works	588,652	(362,129)	(467,338)
Increase in balances with associated companies and jointly controlled entities	(10,820)	(5,411)	(12,302)
Net amortisation of goodwill	–	–	(15,732)
Loss on disposal of jointly controlled entities	–	–	4,262
Net cash inflow from operating activities	1,637,220	1,185,345	1,328,197

(b) Analysis of changes in financing during the Relevant Periods:

	Share capital and share premium			Minority interests			Long term liabilities		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July,	597,500	597,500	597,500	6,521	20,226	20,522	958,078	834,962	1,077,234
Net cash inflow/ (outflow) from financing	–	–	–	834	(432)	66	140,576	242,272	848,616
Acquisition of additional interest in a subsidiary	–	–	–	–	–	(3,404)	(263,692)	–	–
Increase in interest in a subsidiary	–	–	–	10,248	–	–	–	–	–
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	1,873
Minority share of results and other reserves	–	–	–	2,623	728	84,091	–	–	–
Dividend paid to minority shareholders	–	–	–	–	–	(88,920)	–	–	–
At 30th June,	597,500	597,500	597,500	20,226	20,522	12,355	834,962	1,077,234	1,927,723

(c) Disposal of subsidiaries

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Net assets disposed of			
Fixed assets	2,024	–	–
Inventories	17,889	–	–
Trade debtors	48,797	–	–
Other debtors and prepayments	6,867	–	–
Bank balances and cash	5,843	–	–
Amounts due to related companies	(15,349)	–	–
Creditors and other accruals	(38,892)	–	–
Bank loans and overdrafts	(15,277)	–	–
Amount due to customers for contract works	(3,883)	–	–
	8,019	–	–
Goodwill	2,300	–	–
	10,319	–	–
Profit on disposal	51,881	–	–
	62,200	–	–
Satisfied by cash	62,200	–	–

Analysis of the net cash inflow in respect of the disposal of subsidiaries

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Cash consideration	62,200	–	–
Bank balances and cash disposed of	(5,843)	–	–
Bank loans and overdrafts disposed of	15,277	–	–
Net cash inflow in respect of the disposal of subsidiaries	71,634	–	–

(d) Purchase of subsidiaries

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Net (liabilities)/assets acquired			
Fixed assets	–	4,385	3,367
Inventories	–	116	–
Trade and other receivables	–	66,964	282,723
Bank balances and cash	–	43,778	29,149
Trade and other payables	–	(81,845)	(270,366)
Long term liabilities	–	–	(1,873)
Shareholders' loan	–	(39,000)	–
	–	(5,602)	43,000
Goodwill	–	101,602	–
Cash consideration	–	96,000	43,000

The subsidiaries acquired during those years did not contribute significant cash flows to the NWS Group.

Analysis of the net outflow in respect of the purchase of subsidiaries:

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Cash consideration	–	96,000	43,000
Bank balances and cash acquired	–	(43,778)	(29,149)
Net cash outflow in respect of the purchase of subsidiaries	–	52,222	13,851

(28) CONTINGENT LIABILITIES

	As at 30th June, 2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
(a) Guarantees for banking facilities of:			
NWS Group			
Jointly controlled entities	165,808	32,350	229,000
Associated companies	–	–	1,049,000
A related company	78,650	–	–
	244,458	32,350	1,278,000
Company			
Subsidiaries	467,649	408,619	743,879
Associated companies	–	–	1,029,000
Jointly controlled entities	–	–	196,000
	467,649	408,619	1,968,879

(b) The NWS Group has issued a guarantee to the extent of HK5,995,000, HK$5,995,000 and HK$8,950,000 as at 30th June, 2000, 2001 and 2002 respectively in favour of an insurance company in respect of an indemnity agreement entered into between the insurance company and the NWS Group. Pursuant to the indemnity agreement, the NWS Group would, in return for a fee payable by that insurance company, indemnify the insurance company for any claims under the insurance policy taken out by the NWS Group to an extent of HK$5,000,000 as at 30th June, 2000, 2001 and 2002 respectively in any one event, subject to a maximum liability of HK$25,000,000 in aggregate in any one year.

(c) As at 30th June, 2000, the NWS Group had contingent liabilities relating to a counter-guarantee given to NWD of HK$920,000,000, representing the NWS Group's attributable portion of syndicated bank loan facility extended to an associated company in respect of which NWD had given guarantee. As at 30th June, 2000, the NWS Group's attributable portion of the amount utilised under the syndicated bank loan facility in respect of this guarantee was HK$734,279,000.

(29) COMMITMENTS

(a) As at 30th June, 2000, 2001 and 2002, capital commitments for property, plant and equipment were as follows:

	NWS Group As at 30th June, 2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Contracted but not provided for	135,051	135,876	110,206
Authorised but not contracted for	486,179	118,319	67,233
	621,230	254,195	177,439

(b) Commitments under operating leases

As at 30th June, 2000, 2001 and 2002, the NWS Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	NWS Group As at 30th June,					
	2000		2001		2002	
	Land and buildings	Others	Land and buildings	Others	Land and buildings	Others
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	39,363	1,800	76,626	–	43,421	18,518
In the second to fifth year inclusive	37,454	–	44,899	–	48,961	29,033
After the fifth year	–	–	1,880	–	–	–
	76,817	1,800	123,405	–	92,382	47,551

As at 30th June, 2000, 2001 and 2002, the Company had future minimum lease payments under non-cancellable operating leases as follows:

	Company As at 30th June,					
	2000		2001		2002	
	Land and buildings	Others	Land and buildings	Others	Land and buildings	Others
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	1,476	1,800	2,834	–	976	–
In the second to fifth year inclusive	1,661	–	976	–	–	–
	3,137	1,800	3,810	–	976	–

(30) RELATED PARTY TRANSACTIONS

Related party transactions are transactions with NWD, Chow Tai Fook Enterprises Limited ("CTF") or their associates other than the NWS Group. CTF is the controlling shareholder of NWD.

The following is a summary of significant related party transactions, in addition to those disclosed in Notes 5, 13, 14, 15, 18 and 21 by the NWS Group's principal activities:

	Year ended 30th June,		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
(i) Facility management			
NWD associates			
Food and beverage and rental income *(Note (a))*	1,092	1,329	37
Licence fee *(Note (a))*	3,779	4,176	4,584
Telecommunication services *(Note (a))*	(883)	(1,006)	(1,001)
Telecommunication support services	1,238	–	–
	5,226	4,499	3,620

		Year ended 30th June, 2000 HK$'000	2001 HK$'000	2002 HK$'000
(ii)	Construction			
	NWD associates			
	Provision of construction services *(Note (b))*	3,367,266	1,584,989	1,104,262
	Provision of fitting work *(Note (a))*	–	1,263	3,535
	Rental expenses *(Note (d))*	(9,183)	(10,091)	(12,237)
	Sales of material *(Note (a))*	–	–	1,867
	Interest income *(Note (c))*	16,412	14,269	5,360
	Interest expenses	(147)	(1,322)	(705)
	Management fee income	184	–	–
		3,374,532	1,589,108	1,102,082
	NWD jointly controlled entities			
	Provision of construction services *(Note (b))*	24,191	–	–
(iii)	E & M engineering			
	NWD associates			
	Provision of engineering services *(Note (a))*	58,810	285,445	164,460
	Rental expenses *(Note (d))*	(5,504)	(3,540)	(3,517)
	Management fee income	3,753	144	–
	Interest income	139	–	–
		57,198	282,049	160,943
	NWD jointly controlled entities			
	Provision of engineering services *(Note (a))*	172,812	–	–
(iv)	Property management			
	NWD associates			
	Agency commission income	351	2,776	2,933
	Sales of parking services *(Note (e))*	2,588	2,440	2,386
	Management fee income *(Note (f))*	1,701	1,294	1,102
	Property management fee income *(Note (g))*	14,947	13,634	12,518
	Technical fee income *(Note (h))*	3,380	3,264	4,160
	Rental expenses *(Note (d))*	(7,315)	(2,468)	(1,227)
	Consultancy fee expenses *(Note (i))*	(1,690)	(2,045)	(2,320)
	Licence income	–	–	52
		13,962	18,895	19,604
	NWD jointly controlled entities			
	Property management fee income *(Note (a))*	785	1,067	1,104
	Pre-marketing and consultancy income *(Note (a))*	2,673	1,025	–
	Agency commission income *(Note (a))*	8,883	–	–
		12,341	2,092	1,104
(v)	Security and guarding			
	NWD associates			
	Provision of security services *(Note (j))*	35,364	41,110	33,489

		Year ended 30th June,		
		2000	2001	2002
		HK$'000	*HK$'000*	*HK$'000*
(vi)	Cleaning and landscaping			
	NWD associates			
	Consultancy fee income *(Note (a))*	2,969	2,002	2,277
	Provision of general cleaning *(Note (a))*	33,209	46,618	40,077
	Landscape and plant maintenance fee income *(Note (a))*	7,722	7,368	6,195
	Provision of laundry services *(Note (a))*	22,923	34,172	30,094
	Rental expenses	(1,255)	(944)	(4,499)
		65,568	89,216	74,144
(vii)	Public transport services			
	CTF associates			
	Management fee expense	(4,217)	(1,260)	(210)
	Telecommunication service expense	(745)	(856)	(1,390)
	Insurance expenses	(39,384)	(8,844)	–
		(44,346)	(10,960)	(1,600)
(viii)	Financial services			
	NWD associates			
	Provision of insurance brokerage services	–	5,052	11,687
(ix)	Other services			
	NWD associates			
	Management fee income	4,800	32,000	4,800
	Project management fee	–	–	549
		4,800	32,000	5,349
(x)	Purchase of subsidiary from an associated company *(Note (k))*	–	–	43,000

Notes on terms and pricing policies of significant related party transactions:

(a) Income received from/(expenses paid to) NWD associates were made in the normal course of business at prices and terms no less favourable than those charged to/(paid to) and contracted with other third party customers of the NWS Group.

(b) Construction contract revenue recognised during the year ended 30th June, 2000, 2001 and 2002 for NWD associates amounted to HK$3,367,266,000, HK$1,584,989,000 and HK$1,104,262,000 respectively for contracts made on contract terms no less favourable than those charged to and contracted with third party customers of the NWS Group.

(c) Interest income from NWD associates was charged at the Hong Kong Inter-Bank Offered Rate per annum on current accounts balances.

(d) The NWS Group entered into a number of lease agreements with NWD associates, to lease office space with various terms based on fixed monthly rates in accordance with tenancy agreements.

(e) Sales of parking services were made in the normal course of business at discount up to 20% off the prices charged to other third party customers of the NWS Group.

(f) Management fee income received from NWD associates were made in the normal course of business based on 6% of the gross rental income received by the associates.

(g) Property management fee income received from a NWD associate was made in the normal course of business based on a cost-plus basis.

(h) Technical fee income received from a NWD associate was made in the normal course of business based on 50% of the property management fee income received by the associate during those years.

(i) Consultancy fee expenses paid to a NWD associate were made in the normal course of business based on 50% of the property management fee income received from another NWD associate during those years.

(j) Security services fees received from NWD associates were made in the normal course of business on a cost-plus basis.

(k) On 31st May, 2002, the NWS Group purchased the entire issued share capital of Ngo Kee Construction Company Limited ("Ngo Kee") from Wai Kee Holding Limited ("Wai Kee"), an associated company of the NWS Group at a consideration of HK$43 million payable in cash.

(31) ULTIMATE HOLDING COMPANY

The directors regard New World Development Company Limited, a company incorporated and listed in Hong Kong, as being the ultimate holding company.

(32) SUBSEQUENT EVENT

Pursuant to a group reorganisation (the "Reorganisation") announced on 21st October 2002, the Company proposed to declare a special dividend of HK$1 per share, totalling HK$1,083,333,333 with an option for its shareholders to elect cash or scrip dividend. The declaration of such dividend is subject to the completion of the Reorganisation.

VI. SUBSIDIARIES

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Indirectly held by the Company				
Advance Policy Development Limited	Hong Kong 28th December, 1995	2 shares of HK$1 each paid up to HK$2	100	Property holding in China mainland
Architectural Precast GRC Limited	Hong Kong 19th April, 2000	6,000,000 shares of HK$1 each paid up to HK$6,000,000	65	Production and distribution of glass reinforced concrete
Aeroland Limited	Hong Kong 14th May, 1999	10,000 shares of HK$1 each paid up to HK$10,000	100	Trading/car parking machines letting
Alberta Agents Limited *(Note (a))*	The British Virgin Islands 23rd March, 2000	1 share of US$1 each paid up to US$1	100	Advertising business
Asian Prosper Management Limited	The British Virgin Islands 1st May, 2000	1 share of US$1 each paid up to US$1	100	Project management
Assanzon Holding Limited	The British Virgin Islands 1st October, 1998	100,000 shares of HK$1 each paid up to HK$100,000	100	Investment holding
Bakewell Group Limited	The British Virgin Islands 8th December, 1999	1 share of US$1 each paid up to US$1	100	Investment holding
Barbican Construction Company Limited	Hong Kong 26th September, 1980	80,002 ordinary shares of HK$100 each paid up to HK$8,000,200 20,000 non-voting deferred shares of HK$100 each paid up to HK$2,000,000	100	Construction
Billion Harvest Consultants Limited	The British Virgin Islands 18th February, 1998	1 share of US$1 each paid up to US$1	70	Holding of trademark and device

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Blazing Courage Limited *(Note (a))*	The British Virgin Islands 10th May, 1998	1 share of US$1 each paid up to US$1	100	Operation of bus services
BioEnviroLink Technologies Limited	Hong Kong 24th November, 2000	100 shares of HK$1 each paid up to HK$100	70	Trading of environmental products
Bright Link Engineering Limited	Hong Kong 12th July, 1999	2,000,000 shares of HK$1 each paid up to HK$2,000,000	75	Building services
Broadway-Nassau Investment Limited *(Note (b))*	Hong Kong 15th October, 1965	2 ordinary shares of HK$10,000 each paid up to HK$20,000	100	Property management
		3,000 non-voting deferred shares of HK$10,000 each paid up to HK$30,000,000		
Building Material Supplies Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Care & Services Company Limited	Hong Kong 30th September, 1998	15,000,000 shares of HK$1 each paid up to HK$15,000,000	100	Elderly care services
Chanos Limited	Liberia 18th May, 1982	100 shares of US$1 each paid up to US$100	100	Investment holding
China Wisdom Development Limited	Hong Kong 19th January, 1995	2 shares of HK$1 each paid up to HK$2	100	Property investment
City Force Development Limited	Hong Kong 6th June, 1997	100 shares of HK$1 each paid up to HK$100	100	Dormant
Chippen Trading Limited *(Note (a))*	The British Virgin Islands 15th September, 2000	100 shares of US$1 each paid up to US$100	100	Leveraged leasing

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
CiF Solutions Limited	Hong Kong 26th June, 1984	10 ordinary shares of HK$100 each paid up to HK$1,000 160,000 non-voting deferred shares of HK$100 each paid up to HK$16,000,000	100	Provision of computer software development, computer system consultancy and maintenance services
CiF Solutions (China) Limited *(Note (b))*	Hong Kong 23rd October, 2000	2 shares of HK$1 each paid up to HK$2	100	Investment holding in China mainland
Companion Building Material Supplies (HK) Limited	Hong Kong 11th February, 1983	100 shares of HK$1 each paid up to HK$100	100	Wholesaling of ceramic tiles in Hong Kong
Companion Glory Limited	Hong Kong 11th September, 1973	100 shares of HK$100 each paid up to HK$10,000	100	Retailing of ceramic tiles and sanitaries in Hong Kong
Companion Sanitaries Limited	Hong Kong 4th July, 1996	2 shares of HK$1 each paid up to HK$2	100	Wholesaling of sanitaries in Hong Kong
Counterbalance Services Limited *(Note (a))*	The British Virgin Islands 22nd December, 1999	10 shares of US$1 each paid up to US$10	80	Holding company of vehicle parking business
Creative Printing Limited	The British Virgin Islands 8th November, 1999	1 share of US$1 each paid up to US$1	100	Investment holding
Cyber Castle Limited *(Note (a))*	Hong Kong 5th June, 2000	2 shares of HK$10 each paid up to HK$20	100	Leveraged leasing
Cyber Conquer Limited *(Note (a))*	The British Virgin Islands 28th June, 2000	1 share of US$1 each paid up to US$1	100	Dormant
Cyber Year Limited *(Note (a))*	Hong Kong 5th June, 2000	2 shares of HK$10 each paid up to leasing HK$20	100	Leveraged leasing

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Dalian Kiu Lok Property Services Company Limited *(Note (b))*	People's Republic of China 27th June, 2002	HK$3,000,000 paid up capital	100	Property agency management and consultancy in China mainland
Decoration & Interior Design Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Digitworld Profits Limited	The British Virgin Islands 22nd September, 2000	1 share of US$1 each paid up to US$1	100	Dormant
DMI Development Limited	Hong Kong 25th February, 1977	30 shares of HK$100 each paid up to HK$3,000	100	Property and investment holding
Earn World Limited	Hong Kong 13th July, 1998	2 shares of HK$1 each paid up to HK$2	100	Investment holding
Eastern Cheers Limited	Hong Kong 5th October, 2001	2 shares of HK$1 each paid up to HK$2	100	Investment holding
Environmental Products & Services Limited	Hong Kong 23rd December, 1986	1,000 shares of HK$100 each paid up to HK$100,000	100	Air conditioning and environmental engineering
Essential Skill Management Limited	The British Virgin Islands 2nd May, 2000	1 share of US$1 each paid up to US$1	100	Investment holding
Evergood Engineering Limited	Hong Kong 16th May, 1991	200,000 shares of HK$1 each paid up to HK$200,000	99	Trading/ Mechanical and electrical engineering
Excel Bridge Limited	Hong Kong 28th December, 2000	2 shares of HK$1 each paid up to HK$2	100	Dormant

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Extensive Limited	Hong Kong 2nd January, 1980	1,000 shares of HK$1 each paid up to HK$1,000	100	Property and investment holding
Extensive Trading Company Limited	Hong Kong 12th May, 1981	600,002 ordinary shares of HK$1 each paid up to HK$600,002 1,500,000 non-voting deferred shares of HK$1 each paid up to HK$1,500,000	100	Trading of equipment and materials
Extensive Trading International Limited	The British Virgin Islands 3rd March, 1993	1 share of US$1 each paid up to US$1	100	Investment holding
Falk Country Limited	Hong Kong 6th December, 1988	2 shares of HK$1 each paid up to HK$2	100	Trading of building materials
Far East Engineering Services Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Far East Engineering Services Limited	Hong Kong 13th September, 1967	766,714 ordinary shares of HK$10 each paid up to HK$7,667,140 233,288 non-voting deferred shares of HK$10 each paid up to HK$2,332,880	100	Mechanical and electrical engineering/ trading/project management consultancy
Financial Concepts Investment Limited	The British Virgin Islands 6th January, 2000	1 share of US$1 each paid up to US$1	100	Investment holding
Firmwin World Limited *(Note (a))*	Hong Kong 4th February, 1993	2 shares of HK$1 each paid up to HK$2	100	Franchise of Macau ferry services

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
First Action Developments Limited *(Note (a))*	The British Virgin Islands 2nd July, 1999	1 share of US$1 each paid up to US$1	100	Investment holding
First Frontier Management Limited *(Note (a))*	The British Virgin Islands 8th September, 2000	1 share of US$1 each paid up to US$1	100	Dormant
First Modern Technology Limited *(Note (a))*	The British Virgin Islands 30th August, 2000	1 share of US$1 each paid up to US$1	80	Production of bus parts in China mainland
Fortune Plan Investment Limited	Hong Kong 13th October, 1992	2 shares of HK$1 each paid up to HK$2	100	Dormant
Fortuna Faith Limited	Hong Kong 20th July, 2001	2 shares of HK$1 each paid up to HK$2	100	Investment holding
Fultech Development Limited	Hong Kong 13th July, 1990	810,002 ordinary shares of HK$1 each paid up to HK$810,002 690,000 non-voting deferred shares of HK$1 each paid up to HK$690,000	100	Property investment
Gainmate Investment Limited	Hong Kong 12th April, 1994	2 shares of HK$1 each paid up to HK$2	100	Property holding in Beijing
Gain Millions Limited *(Note (a))*	The British Virgin Islands 18th November, 2001	1 share of US$1 each paid up to US$1	100	Contactless smart card
General Security & Guarding Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
General Security (H.K.) Limited	Hong Kong 18th November, 1977	8,402 ordinary shares of HK$100 each paid up to HK$840,200 11,600 non-voting deferred shares of HK$100 each paid up to HK$1,160,000	100	Security services
Gold Companion Limited	Hong Kong 14th October, 1988	10,000 shares of HK$1 each paid up to HK$10,000	100	Property leasing
Goldstore Investments Limited	Hong Kong 8th March, 1999	2 shares of HK$1 each paid up to HK$2	100	Property holding
Great Wise International Limited	The British Virgin Islands 2nd April, 1997	1 share of US$1 each paid up to US$1	100	Provision of management services in China mainland
Guangzhou Hip Kin Construction & Engineering Company Limited	Hong Kong 13th May, 1993	2 shares of HK$1 each paid up to HK$2	100	Dormant
Guangzhou Kiu Lok Property Services Company Limited *(Note (b))*	People's Republic of China 16th September, 1999	HK$1,000,000 paid up capital	100	Property agency management and consultancy in China mainland
Hero Ford Development Limited	Hong Kong 5th July, 1999	2 shares of HK$1 each paid up to HK$2	100	Dormant
High Earnings Holdings Limited	The British Virgin Islands 2nd June, 1999	1 share of US$1 each paid up to US$1	100	Investment holding
Hill-Young Technology Services Limited	Hong Kong 22nd September, 1992	86 shares of HK$1 each paid up to HK$86	98.84	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Hip Hing Construction (China) Company Limited	Hong Kong 18th November, 1986	100,001 ordinary shares of HK$100 each paid up to HK$10,000,100 1 non-voting deferred share of HK$100 paid up to HK$100	100	Construction in China mainland
Hip Hing Construction Holdings Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Hip Hing Construction (Vietnam) Company Limited	Hong Kong 10th April, 1990	2 shares of HK$1 each paid up to HK$2	100	Construction in Vietnam
Hip Hing Construction Company Limited	Hong Kong 30th December, 1961	400,000 ordinary shares of HK$100 each paid up to HK$40,000,000 600,000 non-voting deferred shares of HK$100 each paid up to HK$60,000,000	100	Construction, civil engineering and investment holding
Hip Hing Engineering (Macau) Company Limited *(Note (b))*	Macau 14th February, 1984	PTC 100,000 fully paid up	100	Construction and civil engineering in Macau
Hip Hing Equipment Company Limited	Hong Kong 2nd April, 1968	680,002 ordinary shares of HK$10 each paid up to HK$6,800,020 250,000 non-voting share of HK$10 each paid up to HK$2,500,000	100	Lift operation service
Hip Hing Overseas Limited	Hong Kong 13th April, 1993	2 shares of HK$1 each paid up to HK$2	100	Dormant

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Hip Kin Construction Sdn Bhd	Malaysia 2nd December, 1995	4 shares of RM1 each paid up to RM4	100	Construction
Holbrook Star Limited *(Note (a))*	The British Virgin Islands 31st March, 1998	1 share of US$1 each paid up to US$1	100	Operation of bus services in China mainland
Hong Bridge Trading Company Limited	Hong Kong 9th March, 1982	24,002 ordinary shares of HK$10 each paid up to HK$240,020 26,000 non-voting deferred shares of HK$10 each paid up to HK$260,000	100	Trading of electrical equipment
Hong Kong Convention and Exhibition Centre (Management) Limited	Hong Kong 8th December, 1987	3 ordinary shares of HK$1 each paid up to HK$3 1 non-voting deferred share of HK$1 paid up to HK$1	100	Operate, market, promote and manage the Hong Kong Convention and Exhibition Centre
Hong Kong Island Landscape Company Limited	Hong Kong 4th May, 1982	580,000 ordinary shares of HK$10 each paid up to HK$5,800,000 20,000 non-voting deferred shares of HK$10 each paid up to HK$200,000	100	Trading and landscaping project contracting
Hubei Far East E&M Engineering Services Limited	Hong Kong 20th October, 1992	10,000 shares of HK$1 each paid up to HK$10,000	100	Mechanical and electrical engineering
Hubei Far East Engineering Services Limited *(Note (b))*	People's Republic of China 3rd December, 1992	US$1,500,000 paid up share capital	100	Mechanical and electrical engineering in China mainland
i-Urban Limited	Hong Kong 18th December, 2000	2 shares of HK$1 each paid up to HK$2	100	E-business portal

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
International Facility Management Limited	Hong Kong 17th October, 2001	2 shares of HK$1 each paid up to HK$2	100	Investment holding
International Property Management Limited	Hong Kong 23rd June, 1970	450,000 ordinary shares of HK$10 each paid up to HK$4,500,000 95,500 non-voting deferred shares of HK$10 each paid up to HK$955,000	99	Property management/ tenancy services/home ownership scheme management
International Reinsurance Management Limited	Hong Kong 19th November, 1992	100,000 ordinary shares of HK$1 each paid up to HK$100,000	100	Re-insurance broking
Isuperb Services Limited	The British Virgin Islands 2nd January, 2001	1 share of US$1 each paid up to US$1	100	Soft and hard landscape design and build services
Joneson Chemical Engineers Company Limited	Hong Kong 18th April, 1980	315,002 ordinary shares of HK$1 each paid up to HK$315,002 35,000 non-voting deferred shares of HK$1 each paid up to HK$35,000	100	Trading, building maintenance and chemical engineering
Junglesoft Net Limited	Hong Kong 8th February, 2000	200,002 ordinary shares of HK$1 each and 799,998 class A preference shares of HK$1 each, total paid up to HK$8,199,982	80	Handheld devices application development and portal operations and wireless business solution

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Kareal Engineering Limited	Hong Kong 23rd May, 1991	6,338 ordinary shares of HK$1 each paid up to HK$6,338 3,664 non-voting deferred shares of HK$1 each paid up to HK$3,664	100	Air-conditioning and electrical engineering
Kenbase Engineering Limited	Hong Kong 26th May, 1989	1,133,542 ordinary shares of HK$1 each paid up to HK$1,133,542 866,460 non-voting deferred shares of HK$1 each paid up to HK$866,460	100	Air-conditioning and electrical engineering
Kentfull Contracting Limited	Hong Kong 27th August, 1999	5,000,000 shares of HK$1 each paid up to HK$5,000,000	70	Interior decoration contracting
Kentfull Engineering Services Limited	Hong Kong 31st May, 2002	2 shares of HK$1 each paid up to HK$2	70	Investment holding
Kentfull Furniture & Decoration (Malaysia) Sdn Bhd	Malaysia 24th August, 1995	100,000 shares of RM1 each paid up to RM100,000	100	Interior decoration contracting in Malaysia
Kentfull Furniture & Decoration (Overseas) Limited	Hong Kong 7th May, 1991	10,000 shares of HK$1 each paid up to HK$10,000	100	Interior decoration contracting
Kentfull Furniture Manufacturing Limited	Hong Kong 20th November, 1987	10,000,000 shares of HK$1 each paid up to HK$10,000,000	100	Decoration contracting and furniture manufacturing
Kiu Lok International Realty Limited	Hong Kong 23rd November, 1993	2 shares of HK$1 each paid up to HK$2	100	Property agency

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Kiu Lok Property Management Limited *(Note b)*	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Kiu Lok Property Services (China) Limited	Hong Kong 27th July, 1990	2 ordinary shares of HK$1 each paid up to HK$2 2 non-voting deferred shares of HK$1 each paid up to HK$2	100	Property agency, management and consultancy
Kiu Lok Property Services (Shenzhen) Company Limited *(Note (b))*	People's Republic of China 16th October, 2001	HK$1,000,000 paid up share capital	100	Property management in China mainland
Kiu Lok Service Management Company Limited	Hong Kong 24th November, 1972	2 ordinary shares of $100 each paid up to HK$200 1,002 non-voting deferred shares of HK$100 each paid up to HK$100,200	100	Property management
Kiwi Kleeners Limited	Hong Kong 29th March, 1963	1,000 shares of HK$100 each paid up to HK$100,000	100	Trading of linen
Kleaners Limited	Hong Kong 26th November, 1997	5,000,000 shares of HK$1 each paid up to HK$5,000,000	100	Provision of dry cleaning and laundry services
Kookaburra Limited	The British Virgin Islands 18th December, 1998	10,000 shares of US$1 each paid up to US$10,000	100	Investment holding
Lucking (Shun De) Engineering Co. Limited *(Note (b))*	People's Republic of China 28th September, 1998	HK$12,000,000 paid up to share capital	88	Manufacturing of windows and curtain wall

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Millennium Engineering Limited (formerly Lucking (Asia) Engineering Company Limited)	Hong Kong 28th September, 1998	10,000,000 shares of HK$1 each paid up to HK$10,000,000	88	Supply and installation of aluminium windows and curtain walls
Magnet Field Limited *(Note (a))*	The British Virgin Islands 31st March, 1998	1 share of US$1 each paid up to US$1	100	Operation of bus services in China mainland
Maning Century Limited	Hong Kong 16th January, 1990	900,002 ordinary shares of HK$1 each paid up to HK$900,002 100,000 non-voting deferred shares of HK$1 each paid up to HK$100,000	100	Trading/plumbing services
Matsuden (China) Engineering Company Limited	Hong Kong 31st July, 1984	200,000 shares of HK$10 each paid up to HK$2,000,000	100	Engineering and maintenance contracting in China mainland
Matsuden Engineering Company Limited	Hong Kong 22nd October, 1982	4,999,999 ordinary shares of HK$1 each paid up to HK$4,999,999 1 non-voting deferred share of HK$1 each paid up to HK$1	100	Engineering and maintenance contracting
Matsuden Company Limited	Hong Kong 23rd April, 1982	9,425,000 ordinary shares of HK$1 each paid up to HK$9,425,000 575,000 non-voting deferred shares of HK$1 each paid up to HK$575,000	100	Investment holding
Matsuden Company Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Maxyield Investment Limited	Hong Kong 7th June, 2000	10 shares of HK$1 each paid up to HK$10	60	Dormant
Mehonor Company Limited	Hong Kong 5th August, 1986	2 ordinary shares of HK$1 each paid up to HK$2 10,200 non-voting deferred shares of HK$1 each paid up to HK$10,200	100	Property management
Meprom Limited	Hong Kong 16th May, 1989	440,000 shares of HK$1 each paid up to HK$440,000	90.91	Air-conditioning and electrical engineering and consultancy
Money Return Limited *(Note (a))*	The British Virgin Islands 18th August, 1999	1 share of US$1 each paid up to US$1	100	Production of street furniture
Multi Foundation Limited	Samoa 19th March, 2001	1 share of US$1 each paid up to US$1	100	Technical support and consultancy services to joint venture companies in China mainland
New China Laundry Limited (formerly New China Steam Laundry Company Limited)	Hong Kong 29th June, 1982	40,000,002 ordinary shares of HK$1 each paid up to HK$40,000,002 704,000 non-voting deferred shares of HK$1 each paid up to HK$704,000	100	Laundry services
New China Steam Laundry Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
New United Laundry Limited	Hong Kong 3rd April, 1987	10,000 shares of HK$1 each paid up to HK$10,000	100	Laundry services

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
New Waly Interior Products Limited	Hong Kong 5th November, 1997	1,000,000 shares of HK$1 each paid up to HK$1,000,000	70	Trading of interior products
New World Environmental Services Limited	Hong Kong 25th January, 1994	2 shares of HK$1 each paid up to HK$2	100	Dormant
New World Environmental Services Management Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
New World First Bus Services Limited *(Note (a))*	The British Virgin Islands 8th January, 1998	10,000,000 shares of HK$1 each paid up to HK$10,000,000	100	Franchise bus services
New World First Bus Services (China) Limited *(Note (a))*	The British Virgin Islands 31st March, 1998	1 share of US$1 each paid up to US$1	100	Holding company of bus services in China mainland
New World First Facilities Management Limited	The British Virgin Islands 18th May, 2000	1 share of US$1 each paid up to US$1	100	Facilities management
New World First Ferry Services Limited *(Note (a))*	The British Virgin Islands 18th August, 1999	1 share of US$1 each paid up to US$1	100	Ferry services
New World First Ferry Services (Macau) Limited *(Note (a))*	The British Virgin Islands 18th August, 1999	1 share of US$1 each paid up to US$1	100	Ferry services in Hong Kong and Macau
New World First Guangzhou Transport Communication Limited	The British Virgin Islands 2nd May, 2000	1 share of US$1 each paid up to US$1	100	Transport communication
New World First Holdings Limited *(Note (a))*	The British Virgin Islands 23rd October, 1997	10,000,000 shares of HK$1 each paid up to HK$10,000,000	100	Holding company of transportation business

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
New World First Servicos Maritimos (Macau) Limitada *(Note (a))*	Macau 27th July, 1999	MOP100,000	100	Operation of ferry services in Hong Kong and Macau
New World First Tech Limited *(Note (a))*	The British Virgin Islands 22nd December, 1999	1 share of US$1 each paid up to US$1	80	Parking meter business
New World First Travel Services Limited	Hong Kong 23rd January, 2002	500,000 shares of HK$1 each paid up to HK$500,000	100	Travel agent
New World Harmony Technology Limited *(Note (a))*	The British Virgin Islands 6th June, 2000	1 share of US$1 each paid up to US$1	100	Investment holding in China mainland
New World Insurance Management Limited	Hong Kong 16th April, 1991	100,000 shares of HK$1 each paid up to HK$100,000	100	Insurance broking
New World Insurance Management (L) Limited	Malaysia 20th May, 1994	100,000 shares of US$1 each paid up to US$100,000	100	Provision of management, underwriting and administrative services to insurers in Malaysia
New World Insurance Services (China) Limited	Hong Kong 6th October, 1992	3,800,000 shares of HK$1 each paid up to HK$3,800,000	100	Insurance brokerage
New World Insurance Services Limited	Hong Kong 19th August, 1988	1,000,000 shares of HK$1 each paid up to HK$1,000,000	100	Investment holding
New World Parking Management Limited *(Note (a))*	The British Virgin Islands 22nd December, 1999	1 share of US$1 each paid up to US$1	80	Management of parking meter business
New World Property Management Limited	The British Virgin Islands 4th February, 1998	1 share of US$1 each paid up to US$1	100	Project management

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
New World Risk Management (L) Limited	Malaysia 29th June, 1996	120,000 shares of US$1 each paid up to US$120,000	100	Investment holding and provision of insurance brokerage and agency services in Malaysia
New World Services (Finance) Limited	Hong Kong 24th June, 1998	2 shares of HK$1 each paid up to HK$2	100	Financial services
New World Services (HK) Limited	Hong Kong 23rd February, 1998	2 shares of HK$1 each paid up to HK$2	100	Dormant
New World Synergies Limited	Cayman Islands 31st October, 1997	1 share of HK$0.1 each paid up to HK$0.1	100	Dormant
New World Synergies Limited	Hong Kong 6th October, 1997	2 share of HK$1 each paid up to HK$2	100	Dormant
Newrich Engineering Limited	Hong Kong 10th August, 1993	3 ordinary shares of HK$1 each paid up to HK$3 1 non-voting deferred share of HK$1 paid up to HK$1	100	Investment holding
Ngo Kee Construction Company Limited	Hong Kong 24th July, 1964	270,000 ordinary shares of HK$100 each paid up to HK$27,000,000 1 redeemable preference share of HK$1 each paid up to HK$1	100	Building and general construction
Niche Management Limited	The British Virgin Islands 18th November, 1992	100 shares of US$1 each paid up to US$100	100	Property holding in China mainland

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
NWS CON Holdings Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS CON Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS E & M Holdings Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS Engineering Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS Finance Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS FM Holdings Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS Financial Management Services Limited	The British Virgin Islands 18th July, 2000	1 share of US$1 each paid up to US$1	100	Investment holding
NWS FM Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS P & M Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS S & G Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
NWS SER Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Onglory International Limited	Hong Kong 8th August, 1995	1,000 shares of HK$1 each paid up to HK$1,000	100	Property holding and provision of management services
Pacific Ocean Enterprises Limited	Hong Kong 13th October, 1992	1,000,000 shares of HK$1 each paid up to HK$1,000,000	100	Trading/car parking machines letting
Pacific Well Limited	Hong Kong 15th January, 1999	2 shares of HK$1 each paid up to HK$2	100	Investment holding
Plantgrove Developments Limited	The British Virgin Islands 12th September, 1990	2 shares of US$1 each paid up to US$2	100	Investment holding
Pollution & Protection Consultant Limited	Hong Kong 2nd June, 1978	2 ordinary shares of HK$100 each paid up to HK$200 14,420 non-voting deferred shares of HK$100 each paid up to HK$1,442,000	100	Dormant
Pollution & Protection Services Limited	Hong Kong 21st January, 1986	18,057,780 ordinary shares of HK$1 each paid up to HK$18,057,780 500,020 non-voting deferred shares of HK$1 each paid up to HK$500,020	100	Cleaning services
Polytown Company Limited	Hong Kong 27th August, 1982	2 ordinary shares of HK$10 each paid up to HK$20 100,000 non-voting deferred shares of HK$10 each paid up to HK$1,000,000	100	Operate, market, promote and manage the Hong Kong Convention and Exhibition Centre

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Power Capital Holdings Limited	The British Virgin Islands 5th October, 2000	2 shares of US$1 each paid up to US$2	100	Investment holding
Poly Planner Development Limited	Hong Kong 8th December, 1999	2 ordinary shares of HK$1 each paid up to HK$2	100	Dormant
Pretty Rays Limited	Hong Kong 19th October, 1995	2 ordinary shares of HK$1 each paid up to HK$2	100	Property holding in China mainland
Prime Star Investment Limited	Hong Kong 9th December, 1988	7,502 ordinary shares of HK$1 each paid up to HK$7,502 2,500 non-voting deferred shares of HK$1 each paid up to HK$2,500	100	Property holding in China mainland
ProPlus Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Rose Scene Limited	Hong Kong 4th March, 1993	2 shares of HK$1 each paid up to HK$2	100	Property holding in China mainland
Rumson Investments Limited	The British Virgin Islands 13th December, 1990	600 shares of US$1 each paid up to US$600	100	Provision of management services in China mainland
SCK Company Limited	Hong Kong 16th March, 1984	500,000 shares of HK$1 each paid up to HK$500,000	100	Trading of building materials
Shanghai Kiu Lok Property Services Company Limited *(Note (b))*	People's Republic of China 5th October, 1995	US$150,000 paid up share capital	95	Property agency management and consultancy in China mainland
Shunde Xiexing Construction Engineering Company Limited *(Note (b))*	People's Republic of China 24th June, 1994	US$1,000,000 paid up share capital	85	Construction in China mainland

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Siney Nominee Limited	Hong Kong 12th May, 1989	2 shares of HK$1 each paid up to HK$2	100	Provision of secretarial and related services
Sinfit CADD Services Limited	Hong Kong 22nd January, 1999	10,000 shares of HK$1 each paid up to HK$10,000	100	Computer aid drawing
Sinfit Company Limited	Hong Kong 30th December, 1983	30,000 shares of HK$10 each paid up to HK$300,000	100	Dormant
Sky King Holdings Limited	Hong Kong 23rd May, 1997	10,000 shares of HK$1 each paid up to HK$10,000	100	Property investment
Starfish Services Limited	The British Virgin Islands 18th May, 2000	1 share of US$1 each paid up to US$1	100	Non-franchised ferry services
Strong Field Development Corporation	The British Virgin Islands 7th April, 2000	1 share of US$1 each paid up to US$1	100	Property development
Success Ocean Limited	Hong Kong 18th August, 1999	2 shares of HK$1 each paid up to HK$2	100	Property holding
Tai Yieh Construction & Engineering Company Limited	Hong Kong 25th April, 1966	40,000 ordinary shares of HK$1,000 each paid up to HK$40,000,000 10,000 non-voting deferred shares of HK$1,000 each paid up to HK$10,000,000	100	Construction and civil engineering
Tali Group Limited	The British Virgin Islands 18th November, 1997	25,000,000 shares of HK$1 each paid up to HK$25,000,000	70	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Target View Decorative Products Limited	Hong Kong 21st January, 2000	2 shares of HK$1 each paid up to HK$2	70	Dormant
Taylon Company Limited	Hong Kong 22nd June, 1995	550,002 ordinary shares of HK$1 each paid up to HK$550,002 450,000 non-voting deferred shares of HK$1 each paid up to HK$450,000	100	Dormant
Team Deco International Limited	Hong Kong 3rd April, 1998	2 shares of HK$1 each paid up to HK$2	100	Interior design
Techno Engineering Company Limited	Hong Kong 13th November, 1984	1,500 shares of HK$200 each paid up to HK$300,000	100	Air-conditioning and electrical engineering in China mainland
Tennyson Company Limited	Hong Kong 27th April, 1982	19,500 ordinary shares of HK$1,000 each paid up to HK$19,500,000 500 non-voting deferred shares of HK$1,000 each paid up to HK$500,000	100	Woodwork services
Tin Long Developments Limited	The British Virgin Islands 6th January, 1995	100 shares of US$1 each paid up to US$100	95	Investment holding
Top Line Investment Limited	Hong Kong 13th August, 1991	2 shares of HK$1 each paid up to HK$2	100	Property investment
Tridant China Limited	Hong Kong 7th July, 1992	2 shares of HK$1 each paid up to HK$2	100	Mechanical and electrical engineering

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Trident Engineering Company Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Trident Engineering Company Limited	Hong Kong 19th December, 1975	34,400,000 ordinary shares of HK$1 each paid up to HK$34,400,000 15,600,000 non-voting deferred shares of HK$1 each paid up to HK$15,600,000	100	Mechanical and electrical engineering/ trading
Trident Engineering (Malaysia) Sdn Bhd	Malaysia 27th May, 1994	25,000 shares of RM1 each paid up to RM25,000	100	Mechanical and electrical engineering in Malaysia
Trident Engineering (Thailand) Company Limited	Thailand 12th May, 1995	100,000 shares of Baht 100 each paid up to Baht 5,000,000	64	Dormant
Trident Fire Services Limited	Hong Kong 22nd March, 1988	1,000,000 shares of HK$1 each paid up to HK$1,000,000	100	Fire services engineering
Trident Plumbing Engineers Limited	Hong Kong 7th September, 1990	2,000,000 shares of HK$1 each paid up to HK$2,000,000	100	Plumbing services engineering
Triguang Engineering (Guangzhou) Company Limited (formerly Triguang Engineering Company Limited) *(Note (b))*	People's Republic of China 2nd July, 1993	RMB3,500,000 paid up share capital	51	Mechanical and electrical engineering in China mainland
Trihan Engineering (Wuhan) Company Limited *(Note (b))*	People's Republic of China 2nd September, 1993	RMB600,000 paid up share capital	51	Mechanical and electrical engineering in China mainland

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Tridant (PRC) Limited	Hong Kong 25th March, 2002	2 shares of HK$1 each paid up to HK$2	100	Electrical and mechanical engineering services in China mainland
Turning Housing Services Limited	Hong Kong 18th June, 1982	200,000 shares of HK$1 each paid up to HK$200,000	99	Cleaning/ repairing/ maintenance services
Ultimate Best Limited	The British Virgin Islands 16th April, 2002	1 shares of US$1 each paid up to US$1	100	Investment holding
Uniformity Security Company Limited	Hong Kong 12th February, 1982	2 ordinary shares of HK$100 each paid up to HK$200 2,500 non-voting deferred shares of HK$100 each paid up to HK$250,000	100	Property security services
Uniformity Security Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
United Laundries Limited	Hong Kong 14th October, 1947	50,000 shares of HK$10 each paid up to HK$500,000	100	Laundry services
Urban Buildings Management Limited	Hong Kong 20th September, 1988	10,000 shares of HK$1 each paid up to HK$10,000	100	Property management
Urban Management Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding
Urban Parking (Holdings) Limited	The British Virgin Islands 31st January, 1997	13,200,000 shares of HK$1 each paid up to HK$13,200,000	100	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Urban Parking Limited	Hong Kong 11th March, 1998	5,000,000 shares of HK$1 each paid up to HK$5,000,000	100	Carpark management
Urban Products & Services Limited	Hong Kong 24th March, 1999	2 shares of HK$1 each paid up to HK$2	100	Dormant
Urban Property Management Limited	Hong Kong 23rd January, 1981	49,995,498 ordinary shares of HK$1 each paid up to HK$49,995,498 4,502 non-voting deferred shares of HK$1 each paid up to HK$4,502	100	Property management
Urban Technical Services Limited	Hong Kong 2nd February, 1998	2 shares of HK$1 each paid up to HK$2	100	Technical services
Vast Earn Group Limited	The British Virgin Islands 7th April, 2000	1 share of US$1 each paid up to US$1	100	Investment holding
Venue Creative Services Limited	Hong Kong 9th February, 1993	2 shares of HK$1 each paid up to HK$2	100	Provision of consultancy services
Vibro Engineering Limited (formerly Silver Beach Investments Limited)	Hong Kong 8th March, 1999	2 shares of HK$1 each paid up to HK$2	100	Dormant
Vibro Foundation Limited (formerly Great Tiger Investment Limited)	Hong Kong 8th March, 1999	2 shares of HK$1 each paid up to HK$2	100	Dormant
Vibro Geotechnics Limited (formerly Upwell Investment Limited)	Hong Kong 8th March, 1999	2 shares of HK$1 each paid up to HK$2	100	Dormant

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Vibro (HK) Limited	Hong Kong 23rd November, 1929	20,000,004 shares of HK$3 each paid up to HK$60,000,012	99.83	Piling caisson and civil engineering
Vibro (Macau) Limited *(Note (b))*	Macau 13th April, 1981	1,000,000 shares of HK$1 each paid up to HK$1,000,000	99.83	Dormant
Victory Salute Limited	The British Virgin Islands 22nd October, 1997	1 share of US$1 each paid up to US$1	100	Investment
Wah Hing Construction Materials Company Limited *(Note (b))*	People's Republic of China 11th January, 1989	US$2,550,000 paid up share capital	100	Manufacturing of brinks in China mainland
Wai Hong Cleaning & Pest Control Co Ltd	Hong Kong 21st May, 1985	400,000 shares of HK$100 each paid up to HK$40,000,000	100	Cleaning and pest control services
Wai Hong Environmental Solutions Limited	Hong Kong 30th May, 2001	400,000 shares of HK$1 each paid up to HK$400,000	100	Recycling and environmental services
Wai Hong Waste Management Limited	Hong Kong 17th April, 2001	4,000,000 shares of HK$1 each paid up to HK$4,000,000	100	Waste management
Waking Builders Limited	Hong Kong 9th February, 1962	20,000 shares of HK$1,000 each paid up to HK$20,000,000	100	Construction
Waking Limited	Hong Kong 21st May, 1992	2 shares of HK$1 each paid up to HK$2	100	Lift operation service
Wealth March Property Limited	The British Virgin Islands 7th April, 2000	1 share of US$1 each paid up to US$1	100	Investment holding
Wishlist Holdings Limited	The British Virgin Islands 18th June, 1999	1 share of US$1 each paid up to US$1	100	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Worldtech Contracting (HK) Limited	Hong Kong 5th November, 1997	1,000,000 shares of HK$1 each paid up to HK$1,000,000	100	Dormant
Worth More Investments Limited	Hong Kong 8th March, 1999	2 shares of HK$1 each paid up to HK$2	100	Investment holding
YDL Company Limited	The British Virgin Islands 5th July, 1993	200,000 shares of US$1 each paid up to US$200,000	100	Air-conditioning and electrical engineering in China mainland
YEC Engineering (Singapore) Pte Limited	Singapore 13th August, 1983	1,500,000 shares of S$1 each paid up to S$1,500,000	100	Air-conditioning/ environmental engineering in Singapore
Young's Engineering (China) Company Limited	The British Virgin Islands 22nd August, 1995	650,000 shares of US$1 each paid up to US$650,000	100	Air-conditioning and electrical engineering
Young's Engineering (China) Company Limited	Hong Kong 7th July, 1999	10,000,000 shares of HK$1 each paid up to HK$10,000,000	100	Air-conditioning and electrical engineering
Young's Engineering (Heshan) Company Limited *(Note (b))*	People's Republic of China 12th April, 1994	HK$2,823,964 paid up share capital	100	Dormant
Young's Engineering (Macau) Company Limited *(Note (b))*	Macau 28th April, 1989	MOP100,000 paid up share capital	100	Investment holding and property holding in Macau
Young's Engineering Company Limited	Hong Kong 30th May, 1972	4,000,000 shares of HK$10 each paid up to HK$40,000,000	100	Air-conditioning and electrical engineering
Young's Engineering Holdings Limited	The British Virgin Islands 10th November, 1992	2,500,000 shares of US$1 each paid up to US$2,500,000	100	Investment holding
上海景福機電服務有限公司 *(Note (b))*	People's Republic of China 21st August, 1998	RMB500,000 paid up share capital	100	E&M engineering and maintenance in China mainland

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
大連景豐機電服務有限公司*(Note (b))*	People's Republic of China 10th August, 1998	RMB300,000 paid up share capital	100	E&M engineering and maintenance in China mainland
深圳香島園花卉有限公司*(Note (b))*	People's Republic of China 3rd July, 2000- 3rd July, 2020 (Business License)	RMB2,500,000 paid up share capital	60	Landscaping in China mainland
中山市精基貿易有限公司*(Note (b))*	People's Republic of China 31st August, 2000	RMB500,000 paid up share capital	100	Trading of equipment and materials in China mainland
上海精基機電建材有限公司*(Note (b))*	People's Republic of China 17th April, 2001	RMB500,000 paid up share capital	100	Trading of equipment and materials in China mainland
廣州鋭萊停車場設備有限公司*(Note (b))*	People's Republic of China 25th March, 2002	RMB 1,500,000 paid up capital	90	Trading of car parking management in China mainland
新世界第一(廣州)科技有限公司 *(Note (a) and (b))*	People's Republic of China 20th January, 2002	RMB 7,000,000 paid up capital	80	Investment holding in China mainland
新世界(廣州)科技資訊有限公司 *(Note (a) and (b))*	People's Republic of China 2nd April, 2002	HK$4,000,000 paid up capital	100	Investment holding in China mainland
北京新創遠東機電設備維修有限公司 *(Note (b))*	People's Republic of China 12th June, 2002	US$150,000 paid up capital	100	Mechanical and electrical engineering in China mainland
Directly held by the Company				
New World Services Limited	The British Virgin Islands 31st January, 1997	1 share of HK$1 each paid up to HK$1	100	Investment holding

Notes:

(a) The accounts of these subsidiaries were audited by Deloitte Touche Tohmatsu.

(b) The financial year end of these companies is 31st December.

(c) All subsidiaries are operating in Hong Kong, unless otherwise stated in the principal activities.

VII. JOINTLY CONTROLLED ENTITIES

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest#	Principal activities
Indirectly held by the Company				
Barbican-Ngo Kee Joint-Venture	Hong Kong 27th November, 2001	N/A	50	Civil and building constructing
Beijing Hip Hing Construction & Engineering Company Limited *(Note (a))*	People's Republic of China 30th August, 1994	RMB12,000,000 paid up share capital	40	Construction in China mainland
Beijing Kiu Lok Property Management Services Company Limited *(Note (a))*	People's Republic of China 18th November, 1997	US$500,000 paid up share capital	60	Property agency management and consultancy in China mainland
BYME Engineering (HK) Limited *(Note (a))*	Hong Kong 11th May, 1990	8,000,000 shares of HK$1 each paid up to HK$8,000,000	30	Air-conditioning and electrical engineering
BYME Engineering (Singapore) Pte Limited *(Note (a))*	Singapore 27th February, 1992	1,500,000 shares of S$1 each paid up to S$1,500,000	30	Air-conditioning and electrical engineering in Singapore
BYME-Young's (TVB) Joint Venture	Hong Kong 29th February, 2000	N/A	51	Air-conditioning and electrical engineering
China Overseas – Young's Mechanical & Electrical Engineering Limited *(Note (a))*	Hong Kong 10th September, 1996	10,000,000 ordinary shares of HK$1 each paid up to HK$10,000,000	49	Air-conditioning and electrical engineering
Chun Fai – Hip Hing JV Limited *(Note (b))*	Hong Kong 23rd December, 1998	60 class "A" shares of HK$1 each; 40 class "B" shares of HK$1 each; total paid up to HK$100	40	Property development

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest#	Principal activities
Cinabel (Singapore) Pte Limited	Singapore 17th February, 2001	10,000 shares of S$1 each paid up to S$10,000	56	Air-conditioning and environmental engineering in Singapore
Complete Victory Technology Limited	Hong Kong 23rd June, 2000	2 shares of HK$1 each paid up to HK$2	50	Dormant
Dah Ching Young's Joint Venture	Hong Kong 18th May, 2002	N/A	50	Electrical and mechanical engineering services in China mainland
Far East Landfill Technologies Limited	Hong Kong 12th November, 1991	1,000,000 shares of HK$1 each paid up to HK$1,000,000	47	Landfill
Guangzhou Urban Property Management Limited *(Note (a))*	People's Republic of China 16th March, 1995	RMB800,000 paid up share capital	50	Estate management in China mainland
Heng Tat – Hip Hing (Tung Chung) Joint Venture *(Note (c))*	Hong Kong 15th February, 2000	N/A	40	Construction
Hip Hing – China State JV	Hong Kong 22nd September, 2000	N/A	50	Construction
Hip Hing – Dragages J.V. *(Note (a) and (d))*	Hong Kong 1st January, 1995	N/A	50	Construction of HKCEC phase II
Hip Hing – Hanison J.V.	Hong Kong 8th January, 2002	N/A	50	Construction
Hip Hing – Kumagai J.V.	Hong Kong 9th June, 1996	N/A	50	Construction
Hip Hing – Taisei J.V. *(Note (a))*	Hong Kong 6th February, 1995	N/A	60	Construction

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest#	Principal activities
Hubei Hongfu Construction & Decoration & Installation Engineering Company Limited *(Note (a))*	People's Republic of China 25th June, 1993	RMB1,814,764.76 paid up share capital	50	Air-conditioning and environmental engineering in China mainland
KMC-Hip Hing Construction Company Limited	Thailand 1st August, 1994	1,000,000 shares of Baht100 each paid up to Baht100,000,000	40	Dormant
Laing-Hip Hing J.V. *(Note (a))*	Hong Kong 28th October, 1994	Nil	50	Construction
MEHY Sdn Bhd	Malaysia 14th January, 1993	1,000,000 shares of RM1 each paid up to RM1,000,000	34.7	Air conditioning and environmental engineering in Malaysia
Nanjing Jinling Young's Engineering Company Limited *(Note (a))*	People's Republic of China 3rd December, 1992	US$1,273,000 paid up share capital	39	Air-conditioning and electrical engineering in China mainland
NECSO-China State – Hip Hing J.V.	Hong Kong 21st November, 2000	Nil	10	Construction
Supertime Holdings Limited	Hong Kong 26th November, 1999	100 shares of HK$1 each paid up to HK$100	49	Property development
Taisei – Hip Hing J.V.	Hong Kong 12th July, 2002	Nil	50	Construction in Hong Kong
Y & T Facilities Management (Macau) Co. Ltd. *(Note (a))*	Macau 1st January, 2000	MOP 500,000 paid up share capital	35	Facility management in Macau

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest#	Principal activities
YDS Engineering Limited	Hong Kong 20th September, 1994	6,500,000 shares of HK$1 each paid up to HK$6,500,000	50	Air-conditioning and electrical engineering
Zhuhai Young's Engineering Company Limited *(Note (a))*	People's Republic of China 22nd October, 1994	RMB5,000,000 paid up share capital	80	Property holding in China mainland

Notes:

(a) The financial year end of these companies is 31st December.

(b) The accounts of this jointly controlled entity were audited by Deloitte Touche Tohmatsu.

(c) The accounts of this jointly controlled entity were audited by WM Shum & Co.

(d) The accounts of this jointly controlled entity were audited by KPMG.

(e) All the jointly controlled entities are operating in Hong Kong, unless otherwise stated in the principal activities.

Also represents profit sharing ratio.

VIII. ASSOCIATED COMPANIES

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Indirectly held by the Company				
City Greenite Company Limited	Hong Kong 14th February, 2000	10,000 shares of HK$1 each paid up to HK$10,000	50	Provision of waste management and other environmental business
City Team Development Limited	Hong Kong 25th August, 1997	1,000,000 ordinary shares of HK$1 each paid up to HK$1,000,000	40	Property development
East Asia Secretaries (BVI) Limited	The British Virgin Islands 2nd August, 2000	300,000,000 shares of HK$1 each paid up to HK$300,000,000	24.39	Investment holding
Elite United Property Management Limited	Hong Kong 10th January, 1995	2 shares of HK$1 each paid up to HK$2	50	Dormant
Espora Company Limited	Hong Kong 12th November, 1985	2 shares of HK$1 each paid up to HK$2	50	Property management
Fast Success Transportation Limited	Hong Kong 4th June, 1999	5,000,000 shares of HK$1 each paid up to HK$5,000,000	50	Transport services
First Star Development Limited	Hong Kong 21st May, 1999	100 shares of HK$1 each paidup to HK$100	49	Property development
Guangzhou Hip Kin Construction & Engineering Company Limited *(Note (a) and (c))*	People's Republic of China 19th December, 1989	US$1,820,000 paid up share capital	50	Construction in China mainland
Hong Kong Ticketing Alliance Limited	Hong Kong 5th February, 1999	500,000 class A shares of HK$1 each; 500,000 class B shares of HK$1 each; and 500,000 class C shares of HK$1 each; total paid up to HK$1,500,000	33.3	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Icos-Vibro Limited	Hong Kong 31st July, 1981	2,500 class "A" shares of HK$1,000 each; 2,500 class "B" shares of HK$1,000 each paid up to HK$5,000,000	49.92	Foundation work services
Immergreen Limited	Hong Kong 28th February, 2001	400,000 shares of HK$1 each paid up to HK$400,000	50	Landscape architects and trading
Kentfull Engineering Company Limited	Hong Kong 31st May, 2002	10,000 shares of HK$1 each paid up to HK$10,000	42	Building construction
Kwoon Chung Bus Holdings Limited *(Note (b))*	Bermuda 11th July, 1996	393,906,000 shares of HK$0.1 each paid up to HK$39,390,600	29.98	Investment holding
Lantau Link Management Limited	Hong Kong 20th November, 2000	1 share of HK$1 each paid up to HK$1	50	Dormant
Quon Hing Concrete Company Limited	Hong Kong 31st December, 1963	200,000 shares of HK$100 each paid up to HK$20,000,000	50	Production and sales of concrete
Quon Hing Concrete (China) Limited	Hong Kong 29th September, 1989	2,000,000 shares of HK$1 each paid up to HK$2,000,000	50	Investment holding in China mainland
Quon Hing Concrete (Vietnam) Company Limited	Hong Kong 17th September, 1991	2 shares of HK$1 each paid up to HK$2	50	Dormant
Secretaries Limited	Hong Kong 27th December, 1967	2,000 shares of HK$0.001 each paid up to HK$2	23	Share registration company secretarial services and business services
Shunde Quon Hing Concrete Company Limited	People's Republic of China 29th July, 1994	RMB10,517,600 paid up share capital	32.5	Production and sales of concrete in China mainland

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Tai Fook Securities Group Limited *(Note (a))*	Bermuda 7th May, 1996	480,153,699 shares of HK$0.1 each paid up to HK$48,015,369.90	20	Investment holding
Tengis Limited	Hong Kong 6th December, 1974	1,000 shares of HK$10 each paid up to HK$10,000	23	Share registration company secretarial services and business services
Ticketek HK Holdings Limited	The British Virgin Islands 8th December, 1999	1,472,292 shares of US$1 each paid up to US$1,472,292	16	Investment holding
Ticketek Hong Kong Limited	Hong Kong 10th May, 1999	11,481,580 ordinary shares of HK$1 each paid up to HK$11,481,580	16	Provision of ticketing services
Urbanbase Property Management Limited	Hong Kong 13th October, 2000	100 ordinary shares of HK$4,000 each paid up to HK$400,000	49	Dormant
Urban Cosmo Property Management Limited	Hong Kong 13th October, 2000	100 ordinary shares of HK$4,000 each paid up to HK$400,000	49	Dormant
Urban Glory Property Management Limited	Hong Kong 13th October, 2000	1,000 ordinary shares of HK$100 each paid up to HK$100,000	49	Dormant
Urban – WellBorn Property Management Limited	Hong Kong 3rd September, 2001	10,000 ordinary shares of HK$10 each paid up to HK$100,000	50	Property management of Serenò Verde, Yuen Long
Wai Kee Holdings Limited *(Note (a))*	Bermuda 16th June, 1992	774,844,034 ordinary shares of HK$0.1 each paid up to HK$77,484,403	25.1	Investment holding

Name	Place and date of incorporation/ establishment	Issued and paid up capital/ registered capital	Percentage of attributable equity interest	Principal activities
Yargoon Company Limited	Hong Kong 2nd October, 1981	150,000 shares of HK$100 each paid up to HK$15,000,000	42	Stone quarrying

Notes:

(a) The accounts of these associated companies were audited by Deloitte Touche Tohmatsu.

(b) The accounts of this associated company were audited by Ernst & Young.

(c) The financial year end of this company is 31st December.

(d) All the associated companies are operating in Hong Kong, unless otherwise stated in the principal activities.

IX. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Company in respect of any period subsequent to 30th June, 2002.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

1. FINANCIAL STATEMENTS OF THE PPC GROUP

Set out below is an extract from the audited financial statements of the PPC Group for the year ended 30 June 2002 (the date to which the latest audited financial statements were made up), together with the comparative figures for the year ended 30 June 2001 and for the period from 1 January 1999 to 30 June 2000 together with relevant notes to the annual accounts of the PPC Group. The financial statements of the PPC Group for the two years ended 30 June 2001 and 2002 were audited by PricewaterhouseCoopers, Certified Public Accountants and the financial statements of the PPC Group for the period from 1 January 1999 to 30 June 2000 were audited by Ernst & Young, Certified Public Accountants.

Consolidated Profit and Loss Account

For the year ended 30 June 2002

		Year ended 30 June		Period from 1 January 1999 to 30 June 2000
		2002	2001	
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	2	125,057	135,861	149,668
Other revenues	2	6,334	6,421	8,988
Staff costs		(41,247)	(48,676)	(53,169)
Depreciation and amortisation		(38,951)	(43,558)	(55,764)
Impairment losses of fixed assets		(119,500)	–	–
Net loss on disposal of subsidiaries and partial disposal of jointly controlled entities		(68,285)	–	–
Other operating expenses (net)		(73,135)	(99,690)	(104,700)
Operating loss	3	(209,727)	(49,642)	(54,977)
Finance costs	4	(2,930)	(4,592)	(6,989)
Share of results of				
Jointly controlled entities		165,349	151,044	47,262
Associated companies		260,707	244,042	83,190
Profit before taxation		213,399	340,852	68,486
Taxation	5	(67,162)	(75,080)	(18,012)
Profit after taxation		146,237	265,772	50,474
Minority interests	6	(2,292)	10,366	15,319
Profit attributable to shareholders	7	143,945	276,138	65,793
Dividends	8	175,077	133,878	38,351
Earnings per share	9			
Basic		HK0.49 cent	HK6.91 cents	HK2.58 cents
Diluted		N/A	HK5.26 cents	HK2.58 cents

Consolidated Balance Sheet
As at 30 June 2002

	Note	2002 HK$'000	2001 HK$'000
ASSETS			
Non-current assets			
Goodwill	11	659	–
Fixed assets	12	272,189	1,180,523
Investments in associated companies	14	992,612	799,853
Investments in jointly controlled entities	15	2,078,102	1,699,579
		3,343,562	3,679,955
Current assets			
Debtors, deposits and prepayments	16	5,432	89,648
Amounts due from jointly controlled entities	15	31,619	2,575
Loans to jointly controlled entities	15	84,150	–
Non-trading securities	17	3,027	8,801
Bank balances and cash	18	349,331	161,969
		473,559	262,993
Total assets		3,817,121	3,942,948
EQUITY AND LIABILITIES			
Current liabilities			
Creditors and accruals	19	19,677	75,328
Amount due to a minority shareholder of a subsidiary	20	–	120,074
Other loan – unsecured	21	–	1,572
Taxation payable		19	67
Dividend payable		55,018	55,018
		74,714	252,059
Equity			
Capital and reserves			
Share capital	22	525,362	525,362
Reserves	23	3,192,040	2,953,370
		3,717,402	3,478,732
Minority interests	24	25,005	212,157
Total equity and liabilities		3,817,121	3,942,948

Balance Sheet
As at 30 June 2002

	Note	2002 HK$'000	2001 HK$'000
ASSETS			
Non-current assets			
Investments in subsidiaries	13	5,354,539	5,575,257
Current assets			
Debtors and prepayments		413	417
Bank balances and cash	18	330,224	51,101
		330,637	51,518
Total assets		5,685,176	5,626,775
EQUITY AND LIABILITIES			
Current liabilities			
Creditors and accruals		3,788	5,655
Dividend payable		55,018	55,018
		58,806	60,673
Equity			
Capital and reserves			
Share capital	22	525,362	525,362
Reserves	23	5,101,008	5,040,740
		5,626,370	5,566,102
Total equity and liabilities		5,685,176	5,626,775

Consolidated Cash Flow Statement
For the year ended 30 June 2002

	Note	2002 HK$'000	2001 HK$'000
Net cash inflow/(outflow) from operating activities	25(a)	22,750	(1,986)
Returns on investments and servicing of finance			
Interest received		5,117	5,277
Interest paid		(222)	(462)
Dividends received from jointly controlled entities		184,450	60,840
Dividend received from an associated company		155,498	135,694
Dividends paid		(175,077)	(117,211)
Net cash inflow from returns on investments and servicing of finance		169,766	84,138
Taxation			
Taxation paid		(117)	(90)
Investing activities			
Deposits for and purchases of fixed assets and additions to construction in progress		(24,153)	(39,984)
Proceeds from disposal of fixed assets		532	119
Acquisition of a jointly controlled entity		–	(2)
Disposal of subsidiaries and partial disposal of jointly controlled entities	25(c)	229,820	–
Acquisition of an associated company		(128,745)	–
Deconsolidation of subsidiaries	25(d)	(81,186)	–
Loan to a jointly controlled entity		(10,953)	(1,180)
Repayment of loan from a jointly controlled entity		–	(344)
Net cash outflow from investing activities		(14,685)	(41,391)
Net cash inflow before financing		177,714	40,671
Financing	25(b)		
Repayment of other loan		(1,572)	(10,144)
Draw down of bank loan		11,220	–
Net cash inflow/(outflow) from financing		9,648	(10,144)
Increase in cash and cash equivalents		187,362	30,527
Cash and cash equivalents at the beginning of the year		161,969	131,442
Cash and cash equivalents at the end of the year		349,331	161,969
Analysis of balances of cash and cash equivalents			
Bank balances and cash		12,673	55,148
Time deposits		336,658	106,821
		349,331	161,969

Consolidated Statement of Recognised Gains and Losses

For the year ended 30 June 2002

	Note	2002 *HK$'000*	2001 *HK$'000*
Net profit for the year	23	143,945	276,138
Release of exchange reserve upon disposal of a subsidiary	23	(920)	–
Total recognised gains		143,025	276,138
Release of goodwill reserve upon disposal of a subsidiary and partial disposal of jointly controlled entities	23	270,722	–
		413,747	276,138

Notes to the Accounts

1. Principal accounting policies

The principal accounting policies adopted in the preparation of the consolidated accounts are set out below:

(a) Basis of preparation of the accounts

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (the "HKSA"). They have been prepared under the historical cost convention as modified by the revaluation of non-trading securities.

In the current year, the Group adopted the following Statements of Standard Accounting Practice issued by the HKSA ("SSAPs") which are effective for accounting periods commencing on or after 1 January 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

(b) Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 30 June. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective dates of acquisition or up to the effective dates of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) *Subsidiaries*

Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations of the entities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends income.

(d) *Associated companies*

An associated company is a company, not being a subsidiary or a jointly controlled entity, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(e) *Joint ventures*

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(f) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, jointly controlled entity or associated company at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1 July 2001 was taken to reserves (refer Note 23). Goodwill on acquisitions occurring on or after 1 July 2001 is stated in the balance sheet as a separate asset which is amortised using the straight-line method over its estimated useful life of not more than 20 years.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. For acquisitions occuring on or after 1 July 2001, negative goodwill is presented in the same balance sheet classification as goodwill. For acquisitions prior to 1 July 2001, negative goodwill was taken directly to reserves on acquisition.

The gain or loss on the disposal of an entity represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill including those previously taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

(g) *Fixed assets*

Fixed assets are stated at cost less accumulated depreciation and impairment losses.

Leasehold land is depreciated over the period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives, on a straight-line basis, to their residual values. The principal annual rates are as follows:

Buildings	3%
Leasehold improvements	Over the lease terms
Port facilities and terminal equipment	2.25% – 15%
Furniture, fixtures and office equipment	7% – 20%
Motor vehicles	10% – 25%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(h) Construction in progress

Construction in progress is stated at cost less accumulated impairment losses. Cost includes leasehold land cost, development and construction expenditure incurred and interest and other direct costs attributable to the development. Construction in progress is transferred to the appropriate category of fixed assets when completed and ready for use. No depreciation is provided for construction in progress.

(i) Non-trading securities

Non-trading securities are stated at their fair values representing quoted market prices at the balance sheet date. Changes in the fair values of the securities are dealt with as movements in the investments revaluation reserve, until the securities are sold or are determined to be impaired, when the cumulative gain or loss derived from the securities recognised in the investments revaluation reserve, together with the amount of any impairment, is charged to the consolidated profit and loss account for the year in which the impairment arises. Where the circumstances and events leading to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged and any appreciation in fair value is credited to the consolidated profit and loss account to the extent of the amount previously charged.

(j) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) Contingent liabilities

Contingent liability is a possible obligation that arises from the past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(l) Impairment of assets

At the balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the consolidated profit and loss account.

When the recoverable amount of an asset has declined below its carrying amount, the carrying amount of the asset is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected cash flows are discounted to their present values.

(m) Deferred taxation

Deferred taxation is accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(n) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

When the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(g) above.

Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated profit and loss account on a straight-line basis over the lease periods.

(o) Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to all employees in Hong Kong. The assets of the schemes are held separately from those of the Group in independently administered funds. The Group's contributions to these schemes are expensed as incurred. The Group's contributions in respect of employees who leave the schemes during the year are not forfeited to reduce the employer's contributions for the year.

The Group also contributes to employee pension schemes established by municipal governments in respect of certain subsidiaries in the People's Republic of China (the "PRC"). The municipal governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to these schemes are charged to the consolidated profit and loss account as incurred.

(p) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. All exchange differences arising in these cases are dealt with in the consolidated profit and loss account.

The accounts of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the exchange rates ruling at the balance sheet date. All exchange differences arising therefrom are dealt with as a movement in reserves.

(q) Revenue recognition

Income from cargo handling and storage, container handling and storage and road freight services are recognised when services are rendered.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Operating lease rental income is recognised on a straight-line basis over the period of each lease.

(r) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for their intended use are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

(s) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent net corporate expenses less corporate interest income. Segment assets consist primarily of fixed assets, debtors and operating cash, and mainly exclude non-trading securities. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, turnover is based on the country in which the customer is located. Segment assets and capital expenditure are where the assets are located.

2. Turnover and segment information

The Group is principally engaged in the investment in and the development, operation and management of terminals in seaports and riverports and related business. Turnover represents income from cargo and container handling and storage, and road freight services, net of business tax. Revenues recognised during the year are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Turnover		
Cargo handling and storage	27,901	57,648
Container handling and storage	90,020	71,063
Road freight services	7,136	7,150
	125,057	135,861
Other revenues		
Bank interest income	5,117	5,277
Gross rental income	1,217	1,144
	6,334	6,421
Total revenues	131,391	142,282

(a) *Primary reporting format – business segments*

	2002					
	Cargo handling and storage *HK$'000*	Container handling and storage *HK$'000* *(Note)*	Road freight services *HK$'000* *(Note)*	Warehousing *HK$'000*	Corporate *HK$'000*	Group *HK$'000*
Turnover	27,901	90,020	7,136	–	–	125,057
Segment results	(5,449)	15,960	(4,186)	–	–	6,325
Impairment losses of fixed assets	–	(119,500)	–	–	–	(119,500)
Gain/(loss) on disposal of subsidiaries and partial disposal of jointly controlled entities	21,735	(90,020)	–	–	–	(68,285)
Unallocated costs						(28,267)
Operating loss						(209,727)
Finance costs						(2,930)
Share of results of						
Jointly controlled entities	–	18,038	–	147,311	–	165,349
Associated companies	–	195,955	–	64,752	–	260,707
Profit before taxation						213,399
Taxation						(67,162)
Profit after taxation						146,237
Minority interests						(2,292)
Profit attributable to shareholders						143,945

	2002					
	Cargo handling and storage	Container handling and storage	Road freight services	Warehousing	Corporate	Group
	HK$'000	*HK$'000* *(Note)*	*HK$'000* *(Note)*	*HK$'000*	*HK$'000*	*HK$'000*
As at 30 June 2002						
Segment assets	–	355,827	43,149	2,575	–	401,551
Investments in jointly controlled entities	–	607,483	–	1,470,619	–	2,078,102
Investments in associated companies	–	544,073	–	448,539	–	992,612
Unallocated assets						344,856
Total assets						3,817,121
Segment liabilities	–	3,844	633	–	–	4,477
Unallocated liabilities						70,237
Total liabilities						74,714
Minority interests						25,005
						99,719
Capital expenditure	5,110	14,678	4,229	–	136	24,153
Depreciation and amortisation	4,858	30,106	3,859	–	128	38,951
Impairment losses of assets	–	119,500	–	–	5,774	125,274
Other non-cash expenses	252	175	39	–	27	493

	2001					
	Cargo handling and storage	Container handling and storage	Road freight services	Warehousing	Corporate	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	57,648	71,063	7,150	–	–	135,861
Segment results	(15,150)	11,067	(2,382)	–	–	(6,465)
Unallocated costs						(43,177)
Operating loss						(49,642)
Finance costs						(4,592)
Share of results of						
Jointly controlled entities	–	11,645	–	139,399	–	151,044
Associated companies	–	181,966	–	62,076	–	244,042
Profit before taxation						340,852
Taxation						(75,080)
Profit after taxation						265,772
Minority interests						10,366
Profit attributable to shareholders						276,138

	2001					
	Cargo handling and storage *HK$'000*	Container handling and storage *HK$'000*	Road freight services *HK$'000*	Warehousing *HK$'000*	Corporate *HK$'000*	Group *HK$'000*
As at 30 June 2001						
Segment assets	155,787	1,129,673	50,055	2,575	–	1,338,090
Investments in jointly controlled entities	–	177,651	–	1,521,928	–	1,699,579
Investments in associated companies	–	330,756	–	469,097	–	799,853
Unallocated assets						105,426
Total assets						3,942,948
Segment liabilities	151,010	27,714	475	–	–	179,199
Unallocated liabilities						72,860
Total liabilities						252,059
Minority interests						212,157
						464,216
Capital expenditure	3,708	107,980	482	–	163	112,333
Depreciation and amortisation	10,377	29,420	3,147	–	614	43,558
Impairment loss of assets	–	–	–	–	2,915	2,915
Other non-cash expenses	746	984	808	–	4	2,542

Note: Certain assets and liabilities of container handling and storage, and road freight services businesses of the Group as at 30 June 2002 have been grouped under investments in jointly controlled entities (refer Note 15(e)(iii)).

(b) *Secondary reporting format – geographical segments*

	2002			
	Turnover HK$'000	Segment results HK$'000	Segment assets HK$'000	Capital expenditure HK$'000
Hong Kong	–	–	–	136
PRC	125,057	6,325	401,551	24,017
	125,057	6,325	401,551	24,153

	2001			
	Turnover *HK$'000*	Segment results *HK$'000*	Segment assets *HK$'000*	Capital expenditure *HK$'000*
Hong Kong	–	–	–	163
PRC	135,861	(6,465)	1,338,090	112,170
	135,861	(6,465)	1,338,090	112,333

3. Operating loss

Operating loss is stated after charging the following:

	2002 HK$'000	2001 HK$'000
Auditors' remuneration	1,629	2,083
Amortisation of goodwill	16	–
Bad debts written off	1,231	5,337
Provision for doubtful debts	437	1,623
Cost of services rendered *(Note)*	82,786	103,662
Depreciation		
– owned fixed assets leased out under operating leases	1,669	2,322
– other owned fixed assets	37,266	41,236
Impairment loss of non-trading securities	5,774	2,915
Loss on disposal of fixed assets	53	918
Operating lease rentals in respect of land and buildings	5,842	10,518
Repairs, maintenance and consumables	8,221	10,390
Retirement benefit costs	3,287	4,035

Note: Cost of services rendered also include retirement benefits costs and operating lease rentals of HK$2,390,000 and HK$4,053,000 (2001: HK$3,354,000 and HK$8,062,000) respectively as disclosed above.

4. Finance costs

	2002 HK$'000	2001 HK$'000
Interest expense on		
Bank loan wholly repayable within five years	214	–
Other loan wholly repayable within five years	8	462
Amount due to a minority shareholder of a former subsidiary	2,708	4,130
	2,930	4,592

5. Taxation

No provision for Hong Kong profits tax has been made as the Group has no estimated assessable profit for the year (2001: HK$Nil). Taxation on profits outside Hong Kong has been calculated on the estimated assessable profit for the year at rates of taxation prevailing in the countries in which the Group operates. Certain subsidiaries operating in the PRC are entitled to a 100% tax relief from corporate income tax for the year, and accordingly no corporate income tax has been made for the estimated assessable profit of those subsidiaries for the year.

	2002 HK$'000	2001 HK$'000
Company and subsidiaries		
PRC taxation	69	157
Share of taxation attributable to:		
Jointly controlled entities		
Hong Kong profits tax	25,898	22,899
Associated companies		
Hong Kong profits tax	41,147	51,887
PRC taxation	48	137
	67,162	75,080

There was no material unprovided deferred tax charge for the year (2001: HK$Nil).

6. Share of results by minority interests

The minority interests' share of profits less losses of the Group's non-wholly owned subsidiaries amounted to HK$2,292,000 for the year ended 30 June 2002 (2001: share of losses less profits of HK$10,366,000).

7. Profit attributable to shareholders

The profit attributable to shareholders includes the profit for the year dealt with in the accounts of the Company amounting to HK$235,345,000 (2001: HK$98,437,000).

8. Dividends

	2002 *HK$'000*	2001 *HK$'000*
Interim, paid, of HK$0.02 (2001: HK$Nil) per ordinary share	41,199	–
4% cumulative convertible redeemable preference shares	133,878	133,878
	175,077	133,878

9. Earnings per share

The calculation of basic earnings per share is based on the Group's profit attributable to shareholders of HK$143,945,000 (2001: HK$276,138,000) less preference share dividend of HK$133,878,000 (2001: HK$133,878,000) and the weighted average of 2,059,968,000 (2001: 2,059,968,000) ordinary shares in issue during the year.

The diluted earnings per share for the year ended 30 June 2002 is not presented as the conversion of preference shares is anti-dilutive.

The calculation of diluted earnings per share for the year ended 30 June 2001 was based on Group's profit attributable to shareholders of HK$276,138,000 and 5,253,622,306 ordinary shares which are the weighted average number of 2,059,968,000 of ordinary shares in issue during that year plus the weighted average of 3,193,654,306 ordinary shares deemed to be issued on the conversion of all preference shares.

The conversion of share options is not dilutive for the years ended 30 June 2002 and 2001 as the exercise prices of the Company's outstanding options are higher than the fair value per ordinary share in the current year and the previous year.

10. Directors' and management's emoluments

(a) Directors' emoluments

The aggregate amounts of emoluments paid to Directors during the year are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Fees	600	–
Salaries, housing and other allowances, benefits in kind	–	–
Bonuses	–	–
Contributions to retirement schemes	–	–
	600	–

The above amounts include Directors' fees of HK$200,000 (2001: HK$Nil) paid to Independent Non-Executive Directors.

The Directors' emoluments are analysed as follows:

	Number of directors	
	2002	**2001**
Emolument bands		
Nil – HK$1,000,000	10	10

The above analysis does not include individuals whose emoluments were among the five highest in the Group (2001: Nil).

As at 30 June 2002, five Directors had a total of 21,000,000 share options and 2,000,000 share options which were granted by the Company on 11 May 1999 and 16 February 2000 respectively under the share option scheme adopted by the Company on 11 April 1997. The options are exercisable at HK$0.693 per share from 1999 to 2005.

No consideration was paid for each acceptance of the offer. No option was exercised by the Directors during the year.

(b) Management's emoluments

Details of the aggregate emoluments paid to the five individuals (2001: five) whose emoluments were the highest in the Group and have not been included in the Directors' emoluments above are set out below:

	2002	**2001**
	HK$'000	*HK$'000*
Salaries, housing and other allowances, benefits in kind	5,529	5,091
Bonuses	–	–
Contributions to retirement schemes	271	236
	5,800	5,327

The emoluments fell within the following bands:

	Number of individuals	
	2002	**2001**
Emolument bands		
Nil – HK$1,000,000	2	2
HK$1,000,001 – HK$1,500,000	1	2
HK$1,500,001 – HK$2,000,000	2	1
	5	5

During the year, no emoluments were paid by the Group to the Directors or the five highest paid individuals as an inducement to join or upon joining the Group, or as compensation for loss of office. No Directors waived and agreed to waive any emoluments during the year.

11. Goodwill

	HK$'000
Cost	
Acquisition of an additional interest in a subsidiary during the year and at 30 June 2002	675
Accumulated amortisation	
Charge for the year and at 30 June 2002	(16)
Net book value	
At 30 June 2002	659
At 30 June 2001	-

Goodwill on acquisitions occurring prior to 1 July 2001 is taken directly to reserves (Note 23).

12. Fixed assets

	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Port facilities and terminal equipment HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Cost							
At 1 July 2001	436,516	3,155	478,505	35,299	22,766	370,778	1,347,019
Additions	148	-	3,877	720	1,651	17,757	24,153
Transfer	1,120	-	7,710	-	-	(8,830)	-
Disposals	-	-	(3,953)	(271)	-	-	(4,224)
Disposal of a subsidiary	-	-	(120,757)	(10,447)	(4,245)	(1,665)	(137,114)
Deconsolidation of subsidiaries	(131,883)	-	(315,097)	(22,701)	(19,621)	(306,735)	(796,037)
At 30 June 2002	305,901	3,155	50,285	2,600	551	71,305	433,797
Accumulated depreciation and impairment losses							
At 1 July 2001	35,020	1,686	97,525	20,249	12,016	-	166,496
Charge for the year	10,658	75	22,762	3,561	1,879	-	38,935
Impairment loss	117,000	-	-	-	-	2,500	119,500
Disposals	-	-	(3,459)	(180)	-	-	(3,639)
Disposal of a subsidiary	-	-	(48,646)	(7,905)	(1,912)	-	(58,463)
Deconsolidation of subsidiaries	(14,793)	-	(59,974)	(14,640)	(11,814)	-	(101,221)
At 30 June 2002	147,885	1,761	8,208	1,085	169	2,500	161,608
Net book value							
At 30 June 2002	158,016	1,394	42,077	1,515	382	68,805	272,189
At 30 June 2001	401,496	1,469	380,980	15,050	10,750	370,778	1,180,523

All leasehold land and buildings, port facilities and construction in progress are situated in the PRC and are held under leases of 10 to 50 years.

The aggregate cost and accumulated depreciation and accumulated impairment losses of leasehold land and buildings held for use in operating leases as at 30 June 2002 amounted to approximately HK$69,255,000 (2001: HK$98,653,000), HK$7,091,000 (2001: HK$7,746,000) and HK$26,814,000 (2001: HK$Nil) respectively.

13. **Investments in subsidiaries**

	Company 2002 HK$'000	Company 2001 HK$'000
Unlisted investments, at cost *(Note b)*	3,369,253	3,369,253
Amounts due from subsidiaries *(Note a)*	2,663,827	2,429,432
Loan due to a subsidiary *(Note a)*	(242,336)	-
	5,790,744	5,798,685
Less: Provision	(436,205)	(223,428)
	5,354,539	5,575,257

Notes:

(a) The amounts/loan due from/(to) subsidiaries are unsecured, interest free and have no fixed terms of repayment.

(b) Particulars of the principal subsidiaries which are directly or indirectly held as at 30 June 2002 are as follows:

Name	Place of incorporation/ establishment	Place of operations	Principal activities	Issued share capital/paid up capital	Group equity interest 2002	Group equity interest 2001
* Hetro Limited	British Virgin Islands ("BVI")	Hong Kong	Investment holding	100 ordinary shares of US$1 each	100%	100%
Keen Sales Limited	Hong Kong	Hong Kong	Investment holding	2 ordinary shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	100%	100%
N.S.A. (Tianjin) Int'l Cargo Distribution Co., Ltd.	PRC	PRC	Holding a piece of land	US$7,809,700	100%	100%
Nanjing Huining Wharfs Co., Ltd. *(Note iii)*	PRC	PRC	Cargo handling and storage	US$11,800,000	-	55%
New World Port Investments Limited	Hong Kong	Hong Kong	Investment holding	2 ordinary shares of HK$1 each	100%	100%
Ready City Limited	Hong Kong	Hong Kong	Investment holding	200 ordinary shares of HK$1 each	100%	100%
* Righteous Corporation	BVI	Hong Kong	Investment holding	1 ordinary share of US$1	100%	100%
* Stockfield Limited	BVI	Hong Kong	Investment holding	1 ordinary share of US$1	100%	100%
Sunmall Limited *(Note i)*	Hong Kong	Hong Kong	Investment holding	2 ordinary shares of HK$1 each	100%	100%
# Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu") *(Note ii)*	PRC	PRC	Container handling, warehousing and road freight operations	US$3,750,000	75%	55%

Name	Place of incorporation/ establishment	Place of operations	Principal activities	Issued share capital/paid up capital	Group equity interest 2002	2001
Xiamen New World Xiangyu Warehouse & Processing Zone Limited	PRC	PRC	Development of warehousing, processing and logistics facilities	US$5,000,000	100%	100%
Xiamen Xinyuan Container Terminal Co., Ltd.	PRC	PRC	Cargo consolidation, container storage, and repairs and maintenance	RMB17,000,000	70%	70%
Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. *(Note 15(e)(iii))*	PRC	PRC	Development of container terminal	RMB166,700,000	-	60%
Xiamen Xiang Yu Quay Co., Ltd. *(Note 15(e)(iii))*	PRC	PRC	Container handling and storage and road freight operations	RMB100,000,000	-	92%

* Shares directly held by the Company

\# The Group shares 100% of the subsidiary's results

The above table lists the principal subsidiaries of the Company which, in the opinion of the Directors, materially affect the results and/or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

Notes:

(i) Pursuant to a share subscription agreement dated 11 October 2001 (the "Subscription Agreement"), Pacific Owner Limited ("POL"), a then wholly owned subsidiary of Sunmall Limited and the Company, issued three redeemable convertible shares of US$1.00 each (the "Subscription Shares") to CSX World Terminals Hong Kong Limited ("CSXWTHK") at a cash consideration of HK$242,336,001 (the "Consideration") (the "POL Transaction"). POL holds an equity interest of 66.1% in CSXWT Terminal 8 Limited ("CSXWT8"), a jointly controlled entity of the Company, which in turn holds an equity interest of 29.5% in Asia Container Terminals Limited ("ACT"), a jointly controlled entity of the Company. ACT has carried out projects in relation to the completion of the construction of Container Terminal No. 9 ("CT9") and the subsequent operation and management of that terminal or Container Terminal No. 8 West ("CT8W") under a berth swap agreement entered into between ACT and Modern Terminals Limited ("ACT project").

CSXWTHK has the right to direct all decision makings of POL and CSXWT8 in relation to the ACT project and has assumed all the funding obligations and contingent liabilities of POL in connection with ACT project with effect from the date of completion of the Subscription Agreement, i.e., 16 November 2001.

CSXWTHK has the right to convert the Subscription Shares issued into ordinary shares of POL. If CSXWTHK does not exercise its right to convert, the Company has a right to compel such conversion or redeem the Subscription Shares.

The Consideration has been received by the Company as a non-interest bearing loan. Until the conversion of the Subscription Shares, CSXWTHK will obtain the title for 100% interest in POL.

The Group has accounted for the POL Transaction as its disposal of the equity interest in POL, and therefore the relevant equity interests in CSXWT8 and ACT held by POL, on completion of the Subscription Agreement.

(ii) On 8 February 2001 and 18 September 2001, an agreement and a supplemental agreement were entered into between the Group and Suzhou Tonggang Group Company ("Tonggang"), the minority shareholder of Huisu, respectively pursuant to which the Group acquired a 20% interest in Huisu from Tonggang at a consideration of approximately RMB4.9 million (approximately HK$4.6 million). On 11 January 2002, the transaction was approved by the relevant PRC authorities and thereafter, the Group's equity interest in Huisu was increased to 75%.

(iii) Pursuant to an operating and management agreement (the "Operating and Management Agreement") entered into between Nanjing Huining Wharfs Co, Ltd. ("Huining"), a then 55% indirectly owned subsidiary of the Company, and the minority shareholder of Huining on 30 August 2001, the minority shareholder has agreed to act as the new operator of Huining for its unexpired tenure up to 2 June 2019 at a consideration of RMB18,000,000 (approximately HK$16,830,000) ("Huining Transaction") to be paid to the Group by Huining.

On the same date, the Group entered into an agreement with Huining pursuant to which the Group consented that the minority shareholder had the sole operation and management right of Huining. Furthermore, the Group also entered into a share pledge agreement with the minority shareholder pursuant to which the Group had pledged its entire 55% interest in Huining in favour of the minority shareholder as the Group's fulfillment of its obligation under the Operating and Management Agreement and as undertaking to maintain its interest in Huining until the expiry of tenure of Huining up to June 2019.

On 24 December 2001, the Operating and Management Agreement was approved by the relevant PRC authorities. The consideration was received by the Group on 22 March 2002. The Group has accounted for the Huining Transaction as its disposal of equity interest in Huining.

14. Investments in associated companies

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Share of net assets	957,720	799,853
Goodwill on acquisition	34,892	–
	992,612	799,853

Notes:

(a) The Company has no directly owned associated company as at 30 June 2002 and 2001. The particulars of the principal associated company held by the Company's subsidiaries as at 30 June 2002 are as follows:

Name	Place of incorporation	Place of operations	Principal activities	Issued share capital	Group equity interest 2002	Group equity interest 2001
CSX World Terminals Hong Kong Limited	Hong Kong	Hong Kong	Operation of container terminal	55,000 "A" ordinary shares of HK$1 each and 5,000 "B" ordinary shares of HK$1 each	33.34%	33.34%

The above principal associated company of the Group, in the opinion of the Directors, materially affect the results and/or assets of the Group. To give details of other associated companies would, in the opinion of the Directors, result in particulars of excessive length.

(b) A summary of the financial information of CSXWTHK, a significant associated company of the Group, prepared based on the audited accounts of CSXWTHK for the relevant years, after making such adjustments as appropriate (including adjustments mainly for the fair value of fixed assets upon the Group's acquisition thereof), is as follows:

Results for the year

	2002	2001
	HK$'000	*HK$'000*
Turnover	1,152,502	1,467,470
Profit before taxation	781,965	731,980
Taxation	(123,560)	(156,042)
Profit after taxation	658,405	575,938

Net assets as at 30 June

	2002	2001
	HK$'000	*HK$'000*
Non-current assets	2,308,169	2,102,112
Current assets	507,905	532,078
Current liabilities	(172,805)	(192,385)
Non-current liabilities	(52,186)	(42,725)
	2,591,083	2,399,080

(c) Contingent liabilities

(i) ACT, a jointly controlled entity of CSXWTHK, is a party to agreements with third parties in respect of the joint development of CT9, the related berth swap arrangement and the funding/financing therefor. In the event of default of any of the third parties, ACT will be required to provide additional funds for the project. CSXWTHK has given guarantees in respect of these obligations of ACT and one of ACT's shareholders to provide additional funds. Were CSXWTHK required to perform its obligations under the guarantees, the maximum amount of the additional liabilities assumed in respect of the CT9 development, in addition to CSXWTHK's share of the capital commitments of ACT as at 30 June 2002 of approximately HK$571 million (2001: HK$193 million), amounted to approximately HK$1,325 million (2001: HK$449 million).

(ii) A corporate guarantee has been given by CSXWTHK in favour of certain banks for banking facilities granted to ACT to the extent of approximately HK$796.5 million as at 30 June 2002 (2001: HK$300 million), in proportion to CSXWTHK interest in ACT. The proportionate amount utilised against such facilities as at 30 June 2002 which was secured by the corporate guarantee amounted to approximately HK$172.6 million (2001: HK$27.1 million).

15. Investments in jointly controlled entities

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Non-current assets		
Share of net assets	1,693,088	1,473,105
Loans to jointly controlled entities *(Note a)*	465,021	306,481
Loan from a jointly controlled entity *(Note b)*	(80,007)	(80,007)
	2,078,102	1,699,579
Current assets		
Amounts due from jointly controlled entities *(Note c)*	31,619	2,575
Loans to jointly controlled entities *(Note a)*	84,150	–
	115,769	2,575
	2,193,871	1,702,154

Notes:

		2002	**2001**
		HK$'000	*HK$'000*
(a)	Subordinated loans *(Note ii)*	251,370	305,301
	Loans *(Note iii)*	297,801	1,180
	Total loans	549,171	306,481
	Less: Current portion of loans *(Note iii)*	(84,150)	–
		465,021	306,481

(i) The total loans to jointly controlled entities are unsecured and interest free.

(ii) The loans (the "Subordinated Loans") have been subordinated to bank borrowings and all other major indebtedness, including amounts repayable over one year, of certain jointly controlled entities of the Group. Accordingly, the Subordinated Loans have been classified as non-current assets.

(iii) Loans of HK$295,793,000 (2001: HK$Nil) represented loans to Xiamen Xiang Yu Quay Co., Ltd. and Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd., then indirect subsidiaries of the Company (Note 15(e)(iii)). Out of these loans, approximately HK$84,150,000 (2001: HK$Nil) is expected to be receivable within one year and has been included as current assets.

(b) The loan from a jointly controlled entity is unsecured, interest free and not repayable within one year.

(c) The amounts due from jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

(d) As at 30 June 2001, the shares in a jointly controlled entity were pledged to a syndicate of financial institutions to secure a loan facility of HK$1.750 million granted to that jointly controlled entity. The outstanding amount under the loan facility had been fully repaid during the year and the pledge was released accordingly.

(e) The following is a list of the principal jointly controlled entities which are indirectly held by the Company as at 30 June 2002:

Name	Place of incorporation/ establishment	Place of operations	Principal activities	Issued share capital/paid up capital	Percentage of interest in ownership/ voting power/ profit sharing 2002	2001
Asia Container Terminals Limited *(Note i)*	Hong Kong	Hong Kong	Development and operation of container terminal	1,000 ordinary shares of HK$1 each	23.34%	36.33%
ATL Logistics Centre Hong Kong Limited ("ATL") *(Note ii)*	Hong Kong	Hong Kong	Operation of cargo handling and storage facilities	100,000 "A" ordinary shares of HK$1 each, 20,000 "B" preference shares of HK$1 each, and 54,918 non-voting deferred shares of HK$1 each	55.67%	55.67%
ATL Logistics Centre Yantian Limited	Hong Kong	Hong Kong	Investment holding	10,000 ordinary shares of HK$1 each	46%	46%
CSX World Terminals New World (Tianjin) Limited	Cayman Islands ("CI")	Hong Kong	Investment holding	1,000 ordinary shares of US$1 each	50%	50%
CSX World Terminals New World Limited	BVI	Hong Kong	Investment holding	2,000 ordinary shares of US$1 each	50%	50%
CSX Orient (Tianjin) Container Terminals Co., Limited (formerly Sea-Land Orient (Tianjin) Container Terminals Co., Limited)	PRC	PRC	Operation of container terminal	US$29,200,000	24.5%/ 22.2%/ 24.5%	24.5%/ 22.2%/ 24.5%
United Asia Terminals (Yantian) Limited	Hong Kong	Hong Kong	Operation of cargo handling and storage facilities	52,000 "A" ordinary shares of HK$1 each, 52,000 "B" ordinary shares of HK$1 each and 26,000 "C" ordinary shares of HK$1 each	40%	40%
Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. *(Note iii)*	PRC	PRC	Development of container terminal	RMB166,700,000	60%/ 50%/ 61.3%	–
Xiamen Xiang Yu Quay Co., Ltd. *(Note iii)*	PRC	PRC	Container handling and storage and road freight operations	RMB100,000,000	92%/ 50%/ 61.3%	–
Xiamen Xiangyu Free Port Developing Co., Ltd. *(Note iii)*	PRC	PRC	Development of container terminal	RMB117,340,000	0%/ 50%/ 61.3%	–

The above table lists the principal jointly controlled entities of the Group which, in the opinion of the Directors, materially affect the results and/or assets of the Group. To give details of other jointly controlled entities would, in the opinion of the Directors, result in particulars of excessive length.

Notes:

(i) The Group's equity interest in ACT represents the aggregate of (i) a 13.5% (2001: 33%) equity interest held by a wholly owned subsidiary of the Company and (ii) a 29.5% (2001: 10%) equity interest held by a 33.34% owned associated company of the Group.

(ii) The Group's equity interest in ATL represents the aggregate of (i) a 39% equity interest held by a wholly owned subsidiary of the Company and (ii) a 50% equity interest held by a 33.34% owned associated company of the Group.

A summary of the financial information of ATL, a significant jointly controlled entity of the Group, prepared based on the audited accounts of ATL for the relevant years, after making such adjustments as appropriate (including adjustments mainly for the fair value of fixed assets upon the Group's acquisition thereof), is as follows:

Results for the year

	2002	**2001**
	HK$'000	*HK$'000*
Turnover	682,428	716,083
Profit before taxation	389,655	372,641
Taxation	(66,560)	(58,715)
Profit after taxation	323,095	313,926
Group's share of profit before taxation	151,965	145,330

Net assets as at 30 June

	2002	2001
	HK$'000	HK$'000
Non-current assets	3,518,544	3,681,674
Current assets	283,325	150,985
Current liabilities	(335,742)	(367,940)
Non-current liabilities	(773,751)	(650,441)
	2,692,376	2,814,278

(iii) Pursuant to a merger agreement dated 28 June 2002 ("Merger Agreement"), Xiamen Xiang Yu Quay Co., Ltd ("Xiangyu"), a then indirect 92% owned subsidiary, will be merged with Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd ("Huijian"), a then indirect 60% owned subsidiary, and Xiamen Xiangyu Free Port Developing Co., Ltd ("Xiangyu Free Port") by way of absorption (collectively "Merger Parties"). The new merged entity will be owned and managed as to 50% by the Group.

Pursuant to the Merger Agreement, each of the Merger Parties is responsible for its operating results for the period prior to 1 January 2002 based on its equity ratio of each of the Merger Parties. For the period from 1 January 2002 to the date of completion of the merger, the Group will entitle to the monthly operating results of each of the Merger Parties in accordance with the respective daily consolidated actual investment ratios in the Merger Parties.

The results of Xiangyu and Huijian for the year ended 30 June 2002 have been consolidated in the consolidated profit and loss account based on the Group's entitlement. Upon effective commencement of the merger on 30 June 2002, Xiangyu and Huijian became jointly controlled entities of the Group.

A summary of the combined financial information of the new merged entity has not been presented as the accounts of the new merged entity were not available.

16. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors (net of provision) and their age analysis is as follows:

	0-3 months	4-6 months	7-12 months	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 30 June 2002	3,113	166	36	3,315
Balance at 30 June 2001	28,888	8,311	9,775	46,974

The Group grants an average credit period of 1 to 3 months to its customers.

17. Non-trading securities

	Group	
	2002	2001
	HK$'000	*HK$'000*
Listed securities in Hong Kong	3,027	8,801

The securities were purportedly purchased on behalf of a subsidiary of the Group by a former director, who was also the Company's former Chairman. The Board of Directors of the Company was not aware of the transaction at the time of acquisition, nor was the acquisition authorised by the Board. The Group has already initiated legal proceedings against the former director for the recovery of the total amount paid for the securities and/or the shortfall in the market value thereof.

18. Bank balances and cash

	Group		Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank balances and cash	12,673	55,148	1,462	1,308
Time deposits	336,658	106,821	328,762	49,793
	349,331	161,969	330,224	51,101

19. Creditors and accruals

Included in creditors and accruals are trade creditors and their age analysis is as follows:

	0-3 months	4-6 months	7-12 months	More than 12 months	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 30 June 2002	916	7	9	–	932
Balance at 30 June 2001	3,326	383	11	514	4,234

20. Amount due to a minority shareholder of a subsidiary

The amount due to minority shareholder of a subsidiary as at 30 June 2001 was unsecured, interest free, except for an amount of HK$99,747,000 which bore interest at the prevailing bank borrowing rate in the PRC and had no fixed terms of repayment. The balance became HK$Nil as at 30 June 2002 as a result of the disposal of the subsidiary during the year.

21. Other loan – unsecured

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Other loan repayable within one year	–	1,572

The other loan as at 30 June 2001 bore interest at the Deutschemark deposit rate in the London Interbank Euro-Currency Market plus 1.875% per annum. The loan was fully repaid in July 2001.

22. Share capital

	Company	
	2002	**2001**
	HK$'000	*HK$'000*
Authorised:		
7,800,000,000 ordinary shares of HK$0.10 each ("Ordinary Shares")	780,000	780,000
4,000,000,000 4% cumulative convertible redeemable preference shares of HK$0.10 each ("Preference Shares")	400,000	400,000
	1,180,000	1,180,000
Issued and fully paid:		
2,059,968,000 Ordinary Shares	205,997	205,997
3,193,654,306 Preference Shares	319,365	319,365
	525,362	525,362

The Preference Shares, which were issued on 15 March and 26 April 2000, are redeemable, at the sole discretion of the Company, on the fifth anniversary date of their issue, at HK$1.048 each, together with any unpaid dividend. Alternatively, at the sole discretion of the Company, on the fifth anniversary date of their issue, they may be compulsorily converted into Ordinary Shares.

All preference shareholders have the right (the "Conversion Right") to convert any or all of their Preference Shares into fully paid Ordinary Shares, where one Preference Share will be convertible into one Ordinary Share, subject to adjustment, in circumstances, such as the consolidation or sub-division of Ordinary Shares. The Conversion Right is exercisable at any time during a period of five years from the date of issue of the Preference Shares.

None of the Preference Shares was converted during the year. The exercise in full of the Conversion Rights attached to the 3,193,654,306 Preference Shares in issue at 30 June 2002 would have, with the present capital structure of the Company, resulted in the issue of 3,193,654,306 additional Ordinary Shares.

In accordance with the Bye-laws of the Company, dividends on the Preference Shares (the "Preference Dividend") are to be paid out of the Company's distributable profits. The Preference Dividend is payable semi-annually on a dividend payment date, with the first dividend payment date on 31 July 2000. No dividend on any other share in the share capital of the Company is to be paid unless the Company has sufficient distributable profits to cover the Preference Dividend. At 30 June 2002, there was an unpaid dividend of HK$55,018,000 (2001: HK$55,018,000) in arrears for the outstanding Preference Shares. The unpaid dividend has been incorporated in the accounts.

Share options

On 11 April 1997, a share option scheme was adopted by the Company (the "1997 Share Option Scheme") under which the Directors may, at their discretion and during the period of three years commencing from 11 April 1997, grant options to Executive Directors or full-time employees of the Company or its subsidiaries to subscribe for Ordinary Shares of the Company.

The 1997 Share Option Scheme was expired on 11 April 2000. No further share options can be granted under such scheme. However, share options granted under the 1997 Share Option Scheme are still exercisable.

Movement of the share options granted under the 1997 Share Option Scheme is set out below:

			Number of Ordinary Shares to be issued upon the exercise of the share option		
Date of grant	Exercise price (subject to adjustments) *HK$*	Exercise period (both dates inclusive)	Balance at 1 July 2001	Lapsed during the year	Balance at 30 June 2002
28 August 1998	0.7808	1 November 1998 to 28 February 2002	2,250,000	(2,250,000)	–
	0.7808	1 November 1999 to 28 February 2002	2,250,000	(2,250,000)	–
11 May 1999	0.6930	5 November 1999 to 4 November 2004	4,250,000	–	4,250,000
	0.6930	5 May 2001 to 4 November 2004	5,350,000	–	5,350,000
	0.6930	5 May 2002 to 4 November 2004	5,500,000	–	5,500,000
	0.6930	5 May 2003 to 4 November 2004	6,600,000	–	6,600,000
	0.6930	5 May 2004 to 4 November 2004	300,000	–	300,000
16 February 2000	0.6930	16 August 2000 to 15 August 2005	400,000	–	400,000
	0.6930	16 February 2002 to 15 August 2005	500,000	–	500,000
	0.6930	16 February 2003 to 15 August 2005	500,000	–	500,000
	0.6930	16 February 2004 to 15 August 2005	600,000	–	600,000
			28,500,000	(4,500,000)	24,000,000

None of the share options was exercised during the year.

On 21 June 1999, the Company approved another share option scheme (the "1999 Share Option Scheme") under which the Directors may, at their discretion and during the period of three years commencing from 21 June 1999, grant options to any Director or full-time employee of the Company or its subsidiaries to subscribe for the Ordinary Shares. The 1999 Share Option Scheme was expired on 21 June 2002 and no share option had ever been granted under such scheme.

Subsequent to the amendment of Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in 2001, a new share option scheme was adopted by the Company on 6 December 2001 (the "2001 Share Option Scheme") which will be valid and effective for a period of ten years from the date of adoption. The Directors of the Company may, at their discretion, grant options to any Director (including Executive Directors and Independent Non-Executive Directors) or employee of the Company or a subsidiary to subscribe for the Ordinary Shares. The total number of Ordinary Shares which may be issued upon exercise of all share options to be granted under the 2001 Share Option Scheme and any other share option schemes must not in aggregate exceed 10% of the ordinary share capital of the Company in issue as at the date of approval of the 2001 Share Option Scheme. No share option had been granted under such scheme since its adoption and as at the date of approval of the accounts.

As at the date of the approval of the accounts, a total of 22,000,000 share options were outstanding and all of which were granted under the 1997 Share Option Scheme. The exercise in full of the outstanding options, would, under the present capital structure of the Company, result in the issue of 22,000,000 additional Ordinary Shares and cash proceeds to the Company of approximately HK$15,246,000, before the related share issue expenses.

The total number of Ordinary Shares available for issue under the 2001 Share Option Scheme is 183,996,800 which represents approximately 8.93% of the issued ordinary share capital of the Company.

23. Reserves

Group

	Share premium account	Capital redemption reserve	Special reserve	Exchange reserve	Investments revaluation reserve	Other reserves	Goodwill reserve	Retained profits/ (accumulated losses)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2000	4,770,803	1,054	272,737	4,238	-	-	(2,265,164)	27,442	2,811,110
Movement in fair value	-	-	-	-	(2,915)	-	-	-	(2,915)
Release upon impairment in value	-	-	-	-	2,915	-	-	-	2,915
Transfer of reserves	-	-	-	-	-	415	-	(415)	-
Net profit for the year	-	-	-	-	-	-	-	276,138	276,138
Dividend *(Note 8)*	-	-	-	-	-	-	-	(133,878)	(133,878)
At 30 June 2001	4,770,803	1,054	272,737	4,238	-	415	(2,265,164)	169,287	2,953,370
Retained by/(accumulated in):									
Company and subsidiaries	4,770,803	1,054	272,737	4,238	-	415	(2,265,164)	(37,443)	2,746,640
Jointly controlled entities	-	-	-	-	-	-	-	108,467	108,467
Associated companies	-	-	-	-	-	-	-	98,263	98,263
At 30 June 2001	4,770,803	1,054	272,737	4,238	-	415	(2,265,164)	169,287	2,953,370
At 1 July 2001	4,770,803	1,054	272,737	4,238	-	415	(2,265,164)	169,287	2,953,370
Movement in fair value	-	-	-	-	(5,774)	-	-	-	(5,774)
Release upon impairment in value	-	-	-	-	5,774	-	-	-	5,774
Transfer of reserves	-	-	-	-	-	2,795	-	(2,795)	-
Release upon disposal of subsidiaries and partial disposal of jointly controlled entities	-	-	-	(920)	-	-	270,722	-	269,802
Net profit for the year	-	-	-	-	-	-	-	143,945	143,945
Dividend *(Note 8)*	-	-	-	-	-	-	-	(175,077)	(175,077)
At 30 June 2002	4,770,803	1,054	272,737	3,318	-	3,210	(1,994,442)	135,360	3,192,040
Retained by/(accumulated in):									
Company and subsidiaries	4,770,803	1,054	272,737	3,318	-	522	(1,994,442)	(90,384)	2,963,608
Jointly controlled entities	-	-	-	-	-	2,688	-	63,467	66,155
Associated companies	-	-	-	-	-	-	-	162,277	162,277
At 30 June 2002	4,770,803	1,054	272,737	3,318	-	3,210	(1,994,442)	135,360	3,192,040

Other reserves principally comprise statutory reserves which are created in accordance with the terms of the joint venture agreements of subsidiaries and jointly controlled entities established in the PRC and are required to be retained in the accounts of these subsidiaries and jointly controlled entities for specific purposes.

Company

	Share premium account	Capital redemption reserve	Contributed surplus	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2000	4,770,803	1,054	237,299	67,025	5,076,181
Net profit for the year	–	–	–	98,437	98,437
Dividend *(Note 8)*	–	–	–	(133,878)	(133,878)
At 30 June 2001	4,770,803	1,054	237,299	31,584	5,040,740
At 1 July 2001	4,770,803	1,054	237,299	31,584	5,040,740
Net profit for the year	–	–	–	235,345	235,345
Dividend *(Note 8)*	–	–	–	(175,077)	(175,077)
At 30 June 2002	4,770,803	1,054	237,299	91,852	5,101,008

The contributed surplus of the Company represents the difference between the nominal value of the ordinary share capital issued by the Company and the consolidated net asset value of the subsidiaries acquired at the date of acquisition pursuant to the group reorganisation implemented in 1997. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its members out of contributed surplus in certain circumstances.

24. Minority interests

	2002	2001
	HK$'000	*HK$'000*
Equity interests	12,516	65,014
Loans from minority shareholders	12,489	147,143
	25,005	212,157

Loans from minority shareholders were unsecured, interest free and have no fixed terms of repayment except for an amount of HK$842,000 (2001: HK$842,000) which was repayable on 1 January 2002. The Group is currently arranging the extension of the date of repayment of this loan.

Minority interests as at 30 June 2001 included minority interests of HK$189,597,000 of former subsidiaries which were either disposed of or reclassified to jointly controlled entities during the year.

25. Notes to consolidated cash flow statement

(a) Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

	2002 *HK$'000*	2001 *HK$'000*
Operating loss	(209,727)	(49,642)
Interest income	(5,117)	(5,277)
Depreciation	38,935	43,558
Amortisation of goodwill	16	–
Loss on disposal of fixed assets	53	918
Impairment losses of		
– non-trading securities	5,774	2,915
– fixed assets	119,500	–
Net loss on disposal of subsidiaries and partial disposal of jointly controlled entities	68,285	–
Decrease/(increase) in debtors, deposits and prepayments	10,831	(5,476)
(Decrease)/increase in creditors and accruals	(13,398)	2,546
Increase in amount due to a minority shareholder of a subsidiary	7,598	8,467
Decrease in amount due from a jointly controlled entity	–	5
Net cash inflow/(outflow) from operating activities	22,750	(1,986)

(b) Analysis of changes in financing

	Share capital (including share premium) *HK$'000*	Other loan *HK$'000*	Bank loan *HK$'000*	Minority interests *HK$'000*
Balance at 1 July 2000	5,296,165	11,716	–	150,174
Cash outflow from financing	–	(10,144)	–	–
Land use right contributed by a minority shareholder of a subsidiary *(Note 25(f))*	–	–	–	72,349
Share of loss for the year	–	–	–	(10,366)
Balance at 30 June 2001	5,296,165	1,572	–	212,157
Balance at 1 July 2001	5,296,165	1,572	–	212,157
Cash (outflow)/inflow from financing	–	(1,572)	11,220	–
Purchase of additional equity interest in a subsidiary *(Note 25(e))*	–	–	–	(3,940)
Increase in loan from minority shareholder of a subsidiary *(Note 25(e))*	–	–	–	4,615
Disposal of a subsidiary *(Note 25(c))*	–	–	–	(810)
Deconsolidation of subsidiaries *(Note 25(d))*	–	–	(11,220)	(189,309)
Share of profit for the year	–	–	–	2,292
Balance at 30 June 2002	5,296,165	–	–	25,005

(c) Disposal of subsidiaries and partial disposal of jointly controlled entities

	2002 *HK$'000*	2001 *HK$'000*
Net assets disposed of		
Fixed assets	78,651	–
Share of net liabilities of jointly controlled entities	(2,678)	–
Debtors, deposits and prepayments	49,291	–
Amount due from a jointly controlled entity	64,312	–
Bank balances and cash	29,346	–
Creditors and accruals	(30,083)	–
Amount due to a minority shareholder of a subsidiary	(130,380)	–
Minority interests	(810)	–
Goodwill reserve	270,722	–
Exchange reserves	(920)	–
	327,451	–
Net loss on disposal	(68,285)	–
	259,166	–
Satisfied by:		
Cash received	259,166	–
Net cash inflow arising from disposal of a subsidiary:		
Cash received	259,166	–
Bank balances and cash disposed of	(29,346)	–
	229,820	–

The subsidiaries disposed of and jointly controlled entities partially disposed of during the year contributed HK$20,313,000 to the Group's net operating cash flows and utilised HK$4,578,000 for investing activities.

(d) Deconsolidation of subsidiaries

	2002 *HK$'000*	2001 *HK$'000*
Net assets deconsolidated		
Fixed assets	694,816	–
Debtors, deposits and prepayments	24,094	–
Bank balances and cash	81,186	–
Creditors and accruals	(12,170)	–
Bank loan	(11,220)	–
Minority interests	(189,309)	–
	587,397	–
Represented by:		
Share of net assets of jointly controlled entities	262,560	–
Loans to jointly controlled entities	295,793	–
Amount due from a jointly controlled entity	29,044	–
	587,397	–
Net cash outflow arising on deconsolidation of subsidiaries		
Bank balances and cash deconsolidated	(81,186)	–

The deconsolidated subsidiaries which were reclassified to jointly controlled entities as at 30 June 2002 contributed HK$39,255,000 to the Group's net operating cash flows, utilised HK$12,899,000 for investing activities and contributed HK$9,648,000 for financing.

(e) Purchase of additional equity interest in a subsidiary

	2002	**2001**
	HK$'000	*HK$'000*
Share of net assets acquired	3,940	–
Goodwill	675	–
	4,615	–
Satisfied by:		
Increase in loan from minority shareholder of the subsidiary	4,615	–

During the year, the Group acquired an additional 20% equity interest in Huisu from its minority shareholder at a consideration of approximately HK$4,615,000 (Note 13(b)(ii)). The consideration was paid by the Group to the minority shareholder and the minority shareholder in return advanced the same amount to Huisu.

(f) Major non-cash transaction

Land use right of HK$72,349,000 was contributed by a minority shareholder of a subsidiary in the form of shareholder's loan to the subsidiary in the last year.

26. Related party transactions

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the Group's business.

		2002	**2001**
	Note	*HK$'000*	*HK$'000*
Rental and other related expenses paid to a fellow subsidiary	*(a)*	2,115	2,736
Rental charged by a minority shareholder of a former subsidiary	*(b)*	4,199	8,062
Interest charged by a minority shareholder of a former subsidiary	*(c)*	2,708	4,130
Reimbursement of payroll expense to an intermediate holding company	*(d)*	3,493	3,749

Notes:

(a) A subsidiary of the Group entered into a lease agreement with a fellow subsidiary, New World Tower Company Limited, a subsidiary of the ultimate holding company, to lease office space for a period of 3 years commencing on 19 June 1998 at a monthly rental of HK$206,640, exclusive of rates, management fees and air conditioning charges. The lease agreement was renewed on 12 June 2001 for a period of 3 years commencing with effect from 19 June 2001 at a monthly rental of HK$147,600, exclusive of rates, management fees and air conditioning charges.

(b) The rental expense represented the leasing of land and buildings and port facilities from a minority shareholder of a subsidiary which was disposed of during the year. The rental charge was based on an agreement entered into between the minority shareholder and the former subsidiary of the Company.

(c) The interest was charged on the amount due to a minority shareholder of a former subsidiary at the prevailing bank borrowing rate in the PRC (Note 20).

(d) The Company has agreed to reimburse New World Infrastructure Limited ("NWI"), the Company's intermediate holding company, the payroll of certain of its employees who are responsible, on a full-time basis, for the administration of the port projects acquired by the Group from NWI. As these employees remain under the employment of NWI, the Company has reimbursed NWI their payroll on a cost basis. The reimbursement of payroll expenses to NWI has been included in the staff costs.

(e) The Group has amounts due from non-wholly owned subsidiaries which are unsecured, interest free and have no fixed terms of repayment. The balances as at 30 June 2002 and 2001 were as follows:

	2002	2001
	HK$'000	*HK$'000*
Nanjing Huining Wharfs Co., Ltd.*	–	20,270
Suzhou Huisu International Container Freight Wharfs Co., Ltd.	12,181	12,239
Xiamen Xiang Yu Quay Co., Ltd.*	–	197,391
Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd.*	–	121,097
Xiamen Xinyuan Container Terminal Co., Ltd.	1,970	1,970

* *These companies were either disposed of or reclassified to jointly controlled entities during the year.*

(f) A corporate guarantee has been given by NWI in favour of certain banks for banking facilities granted to ACT to the extent of approximately HK$891 million as at 30 June 2002 (2001: HK$990 million), in proportion to the Group's interest in ACT. The proportionate amount utilised against such facilities at 30 June 2002 which was secured by the guarantee amounted to approximately HK$193 million (2001: HK$89 million).

CSXWTHK has agreed to counter-indemnify NWI the corporate guarantee of approximately HK$527 million, as included above, given in relation to ACT pursuant to the Subscription Agreement (Note 13(b)(i)).

(g) During the prior period, two wholly owned subsidiaries of the Company executed corporate guarantees in favour of a finance company in respect of an equipment loan facility granted to Xiamen Xiang Yu Quay Co., Ltd., a then subsidiary of the Group. The outstanding loan balance as at 30 June 2001 was HK$1,572,000 (Note 21). The loan was fully repaid in July 2001 and the corporate guarantees were released since then.

27. Litigations

In prior years, the Group had certain transactions with a former director and certain former related companies as set out in the "Connected Transactions" announcement of the Company dated 4 May 1998 and the "Connected Transactions" circular of the Company dated 10 June 1998. In connection with the transactions, an aggregate amount of approximately HK$117,527,000 as at 30 June 2002 (2001: HK$111,753,000) and incidental costs were claimed against the former director and/or the former related companies. The claims were fully provided for as at 30 June 2002 and 2001.

As disclosed in note 17 to the accounts, the Group has also initiated legal proceedings against the former Director for the recovery of the total amount paid for the non-trading securities purchased and/or the shortfall in the market value thereof.

As at the date of approval of the accounts, the legal proceedings against the former director and the former related companies in respect of the above-mentioned claims were still underway. The Group will continue with the legal proceedings and will consider taking other means to recover the amounts.

28. Contingent liabilities

Prior to the acquisition of port and port-related investments acquired from NWI, New World Development Company Limited ("NWD"), the holding company of NWI, and/or NWI have assumed certain contingent liabilities to third parties with respect to certain subsidiaries and jointly controlled entities of the investing subsidiaries which hold the investments (the "Obligations"), including inter alia, the guarantees as detailed in notes 26(f) and 29(e) respectively, to the accounts. Pursuant to the sale and purchase agreement of the acquisition, the Company has agreed to counter-indemnify NWD and/or NWI and/or Lotsgain Limited, a wholly owned subsidiary of NWI, in the event that they are required to make any payments under the Obligations.

As mentioned in note 13(b)(i), such contingent liabilities has been reduced as a result of the counter-indemnity by CSXWTHK pursuant to the Subscription Agreement.

29. Commitments

At 30 June 2002, the Company did not have any significant commitments (2001: HK$Nil).

At 30 June 2002, the Group had the following outstanding commitments:

(a) The Group's capital commitments for the acquisition of port facilities and terminal equipment are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Contracted but not provided for	979	3,732
Authorised but not contracted for	125,127	205,740
	126,106	209,472

Capital commitments as at 30 June 2001 included capital commitments of HK$80,222,000 of former subsidiaries which were either disposed of or reclassified to jointly controlled entities during the year.

(b) The Group's contracted commitments in respect of capital or loan contributions to PRC subsidiaries amounted to approximately HK$56,084,000 (2001: HK$56,084,000).

(c) The Group's total future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Not later than one year	2,010	10,376
Later than one year but not later than five years	1,963	37,484
Later than five years	–	108,528
	3,973	156,388

The total future aggregate minimum lease payments under non-cancellable operating leases as at 30 June 2001 included commitments of HK$150,520,000 of a former subsidiary which was disposed of during the year.

(d) Details of the Group's share of capital commitments of jointly controlled entities not included above are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Contracted but not provided for	194,527	531,382
Authorised but not contracted for	129,435	139,365
	323,962	670,747

The above commitments include an amount of approximately HK$261 million (2001: HK$639 million), representing the Group's share of capital commitments of ACT (including its share of development costs of CT9 and the related berth swap arrangement).

The above commitments include an amount of approximately HK$43.8 million (2001: not applicable), representing the Group's share of capital commitments of Xiamen Xiang Yu Quay Co., Ltd, Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd and Xiamen Xiangyu Free Port Developing Co., Ltd, the new merged entity, as set out in note 15(e)(iii).

(e) A subsidiary and certain jointly controlled entities are parties to agreements with third parties in respect of the joint development of CT9, the related berth swap arrangement and the financing/funding therefor. The Group's attributable share of such capital commitments as at 30 June 2002 has been disclosed in note (d) above. In the event of default of any of the third parties, the subsidiary and the jointly controlled entities will be required to provide additional funds for the project. NWI has given guarantees in respect of these obligations of the subsidiary and the jointly controlled entities to provide additional funds. Were NWI required to perform its obligations under the guarantees for the development of CT9 and the financing/funding therefor, the maximum amount of the additional liabilities assumed, in addition to the Group's share of the capital commitments of CT9 as included in note (d) above, is approximately HK$1,482 million (2001: HK$1,482 million) out of which approximately HK$876 million has been counter-indemnified by CSXWTHK pursuant to the Subscription Agreement.

30. Post balance sheet events

On 18 October 2002, the Board of Directors of the Company resolved to implement a Group reorganisation whereby the Group would purchase the entire issued share capital of New World Services Limited, a subsidiary of NWD, and the investments in road, bridge, water treatment and power plant projects of NWI. The purchase considerations would be settled by a mixture of cash, issue of Ordinary Shares and undertaking of liabilities. Pursuant to the Group reorganisation, 3,193,654,306 Preference Shares in issue would be converted into fully paid Ordinary Shares.

31. Ultimate holding company

The directors regard New World Development Company Limited, a company incorporated and listed in Hong Kong, as being the ultimate holding company.

32. Approval of the accounts

The accounts were approved by the board of directors on 18 October 2002.

2. INDEBTEDNESS

Borrowings

At the close of business on 30 September 2002, being the latest practicable date for the purpose of this statement of indebtedness prior to the printing of this Circular, the PPC Group had outstanding borrowings of approximately HK$92 million comprising an unsecured loan from a jointly controlled entity of HK$80 million and unsecured loans from minority shareholders of HK$12 million.

Contingent liabilities

A corporate guarantee has been given by NWI in favour of certain banking facilities granted to a jointly controlled entity of the PPC Group to the extent of approximately HK$891 million as at 30 September 2002 in proportion to the PPC Group's interest in the jointly controlled entity. The proportionate amount utilised against such facilities at 30 September 2002 which was secured by the guarantee amounted to approximately HK$206 million. An associated company of the PPC Group has agreed to counter-indemnify NWI in respect of the corporate guarantee of approximately HK$527 million.

NWI has also given guarantees in respect of the obligations to provide additional funds for the development of CT9, the related berth swap arrangement and the financing/funding therefor of a subsidiary and certain jointly controlled entities. In the event that NWI is required to perform its obligations under the guarantees for the development of CT9 and the financing/funding therefor, the maximum amount of the additional liabilities assumed, in addition to the PPC's Group share of the capital commitments of CT9, will be approximately HK$1,482 million, out of which approximately HK$876 million has been counter-indemnified by the associated company of the PPC Group.

PPC has agreed to counter-indemnify the corporate guarantee and the guarantees in respect of the funding/financing obligations provided by NWI as mentioned above.

Disclaimer

Save as aforesaid and apart from intra-group liabilities, the PPC Group did not have outstanding at the close of business on 30 September 2002 any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments or guarantees or other material contingent liabilities.

The directors of PPC have confirmed that, save as disclosed above, there has not been any material change in the indebtedness or contingent liabilities of the PPC Group since 30 September 2002.

1. PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED PPC GROUP

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net tangible assets of the PPC Group as at 30 June 2002, adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

	HK$'000
Audited consolidated net assets of the PPC Group as at 30 June 2002	3,717,402
Less: Goodwill *(Note 1)*	(35,551)
Audited consolidated net tangible assets of the PPC Group as at 30 June 2002	3,681,851
Add: Value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions *(Note 2)*	21,140,385
Less: Goodwill on acquisitions *(Note 3)*	(6,534,480)
Payment for Cash Consideration and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan *(Note 2(i))*	(9,431,411)
Goodwill/negative goodwill of NWS *(Note 4)*	56,043
Estimated expenses relating to the Acquisitions	(23,000)
Pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion	8,889,388
Audited consolidated net tangible asset value per PPC Share as at 30 June 2002 *(Note 5)*	HK$1.79
Audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June 2002 *(Note 6)*	HK$0.70
Pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion *(Note 7)*	HK$0.50

Notes:

1. This includes goodwill on acquisitions of subsidiaries of HK$659,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,892,000 (as included under associated companies).

2. The value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions represents the aggregate cost of Acquisitions which includes the following:

   (i) Consideration of HK$10,227,000,000 comprising Cash Consideration of HK$8,545,000,000, undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 and approximately 853 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share for the Infrastructure Assets Acquisition; and

   (ii) Consideration of HK$10,913,385,000 for the Services Assets Acquisition which is to be satisfied by approximately 11,701 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share.

   For the purposes of the preparation of these Pro Forma Statements, the Issue Price of approximately HK$0.9327 per PPC Share has been used to determine the fair value of the PPC Shares to be issued as part of the cost of Acquisitions. Upon Completion, the Acquisitions would be accounted for in accordance with Statement of Standard Accounting Practice 30 "Business combinations" issued by the Hong Kong Society of Accountants.

3. The goodwill represents the excess of the cost of acquisition of 100% equity interest of NWS of HK$10,913,385,000 over the unaudited adjusted consolidated net asset value of NWS of HK$4,378,905,000. The unaudited adjusted consolidated net asset value of NWS is calculated based on the audited consolidated net asset value of NWS as at 30 June 2002 of HK$4,468,520,000 as adjusted for the payment of cash dividend by NWS of HK$89,615,000 before Completion.

4. This represents goodwill/negative goodwill on acquisitions of associated companies as included under associated companies of the audited consolidated financial statements of NWS as at 30 June 2002.

5. The audited consolidated net tangible asset value per PPC Share as at 30 June 2002 is calculated based on 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date.

6. The audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

7. The pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the Acquisitions and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

2. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE ENLARGED PPC GROUP

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net assets of PPC as at 30 June 2002 (as set out in Part 1 of Appendix II to this Circular), audited consolidated net assets of NWS as at 30 June 2002 (as set out in Part 2 of Appendix I to this Circular) and audited pro forma combined net assets of the Sale Group Companies and Tangjin Highway Companies as at 30 June 2002 (as set out in Part 1 of Appendix I to this Circular), adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

	The PPC Group	The NWS Group	Infrastructure Assets	Infrastructure Assets Acquisition				Services Assets Acquisition		Other adjustments		The Enlarged PPC Group
				Adjustments	Note	Adjustments	Note	Adjustments	Note	Adjustments	Note	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*		*HK$'000*		*HK$'000*		*HK$'000*		*HK$'000*
Non-current assets												
Goodwill	659	-	-					6,534,480	3			6,535,139
Fixed assets	272,189	4,188,664	5,657,627			(32,724)	2(iv)					10,085,756
Jointly controlled entities	2,078,102	279,454	6,561,543			1,235,562	2(iv)					10,154,661
Associated companies	992,612	1,114,049	-									2,106,661
Related companies	-	228,061	-									228,061
Amount due from the NWI Group	-	-	351,546			(351,546)	2(ii)					-
Total non-current assets	3,343,562	5,810,228	12,570,716									29,110,278
Bank balances and cash	349,331	2,639,254	352,182	7,600,000	1	(8,545,000)	2(i)	(89,615)	3	(55,018)	4	2,251,134
Other current assets	124,228	5,413,376	296,726									5,834,330
Total assets	3,817,121	13,862,858	13,219,624									37,195,742
Current liabilities												
Amount due to NWI	-	-	-			(96,260)	2(iii)					(96,260)
Dividend payable	(55,018)	-	-							55,018	4	-
Bank loans and overdrafts	-	(823,567)	-	(7,000,000)	1							(7,823,567)
Current portion of long-term liabilities	-	(349,972)	(2,336)									(352,308)
Other current liabilities	(19,696)	(6,580,906)	(768,369)							(23,000)	5	(7,391,971)
Total current liabilities	(74,714)	(7,754,445)	(770,705)									(15,664,106)
Non-current liabilities												
Long-term liabilities	-	(1,577,751)	(1,153,479)	(600,000)	1							(3,331,230)
Amount due to NWI	-	-	-			(790,151)	2(iii)					(790,151)
Amounts due to the NWI Group	-	-	(7,253,623)			7,253,623	2(ii)					-
Other non-current liabilities	-	(49,787)	(243,860)									(293,647)
Total liabilities	(74,714)	(9,381,983)	(9,421,667)									(20,079,134)
Minority interests	(25,005)	(12,355)	(1,675,872)									(1,713,232)
Net assets	3,717,402	4,468,520	2,122,085									15,403,376

Notes:

Adjustments in respect of the Infrastructure Assets Acquisition:

1. This represents HK$7,000,000,000 one-year short-term bank loans and HK$600,000,000 long-term bank loans to be drawn down by the Enlarged PPC Group to finance part of the Cash Consideration.

2. These adjustments include the following:

   (i) the payment of Cash Consideration of HK$8,545,000,000 to NWI;

   (ii) the elimination of the net amounts due to the NWI Group of HK$6,902,077,000 as at 30 June 2002 to be assigned from the NWI Group;

   (iii) the recognition of obligations under the undertaking given by the Enlarged PPC Group for the repayment of the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000, of which HK$96,260,000 due within one year is included in current liabilities and HK$790,151,000 due after one year is included in non-current liabilities; and

   (iv) the adjustments to the carrying values of the Infrastructure Assets to their respective fair values with reference to the valuation on the Infrastructure Assets as at 30 June 2002 prepared by Sallmanns.

Adjustments in respect of the Services Assets Acquisition:

3. These represent goodwill on acquisition and the payment of cash dividend by NWS, details of which are set out in Part I note 3 of this appendix above.

Other adjustments:

4. This represents the payment of Preference Shares dividend of HK$55,018,000.

5. This represents estimated expenses relating to the Acquisitions.

3. UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE 2002

The unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June 2002 as set out below is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated profit and loss accounts of PPC and NWS and audited pro forma combined profit and loss account of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June 2002.

	The PPC Group *HK$'000*	The NWS Group *HK$'000*	Infrastructure Assets *HK$'000*	The Enlarged PPC Group *HK$'000*
Turnover	125,057	11,666,265	617,210	12,408,532
Operating (loss)/profit	(209,727)	1,059,260	255,806	1,105,339
Finance costs	(2,930)	(82,288)	(114,208)	(199,426)
Share of results of				
Jointly controlled entities	165,349	93,440	579,550	838,339
Associated companies	260,707	55,558	–	316,265
Profit before taxation	213,399	1,125,970	721,148	2,060,517
Taxation	(67,162)	(193,142)	(72,118)	(332,422)
Profit after taxation	146,237	932,828	649,030	1,728,095
Minority interests	(2,292)	(84,091)	(4,985)	(91,368)
Profit attributable to shareholders	143,945	848,737	644,045	1,636,727

Notes:

1. The unaudited pro forma combined profit and loss account of the Enlarged PPC Group is provided for information only and does not take into account the financial effect of the following expenses/charges to be incurred/recognised in the profit and loss account of the Enlarged PPC Group after the Reorganisation:

   (i) annual amortisation charge of goodwill on the Services Assets Acquisition of approximately HK$326,724,000 which is calculated based on the goodwill on the Services Assets Acquisition of HK$6,534,480,000 and to be amortised over its estimated useful life of 20 years;

   (ii) annual interest expense and other incidental borrowing costs of approximately HK$293,848,000 on the HK$7,600,000,000 new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group;

   (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5,102,000 and HK$81,135,000 respectively as a result of the adjustments to the carrying values of the Infrastructure Assets as detailed in Part 2 note 2(iv) above; and

(iv) annual corporate expenses of approximately HK$76,000,000 to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets.

2. Below is a summary of selected unaudited segment information of the Enlarged PPC Group for the year ended 30 June 2002 which is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the financial information as extracted from the audited consolidated financial statements of PPC and NWS and audited pro forma combined financial information of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June 2002.

	Facilities services	Contracting and engineering services	Tran-sportation services	Energy and water treatment	Toll roads and bridges	Port related business	Others	Elimination	The Enlarged PPC Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
External sales	1,838,189	8,134,148	1,650,131	42,171	575,039	125,057	43,797	–	12,408,532
Inter-segmental sales	190,407	944,421	–	–	–	–	13,671	(1,148,499)	–
Total turnover	2,028,596	9,078,569	1,650,131	42,171	575,039	125,057	57,468	(1,148,499)	12,408,532
Segment results	340,158	411,914	214,117	26,306	229,500	6,325	68,397	–	1,296,717
Share of results of									
Jointly controlled entities	21,189	73,749	–	400,645	178,905	165,349	(1,498)	–	838,339
Associated companies	(703)	35,894	4,681	–	–	260,707	15,686	–	316,265
Capital expenditure	119,624	143,637	383,711	–	6,195	24,153	42,629	–	719,949
Depreciation	34,254	104,236	210,135	–	212,617	38,935	5,791	–	605,968
Amortisation charge	–	–	1,377	16,323	1,534	16	(17,109)	–	2,141

4. UNAUDITED PRO FORMA COMBINED CASH FLOW STATEMENT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE 2002

The unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June 2002 is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated cash flow statements of PPC and NWS and audited pro forma combined cash flow statement of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June 2002.

	The PPC Group	The NWS Group	Infrastructure Assets	The Enlarged PPC Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Net cash inflow from operating activities	22,750	1,328,197	391,386	1,742,333
Returns on investments and servicing of finance				
Interest received	5,117	77,802	194,077	276,996
Interest paid	(222)	(81,938)	(54,082)	(136,242)
Interest element of finance lease rental payments	–	(350)	–	(350)
Dividends received from jointly controlled entities	184,450	46,455	477,717	708,622
Dividends received from associated companies	155,498	27,198	–	182,696
Dividends paid	(175,077)	(433,333)	(550,000)	(1,158,410)
Dividends paid to minority interest	–	(88,920)	–	(88,920)
Net cash inflow/(outflow) from returns on investments and servicing of finance	169,766	(453,086)	67,712	(215,608)
Taxation				
Hong Kong profits tax paid	–	(83,861)	–	(83,861)
Overseas tax paid	(117)	(2,940)	(18,858)	(21,915)
Total taxation paid	(117)	(86,801)	(18,858)	(105,776)

	The PPC Group HK$'000	The NWS Group HK$'000	Infrastructure Assets HK$'000	The Enlarged PPC Group HK$'000
Investing activities				
Deposits for and purchase of fixed assets	(24,153)	(689,601)	(4,191)	(717,945)
(Increase)/decrease in loans to associated companies and jointly controlled entities	(10,953)	34,135	–	23,182
Decrease in amounts due from jointly controlled entities	–	–	462,338	462,338
Increase in investments in jointly controlled entities and associated companies	–	(209,301)	–	(209,301)
Increase in short-term deposits maturing after three months	–	–	(150,000)	(150,000)
Uplift of short-term deposits maturing after three months	–	–	131,339	131,339
Deconsolidation of subsidiaries	(81,186)	–	–	(81,186)
Disposal of subsidiaries and partial disposal of jointly controlled entities	229,820	–	–	229,820
Purchase of subsidiaries	–	(13,851)	–	(13,851)
Acquisition of additional interests in subsidiary companies	–	(3,404)	–	(3,404)
Acquisition of an associated company	(128,745)	–	–	(128,745)
Sale of fixed assets	532	19,230	490	20,252
Net cash (outflow)/inflow from investing activities	(14,685)	(862,792)	439,976	(437,501)
Net cash inflow/(outflow) before financing	177,714	(74,482)	880,216	983,448
Financing				
Decrease in amounts due to the NWI Group	–	–	(981,193)	(981,193)
Capital elements of finance leases	–	(1,964)	–	(1,964)
Contributions from minority interests	–	66	–	66
New long-term bank and other loans	11,220	1,187,946	129,230	1,328,396
Repayment of long-term bank and other loans	(1,572)	(337,366)	–	(338,938)
Net cash inflow/(outflow) from financing	9,648	848,682	(851,963)	6,367
Increase in cash and cash equivalents	187,362	774,200	28,253	989,815
Cash and cash equivalents at beginning of year	161,969	1,041,487	173,929	1,377,385
Cash and cash equivalents at end of year	349,331	1,815,687	202,182	2,367,200

5. INDEBTEDNESS

Borrowings

At the close of business on 30 September 2002, being the latest practicable date for the purpose of this statement of indebtedness prior to the printing of this Circular, the Enlarged PPC Group had outstanding borrowings of approximately HK$4,522 million comprising bank loans of HK$3,353 million, unsecured loans from minority shareholders of approximately HK$1,029 million, an unsecured loan from a jointly controlled entity of approximately HK$80 million and other unsecured loans of approximately HK$60 million.

Bank loans of approximately HK$280 million and HK$136 million were secured by the Enlarged PPC Group's bank balances and toll collection rights of certain toll roads held by the Enlarged PPC Group respectively.

Contingent liabilities

At the close of business on 30 September 2002, the Enlarged PPC Group had contingent liabilities relating to guarantees of approximately HK$1,446 million in respect of bank loan facilities extended to certain associated companies and jointly controlled entities.

At the close of business on 30 September 2002, the Enlarged PPC Group has issued a guarantee to the extent of approximately HK$9 million in favour of an insurance company in respect of an indemnity agreement entered into between the insurance company and the Enlarged PPC Group. Pursuant to the indemnity agreement, the Enlarged PPC Group would, in return for a fee payable by that insurance company, indemnify the insurance company for any claims under the insurance policy taken out by the Enlarged PPC Group to an extent of HK$5 million in any one event, subject to a maximum liability of HK$25 million in aggregate in any one year.

A corporate guarantee has been given by NWI in favour of certain banking facilities granted to a jointly controlled entity of the Enlarged PPC Group to the extent of approximately HK$891 million as at 30 September 2002 in proportion to the Enlarged PPC Group's interest in the jointly controlled entity. The proportionate amount utilised against such facilities at 30 September 2002 which was secured by the guarantee amounted to approximately HK$206 million. An associated company of the Enlarged PPC Group has agreed to counter-indemnify NWI in respect of the corporate guarantee of approximately HK$527 million.

NWI has also given guarantees in respect of the obligations to provide additional funds for the development of CT9, the related berth swap arrangement and the financing/funding therefor of a subsidiary and certain jointly controlled entities. In the event that NWI is required to perform its obligations under the guarantees for the development of CT9 and the financing/funding therefor, the maximum amount of the additional liabilities assumed, in addition to the Enlarged PPC Group's share of the capital commitments of CT9, will be approximately HK$1,482 million, out of which approximately HK$876 million has been counter-indemnified by the associated company of the Enlarged PPC Group.

The Enlarged PPC Group has agreed to counter-indemnify the corporate guarantee and the guarantees in respect of the funding/financing obligations provided by NWI as mentioned above.

Disclaimer

Save as aforesaid and apart from intra-group liabilities, the Enlarged PPC Group did not have outstanding at the close of business on 30 September 2002 any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments or guarantees or other material contingent liabilities.

The directors of PPC have confirmed that, save as disclosed above, there has not been any material change in the indebtedness or contingent liabilities of the Enlarged PPC Group since 30 September 2002.

6. WORKING CAPITAL

The directors of PPC are of the opinion that, based on the expected cash flows and the external financing to be raised in respect of the Cash Consideration, the Enlarged PPC Group will have sufficient working capital for its present requirements in the absence of unforeseen circumstances.

The following is the text of a letter summarising the principal conclusions of a valuation of the Infrastructure Assets as at 30 June 2002 prepared for the purposes of inclusion in this circular, received from Sallmanns, an independent professional valuer.

Sallmanns 西門

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

15/F Trinity House
166-171 Wanchai Road
Wanchai
Hong Kong

18 November, 2002

The Board of Directors
New World Infrastructure Limited
9/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Development Company Limited
30/F, New World Tower 1
18 Queen's Road Central
Hong Kong

The Board of Directors
Pacific Ports Company Limited
21/F, New World Tower 2
18 Queen's Road Central
Hong Kong

Dear Sirs,

In accordance with NWI's instructions, we have undertaken a valuation to determine the market value of (1) a 50% equity interest in Sino-French Holdings (Hong Kong) Limited ("Sino-French Holdings") and its subsidiaries (together, the "Sino-French Group"), and New World Infrastructure Limited's ("NWI") equity interest in 4 power plants in the PRC (the "PRC Power Projects") (together with the Sino-French Group, the "Power and Water Projects") and (2) NWI's equity interest in 36 toll roads, bridges and tunnels in the PRC and Hong Kong (altogether named the "Roads and Bridges Projects") as at 30 June, 2002 (the "Valuation Date"). This letter summarises the principal conclusions stated in our valuation report dated 18 November, 2002.

We understand that the valuation will be used for sales and acquisition reference purposes.

Our valuation was carried out on a market value basis. Market value is defined as *"the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion"*.

Power and Water Projects

NWI, through Sino-French Group and other indirectly held joint-venture companies, operates a water plant in Macau, 15 water plants and a micro-filtration equipment company in the PRC, 1 power plant in Macau and 4 power plants in the PRC.

Sino-French Group

Sino-French Holdings, incorporated in Hong Kong on 14 May 1985, is an investment holding company with no operating activity and its principal assets are 90%, 85% and 100% equity interests in Sino-French Energy Development Company Limited ("Sino-French Energy Development"), Sociedade de Abastecimento de Aguas Macau S.A.R.L. ("SAAM") and Sino French Water Development Company Limited ("Sino French Water Development") respectively.

Sino-French Energy Development owns 45% interest in Companhia de Electricidade de Macau – CEM, S.A. ("CEM"), a power plant in Macau. SAAM is a water supply company located in Macau. Sino French Water Development is an investment holding company which holds equity interests in various water plant investment companies. The Sino-French Group, through Sino French Water Development, indirectly owns equity interests in 14 water plants and a micro-filtration equipment company in the PRC. The Sino-French Group also owns approximately 8.64% equity interest in Shenyang Public Utility Holding Company Limited ("SPU"), a public listed company in Hong Kong and the PRC.

PRC Power Projects

The Power and Water Projects also include the PRC Power Projects. NWI has set up separate joint-venture companies (the "Power JV Companies") to construct, manage and operate the PRC Power Projects. The PRC Power Projects comprise 4 power plants in the PRC, which include 3 power plants in Guangdong Province and 1 power plant in Sichuan Province.

Roads and Bridges Projects

NWI has set up separate joint-venture companies (the "Road JV Companies") to construct, manage and operate the Roads and Bridges Projects. The operations of the project companies, except the Tate's Cairn Tunnel which is in Hong Kong, are in the PRC. In particular, there are 32 toll roads (of which Beijing-Zhuhai Expressway comprises sections I and II and Hui-Ao Roadway comprises the Hui-Ao section and the Hui-Dan section), 3 bridges and 1 tunnel. In terms of geographical location, there are 20 toll roads and 2 bridges in Guangdong Province, 6 toll roads in Guangxi Province, 4 toll roads in Shanxi Province, 1 expressway and 1 bridge in Tianjin Municipality, 1 expressway in Wuhan City and 1 tunnel in Hong Kong.

In arriving at our assessed value, we have considered three generally accepted approaches. They are market approach, cost approach and income approach. In this valuation, the market approach is not appropriate as there are insufficient comparable transactions from which to form an opinion of value. The cost approach is not appropriate as it ignores the economic benefits of ownership of the business. We have therefore relied solely on the income approach in determining our opinion of value.

We are of opinion that the income approach is the most appropriate in the present circumstances. In using the income approach, we believe that the discounted cash flow method best reflects the current situation.

The valuation of the Power and Water Projects and the Roads and Bridges Projects requires consideration of all pertinent factors affecting the operation of the respective operational areas and the respective projects' ability to generate future investment returns. The factors considered in this valuation included, but were not limited to, the following:

- the operating condition of the project companies in the Power and Water Projects and the Roads and Bridges Projects;
- the economic outlook in general and the specific economic environment related to the business;
- past and projected operating results of the project companies in the Power and Water Projects and the Roads and Bridges Projects;
- the potential of the business and industry outlook;
- comparative advantages and disadvantages of the business and industry;
- market-derived investment returns of entities engaged in similar lines of business; and
- the financial and operational risk of the business including the continuity of income and the projected future results.

In determining the value of the Power and Water Projects, and the Roads and Bridges Projects, we have made the following key assumptions:

- we have assumed that the projected business can be achieved with the effort of the project companies' management;
- as advised by NWI, all distributable cash flow generated by the Sino-French Group for year 2002 will be considered for the valuation of the Power and Water Projects, notwithstanding the fact that the valuation date is 30 June, 2002;
- in order to realize the growth potential of the business and maintain a competitive edge, additional manpower, equipment and facilities are necessary to be employed. For the valuation exercise, we have assumed that proposed facilities and systems are sufficient for future expansion;
- we have assumed that there will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of the Sino-French Group, the Power JV Companies and the Road JV Companies;
- natural weather can have an impact on toll roads, including flooding and other types of inclement weather. We have assumed that no extended closure will occur; and
- we have also assumed the accuracy of the financial and operational information provided to us by NWI and relied to a considerable extent on such information in arriving at our opinion of value.

In determining the discount rate for the operations adopted in the valuation, we have taken into account a number of factors including the current market condition and the underlying risk inherent in the business, such as uncertainty risk, liquidity risk, etc. The discount rates adopted in the valuation of the Power and Water Projects, and the Roads and Bridges Projects are as follows:

Power and Water Projects
Discount rate for the operations of CEM and SAAM is 10.68% while the discount rate for the operation of Sino French Water Development and the PRC Power Projects is 14.68%.

Roads and Bridges Projects
Discount rate for Roads and Bridges Projects is 14.84%.

We have applied these discount rates in the valuation of the Power and Water Projects, and the Roads and Bridges Projects and we believe that these discount rates are reasonable.

Please note that in aggregating the market values, we have not included the operating costs, loan repayments and other cash flow of the direct and indirect investment holding companies of the Roads and Bridges Projects and those 4 PRC power plants in the Power and Water Projects.

The conclusion of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Further, while the assumptions and consideration of such matters are considered by us to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Sino-French Group, the Power JV Companies, the Road JV Companies and Sallmanns (Far East) Limited.

Based on our investigation and analysis, it is our opinion that as at 30 June 2002, the aggregate market value of the Power and Water Projects was **HK$3,459 million (HONG KONG DOLLARS THREE BILLION FOUR HUNDRED AND FIFTY-NINE MILLION)**, the Roads and Bridges Projects was **HK$6,701 million (HONG KONG DOLLARS SIX BILLION SEVEN HUNDRED AND ONE MILLION)**, and the aggregate market value of the Power and Water Projects, and the Roads and Bridges Projects was reasonably stated by the amount of **HK$10,160 million (HONG KONG DOLLARS TEN BILLION ONE HUNDRED AND SIXTY MILLION ONLY)**.

	Aggregate Market Value
Power and Water Projects	HK$3,459 million
Roads and Bridges Projects	HK$6,701 million
Total Aggregate Market Value	HK$10,160 million

Yours faithfully,
For and on behalf of
Sallmanns (Far East) Limited

Paul L. Brown
BSc, FRICS FHKIS
Chief Executive

Vincent T. B. Chong
ACA FHKSA FTIHK
Managing Director

The following is the text of a letter summarising the principal conclusions of a valuation of the Services Assets as at 30 June 2002 prepared for the purposes of inclusion in this circular, received from American Appraisal, an independent professional valuer.

美國評值有限公司
American Appraisal Hongkong Limited

香港灣仔告士打道108號大新金融中心15樓 1506-10室
Rm 1506-10, 15/F., Dao Sing Financial Centre, 108 Gloucester Road, Wanchai, Hong Kong
Telephone 電話：(852) 2511 5200 Fascsimile 傳真：(852) 2511 9262
Website 網址：www.american-appraisal.com.hk

PRC Offices
Beijing:–
Unit 608, IBM Tower Pacific Century Place, 2A Gong Ti Bei Liu, Chaoyang District Beijing, China, PRC 100027
Tel : (86-10) 6539 1334, 6539 1335
Fax : (86-10) 6539 1336

Shanghai:–
39/F Plaza 66, 1266 Nan Jing Road West, Shanghai, China, PRC 200040
Tel : (86-21) 6288 1478/1474
Fax : (86-21) 6288 1475

Shenzhen:–
17A Block South Jing Yuan Building, Hou Hai Road, Shekou, Shenzhen China, PRC 518067
Tel/Fax : (86-755) 667 8717

International Offices
Africa
Austria
Canada
Czech Republic
Germany
Greece
Hungary
Italy
Japan
Mexico
Portugal
PR China
Russia
South America
Spain
Thailand
United Kingdom
United States

18 November, 2002

The Board of Directors
New World Services Limited
17/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Development Company Limited
30/F, New World Tower 1
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Infrastructure Limited
9/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
Pacific Ports Company Limited
21/F, New World Tower 2
18 Queen's Road Central
Hong Kong

Dear Sirs,

In accordance with your instructions, we have made an appraisal of the fair market value of the 100% equity interest in New World Services Limited ("NWS"), which includes the following business enterprises (the "Business Units"):

1. The Contracting Sub-division ("ConSD"), which includes 100% equity interest in NWS CON Holdings Ltd and its subsidiaries.

2. The E&M Engineering Sub-division ("E&MSD"), which includes 100% equity interest in NWS E&M Holdings Ltd. and its subsidiaries.

3. The Facility Management Sub-division ("FMSD"), which includes 100% equity interest in NWS FM Ltd and its subsidiaries.

4. The Property Management Sub-division ("PMSD"), which includes 100% equity interest in NWS P&M Ltd and its subsidiaries;

5. The Security Sub-division ("SecSD"), which includes 100% equity interest in NWS S&G Limited and its subsidiaries.

6. The Environmental & Consumer-related Sub-division ("EnvSD"), which includes 100% equity interest in NWS SER Ltd and its subsidiaries.

7. The Transport Division ("TranDiv"), which includes 100% equity interest in New World First Holdings Ltd and its subsidiaries.

8. The Financial Management and Investment Division ("FMIDiv"), which includes 100% equity interest in NWS Financial Management Services Ltd. and its subsidiaries.

This letter identifies the businesses appraised, describes the basis of valuation and assumptions, explains the valuation methodology utilized, and presents our conclusion of value.

The purpose of this appraisal is to express an independent opinion of the fair market value of the equity interest in the Business Units as at 30 June, 2002. It is our understanding that this appraisal is for asset injection into a listed company.

INTRODUCTION

Contracting Sub-division

ConSD provides a comprehensive range of construction and related services such as building construction, civil engineering, decoration and fitting-out works, construction management and building equipment and materials supply.

E&M Engineering Sub-division

E&MSD designs, provides and installs a wide range of building-related E&M engineering works including air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, and electrical systems.

Facility Management Sub-division

FMSD operates and manages the Hong Kong Convention and Exhibition Centre, the leading world-class fully-integrated convention and exhibition facility in Hong Kong and provides consultancy and advisory services in relation to design and operation of convention and exhibition facilities and related functions such as the setting up of media and broadcasting centres for major international functions, as well as restaurants and catering services.

Property Management Sub-division

PMSD provides services including building management, car park management and property agency in China.

Security Sub-division

SecSD provides security and guarding services and security alarm system installation and monitoring services.

Environment & Consumer-related Sub-division

EnvSD provides a diversified range of services, including building and office cleaning services, laundry services, landscaping, plant supply and pollution protection.

Transport Division

TranDiv provides various bus and ferry services.

Financial Management and Investment Division

FMIDiv primarily engaged in the insurance business and investment of listed securities.

BASIS OF VALUATION AND ASSUMPTIONS

We have appraised the Business Units on the basis of fair market value. Fair market value is defined as the estimated amount at which the business enterprise might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, and with the buyer and seller contemplating retention of the business at its present location for continuation of current operations unless the break-up of the business or the sale of its assets would yield greater investment returns.

The business enterprise is defined for this appraisal as the combination of all tangible assets (real property, machinery and equipment, and net working capital) and intangible assets of a continuing business. Alternatively, the business enterprise is equivalent to the invested capital of the business, that is, the combination of the value of the shareholders' equity and total debts.

Our investigation included discussions with the management of NWS in relation to the history, operations and prospects of the business and a review of the financial projections (the "Financial Projections") and business plan (the "B-plan") provided to us by the management of NWS, as well as a review of other relevant documents. We have assumed that the data we obtained in the due course of this valuation as well as the information, opinions and representation provided to us by NWS are true and accurate. Before arriving at our opinion of value, we have considered the following principal factors:

- the financial condition of the Business Units;
- the historical operating results and book value of the Business Units;
- the economic outlook in Hong Kong and the People's Republic of China ("PRC") in general and the specific economic and competitive elements affecting the Business Units' operation, their industries and their markets;
- the industries of the Business Units in Hong Kong and the PRC in general;
- the stage of development of the Business Units;

- the Financial Projections of the Business Units; and
- the business risks of the Business Units.

Due to the changing environment in which the Business Units are operating, a number of assumptions have to be established in order to sufficiently support our concluded value of the equity interest. The major assumptions adopted in this appraisal are:

- there will be no major changes in the existing political, legal and economic conditions in Hong Kong and the PRC in which the Business Units will carry on their businesses;
- there will be no major changes in the current taxation law in Hong Kong and the PRC in which the Business Units operate, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;
- exchange rates and interest rates will not differ materially from those presently prevailing;
- the availability of finance will not be a constraint on the forecast growth of the companies operation in accordance with the Financial Projections of the Business Units;
- the Financial Projections of the Business Units have been prepared on a reasonable basis, reflecting estimates which have been arrived at after due and careful consideration by the management of the Business Units;
- the Financial Projections provided by the Business Units management will materialize;
- the Business Units will retain and have competent management, key personnel, and technical staff to support their ongoing operation; and
- industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

VALUATION METHODOLOGY

Market Approach

One methodology employed in the Market Approach if the securities of the appraised company are publicly traded is the Direct Market Capitalisation Method. This method is based on observation of the market prices of the company's outstanding securities as of the appraisal date. The fair market value of the company is then arrived by summing up all these market values. In applying this method, a judgment has to be made on whether the efficient market hypothesis, which states that the market prices reflect all publicly available information regarding the value of securities, holds. Another judgment has to be made on whether the market prices of the publicly traded securities are supported by an adequate trading volume such that an indication of fair market values could be arrived.

Income Approach – Discounted Cash Flow Method

A discounted future returns method is normally used if the economic income from the company's future operations can be reasonably estimated and the company has a different short-term growth rate when compared to its stabilized growth rate.

The fair market value of the equity interest in the Business Units has been developed through the applications of the income approach known as the discounted cash flow method. In this method, the value depends on the present worth of future economic benefits to be derived from ownership of equity and debt. Thus, an indication of value is developed by discounting future free cash flows available for distribution to shareholders and for servicing debts to their present worth at market-derived rates of return appropriate for the risks and hazards of the companies. The fair market value of the equity interest equals to the sum of the present value of future free cash flows less total interest bearing debts.

A major requirement of the discounted cash flow approach is an earning forecast. The financial projections for the companies have been established for use. The basis for the forecasts is the ten-year projections, **from July 2002 to June 2012**, provided by the management of the companies. The fair market value of the Business Units was then calculated by adding the present values of the projected annual free cash flow ("FCF") covering the period projected in the Financial Projections and the terminal FCF value. The present values were derived by discounting the FCF by a discount rate that was appropriate for the risk of investing in the business. The forecast and its many associated assumptions largely rely upon our research findings and the representation of the companies' management.

The free cash flow in each of the projected years is derived by adjusting profit after taxation to the same year's non-cash expenses (including depreciation expenses and amortization expenses), financial charges of total debt (if any), including increments in net working capital and capital expenditures. The net present value of the future free cash flows is then discounted by a rate appropriate for the risks of the investment.

A discount rate is the expected rate of return (or yield) that an investor would have to give up by investing in the subject investment instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. When developing a discount rate to apply to the companies from operation, the discount rate is the weighted average cost of capital (WACC).

The costs of equity of the Business Units are developed using Capital Asset Pricing Model ("CAPM"). CAPM states that an investor requires excess returns to compensate for any risk that is correlated to the risk in the return from the stock market as a whole but requires no excess return for other risks. Risks that are correlated with the return from the stock market are referred to as systematic; other risks are referred to as non-systematic. Under CAPM, the appropriate rate of return is the sum of the risk-free return and the equity risk premium required by investors to compensate for the systematic risk assumed.

We have also taken into consideration company's specific risk and size in deriving the discount rate. Our analysis concluded that discount rates of the respective Business Units are as follows:

Business Units	**WACC**
Contracting	
ConSD	10%
E&MSD	10%
Property Management and Facility Management	
PMSD	10%
FMSD	9%
SecSD	14%
TranDiv	9%
Others	
EnvSD	9%
FMIDiv	15%
Consolidation adjustment	9.3%

CONCLUSION OF VALUE

Based upon the investigation and analysis outlined above and on the appraisal method employed, it is our opinion that as of 30 June, 2002, the fair market value of the equity interest in NWS is reasonably stated at the amount of HONG KONG DOLLAR ELEVEN BILLION AND THREE MILLION (HK$11,003,000,000). The detailed breakdown of the value is as follows:

	HK$(million)
ConSD and E&MSD	3,892
FMSD, PMSD and SecSD	3,656
TranDiv	3,980
Others	1,804
Less: Corporate Expenses	(688)
	12,644
Add: Excess Cash	1,051
Less: Debt	(2,692)
100% Equity Interest	11,003

This conclusion of value was based on generally accepted valuation procedures and practices that rely extensively on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained.

We have not investigated the title to or any liabilities against the property appraised.

We hereby certify that we have neither present nor prospective interests in NWS or the value reported.

Respectfully submitted,
For and on behalf of
AMERICAN APPRAISAL HONGKONG LIMITED
James Kwok
Vice President

The following is a text of a letter summarising the principal conclusions of a valuation of PPC as at 30 June 2002 prepared for the purposes of inclusion in this circular, received from Chesterton Petty Limited, an independent professional valuer.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16th Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Tel 2840 1177
Fax 2840 0600

18 November, 2002

The Board of Directors
New World Development Company Limited
30/F, New World Tower 1
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Services Limited
17/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
New World Infrastructure Limited
9/F, New World Tower 2
18 Queen's Road Central
Hong Kong

The Board of Directors
Pacific Ports Company Limited
21/F, New World Tower 2
18 Queen's Road Central
Hong Kong

Dear Sirs,

In accordance with your instructions, we have undertaken a valuation on behalf of Pacific Ports Company Limited ("PPC") to determine the market value of PPC's attributable equity interests, as at 30 June, 2002, in a portfolio of port and port-related projects (the "Portfolio") mainly comprising the following companies and projects:

(1) Xiamen Xinyuan Container Terminal Co., Ltd. ("Xinyuan")

(2) Xiamen New World Xiangyu Warehouse & Processing Zone Limited ("WPZ")

(3) Xiamen New World Xiang Yu Container Terminals Co., Ltd. ("Xiangyu")

(4) Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu")

(5) CSX Orient (Tianjin) Container Terminals Co., Limited ("CSXOT")

(6) N.S.A. (Tianjin) Int'l Cargo Distribution Co., Ltd. ("NSATL")

(7) United Asia Terminals (Yantian) Limited ("UATYL")

(8) CSX World Terminals Hong Kong Limited ("CSXWT Hong Kong")

(9) ATL Logistics Centre Hong Kong Limited ("ATL")

(10) Asia Container Terminals Limited ("ACT")

The purpose of this valuation is to express an independent opinion of the market value of PPC's attributable equity interest in the Portfolio as at 30 June, 2002.

Market value is defined as "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The Portfolio assets mainly comprise the aforesaid ten individual projects in China and Hong Kong. These projects include container terminals, container freight stations and cargo warehousing facilities. Brief descriptions of the Portfolio assets are as follows:

Xiamen New World Xiangyu Warehouse & Processing Zone Limited ("WPZ")

WPZ is a wholly-owned subsidiary of PPC incorporated in the PRC. WPZ operates as a logistics and distribution centre providing facilities for auxiliary services such as container depot, warehousing, maintenance workshop and logistics facilities. The management is currently planning to develop WPZ into an advanced warehousing and logistics facility.

WPZ currently holds an interest in land, which comprises two parcels of land with a total site area of approximately 89,448 square meters. The land use rights in respect of such land were granted to WPZ and the land use term commences from 3 July, 1994 and is for a period of 70 years for residential use, 50 years for composite and warehousing use and 40 years for commercial use.

Xiamen Xinyuan Container Terminal Co., Ltd. ("Xinyuan")

Xinyuan is a limited liability company incorporated in the PRC. Xinyuan leases 38,000 square metres of land from WPZ for the provision of cargo consolidation, container storage, container repair and maintenance services. The project commenced operation in 1999.

Pursuant to a sino-foreign equity joint venture contract dated 9 January, 1998 entered into between Wisemec Enterprises Limited, a wholly-owned subsidiary of PPC and Xiamen COSCO International Container Freight Station and Transportation Co., Ltd., Xinyuan was formed. In accordance with the above-mentioned contract, Xinyuan is 70% owned by PPC and the joint venture period is for a term of 20 years commencing from the date of issue of the business license.

Xiamen New World Xiang Yu Container Terminals Co., Ltd. ("Xiangyu")

Xiangyu is a newly formed sino-foreign joint venture company incorporated in the PRC. It operates berth Nos. 12 to 16 in Xiamen Port and provides container terminal services that range from container handling to CFS operations, storage, warehousing, trucking and other related services.

Pursuant to the merger agreement dated 28 June, 2002 entered into between Xiamen Xiang Yu Quay Co., Ltd. ("CJV 1"), Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. ("CJV 2"), and Xiamen Xiangyu Free Port Developing Co., Ltd. ("WSOLLC"), CJV 1 will merge with CJV 2 and WSOLLC by way of absorption whereby all assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV1 and thereafter CJV 2 and WSOLLC will cease to exist. In addition, CJV 1 will be converted from a cooperative joint venture into an equity joint venture when the merger is completed in accordance with the above-mentioned merger agreement, and a new joint venture company ("New JV") will be formally established as a result of such conversion.

The New JV will be owned as to 50% by Xiamen Xiangyu Group Corporation and 50% by New World (Xiamen) Port Investments Limited. The total investment and the registered capital of the New JV will be RMB1,150,000,000 and RMB384,040,000, respectively. The name of the New JV will be changed from Xiamen Xiang Yu Quay Co., Ltd. to Xiamen New World Xiang Yu Container Terminals Co., Ltd.

Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu")

Huisu is a limited liability company incorporated in the PRC. Its principal activity is the provision of trucking services, which commenced operation in 1998. It is intended that Huisu will expand into a multi-purpose facility handling containers and cargoes and provide terminal operation services. The designed handling capacity of Huisu is 40,000 twenty-foot equivalent units ("TEUs") per annum and 600,000 tonnes per annum.

Pursuant to a sino-foreign equity joint venture contract dated 18 June, 1995, Huisu was established by Suzhou Port and Commerce Company (now known as 蘇州通港港口有限公司) and Fairyoung (Suzhou) Port Investments Limited (now known as New World (Suzhou) Port Investments Limited), a wholly-owned subsidiary of PPC. The joint venture period is for a term of 30 years commencing from the date of issue of the business licence.

After share transfer, Huisu is now 75% owned by PPC and 25% owned by Suzhou Tonggang Ports Company Ltd.

CSX Orient (Tianjin) Container Terminals Co., Limited ("CSXOT")
(Formerly known as "Sea-Land Orient (Tianjin) Container Terminals Co., Limited")

CSXOT is a limited liability company incorporated in the PRC. CSXOT currently operates four container berths and one coal berth at Dongtuti in Tianjin Xingang, the PRC, providing container stevedoring, storage, repairs and refrigerated container handling services. CSXOT commenced operation in January 1999 and the designed handling capacity is 1,400,000 TEUs per annum.

Pursuant to a sino-foreign equity joint venture contract dated 31 January, 1997, CSXOT was established by Tianjin Port Holdings Co., Ltd. (formerly known as Port of Tianjin Authority) ("Party A") and CSX World Terminals New World (Tianjin) Limited ("Party B"). In accordance with the terms of contract, CSXOT is 49% owned by Party B, of which PPC has a 50% interest. The joint venture period is for a term of 30 years commencing from the date of issue of the business licence on 6 March, 1997.

Pursuant to a board resolution of CSXOT dated 17 December, 1998, the board of directors of CSXOT approved the extension of the commencement date of CSXOT from 1997 to 1999 for a term of 30 years until 31 December, 2029.

N.S.A. (Tianjin) Int'l Cargo Distribution Co., Ltd. ("NSATL")

NSATL is a limited liability company incorporated in the PRC. The main businesses of NSATL are intended to be the development and operation of a logistics, warehousing, and distribution centre on Land Lot Nos. F-2 and F-3 of Tianjin Port Free Trade Zone. Currently, the businesses of NSATL are not yet in operation. NSATL is a 100% owned subsidiary of PPC.

A state-owned land use rights in respect of the land use rights of Land Lot Nos. F-2 and F-3 of Tianjin Port Free Trade Zone was granted to NSATL pursuant to a Novation Agreement in December 1998. Total site area of these two land lots is approximately 134,650 square meters and the land use rights were granted to NSATL for a term of 50 years commencing from 15 July, 1997.

The proposed development scheme includes the construction of a warehouse with a gross floor area of approximately 20,000 square meters, and a stacking area of approximately 110,000 square meters. Upon completion, the whole project shall be developed as a logistics, warehousing and distribution centre. The property is currently vacant.

United Asia Terminals (Yantian) Limited ("UATYL")

UATYL is a limited liability company incorporated in Hong Kong. It is one of the leading providers of container freight station ("CFS"), warehousing and distribution services in southern China. UATYL intends to diversify its services into customized processing and packaging in the future. UATYL started operations in February 1997 and achieved a CFS handling turnover of 779,877 cubic metres in the first year. PPC has an attributable equity interest of 40% in UATYL.

CSX World Terminals Hong Kong Limited ("CSXWT Hong Kong")
(Formerly known as "Sea-Land Orient Terminals Limited")

CSXWT Hong Kong is a limited liability company incorporated in Hong Kong. The company currently operates berth 3, Kwai Chung Container Terminals ("CT3") in Kwai Chung, Hong Kong.

CT3 comprises a single 305-metre berth with an associated container yard, which occupies approximately 41 acres (approximately 16.7 hectares). Stacking capacity of container yard is approximately 10,872 TEUs. The berth is presently operated by 4 shore cranes. The air rights to part of the land have been leased to Asia Terminals Limited for the development of a CFS facility. CSXWT Hong Kong retains the right to use the podium area of this building for container storage purposes.

CT3 is the most efficient container terminal in Hong Kong in terms of throughput per berth and average crane productivity. It also provides container terminal services including loading and unloading containers between vessels and the terminal, cargo consolidation, equipment repair and maintenance. In fiscal year 2001 of PPC, CSXWT Hong Kong achieved throughput of 1,740,000 TEUs per annum, representing an increase of 5% over that of the last corresponding period.

Other than CT3 operation, CSXWT Hong Kong directly owns a 50% equity interest in ATL Logistics Centre Hong Kong Limited. At present, PPC holds an attributable interest of approximately 33.34% in CSXWT Hong Kong.

ATL Logistics Centre Hong Kong Limited ("ATL")
(Formerly known as "Asia Terminals Limited")

Asia Terminals Ltd was renamed ATL Logistics Centre Hong Kong Limited in December 2000. ATL is a limited liability company incorporated in Hong Kong engaging in development, construction and operation of ATL Logistics Centre, a container freight station and cargo distribution centre at berth 3, Kwai Chung Container Terminals, Hong Kong.

Currently CSXWT Hong Kong holds a 50% direct equity interest in ATL and another 39% indirect equity interest in ATL is held through a wholly-owned subsidiary of PPC. Including an approximately 16.67% attributable interest held through CSXWT, PPC owns a total of approximately 55.67% attributable interest in ATL.

ATL comprises a container freight station and cargo distribution centre occupying two blocks of 7 and 13 storeys, completed in 1988 and 1994 respectively. The two blocks together provide a total gross floor area of over 9 million square feet, giving some 5.9 million square feet of usable office, warehousing and loading/unloading space. It is one of the world's largest multi-storey drive-in container freight storage buildings. The terminal is constructed upon a portion of the land occupied by CT3.

Pursuant to two lease agreements dated 30 January, 1985 and 19 September, 1989, ATL holds the airspace above the designated land from CSXWT Hong Kong and received the right to construct the terminal complex on it.

Asia Container Terminals Limited ("ACT")

ACT is a limited liability company incorporated in Hong Kong, which has the joint right with Hongkong International Terminals Limited ("HIT") and Modern Terminals Limited ("MTL") to construct, develop, and operate Container Terminal No. 9 ("CT9") in Tsing Yi, Hong Kong granted by Hong Kong Government on 7 December, 1998.

In accordance with the swap agreement dated 7 December, 1998 with MTL, ACT will swap its interest in two berths of CT9 upon its completion in late 2004 for the right to own and operate the two existing berths at Container Terminal No. 8 West ("CT8W") currently operated by MTL. In December 1998, an agreement was reached among the consortium members in ACT in principle on the major commercial issues.

CT9 will have a total of six berths with an estimated berth length of 1,940 metres. ACT has the interest of 2 berths in CT9. The construction has been commenced in early 2000 and the estimated completion date for ACT's two berths at CT9 is scheduled in late 2003.

Methodology

In the course of the valuation, we have adopted an income approach methodology known as the price/earnings multiple method to derive the market value of the Portfolio. Pursuant to this methodology, a required rate of return of PPC is derived according to the market information including the risk free rate of return in the market and the expected market return. The required rate of return derived under the said methodology is approximately 10% and a multiplier named as "price/earnings multiple" is then arrived at by inversing the required rate of return after taking into account the expected growth of PPC. The market value of the Portfolio is derived by applying the price/earnings multiple to the profit attributable to shareholders of PPC excluding all non-operating and non-recurring items for the period from 1 July, 2001 to 30 June, 2002.

Apart from adopting the price/earnings multiple method, we have also reviewed the market value of each individual company to justify the valuation by reference to the discounted cash flow approach. However, the price/earnings multiple method is being adopted since the methodology is a widely accepted market approach in the industry to value portfolio investment. Also, bearing in mind of the fact that PPC operates and owns a number of infrastructure projects, we are of the opinion that the price/earnings multiple method can arrive at a more equitable result for each individual project to reflect the market value of PPC.

Based on the financial results of PPC for the year ended 30 June, 2002, the profit attributable to shareholders excluding non-operating and non-recurring items is approximately HK$353 million. Within the Portfolio, we understand that several companies are not yet in operation or their earnings have not been taken into account in the current year. NSATL and ACT are both not yet in operation and thus the earnings of these companies have not been reflected in the aforesaid profit. Also, some of the companies have just commenced their operation in recent years, including Xinyuan, WPZ, Huisu and CSXOT and their earnings are expected to increase in the forthcoming years. Also, in deriving the price/earnings multiple, we have made reference to various publicly listed companies of similar business nature (port or port-related) in the Asia Pacific region. We have further considered the current portfolio of assets, the capital structure, the liquidity of the interests in the Portfolio and other relevant factors. Bearing in mind of the above, a price earnings multiple of 13.9 is considered reasonable to be adopted.

In the course of the valuation of the Portfolio, We have taken into consideration all pertinent factors affecting PPC's ability to generate future cash flow. These factors include the following:

- the general economic outlook as well as specific investment environment for the Portfolio;
- the nature and current financial status of each company in the Portfolio;
- past and projected performance of each company in the Portfolio;
- the market rate of return for similar businesses; and
- the financial and business risks with regard to the nature of the business and the general economic environment.

Based on the above, we are of the opinion that the market value of the Portfolio as at 30 June, 2002 is in the order of HK$4,900 million (HONG KONG DOLLARS FOUR THOUSAND NINE HUNDRED MILLION).

While we have exercised our professional knowledge and cautions in adopting assumptions and other relevant key factors in our valuation, those factors and assumptions are still vulnerable to the change of the business, economic environment, competitive uncertainties or any other abrupt alterations of external factors.

We have reviewed financial information, project documents and other pertinent data relating to the Portfolio provided by PPC. We have no reason to doubt the truth and accuracy of the information provided by PPC. We have also made relevant inquiries and obtained further information as necessary for the purposes of this valuation.

We have not carried out any on-site measurements or structural survey. We are not able to report that the relevant properties of the Portfolio are free from rot, infestation or any other structural defect.

Yours faithfully
For and on behalf of
Chesterton Petty Ltd.
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS (GP)
Executive Director

Note: Charles C K Chan, Chartered Estate Surveyor, MSc, FRICS, FHKIS, MCIArb, RPS (GP) has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 17 years' experience in valuation of properties in Hong Kong and has extensive experience in valuation of properties in the PRC.

1 RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to PPC. The PPC Board collectively and individually accepts full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2 DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the following directors of PPC held shares in NWD, the ultimate holding company of PPC, as follows:

Name of Director	Number of shares
Mr. Cheung Chin-Cheung, Tommy	43,323
Mr. Tse Po-Shing, Andy	10,000
Mr. Kwong Che-Keung, Gordon	30,000

(b) As at the Latest Practicable Date, the following directors of PPC held shares in NWI, the intermediate holding company of PPC, as follows:

Name of Director	Number of shares
Dr. Cheng Kar-Shun, Henry	1,000,000 *(Note)*
Mr. Chan Wing-Tak, Douglas	700,000
Mr. Cheung Chin-Cheung, Tommy	100,000
Mr. Tse Po-Shing, Andy	100,000

Note: The shares in NWI are held by his spouse.

(c) As at the Latest Practicable Date, Mr. Doo Wai-Hoi, William, a director of PPC, held 700,000 shares in NWCL, a subsidiary of NWD, the ultimate holding company of PPC.

(d) As at the Latest Practicable Date, under the share option scheme adopted by PPC on 11 April 1997, certain directors of PPC held share options to subscribe for PPC Shares with an exercise price of HK$0.693 per Share as follows:

Name of Director	Date of grant	Number of share options outstanding *(Note)*
Mr. Chan Wing-Tak, Douglas	11 May 1999	10,000,000
Mr. Lo Lin-Shing, Simon	11 May 1999	6,000,000
Mr. Cheung Chin-Cheung, Tommy	11 May 1999	3,000,000
Mr. Tse Po-Shing, Andy	11 May 1999	2,000,000

Note: The share options are divided into four tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004, both dates inclusive.

(e) As at the Latest Practicable Date, under a share option scheme adopted by NWI, certain directors of PPC held share options to subscribe for shares in NWI as follows:

Name of Director	Date of grant	Number of share options outstanding with exercise price per share in NWI of HK$10.20 (Note 1)	HK$12.00 (Note 2)
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	2,400,000
Mr. Chan Wing-Tak, Douglas	26 November 1998	320,000	1,280,000
Mr. Doo Wai-Hoi, William	16 December 1998	200,000	800,000
Mr. So Ngok	26 November 1998	200,000	800,000
Mr. Cheung Chin-Cheung, Tommy	12 December 1998	78,800	315,200

Notes:

(1) The share options are exercisable from 1 July 1999 to 1 June 2004.

(2) The share options are divided into three tranches exercisable from 1 July 2000, 1 July 2001 and 1 July 2002 respectively to 1 June 2004.

(f) As at the Latest Practicable Date, under a share option scheme adopted by NWCL, an indirect subsidiary of NWD (being the ultimate holding company of PPC), certain directors of PPC held share options to subscribe for shares in NWCL at a price of HK$1.955 as follows:

Name of Director	Date of grant	Period during which share options may be exercisable (Note)	Number of share options outstanding
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000
Mr. Chan Wing-Tak, Douglas	12 February 2001	13 March 2001 to 12 March 2006	500,000
Mr. Doo Wai-Hoi, William	8 February 2001	9 March 2001 to 8 March 2006	2,800,000
Mr. So Ngok	9 February 2001	10 March 2001 to 9 March 2006	500,000

Note: The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of the share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20% of the total number of the share options granted together with any unexercised share options carried forward from the previous year(s).

Save as disclosed above, as at the Latest Practicable Date, none of the directors of PPC or chief executive of PPC had any interest in the securities of PPC or any associated corporation (within the meaning of the SDI Ordinance) which would be required to be: (i) notified to PPC and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a director would be taken or deemed to have under Section 31 of, or Part I of the schedule to, the SDI Ordinance); (ii) entered in the register kept by PPC pursuant to Section 29 of the SDI Ordinance; or (iii) notified to PPC and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3 SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, so far as is known to any director or chief executive of PPC, the following persons were interested in 10% or more of the share capital of PPC as recorded in the register required to be kept under Section 16 of the SDI Ordinance as follows:

Name	*Notes*	**Number of PPC Shares**
CTFEL	*(1)*	1,544,976,000
NWD		1,544,976,000
Sea Walker Limited ("SWL")	*(2)*	1,544,976,000
Mombasa Limited ("Mombasa")	*(3)*	1,544,976,000
NWI	*(4)*	1,544,976,000
Lotsgain	*(5)*	1,544,976,000
Seashore Development Limited ("Seashore")	*(6)*	1,544,976,000

Notes:

(1) CTFEL and its subsidiaries have interests in more than one-third of the issued shares of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) SWL is a wholly-owned subsidiary of NWD and its interests in PPC is deemed to be held by NWD.

(3) Mombasa is a wholly-owned subsidiary of SWL and its interests in PPC is deemed to be held by SWL.

(4) NWI is a subsidiary of Mombasa and its interests in PPC is deemed to be held by Mombasa.

(5) Lotsgain is a wholly-owned subsidiary of NWI and its interests in PPC is deemed to be held by NWI.

(6) Seashore is a wholly-owned subsidiary of Lotsgain and its interests in PPC is deemed to be held by Lotsgain.

Save as disclosed above, no other person was recorded in the register kept pursuant to Section 16 of the SDI Ordinance as having an interest in 10% or more of the issued share capital of PPC as at the Latest Practicable Date.

(b) As at the Latest Practicable Date, so far as is known to any director or chief executive of PPC and save as otherwise disclosed in this Circular, the persons (other than members of the PPC Group) directly or indirectly interested in 10% or more of the voting power at general meetings of the members of the PPC Group (other than PPC) were as follows:

Name	Name of subsidiary	Percentage of shares held
Nanjing Port Authority	Nanjing Huining Wharfs Co., Ltd.	45%
蘇州通港港口有限公司	Suzhou Huisu International Container Freight Wharfs Co., Ltd.	25%
Xiamen Xiangyu Group Corporation	Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd.	40%
Xiamen COSCO International Container Freight Station & Transportation Co., Ltd.	Xiamen Xinyuan Container Terminal Co., Ltd.	30%

Save as disclosed above, so far as is known to any director or chief executive of PPC, no other person had directly or indirectly an interest in 10% or more of the voting power at general meetings of any member of the PPC Group (other than PPC) as at the Latest Practicable Date.

4 ADDITIONAL DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, none of the directors of PPC were materially interested in any contract or arrangement subsisting at the date of this Circular which is significant in relation to the business of the PPC Group.

(b) As at the Latest Practicable Date, none of the directors of PPC had entered, or proposed to enter, into a service contract with any member of the PPC Group which is not determinable by the relevant member of the PPC Group within one year without payment of compensation, other than statutory compensation.

(c) As at the Latest Practicable Date, none of the Experts had any shareholding in any member of the PPC Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the PPC Group.

(d) As at the Latest Practicable Date, none of the directors of PPC or any of the Experts had any direct or indirect interest in any asset which had been acquired or disposed of by, or leased to, any member of the PPC Group, or was proposed to be acquired or disposed of by, or leased to, any member of the PPC Group, since 30 June 2002, the date to which the latest published audited financial statements of the PPC Group were made up.

5 MATERIAL ADVERSE CHANGE

The PPC Board is not aware of any material adverse change in the financial or trading position of the PPC Group since 30 June 2002, the date to which the latest published audited financial statements of the PPC Group were made up.

6 QUALIFICATION OF EXPERTS

The following are the qualifications of the Experts, being the professional advisers who have given opinions or advice contained in this Circular:

Names	Qualifications
Commerzbank	A licenced bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
Sallmanns	Independent professional valuer
Chesterton	Independent professional valuer
American Appraisal	Independent professional valuer
PricewaterhouseCoopers	Certified Public Accountants

7 CONSENTS OF EXPERTS

Each of the Experts has given and has not withdrawn their respective written consents to the issue of this Circular with the inclusion of their letters and/or reports and/or references to their respective names, as the case may be, and references to their names in the form and context in which they respectively appear.

8 LITIGATION

No member of the PPC Group is engaged in any litigation or claim of material importance and, so far as the PPC Board is aware, no litigation or claim of material importance is pending or threatened against any member of the PPC Group.

9 MISCELLANEOUS

(a) The English text of this Circular will prevail over the Chinese text.

(b) The secretary of PPC is Wong Wing-Lun, Alan.

(c) The head office and the principal place of business of PPC is at 21st Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong. The registered office of PPC is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The branch share registrars of PPC in Hong Kong is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

10 MATERIAL CONTRACTS

The following contracts (excluding contracts that are entered into in the ordinary course of business) have been entered into by members of the PPC Group within the two years preceding the date of this Circular, and are or may be material:

(a) the Infrastructure Assets Sale Agreement;

(b) the Services Assets Sale Agreement; and

(c) a merger agreement dated 28 June 2002 among: (i) Xiamen Xiang Yu Quay Co., Ltd. (an indirect subsidiary of each of NWI and PPC); (ii) Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd.; and (iii) Xiamen Xiangyu Free Port Developing Co., Ltd. pursuant to which (i) would merge with (ii) and (iii) by way of absorption (i.e. the assets and liabilities of (ii) and (iii) would be absorbed by (i) and thereafter (ii) and (iii) would cease to exist) for an aggregate consideration of RMB624,167,788 (approximately HK$588,837,536).

11 DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Linklaters at 10th Floor, Alexandra House, 16-20 Chater Road, Hong Kong during normal business hours on any day (except public holidays) up to and including 12 December 2002:

(a) the Infrastructure Assets Share Sale Agreement;

(b) the Services Assets Sale Agreement;

(c) the memorandum of association and bye-laws of PPC;

(d) the letter from Commerzbank dated 18 November 2002, the text of which is set out on pages 39 to 59 of this Circular;

(e) the written consents referred to in paragraph 7 of this appendix;

(f) the accountants' reports from PricewaterhouseCoopers dated 18 November 2002, the text of which are set out in Appendix I to this Circular;

(g) the letter from Sallmanns dated 18 November 2002, the text of which is set out in Appendix IV to this Circular;

(h) the letter from American Appraisal dated 18 November 2002, the text of which is set out in Appendix V to this Circular;

(i) the letter from Chesterton dated 18 November 2002, the text of which is set out in Appendix VI to this Circular;

(j) the audited financial statements of the PPC Group for the years ended 30 June 2002 and 2001;

(k) the material contracts referred to under paragraph 10 of this appendix; and

(l) a copy of the circulars issued by PPC dated 31 October 2001 and 23 July 2002.

Pacific Ports Company Limited
太平洋港口有限公司

(incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Pacific Ports Company Limited ("PPC") will be held at Room 403, Level 4, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 12 December 2002, at 10:30 am for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as four separate ordinary resolutions and a special resolution respectively:

ORDINARY RESOLUTION NO. 1

"**THAT**:

(i) the Infrastructure Assets Acquisition (as defined in the circular to shareholders of PPC dated 18 November 2002 (the "Circular"), a copy of which has been produced to this meeting and marked "A" and signed by the Chairman of this meeting for the purpose of identification), the Infrastructure Assets Sale Agreement (as defined in the Circular, a copy of which has been produced to this meeting and marked "B" and signed by the Chairman of this meeting for the purpose of identification) and all the other transactions contemplated therein be approved; and

(ii) any one director of PPC as directed by the board of PPC be authorised to execute all such documents and to do all such acts, matters and things as he may in his discretion consider necessary or desirable on behalf of PPC for the purpose of or in connection with the Infrastructure Assets Acquisition or the implementation or the exercise or enforcement of any of the rights and performance of obligations under the Infrastructure Asset Sale Agreement."

ORDINARY RESOLUTION NO. 2

"**THAT**:

(i) the Services Assets Acquisition (as defined in the Circular), the Services Assets Sale Agreement (as defined in the Circular, a copy of which has been produced to this meeting and marked "C" and signed by the Chairman of this meeting for the purpose of identification) and all the other transactions contemplated therein be approved; and

(ii) any one director of PPC as directed by the board of PPC be authorised to execute all such documents and to do all such acts, matters and things as he may in his discretion consider necessary or desirable on behalf of PPC for the purpose of or in connection with the Services Assets Acquisition or the implementation or the exercise or enforcement of any of the rights and performance of obligations under the Services Assets Sale Agreement."

ORDINARY RESOLUTION NO. 3

"**THAT**:

(i) subject to the passing of Ordinary Resolutions Nos. 1 and 2 above, the authorised share capital of PPC be increased from HK$1,180,000,000 to HK$2,400,000,000:

(a) with effect from the date of this Resolution, by the creation of an additional 12,200,000,000 new ordinary shares of HK$0.10 each in the share capital of PPC ("PPC Shares"); and

(b) immediately after conversion of all the 4% cumulative convertible redeemable preference shares of HK$0.10 each ("Preference Shares") into PPC Shares, by the cancellation of the 4,000,000,000 then unissued Preference Shares and the creation of an additional 4,000,000,000 new PPC Shares; and

(ii) any one director of PPC as directed by the board of PPC be authorised to execute all such documents and to do all such acts, matters and things as he may in his discretion consider necessary or desirable on behalf of PPC for the purpose of or in connection with the abovementioned increase in the authorised share capital of PPC."

ORDINARY RESOLUTION NO. 4

"**THAT**:

(i) subject to the passing of Ordinary Resolutions Nos. 1, 2 and 3 above, with effect from the Effective Date (as defined in the Circular), PPC's issued and unissued shares of HK$0.10 each be consolidated ("Share Consolidation"), on the basis of every 10 issued and unissued ordinary shares of par value of HK$0.10 each be consolidated into 1 ordinary share of par value of HK$1.00 each ("Consolidated Share");

(ii) all of the Consolidated Shares resulting from the Share Consolidation be ranked pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of the shares as defined and contained in PPC's bye-laws;

(iii) any fractional entitlements to the issued Consolidated Shares be aggregated and sold for the benefit of PPC by an agent appointed by the directors of PPC for that purpose in accordance with the terms and conditions set out in the Circular; and

(iv) any one director of PPC as directed by the board of PPC be authorised to execute all such documents and to do all such acts, matters and things as he may in his discretion consider necessary or desirable on behalf of PPC for the purpose of or in connection with the Share Consolidation."

SPECIAL RESOLUTION NO. 5

"THAT:

(i) subject to the passing of Ordinary Resolutions Nos. 1 and 2 above, immediately upon Completion (as defined in the Circular) the name of PPC be changed to "NWS Holdings Limited" and that the Chinese name of PPC be changed, for identification purposes only, to "新創建集團有限公司"; and

(ii) any one director of PPC as directed by the board of PPC be authorised to execute all such documents and to do all such acts, matters and things as he may in his discretion consider necessary or desirable on behalf of PPC for the purpose of or in connection with the abovementioned change of name of PPC."

By Order of the PPC Board
Wong Wing-Lun, Alan
Company Secretary

Hong Kong, 18 November 2002

Head office and principal place of business:
21st Floor
New World Tower 2
18 Queen's Road Central
Hong Kong

Registered office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Notes:

1 A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of PPC but must be present in person to represent him.

2 In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be deposited at PPC's head office, at 21st Floor, New World Tower 2, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting, as the case may be. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting if shareholders so desire.